FINANCIAL AND CORPORATE RESPONSIBILITY PERFORMANCE



verizon

2012 ANNUAL REPORT

THE WORLD'S BIGGEST CHALLENGES **DESERVE EVEN BIGGER SOLUTIONS.**

[POWERFUL ANSWERS]

FINANCIAL HIGHLIGHTS



$106.6
$110.9
$115.8
10
11
12
CONSOLIDATED REVENUES (BILLIONS)
$33.4
$29.8
$31.5
10
11
12
CASH FLOWS FROM OPERATING ACTIVITIES (BILLIONS)
$0.90
$0.85
$0.31
10
11
12
REPORTED DILUTED EARNINGS PER SHARE
$2.20
$2.15
$2.24
10
11
12
ADJUSTED DILUTED EARNINGS PER SHARE (NON-GAAP)
$1.925
$1.975
$2.030
10
11
12
DIVIDENDS DECLARED PER SHARE

CORPORATE HIGHLIGHTS

- $15.3 billion in free cash flow (non-GAAP)
- 4.5% growth in operating revenues
- 13.2% total shareholder return
- 3.0% annual dividend increase
- 5.9 million wireless retail connection net additions
- 0.91% wireless retail postpaid churn
- 8.4% growth in wireless retail service revenue
- 607,000 FiOS Internet subscriber net additions
- 553,000 FiOS Video subscriber net additions
- 17.2% growth in FiOS revenue
- 6.3% growth in Enterprise Strategic Services revenue

Note: Prior-period amounts have been reclassified to reflect comparable results.

See www.verizon.com/investor for reconciliations to U.S. generally accepted accounting principles (GAAP) for the non-GAAP financial measures included in this annual report.

In keeping with Verizon's commitment to protect the environment, this report was printed on paper certified by the Forest Stewardship Council (FSC). By selecting FSC-certified paper, Verizon is making a difference by supporting responsible forest management practices.

CHAIRMAN'S LETTER



Dear Shareowner,

2012 was a year of accelerating momentum, for Verizon and the communications industry. The revolution in mobile, broadband and cloud networks picked up steam—continuing to disrupt and transform huge sectors of our society, from finance to entertainment to healthcare. To compete and grow in such a dynamic environment requires a commitment to innovation, a focus on continuous improvement and service excellence, a rigorous attention to building shareholder value and a deep belief in the social benefits of our empowering technology.

Over the past year we demonstrated our leadership on all these fronts.

At the core of our growth strategy is our commitment to using our technology to address the world's big challenges. How can we improve the lives of our customers? How can technology make businesses more efficient? How will innovation in healthcare, education and energy management transform society for the better? As you will see in this report, Verizon's networks provide a platform for answering these questions in new and powerful ways—creating new growth opportunities for our company and expanding our positive impact on society.


$63.4
$70.2
$75.9
10
11
12
WIRELESS REVENUE
(BILLIONS)


87.5
92.2
98.2
10
11
12
WIRELESS RETAIL CONNECTIONS
(MILLIONS)


$125.75
$134.51
$144.04
10
11
12
WIRELESS RETAIL POSTPAID ARPA

SUPERIOR NETWORKS

At Verizon we have always believed that innovation in networks is the foundation for growth across the whole industry. Our strength rests on having the best, most reliable wireless, broadband and global Internet networks in the industry, and over the years we have consistently invested our capital to reinforce and extend our lead and get ahead of the trends that are driving growth in our industry.

The importance of this strategy has never been more evident than in 2012.

Explosive demand for mobile data is arguably the biggest driver of growth in the technology industry today. Verizon helped usher in this innovative era in 2010 with the launch of our 4G LTE wireless network, which delivers the speed and capacity required for wireless data and video, and we have led the industry in deploying this vital resource across the U.S. As of January 22, 2013, Verizon's 4G LTE network covered nearly 89 percent of the U.S. population, and we expect to cover nearly our entire 3G network footprint by the end of this year. To further support the increased bandwidth necessary for growth in wireless data, we acquired additional wireless spectrum in 2012 from a consortium of cable companies, putting us in a strong position to capitalize on this growth trend for the foreseeable future.

We showed the same commitment to building and reinforcing our core assets in our wireline networks. With data traffic on the Internet backbone multiplying rapidly, we expanded the capacity of our global Internet network, connecting most of the major cities in the U.S. and the busiest routes in Europe and Asia with networks that can deliver 100 gigabits per second (Gbps) speeds. We also continue to redefine our residential broadband network around fiber with our innovative FiOS network, which takes fiber all the way to customers' homes. Not only does FiOS transform our customers' broadband experience, it also is far more efficient than the legacy copper network. FiOS now reaches about two-thirds of our wireline footprint, and we're systematically upgrading customers from copper to the fiber platform that provides better service for them and lower costs for us.


2012 TOTAL RETURN
VERIZON
S&P 500
30%
10%
-10%
16.0%
13.2%
12/31/11
2/29/12
4/30/12
6/30/12
8/31/12
10/31/12
12/31/12


5.4
4.8
4.1
10
11
12

FiOS INTERNET SUBSCRIBERS (MILLIONS)


4.7
4.2
3.5
10
11
12

FiOS VIDEO SUBSCRIBERS (MILLIONS)


$8.1
$7.6
$6.6
10
11
12

VERIZON WIRELINE STRATEGIC SERVICES REVENUE (BILLIONS)

INNOVATIVE PRODUCTS AND SERVICES

Building on our cornerstone of network excellence, we are delivering a steady stream of innovative products that are shifting our center of gravity toward growth markets. Meeting customer demand for wireless data and smartphones, we launched dozens of 4G LTE phones and Internet devices. We revolutionized wireless pricing with our new "Share Everything" plans, which allow customers to share text, talk and data among up to ten different devices. This is accelerating the adoption of these new devices and helped push smartphone penetration to 58 percent by the end of 2012. Our commitment to quality has been recognized by J. D. Power, which has rated Verizon Wireless number-one in customer service in four consecutive surveys.

FiOS is proving to be another platform for growth, with its Internet and video services accounting for 68 percent of consumer wireline revenues. We are leveraging the tremendous capabilities of fiber-optics with FiOS Quantum, which delivers speeds of up to 300 megabits per second (Mbps) and was named by PCMag.com the fastest residential broadband service in the country. With customers connecting an increasing array of computers, game players, televisions and other devices in the home to their broadband connection, we believe the virtually unlimited capacity of fiber will give us a sustainable competitive edge in the consumer market.

In our enterprise business, we are building or acquiring the platforms to ride on our network that will enable us to deliver the services that global enterprises require. For example, we acquired two companies in 2011, Terremark and CloudSwitch, that give us a core competency in the fast-growing market for enterprise cloud and security services. Another key acquisition is Hughes Telematics, Inc. (HTI), a leading provider of machine-to-machine, fleet and connected car services. As Internet connectivity is built into electronic equipment, appliances, buildings and utility grids, new technology solutions are emerging in such fields as healthcare, energy, transportation and e-commerce. Verizon will use the HTI machine-to-machine platform to be a big player in these emerging growth markets.

All of these initiatives are transforming our growth profile. Consumer wireline revenues grew by 3.2 percent for the year—the best in a decade—fueled by double-digit growth in FiOS. Wireless had 5.9 million retail connection net additions—with fourth-quarter net adds in retail postpaid the highest in our history—for an industry leading total of 98.2 million retail connections, and saw total operating revenues increase by 8.1 percent. Despite continuing economic challenges in global markets, revenues from strategic business services grew by 6.3 percent.

TRANSFORMING THE BUSINESS THROUGH STRATEGIC PARTNERSHIPS

With technology permeating every corner of business and society, no single company can deliver everything customers want and need without having great partners. At Verizon, partnerships are a fundamental piece of our growth strategy, helping us branch into new markets, stimulate innovation and broaden our geographic reach.

In 2012, we took several major steps to create strategic advantages through collaboration.


$16.5
$16.2
$16.2
10
11
12
CAPITAL EXPENDITURES (BILLIONS)

Today's customers want to be able to access video content on any screen — TV, personal computer, tablet or cellphone — wherever and whenever it's convenient for them. To address this demand, Verizon Wireless is partnering with the nation's major cable companies to deliver video solutions on a national scale across our 4G LTE wireless and cable networks. We are also using this partnership to encourage content developers and entrepreneurs to develop innovative mobile video services that we can deliver over these powerful platforms.

In addition, we're giving customers more video options through a new venture with Redbox Automated Retail, LLC, a subsidiary of Coinstar, Inc. Our new service, Redbox Instant by Verizon, offers on-demand video streaming powered by Verizon's cloud computing technologies and IP networks, supplemented by Redbox's network of more than 42,000 DVD rental kiosks nationwide.

More broadly, we are helping to stimulate the innovation process that will drive the transformative power of mobile and machine-to-machine technologies into new markets. We have two Innovation Centers in Waltham, Massachusetts and San Francisco, California where we bring entrepreneurs, developers and partners together with Verizon network engineers in state-of-the-art laboratories to develop new LTE products and get them to market quickly. This collaboration with more than 125 different partners is producing an impressive range of exciting new products, services and applications. We demonstrated more than 60 of these at the 2013 Consumer Electronics Show, with far-ranging applications in fields such as public safety, healthcare monitoring, mobile video, energy management and education (for more information, see the "Powerful Answers" section of this report).

With this focused and aggressive innovation program, we not only increase demand for Verizon's network services but also give people the tools for solving problems and enhancing their lives in exciting new ways.

ADDRESSING THE WORLD'S BIGGEST CHALLENGES

Some of the biggest opportunities for Verizon lie in the intersection between our empowering technology and our society's deepest needs. For example, we are expanding in the field of digital healthcare with a mobile health platform that gives clinicians and patients a better tool for monitoring patients and managing chronic diseases. Our machine-to-machine solutions are helping to modernize electrical and transportation systems, providing customers with greater control over their energy use. Going forward, we seek to build additional vertical capabilities centered on technology solutions in such fields as education, e-commerce and public safety.

We believe that using our talent and technology to address society's biggest challenges will both grow our business and change the world for the better. We call this strategy "Shared Success," an integrated approach to growth that drives both our business development and corporate responsibility efforts. As evidence of our disciplined process, we have developed metrics for tracking the social impact of our technology on the communities we serve, which we track in this report (see page 20). To increase the impact of our philanthropic resources, we have refocused the Verizon Foundation on becoming a channel for innovation and social change. The Foundation is working with leading nonprofit organizations such as the Children's Health Fund to test technology solutions in real-world settings and extend access to new technology into underserved communities.

Just as Verizon's Innovation Program has become an incubator for new business solutions in the marketplace, the Verizon Foundation aims to become an incubator for new social solutions.

CREATING SHAREOWNER VALUE

As focused as we are on using our technology to transform the world, we are equally driven to transform our own business from the inside out. We have implemented Verizon Lean Six Sigma, a rigorous process improvement model, to identify areas where we can streamline how we work and eliminate internal barriers that impede productivity and service excellence. In just the last 18 months, we have removed $4 billion from our cost structure.

Our 2012 results reflect our fundamental financial strength, our commitment to growing shareowner value and our success in seizing opportunities in our key strategic growth areas. Revenues totaled $115.8 billion, up 4.5 percent. We generated $31.5 billion in cash flow from operating activities, an increase of 5.7 percent. With these healthy cash flows, we invested $16.2 billion in our networks and paid $5.2 billion in dividends, which included our 6th dividend increase in as many years. Earnings per common share increased 4.2 percent to $2.24 on an adjusted basis. Overall, Verizon's total return to shareowners for 2012 was 13.2 percent, as compared with 10.2 percent for the Dow Jones Industrial Average and 16 percent for the S&P 500.

EMPLOYEE DEDICATION

Being a responsible citizen is at the heart of our business, and can be seen in the commitment of our employees to providing customers with the best possible service. Nowhere was that dedication more apparent than in the wake of Superstorm Sandy, which wreaked havoc on the East Coast of the United States. For months, our employees worked nearly non-stop to restore communications services, rebuild badly damaged infrastructure and upgrade our networks against future disasters. The Verizon Credo says "we run to a crisis." As usual, Verizon employees came through. I thank each and every one of them for their dedication to our customers and communities.

I am grateful to our Board of Directors for their strategic guidance and support in helping us build Verizon to be successful for decades to come. I'm confident about the trajectory of our business and inspired by our potential for making a difference in the world. Verizon is in the center of a powerful transformation, and is well positioned to create long-term value for our customers, shareowners and communities.



Lowell McAdam
Chairman and Chief Executive Officer
Verizon Communications Inc.



ADVANCED WIRELESS TECHNOLOGY THAT POWERS OUR LIVES

Verizon's 4G LTE network is more than just powerful. It's rebooting the mobile landscape and transforming the way we experience the digital world.

Our 4G LTE network has made Verizon the industry leader in high-speed wireless access, creating exciting new opportunities for mobile applications and streaming media and enabling people to experience a whole new level of connectivity.

CREATING AN INDUSTRY ECOSYSTEM

To drive 4G LTE deeper into the marketplace and accelerate growth, we're using Verizon's Innovation Centers to inspire, enable and showcase new wireless solutions. By connecting innovators with technology in state-of-the-art lab environments, we're bringing amazing new products to the marketplace — changing the way we live, work and play.

From groundbreaking wireless devices to specialized services and apps, our Innovation Program is creating a wide range of new services that harness the power of our 4G LTE network. As a result, the impact of 4G LTE has rippled throughout the tech industry.

At the beginning of 2013, Verizon had about 40 4G LTE-enabled smartphones, tablets and Internet devices in its lineup, produced by the world's leading manufacturers. We're also seeing a new generation of advanced electronics with LTE connectivity coming to the market, including video cameras, energy monitors and medical devices. Through collaboration we're bringing amazing new products to the marketplace and changing the way we communicate.

A TRUE GAME-CHANGER

4G LTE is a true game-changer in today's wireless world. It can help kids attend school, even when they physically can't. It can help remote workers collaborate with experts and get critical business information quickly. LTE connections can also help patients in rural areas get the care they need from doctors and specialists thousands of miles away.

Verizon's 4G LTE technology empowers customers in so many ways that it stretches the limits of what's possible. It promises to drive growth in our economy and provide powerful answers to many of the challenges facing our communities.

FIBER-OPTIC QUALITY FOR THE CONNECTED HOME

With Verizon FiOS, customers can enjoy picture-perfect TV, unsurpassed Internet speeds and crystal clear calls. But our all-fiber network technology is much more than that.

FUTURE-PROOF TECHNOLOGY

Verizon's fiber network was designed to evolve with our customers' bandwidth needs. We're using our technology to help people get more out of life today while providing for the services they'll need tomorrow.

The average home today has seven connected devices, such as computers, high-definition TVs, game players and DVRs, and that number is increasing. Our FiOS network is able to handle bandwidth-intensive applications such as 3D video, high-capacity telework, smart-energy management, security monitors and in-home healthcare that will continue to accelerate the broadband needs of the digital household.

A QUANTUM LEAP

Connecting all these devices will require even faster speeds and higher bandwidth, so last year we launched FiOS Quantum, offering the nation's fastest download speeds at up to 300 Mbps. As our customers demand even more innovative, high-bandwidth applications that challenge today's top speeds, our network will be ready. We're testing connection speeds of up to 1 gigabit per second (Gbps) so that we can upgrade our services to meet our customers' evolving needs.

ENTERTAINMENT ON-THE-GO

Customers are no longer content with watching video only on a TV, so we're bringing the same superior HD quality, entertainment content, speed and reliability to our customers on-the-go using Verizon cloud computing technology. Verizon is collaborating with Redbox to provide an innovative service called "Redbox Instant by Verizon" that combines our cloud-based video streaming capabilities with Redbox's national DVD kiosks. Verizon's innovative technology helps customers make the most out of their connected lives, whether it's sending large files from their home office, streaming a 3-D movie into their living room or enjoying video chats with loved ones halfway around the world.



EXPANSIVE HIGH-SPEED GLOBAL CONNECTIVITY

Verizon's global IP backbone network was built to handle the explosion in Internet data and video traffic. It's the global trade route of the 21st century, shipping digital cargo efficiently around the world.

GLOBAL IP NETWORK

Verizon maintains more than 800,000 miles of high-speed cables—enough to circle the earth more than 32 times—and we operate in more than 150 countries on six continents. Our network is one of the largest wholly owned, facilities-based networks in the world.

We support businesses and government agencies around the globe securely and reliably, including 98 percent of the Fortune 1000. Verizon's expansive IP footprint and direct interconnections around the world enable our customers to reach more destinations directly through our global IP network than through the networks of any other service provider.

Verizon's global network technology supports the enormous growth in Internet video and data traffic, which helps multinational corporations interconnect their facilities around the world. We also provide intelligent networking solutions that securely connect large business and government customers to the data, machines, and applications they need to be successful. Our residential, small business and wireless customers also benefit from one of the most-connected IP networks, with a range of Internet solutions that have local-or wide-area network requirements.

FASTEST COMMERCIAL SPEEDS AVAILABLE

Verizon's global backbone network continues to grow to meet our customers' evolving needs. During the past three years, we have connected most of the major cities in the U.S. with speeds of 100 Gbps, and we're upgrading our busiest routes in Europe and the Asia Pacific region. We expect to double that speed in trials later this year.

We're also pushing 100 Gbps into our metro networks, as we recently did with our fiber central offices in Lower Manhattan, driving Ethernet speeds even closer to the customer.

Verizon will carry on its heritage of innovation by advancing its IP platform and the applications that are changing our everyday lives. Working in collaboration with the countless people and machines that touch the IP cloud, the sky remains the limit of our collective imagination.





WORLD-CLASS CLOUD DATA CENTERS

Verizon's networked cloud servers can store anything that can be digitized—from movies to healthcare records—and deliver it anywhere in the world.

200 DATA CENTERS AROUND THE WORLD

Verizon expanded into the cloud space in a big way with our 2011 acquisition of Terremark, giving us a network of 200 world-class cloud data centers around the globe. We now offer cloud-based services in areas such as mobile commerce, security and healthcare. We're also able to give entrepreneurs the tools to build new businesses and services in the cloud on a global scale.

Verizon Terremark cloud services allow businesses to move applications, processing and storage that previously existed on the customer's network into our securely managed network servers. These services allow users to access the same data and applications on any connected device, providing enriched, real-time information exactly when and where it's needed.

This ability transforms the way companies operate by giving them a radically more efficient way to do business. It means any kind of content—even things like education, healthcare and government services—can be delivered anywhere, anytime and on any device.

THE CONNECTED ENTERPRISE

With the rise of the globally connected enterprise, our customers need intelligent applications that can run on multiple platforms. We offer mobile workforces constant access to collaboration tools and back-end systems to be productive and competitive. We also help organizations securely manage vast amounts of data so they can turn it into intelligence that leads to new products, services and revenue streams.

With technology changing so quickly, we help enterprises minimize capital investment and accelerate innovation cycles. Our cloud services also spread resources efficiently and reduce duplicative investments in equipment, making them a key tool in helping corporations find sustainable solutions to managing a global enterprise.

Cloud computing changes the way business is done and Verizon Terremark is changing the cloud with innovative technology that spans the globe.



Last year we launched the Verizon Innovative Learning School program in 12 schools in underserved areas across America. Teachers like these at the Charles Carroll Middle School received extensive training on innovative ways of using technology in the classroom to help increase student engagement.

HOW CAN WE USE TECHNOLOGY TO STRENGTHEN OUR SOCIETY?

Verizon's innovative technology enhances people's lives. We address critical needs in our communities and create long-term growth by sharing our success.

SHARING OUR SUCCESS

Verizon has deep roots in the communities we serve. Our networks are an engine for economic growth, and our products enhance the relationships that support our society.

Our advanced technology is providing exciting new opportunities to find powerful answers to some of the enduring challenges that face our society, such as, how can we transform healthcare? Is there a better way to manage our energy usage? How can we give our students a better education? How can we become more sustainable?

We can now address these questions in innovative ways, using our wireless and broadband services to help our communities grow.

This creates a sustainable long-term growth strategy — one that opens new markets for Verizon, provides value for shareowners and helps solve community problems. Our goal is to take our corporate responsibility to a higher level of social impact, because we believe that creating a healthy, sustainable society is the best way to create a healthy, sustainable business.

BUSINESS AND SOCIAL VALUE METRICS

In 2011, we formalized our strategy for creating business and social value under the mantle of "Shared Success," a term that derives from the Verizon Credo. We made strong progress last year. We laid the groundwork for our "Powerful Answers" campaign, which helps us identify and accelerate deployment of technology solutions that create shared value. We developed a process to capture data that measures the value of our technology to the communities we serve. We also revised our philanthropic strategy to use our technology to address the challenges of underserved communities and accelerate social change in education, healthcare and energy management.

In the healthcare market, we created metrics for our mHealth products. In addition to capturing data on business performance measures such as revenue and market share, the metrics will help us understand how our products improve patient outcomes. In 2013 we will work with our healthcare customers to apply these metrics. The information we collect helps our customers measure improvements in patient care and helps us demonstrate the effectiveness of our solutions. We will develop similar measures for our education and energy products.

A FOUNDATION FOR SOCIAL INNOVATION

2012 was a year of transition for the Verizon Foundation as it revised its strategy to become a channel for social innovation. Its new focus is on accelerating social change by combining our advanced technology with its philanthropic resources to address challenges in education, healthcare and energy management.

The Verizon Foundation's programs enable us to better understand how our technology can benefit society and deliver innovative solutions that transform lives. This is especially true in underserved communities, which might experience the most benefit and rapid improvement from the adoption of Verizon's newest technologies.

INNOVATIVE SOCIAL SOLUTIONS

Our new philanthropic strategy parallels the corporate strategy of our Innovation Program. Verizon's LTE Innovation Centers provide a wide range of companies with opportunities to generate new ideas, refine concepts and bring breakthrough products to market through a process that stimulates innovation and change.

Just as these Innovation Centers are incubators for new products and applications of technology, the Verizon Foundation aims to become an incubator for new social solutions. It is collaborating with leading nonprofit organizations to apply our sophisticated technology and expertise to address some of the most critical challenges in education, chronic healthcare and energy efficiency.

By partnering with dynamic, forward-thinking organizations to design programs to address these urgent problems, the Verizon Foundation is demonstrating how technology can be used to engineer positive social change, faster and easier.

TRACKING OUR SUCCESS

As a technology incubator, the Verizon Foundation will track and measure outcomes and improvements at every stage. It will evaluate the social value of these initiatives, providing new insight and research into how best to integrate technology into solving social problems and scale-up results. In this way, we can demonstrate how our social investments create new technology-based solutions and validate the ability of our products to address unmet needs.

To learn more about Verizon's commitment to shared success, visit our Corporate Responsibility site at http://responsibility.verizon.com.



Verizon funding is bringing mHealth solutions to Children's Health Fund mobile medical clinics, which provide healthcare to disadvantaged children in schools and shelters. Virtual care technology can overcome access barriers to remotely connect these patients to needed specialists.



Verizon teamed up with NantWorks to create a new medical database that uses our 4G LTE network and the cloud to give doctors unprecedented access to the latest in cancer research and treatments.

HOW CAN WE TRANSFORM HEALTHCARE?

We have a tremendous opportunity to use Verizon's innovative technology to address healthcare in a powerful new way.

This is a transformational moment for digital healthcare. The barriers to innovation are finally coming down, and our high-speed network is able to handle the bandwidth demands of securely sending critical MRIs, X-rays and CAT scans over the Internet.

Our healthcare-specific solutions touch the entire healthcare ecosystem, from the biggest institutions all the way to the patient. To maximize this opportunity, we are working with great partners to bring safe, secure and effective solutions to market.

MANAGING CHRONIC DISEASES

In 2013 we plan to launch our mHealth platform, which will give clinicians and patients a better tool for managing chronic diseases such as congestive heart failure and diabetes. Combined with our cloud platform, we will have a secure, private way for doctors to monitor patients between check-ups. This will help keep patients healthier, while reducing medical costs for unexpected trips to the emergency room. We also have a partnership with a company called NantWorks that uses a combination of connected supercomputers, genetic analysis and mobile technology to put the tools for advanced cancer diagnosis and treatment in the hands of physicians everywhere.

ENABLING MOBILE HEALTHCARE

Verizon has redesigned the medical alert bracelet by adding technology. Using Verizon's 4G LTE network in combination with Near Field Communication technology, a single tap on a medical band can quickly retrieve vital medical information. Wearers can add, update and sync critical medical information right to their bracelets. In a medical emergency, health data can be communicated even if the wearer can't share it.

We're also using our technology to enable better patient outcomes and control spending on healthcare, especially in underserved communities. For example, we've signed on as the technology sponsor for a project called the Clinton Health Matters Initiative, launched by the William J. Clinton Foundation. During the next three years we'll go into medically disadvantaged communities around the country and put better tools for managing health in the hands of physicians and patients.

The goal is to create new revenue for Verizon while at the same time transform the delivery of healthcare. Along the way, we will use our social value metrics to measure our ability to decrease the cost and increase the quality of care.

CHILDREN'S HEALTH FUND PARTNERSHIP

The Verizon Foundation is partnering with Children's Health Fund (CHF) to equip mobile pediatric medical units in several key cities with our fastest mobile data network. We want to increase access to care for disadvantaged children who are at greater risk for chronic disease and health problems.

We're integrating our health-information technology into the CHF programs, specifically, mobile pediatric medical units that provide primary care in partnership with a hospital or other medical affiliate. These units will be equipped with virtual care technology, which lets pediatricians connect children to specialty care as the mobile medical clinics visit schools and shelters.

The Verizon-CHF partnership will also be deploying low-cost technology to improve patient-provider communication and help patients follow their doctors' instructions. This is of particular concern in urban areas where many children are living in shelters or other temporary environments.

IDENTIFYING NEW OPPORTUNITIES

Partnerships like these—with real-life impact—are designed to address disparities in healthcare and improve access for those disproportionately affected by chronic diseases, especially women, children and seniors. These collaborations will also help us validate how well our products improve the cost and quality of healthcare.

To learn more about how Verizon is committed to finding new healthcare solutions, visit our Corporate Responsibility site at http://responsibility.verizon.com.



InMotion Technology worked with the Verizon Innovation Center to develop the first 4G LTE wireless mobile router, which allows secure transmission of patient data from ambulance tablets, EKGs and other diagnostic tools to emergency room doctors.



Networkfleet, a Verizon company, offers advanced fleet technology solutions to help businesses monitor their company vehicles and decrease fuel consumption.

IS THERE A BETTER WAY TO MANAGE OUR ENERGY USAGE?

From smart homes to connected cars, Verizon technology is giving our customers innovative tools to address many of our long-term energy challenges.

We see a growing market for digital technologies that give customers control over their energy management. We're partnering with a number of utilities as they transition to remote meter management. By using cloud-based solutions and "e-meters," utilities can provide customers with better information on their energy usage.

These and other machine-to-machine solutions are being developed in our LTE Innovation Centers, helping modernize our electrical and transportation systems and drive greater efficiencies.

ENABLING SMART GRIDS

Digitizing the electrical grid is giving users unprecedented control over how they consume and manage energy, while it helps unite producers and consumers of energy into a single, dynamic energy ecosystem.

In Charlotte, N.C., Verizon is working with Duke Energy to create a more sustainable urban environment in a project known as "Envision: Charlotte." Verizon connected the energy systems of 62 buildings in the city's core using our 4G LTE wireless network. Real-time data on energy consumption is displayed on interactive video kiosks throughout the city, along with suggestions about how to reduce energy use. The goal is to reduce energy consumption by 20 percent by 2016.

In Worcester, Mass., National Grid is testing the energy system of the future. Its smart grid pilot, which was developed in partnership with Verizon and other key parties, is designed to give more than 15,000 customers control over their energy use through advanced technology. The utility's goals are to encourage customers to save energy, while it increases network service reliability and improves response to power outages.

IMPROVING FUEL EFFICIENCY

Our technology is also helping businesses to manage their transportation systems. To improve the efficiency of its 350-vehicle fleet, the Eastern Municipal Water District in Riverside, Calif., is working with Networkfleet, a Verizon company. We provide a wireless fleet-management solution that connects directly to a vehicle engine's onboard diagnostic unit, letting fleet managers remotely monitor engine diagnostics, fault codes and emission control status. Our solution has already helped reduce fuel use and carbon emissions.

MACHINE-TO-MACHINE APPLICATIONS

We've talked about machine-to-machine (M2M) technology in theory for a long time, but with the evolution of cloud services and Verizon's LTE network, we're expecting a strong growth in demand for M2M services. We're seeing it in smart homes, where the home is quickly becoming a vital hub on the digital grid. It starts with our 4G LTE wireless technology and a powerful line-up of devices to provide anywhere, anytime control of everything from lights and appliances to thermostats and security alarms.

Customers of Lowe's Iris smart-home system will now be able to use Verizon's wireless network for remote monitoring and management of their homes' energy and security systems.

Another service powered by Verizon's wireless network is the Home Area Network Energy Gateway, a self-installed, smart-grid solution that lets consumers manage the energy use for plugged-in devices at their home. The Gateway lets users turn appliances on or off remotely, set schedules and control the temperature from a smartphone or web browser.

Verizon's wireless technology is also helping cities be more efficient. Just-in-time trash collection, a system that sends collection crews real-time data on the status of city trash and recycling bins, helps cities work smarter. With this solution, powered by Verizon with innovators such as BigBelly Solar, collection can be managed much more efficiently by limiting trips and covering a larger area with fewer resources, with no overflows or litter.

We believe broadband and M2M based energy-efficiency solutions will represent a significant new source of revenue for Verizon and deliver social value by accelerating the transition to a low-carbon economy. In 2013 we are developing metrics to measure the energy efficiency benefits of M2M solutions.

To learn more about how Verizon is committed to finding new energy solutions, visit our Corporate Responsibility site at http://responsibility.verizon.com.



Verizon has partnered with Lowe's on the Iris smart home system, allowing customers to use Verizon's wireless network to remotely monitor and manage their homes' energy and security systems.



Students at Our Lady of Mt. Carmel School in Essex, Maryland, use Verizon 4G LTE-enabled tablets as part of their instruction. Studies show that technology in the classroom helps keep students engaged and excited about learning.

HOW CAN WE GIVE STUDENTS A BETTER EDUCATION?

We're using our advanced mobile and broadband technology to prepare students for success in the 21st century.

Student achievement in a science, technology, engineering and math (STEM) curriculum is critical to U.S. economic growth and competitiveness on the global stage. Studies have shown that the use of technology in the classroom can improve the way teachers teach and keep students engaged and excited about learning.

We believe broadband and mobile technologies are the keys to answering the challenge of driving greater achievement in American schools as educators reinvent the classroom around interactive and collaborative methods of instruction.

To personalize the classroom experience, we're developing innovative products that adapt our technologies to the needs of students. We're building partnerships with education organizations that embrace the idea of mobility and digital content. We're also launching pilot programs with major universities to prepare college students for teaching careers by integrating technology, mobile devices, learning systems and cloud computing into their college curriculum.

INNOVATIVE LEARNING SCHOOLS

Last year we launched the Verizon Innovative Learning School program in 12 schools in underserved areas across America. Teachers received extensive training on innovative ways to use technology in the classroom, provided by the International Society for Technology Education via a grant from the Verizon Foundation. Samsung donated Galaxy tablets for the program, which started with a summer workshop and continued with ongoing training throughout the academic school year.

Schools receive grants ranging from $33,000 to $50,000. Verizon targeted schools in which at least 40 percent of the students are eligible for free and reduced lunches.

To determine our impact, we will measure teacher and student technology proficiency and student achievement. Early results indicate that teachers are able to individualize instruction and implement new strategies to better engage students in science and math. The program will reach as many as 12,000 students in 24 U.S. schools in 2013.

INNOVATIVE APP CHALLENGE

To encourage students to put their STEM skills to good use, in 2012 we launched the Innovative App Challenge. This competition offers a rich, project-based learning experience that fosters teamwork and encourages participation from students regardless of their academic interests and strengths. Because the teams are judged only on their innovative app concept, the Challenge encourages participation from any middle school or high school student who possesses creativity, imagination and desire to make a difference.

Verizon challenged teams of high school and middle school students to develop original concepts and designs for a mobile app that incorporates STEM and addresses a need or problem in their schools or communities. A panel of judges from business, industry and academia will select the winners.

Students on the winning teams will receive a Samsung Galaxy tablet. Team representatives will be invited to present their winning apps at the 2013 National Technology Student Association Conference in Orlando, Fla. In addition, each school will receive a $10,000 grant from the Verizon Foundation to further its STEM education work. The Verizon Foundation has partnered with MIT Media Lab to provide training to each of the winning teams to turn their concepts into actual market-ready apps.

FREE DIGITAL CONTENT

Verizon Thinkfinity.org is an online educational resource with tens of thousands of free materials designed to help teachers use technology to increase student engagement and boost achievement. With Thinkfinity.org, educators can connect and collaborate through themed groups, blogs and discussions, sharing resources and best practices that support 21st century teaching and learning.

The site offers rich, interactive content—including K-12 lesson plans, in-class activities, webinars, games, podcasts and videos—developed in partnership with the country's leading educational organizations. All content is aligned to state and common core standards, and everything is easily searchable by grade level, keyword or subject.

For parents and for afterschool programs, Thinkfinity.org offers great learning experiences, such as activities and interactive games that help children practice and master essential skills and concepts.

In 2012 there were more than 35 million visitors to Thinkfinity.org and its partner sites.

To learn more about how Verizon is committed to finding new education solutions, visit our Corporate Responsibility site at http://responsibility.verizon.com.



Verizon Thinkfinity.org is an online educational resource with free materials designed to help teachers use technology to increase student engagement and boost achievement. The site offers rich, interactive content, including lesson plans, in-class activities and webinars.



Jerry Bascom, principal construction engineer, inspects the solar panels at Verizon's mobile switching center in Fairfield, California. The building, which is certified by LEED (Leadership in Energy and Environmental Design), gets up to 30 percent of its energy from the panels.

HOW CAN WE BECOME MORE SUSTAINABLE?

We're helping the transition to a low-carbon economy by using innovative technology to minimize our environmental impact.

GREENING THE VERIZON FLEET

During the past five years, we implemented a variety of solutions to reduce the carbon emissions of our 35,000-vehicle fleet. These include adopting hybrid and alternative-fuel technologies, implementing fuel-saving practices such as reduced idling, and deploying vehicle monitoring systems.

To address the need for more eco-friendly vehicles in our fleet, we collaborated with VIA Motors to develop an extended-range electric cargo van that is expected to deliver 100 mpg with near-zero fuel emissions. Per vehicle, that works out to saving 750 gallons of fuel and reducing CO_2 emissions by 2.4 metric tons annually. We are currently testing two of these vans.

We also have a wireless solution that links location-based services with the on-board monitoring systems of our vehicles. Information gathered with this system is transmitted to desktops, tablets or smartphones and analyzed. This information includes details on individual vehicle mileage and emissions and allows Verizon managers to schedule preventative maintenance.

WIND-SOLAR TECHNOLOGY

We are testing a new hybrid wind/solar technology as a way to power cell sites. A trial is under way in Salem, Mass., where Verizon has teamed up with Wing Power Energy to erect three small wind/solar turbines on the roof of our building.

In a similar effort, Verizon Wireless partnered with the National Renewable Energy Laboratory to test whether combinations of solar, wind, battery and generator systems can be efficiently deployed at remote cell sites. Six cell sites were chosen for this review, each of which is far from the utility power grid and currently uses propane generators as the source of power.

NEW ENERGY STANDARDS FOR OUR SUPPLY CHAIN

In 2009, Verizon established a first-of-its-kind requirement for its network suppliers: new equipment must be at least 20 percent more energy-efficient than the equipment it replaces.

The initiative set a new standard in the telecom industry. With suppliers adapting to Verizon's requirements because of our size and scope, all telecom companies began using the new, more energy-efficient components—significantly reducing CO_2 emissions and saving millions of dollars in energy costs. We have since updated these requirements, extending them to cover additional components.

We broke new ground again in 2012, establishing the rules and metrics for reducing the carbon emissions in our supply chain. The process started with assessing our suppliers' sustainability efforts. An extensive survey tool was sent to 229 suppliers that gathered data on some of the most pressing challenges in our supply chain: CO_2 emissions, solid-waste management, water usage, packaging and the performance of subcontractors. We have created a new supply chain goal to devote 40 percent of our supplier spending to firms that measure and set targets to reduce carbon emissions by 2015.

To gauge our energy efficiency, we developed a "Carbon Intensity" metric. It measures the carbon emissions that result from moving data across our networks. This way we can assess how we are becoming more efficient even as our business expands. Our goal is to reduce our intensity by 50 percent over our 2009 baseline. Since 2009, we have improved our carbon intensity by more than 37 percent. The bottom line is our network energy efficiency programs have enabled us to increase the data on our network by 50 percent, while only increasing our electricity usage by 2 percent.

REDUCING OUR CUSTOMERS' CARBON FOOTPRINTS

Verizon joined a number of video service providers and device manufacturers in a wide-ranging agreement to meet aggressive energy-efficiency requirements for set-top boxes. The Set-Top Box Energy Conservation agreement is expected to save $1.5 billion in annual electricity costs throughout the industry. The agreement calls for participating companies to ensure that at least 90 percent of all new set-top boxes purchased and deployed on or after January 1, 2014, will meet Energy Star 3.0 efficiency levels.

Verizon Wireless gives customers the opportunity to purchase environmentally-friendly devices—and safely recycle their old ones. Verizon's HopeLine® program recycles and refurbishes used cell phones and accessories to help survivors and victims of domestic violence. The used gear is collected by mail, at our retail stores and through community phone drives.

To learn more about how Verizon is committed to finding new sustainable solutions, visit our Corporate Responsibility site at http://responsibility.verizon.com.


verizon Green
eREV35 ELECTRIFIED

To address the need for more eco-friendly vehicles in our fleet, we have collaborated with VIA Motors to develop an extended-range electric cargo van that is expected to deliver 100 mpg with near-zero fuel emissions.

MEASURING SHARED SUCCESS

SOCIAL INNOVATION FUNDING



2012
$55.9M
SUSTAINABILITY $1.4M
HEALTHCARE $4.4M
CIVIC & COMMUNITY SUPPORT $7.7M
DOMESTIC VIOLENCE PREVENTION $7.8M
EDUCATION $17.5M
EMPLOYEE ENGAGEMENT $17.1M



2013 PLAN
$67.3M
SUSTAINABILITY $3.5M
DOMESTIC VIOLENCE PREVENTION $6.2M
HEALTHCARE $13.0M
CIVIC & COMMUNITY SUPPORT $9.1M
EMPLOYEE ENGAGEMENT $16.0M
EDUCATION $19.5M

EDUCATION

OBJECTIVE

Transform teaching and learning

FUNDING



25.0
12.5
0.0
$19.5M
$17.5M
2012
2013

METRICS

- Increase student engagement in STEM
- Foster technology proficiency
- Raise STEM achievement

HEALTHCARE

OBJECTIVE

Deploy technology to assist chronic disease management

FUNDING



25.0
12.5
0.0
$13.0M
$4.4M
2012
2013

METRICS

- Increase access to healthcare providers
- Foster technology proficiency
- Raise chronic disease management success rates

SUSTAINABILITY

OBJECTIVE

Provide tools to foster energy efficiency

FUNDING



25.0
12.5
0.0
$3.5M
$1.4M
2012
2013

METRICS

- Reduce energy consumption
- Decrease vehicle fuel consumption
- Lower carbon emissions

EMPLOYEE ENGAGEMENT

2012 MATCHING GIFTS

- 22,048 participants
- 451,039 volunteer hours
- 46,686 employee gifts
- $13.6 M matched by the Verizon Foundation
- 14,547 organizations funded

HURRICANE SANDY RELIEF

- $737,000 donated by employees
- $1.4M matched by the Verizon Foundation
- $1.7M in grants

VERIZON'S CARBON EFFICIENCY
Improvement from Baseline



Baseline
16%
30%
37%
Goal: 50% by 2020
09
10
11
12
20
CO2 / TERABYTE (MONTHLY AVERAGE)

VERIZON'S CO_2 EMISSIONS PROFILE



431
205
381
200
388 Vehicle Fuels
125 Building and Other Fuels
5,427
5,061
5,343 Electricity
10
11
12
METRIC TONS (THOUSANDS)

To view our complete set of Corporate Responsibility Key Performance Indicators online, go to responsibility.verizon.com/2012.

SELECTED FINANCIAL DATA

(dollars in millions, except per share amounts)

	2012	2011	2010	2009	2008
Results of Operations					
Operating revenues	**$ 115,846**	$ 110,875	$ 106,565	$ 107,808	$ 97,354
Operating income	**13,160**	12,880	14,645	15,978	2,612
Net income (loss) attributable to Verizon	**875**	2,404	2,549	4,894	(2,193)
Per common share – basic	**.31**	.85	.90	1.72	(.77)
Per common share – diluted	**.31**	.85	.90	1.72	(.77)
Cash dividends declared per common share	**2.030**	1.975	1.925	1.870	1.780
Net income attributable to noncontrolling interest	**9,682**	7,794	7,668	6,707	6,155
Financial Position					
Total assets	**$ 225,222**	$ 230,461	$ 220,005	$ 226,907	$ 202,185
Debt maturing within one year	**4,369**	4,849	7,542	7,205	4,993
Long-term debt	**47,618**	50,303	45,252	55,051	46,959
Employee benefit obligations	**34,346**	32,957	28,164	32,622	32,512
Noncontrolling interest	**52,376**	49,938	48,343	42,761	37,199
Equity attributable to Verizon	**33,157**	35,970	38,569	41,382	41,592

- Significant events affecting our historical earnings trends in 2010 through 2012 are described in "Other Items" in the "Management's Discussion and Analysis of Financial Condition and Results of Operations" section.
- 2009 and 2008 data includes severance, pension and benefit charges, merger integration and acquisition costs, dispositions and other items.

Stock Performance Graph

Comparison of Five-Year Total Return Among Verizon, S&P 500 Telecommunications Services Index and S&P 500 Stock Index



Verizon
S&P 500 Telecom Services
S&P 500
Dollars
$160
$140
$120
$100
$80
$60
$40
2007
2008
2009
2010
2011
2012

Data Points in Dollars	At December 31, 2007	2008	2009	2010	2011	**2012**
Verizon	100.0	81.9	85.1	104.8	123.9	**140.2**
S&P 500 Telecom Services	100.0	69.5	75.8	90.1	95.9	**113.4**
S&P 500	100.0	63.0	79.7	91.7	93.6	**108.6**

The graph compares the cumulative total returns of Verizon, the S&P 500 Telecommunications Services Index, and the S&P 500 Stock Index over a five-year period. It assumes $100 was invested on December 31, 2007 with dividends (including the value of each respective spin-off) being reinvested.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

Verizon Communications Inc. (Verizon or the Company) is a holding company that, acting through its subsidiaries is one of the world's leading providers of communications, information and entertainment products and services to consumers, businesses and governmental agencies with a presence in over 150 countries around the world. Our offerings, designed to meet customers' demand for speed, mobility, security and control, include voice, data and video services on our wireless and wireline networks. We have two reportable segments, Verizon Wireless and Wireline. Our wireless business, operating as Verizon Wireless, provides voice and data services and equipment sales across the United States using one of the most extensive and reliable wireless networks. Our wireline business provides consumer, business and government customers with communications products and services, including voice, broadband data and video services, network access, long distance and other communications products and services, and also owns and operates one of the most expansive end-to-end global Internet Protocol (IP) networks. We have a highly skilled, diverse and dedicated workforce of approximately 183,400 employees as of December 31, 2012.

In recent years Verizon has embarked upon a strategic transformation as advances in technology have changed the ways that our customers interact in their personal and professional lives and that businesses operate. To meet the changing needs of our customers and address the changing technological landscape, we are focusing our efforts around higher margin and growing areas of our business: wireless data, wireline data and Strategic services, including cloud computing services.

Our strategy requires significant capital investments primarily to acquire wireless spectrum, put the spectrum into service, expand the fiber optic network that supports our wireless and wireline businesses, maintain our wireless and wireline networks and develop and maintain significant advanced database capacity.

In our Wireless business, in 2012 compared to 2011, strong revenue growth of 8.1% was driven by connection growth and strong demand for smartphones and Internet data devices. During 2012, we experienced a 4.3% increase in retail postpaid connections per account compared to 2011, with smartphones representing 58.1% of our retail postpaid phone base at December 31, 2012.

As of January 22, 2013, our fourth-generation (4G) Long-Term Evolution (LTE) network has been deployed in 476 markets covering more than 273 million people throughout the country, which is nearly 89% of the U.S. population. We expect to continue to deploy 4G LTE during 2013 and by year-end cover nearly our entire existing 3G network footprint. Our 4G LTE network provides higher data throughput performance for data services at lower cost compared to those offered by 3G technologies. As of December 31, 2012, nearly 50% of our wireless data traffic was on our 4G LTE network.

In 2012, Verizon Wireless launched the Share Everything plans, which were made available to both new and existing postpaid customers. These plans feature domestic unlimited voice minutes, unlimited text, video and picture messaging and a single data allowance that can be shared among up to 10 devices connected to the Verizon Wireless network. For an additional monthly access fee, our customers have the option of sharing long distance and roaming minutes among their devices for calls from the United States to, and calls while within, Canada and Mexico. The Share Everything plans also include the Mobile Hotspot service on our smartphones at no additional charge. The Mobile Hotspot service allows a customer to use our network to create a Wi-Fi network that can be used by Wi-Fi enabled devices. In January 2013, Verizon Wireless announced it will begin offering shared data plans for business, with the Share Everything plans for Small Business and the Nationwide Business Data Packages and Plans. As of December 31, 2012, Share Everything accounts represented approximately 23% of our retail postpaid accounts.

In Wireline, during 2012 compared to 2011, revenues were positively impacted by higher revenues in Consumer retail driven by FiOS services. FiOS represented approximately 65% of Consumer retail revenue during 2012, compared to approximately 58% during 2011. As the FiOS products mature, we continue to seek ways to increase incremental revenue and further realize operating and capital efficiencies as well as maximize profitability. As more applications are developed for this high-speed service, we expect that FiOS will become a hub for managing a multitude of home services that will eventually be part of the digital grid, including not just entertainment and communications, but also machine-to-machine communications, such as home monitoring, home health care, energy management and utilities management.

Also positively impacting Wireline's revenues during 2012 was a 6.3% increase in Strategic services revenue, which represented 53% of total Global Enterprise revenues during 2012. However, total Global Enterprise and Global Wholesale revenues declined as customers continue to be adversely affected by the economy, resulting in decreased discretionary spending and delayed purchasing decisions. To compensate for the shrinking market for traditional voice service, we continue to build our Wireline segment around data, video and advanced business services—areas where demand for reliable high-speed connections is growing.

In 2012, we reached agreements with the Communications Workers of America and the International Brotherhood of Electrical Workers on new, three-year contracts that cover approximately 43,000 Wireline employees. The new agreements will expire on August 1, 2015.

During 2012 and 2011, we made several strategic investments to improve our competitive position:

- In 2012, we completed separate transactions with SpectrumCo, LLC (SpectrumCo) and Cox TMI Wireless, LLC to acquire Advanced Wireless Service (AWS) spectrum. We also completed a series of purchase and exchange transactions for AWS and PCS licenses and a 700 megahertz (MHz) lower A block license. In addition, during January 2013, we agreed to sell a portion of our 700 MHz B block licenses, which upon receipt of regulatory approval, will result in the completion of our previously announced open sale process for all of our 700 MHz lower A and B block spectrum licenses. These transactions will allow us to meet the continued demand for wireless services.
- On June 1, 2012, we agreed to acquire HUGHES Telematics for approximately $12 per share in cash for a total acquisition price of $0.6 billion and we completed the acquisition on July 26, 2012. The acquisition has accelerated our ability to bring more telematics offerings to market for existing and new HUGHES Telematics and Verizon customers.
- In February 2012, we entered into a venture with Redbox Automated Retail, LLC, a subsidiary of Coinstar, Inc., to offer customers nationwide access to media rentals through online and mobile content streaming as well as physical media rentals through Redbox kiosks. In December 2012, the venture introduced its product portfolio, which includes subscription services, under the name Redbox Instant by Verizon.

- In 2011, Verizon Wireless entered into commercial agreements, modified in 2012, with affiliates of Comcast Corporation, Time Warner Cable, Bright House Networks and Cox Communications Inc. (the cable companies). Through these agreements, the cable companies and Verizon Wireless became agents to sell certain of one another's products and services and, over time, the cable companies will have the option, subject to the terms and conditions of the agreements, of selling Verizon Wireless service on a wholesale basis.
- In 2011, we acquired Terremark Worldwide Inc. (Terremark), a global provider of information technology infrastructure and cloud services. This acquisition enhanced our competitive position in managed hosting and cloud services offerings to business and government customers globally and is contributing to our growth in revenues. Additionally, in 2011, we acquired a provider of cloud software technology, which has further enhanced our offerings of cloud services. We expect our provisioning of cloud services to be instrumental to our future growth as it allows us to meet the evolving demands of our customers.

Investing in innovative technology like wireless networks, high-speed fiber and cloud services has positioned Verizon at the center of the growth trends of the future. By investing in our own capabilities, we are also investing in the markets we serve by making sure our communities have an efficient, reliable infrastructure for competing in the information economy. We are committed to putting our customers first and being a responsible member of our communities. Guided by this commitment and by our core values of integrity, respect, performance excellence and accountability, we believe we are well-positioned to produce a long-term return for our shareowners, create meaningful work for ourselves and provide something of lasting value for society.

During 2012, we purchased a single premium group annuity contract from The Prudential Insurance Company of America and Prudential Financial Inc.

In the sections that follow, we provide information about the important aspects of our operations and investments, both at the consolidated and segment levels, and discuss our results of operations, financial position and sources and uses of cash. In addition, we highlight key trends and uncertainties to the extent practicable.

Trends

We expect that competition will continue to intensify with traditional, non-traditional and emerging service providers seeking increased market share. We believe that our networks differentiate us from our competitors, enabling us to provide enhanced communications experiences to our customers. We believe our focus on the fundamentals of running a good business, including operating excellence and financial discipline, gives us the ability to plan and manage through changing economic conditions. We will continue to invest for growth, which we believe is the key to creating value for our shareowners.

Connection and Operating Trends

In our Wireless segment, we expect to continue to attract and maintain the loyalty of high-quality retail postpaid customers, capitalizing on demand for data services and bringing our customers new ways of using wireless services in their daily lives. We expect that future connection growth will continue as we introduce new smartphones, Internet devices such as tablets and our suite of 4G LTE devices. We believe these devices will attract and retain higher value retail postpaid connections, contribute to continued increases in the penetration of data services and keep our device line-up competitive versus other wireless carriers. We expect future growth opportunities will be dependent on expanding the penetration of our network services, offering innovative wireless devices for both consumer and business customers and increasing the number of ways that our customers can connect with our network and services.

In recent years, we have experienced continuing access line losses in our Wireline segment as customers have disconnected both primary and secondary lines and switched to alternative technologies such as wireless, VoIP and cable for voice and data services. We expect to continue to experience access line losses as customers continue to switch to alternate technologies.

Despite this challenging environment, we expect that we will continue to grow key aspects of our wireline business by providing superior network reliability, offering innovative product bundles that include high-speed Internet access, digital television and local and long distance voice services, offering more robust IP products and service, and accelerating our cloud computing strategy. We will also continue to focus on cost efficiencies to attempt to offset adverse impacts from unfavorable economic conditions and intense competitive pressure.

Operating Revenue

We expect to experience service revenue growth in our Verizon Wireless segment in 2013, primarily as a result of continued growth in postpaid connections driven by increased sales of smartphones and other data-capable devices. We expect that retail postpaid average revenue per account (ARPA) will continue to increase as connections migrate from basic phones to smartphone devices and as the average number of connections per account increases which we expect to be driven by our new Share Everything plans that allow for the sharing of data among up to 10 devices. We expect that our future service revenue growth will be substantially derived from an increase in the sale and usage of innovative wireless smartphones and other data-capable devices in addition to our new pricing structure that will encourage customers to continue adding data-enabled devices onto existing accounts.

During 2012, we experienced an increase in Wireless equipment and other revenue as a result of sales of new smartphone devices, including our 4G LTE-capable devices. We expect that continued emphasis on increasing smartphone penetration will positively impact equipment revenue as these devices typically carry higher price points than basic phones.

We expect FiOS broadband and video penetration to positively impact our Mass Markets revenue and subscriber base and we also expect Strategic services revenue to continue to grow as we derive additional enterprise revenues from cloud, security and other solutions-based services and customers continue to migrate their services to Private IP and other strategic networking services. We believe the trend in these growth areas as well as new offerings in telematics and video streaming will help offset the continuing decline in revenues in our Wireline segment related to retail voice connection losses as a result of wireless substitution as well as the continued decline in our legacy wholesale and enterprise markets.

Operating Costs and Expenses

We anticipate our overall wireless operating costs will increase as a result of the expected increase in the volume of smartphone sales, which will result in higher equipment and sales commission costs. In addition, we expect content costs for our FiOS video services to continue to increase. However, we expect to achieve certain cost efficiencies in 2013 and beyond as data traffic continues to migrate to our lower-cost 4G LTE network and as we continue to streamline our business processes with a focus on improving productivity and increasing profitability.

Capital Expenditures

Our 2013 capital program includes capital to fund advanced networks and services, including 4G LTE and FiOS, the continued expansion of our core networks, including our IP and data center enhancements, maintenance and support for our legacy voice networks and other expenditures to drive operating efficiencies. The level and the timing of the Company's capital expenditures within these broad categories can vary significantly as a result of a variety of factors outside our control, including, for example, material weather events. We are replacing damaged copper wire with fiber-optic cable which will not alter our capital program but should result in lower maintenance costs. Capital expenditures were approximately $16 billion in 2012 and 2011, respectively. We believe that we have significant discretion over the amount and timing of our capital expenditures on a Company-wide basis as we are not subject to any agreement that would require significant capital expenditures on a designated schedule or upon the occurrence of designated events. We expect capital expenditures as a percentage of revenue to decline in 2013 from levels in 2012.

Cash Flow from Operations

We create value for our shareowners by investing the cash flows generated by our business in opportunities and transactions that support continued profitable growth, thereby increasing customer satisfaction and usage of our products and services. In addition, we have used our cash flows to maintain and grow our dividend payout to shareowners. Verizon's Board of Directors increased the Company's quarterly dividend by 3.0% during 2012, making this the sixth consecutive year in which we have raised our dividend.

Our goal is to use our cash to create long-term value for our shareholders. We will continue to look for investment opportunities that will help us to grow the business. When appropriate, we will also use our cash to reduce our debt levels and to buy back shares of our outstanding common stock, and Verizon Wireless may make distributions to its partners (see "Cash Flows from Financing Activities"). There were no repurchases of common stock during 2012, 2011 or 2010. Through February 15, 2013, we purchased approximately 3.50 million shares under our current share buyback authorization.

Other

We do not currently expect that legislative efforts relating to climate control will have a material adverse impact on our consolidated financial results or financial condition. We believe there may be opportunities for companies to increase their use of communications services, including those we provide, in order to minimize the environmental impact of their businesses.

CONSOLIDATED RESULTS OF OPERATIONS

In this section, we discuss our overall results of operations and highlight items of a non-operational nature that are not included in our segment results. We have two reportable segments, Verizon Wireless and Wireline, which we operate and manage as strategic business units and organize by products and services. In "Segment Results of Operations," we review the performance of our two reportable segments.

Corporate, eliminations and other includes unallocated corporate expenses such as certain pension and other employee benefit related costs, intersegment eliminations recorded in consolidation, the results of other businesses such as our investments in unconsolidated businesses, lease financing and divested operations, and other adjustments and gains and losses that are not allocated in assessing segment performance due to their non-operational nature. Although such transactions are excluded from the business segment results, they are included in reported consolidated earnings. Gains and losses that are not individually significant are included in all segment results as these items are included in the chief operating decision maker's assessment of segment performance. We believe that this presentation assists users of our financial statements in better understanding our results of operations and trends from period to period.

Corporate, eliminations and other during 2010 included a one-time non-cash adjustment of $0.2 billion primarily to adjust wireless service revenues. This adjustment was recorded to properly defer previously recognized wireless service revenues that were earned and recognized in future periods. The adjustment was not material to the consolidated financial statements (see "Other Items"). In addition, the results of operations related to the divestitures we completed in 2010 (see "Acquisitions and Divestitures") are included in Corporate, eliminations and other, as follows:

(dollars in millions)

Years Ended December 31,	**2012**	2011	2010
Impact of Divested Operations			
Operating revenues	**$ –**	$ –	$ 2,407
Cost of services and sales	**–**	–	574
Selling, general and administrative expense	**–**	–	665
Depreciation and amortization expense	**–**	–	413

Consolidated Revenues

(dollars in millions)

Years Ended December 31,	2012	2011	2010	Increase/(Decrease) 2012 vs. 2011		2011 vs. 2010	
Verizon Wireless							
Service revenue	$ 63,733	$ 59,157	$ 55,629	$ 4,576	7.7 %	$ 3,528	6.3 %
Equipment and other	12,135	10,997	7,778	1,138	10.3	3,219	41.4
Total	75,868	70,154	63,407	5,714	8.1	6,747	10.6
Wireline							
Mass Markets	16,702	16,337	16,256	365	2.2	81	0.5
Global Enterprise	15,299	15,622	15,316	(323)	(2.1)	306	2.0
Global Wholesale	7,240	7,973	8,746	(733)	(9.2)	(773)	(8.8)
Other	539	750	909	(211)	(28.1)	(159)	(17.5)
Total	39,780	40,682	41,227	(902)	(2.2)	(545)	(1.3)
Corporate, eliminations and other	198	39	1,931	159	nm	(1,892)	(98.0)
Consolidated Revenues	$ 115,846	$ 110,875	$ 106,565	$ 4,971	4.5	$ 4,310	4.0

nm - not meaningful

2012 Compared to 2011

The increase in consolidated revenues during 2012 compared to 2011 was primarily due to higher revenues at Verizon Wireless, as well as higher Mass Markets revenues driven by FiOS services and increased Strategic services revenues within Global Enterprise at our Wireline segment. Partially offsetting these increases were lower Global Wholesale and Global Enterprise Core revenues at our Wireline segment.

Verizon Wireless' revenues increased during 2012 compared to 2011 due to growth in both service and equipment and other revenue. Service revenue increased during 2012 compared to 2011 primarily driven by higher retail postpaid service revenue, which increased largely as a result of an increase in retail postpaid connections of 5.1 million in 2012, as well as the continued increase in penetration of higher priced smartphones. Retail postpaid connections per account increased during 2012 compared to 2011 primarily due to the increased use of tablets and other Internet devices. In 2012, the increase in retail postpaid connection net additions was primarily due to an increase in retail postpaid and prepaid connection gross additions and improvements in our retail connections churn rate. Higher retail postpaid connection gross additions during 2012 primarily reflect the launch of our Share Everything plans coupled with new device introductions during the second half of 2012.

Equipment and other revenue increased during 2012 compared to 2011 primarily due to an increase in device upgrade fees, regulatory fees and equipment sales.

Wireline's revenues decreased during 2012 compared to 2011 primarily driven by declines in Global Wholesale, Global Enterprise Core and Other revenues, partially offset by higher revenues in Mass Markets driven by FiOS services and higher revenues from Strategic services.

Mass Markets revenues increased during 2012 compared to 2011 due to the expansion of FiOS services (Voice, Internet and Video) as well as changes in our pricing strategy adopted in 2012, partially offset by the continued decline of local exchange revenues.

Global Enterprise revenues decreased during 2012 compared to 2011 primarily due to lower local services and traditional circuit-based revenues, a decline in customer premise equipment revenues and the unfavorable impact of foreign currency translation. This decrease was partially offset by higher Strategic services revenues, primarily due to growth in advanced services, such as managed network solutions, contact center solutions, IP communications and our cloud and data center offerings.

Global Wholesale revenues decreased during 2012 compared to 2011 primarily due to a decline in traditional voice revenues as a result of decreased minutes of use (MOUs) and a decline in domestic wholesale connections, partially offset by continuing demand for high-speed digital data services from fiber-to-the-cell customers upgrading their core data circuits to Ethernet facilities as well as Ethernet migrations from other core customers.

Other revenues decreased during 2012 compared to 2011 primarily due to reduced volumes, including former MCI mass market customer losses.

2011 Compared to 2010

The increase in consolidated revenues during 2011 compared to 2010 was primarily due to higher revenues at Verizon Wireless, the expansion of FiOS services and increased revenues from Strategic services at our Wireline segment. In addition, the increase during 2011 was partially offset by the impact of divested operations.

The increase in Verizon Wireless' revenues during 2011 compared to 2010 was primarily due to growth in both service and equipment revenue. Service revenue increased during 2011 compared to 2010 primarily driven by higher retail postpaid service revenue, which increased as a result of an increase in retail postpaid connections of 4.3 million in 2011 as well as the continued increase in penetration of higher priced smartphones. Retail postpaid connections per account increased during 2011 compared to 2010 primarily due to the increased use of tablets and other Internet devices.

Equipment and other revenue increased during 2011 compared to 2010 due to an increase in the sales volume of smartphones to new and upgrading customers.

The decrease in Wireline's revenues during 2011 compared to 2010 was primarily driven by declines in Global Wholesale, and Global Enterprise Core and Other revenues. The decrease in Global Wholesale revenues was primarily due to a $0.4 billion decline in international voice revenues as a result of decreased MOUs in traditional voice products as a result of increases in voice termination pricing on certain international routes. Global Enterprise Core revenues declined primarily due to lower customer premise equipment revenues, reflecting our focus on improving margins by de-emphasizing sales of equipment that are not a part of an overall enterprise solutions bundle, as well as customers migrating to next generation IP services. Other Wireline revenue also decreased primarily as a result of former MCI mass market customer losses. These revenue declines were partially offset by continued revenue growth in Global Enterprise Strategic services, in part due to the inclusion of the revenues of Terremark, and in Mass Markets, primarily due to the expansion of FiOS services (Voice, Internet and Video), partially offset by the decline of local exchange revenues.

Consolidated Operating Expenses

(dollars in millions)

				Increase/(Decrease)			
Years Ended December 31,	2012	2011	2010	2012 vs. 2011		2011 vs. 2010	
Cost of services and sales	$ 46,275	$ 45,875	$ 44,149	$ 400	0.9 %	$ 1,726	3.9 %
Selling, general and administrative expense	39,951	35,624	31,366	4,327	12.1	4,258	13.6
Depreciation and amortization expense	16,460	16,496	16,405	(36)	(0.2)	91	0.6
Consolidated Operating Expenses	$ 102,686	$ 97,995	$ 91,920	$ 4,691	4.8	$ 6,075	6.6

Consolidated operating expenses increased during 2012 and 2011 primarily due to higher non-operational charges (see "Other Items") as well as increased operating expenses at Verizon Wireless. The changes in consolidated operating expenses during 2011 were also favorably impacted by divested operations.

2012 Compared to 2011

Cost of Services and Sales

Cost of services and sales includes the following costs directly attributable to a service or product: salaries and wages, benefits, materials and supplies, content costs, contracted services, network access and transport costs, wireless equipment costs, customer provisioning costs, computer systems support, costs to support our outsourcing contracts and technical facilities and contributions to the Universal Service Fund. Aggregate customer care costs, which include billing and service provisioning, are allocated between Cost of services and sales and Selling, general and administrative expense.

Cost of services and sales increased during 2012 compared to 2011 primarily due to higher cost of equipment sales, increased cost of network services and increased data roaming, partially offset by a decrease in cost for data services, a decrease in network connection costs and a decrease in the cost of long distance at our Verizon Wireless segment. Also contributing to the increase were higher content costs associated with continued FiOS subscriber growth and vendor rate increases, increased expenses related to our cloud and data center offering, higher costs related to FiOS installation as well as higher repair and maintenance expenses caused by storm-related events in 2012, partially offset by declines in access costs and customer premise equipment costs at our Wireline segment.

Selling, General and Administrative Expense

Selling, general and administrative expense includes: salaries and wages and benefits not directly attributable to a service or product; bad debt charges; taxes other than income taxes; advertising and sales commission costs; customer billing; call center and information technology costs; regulatory fees; professional service fees; and rent and utilities for administrative space. Also included are a portion of the aggregate customer care costs as discussed above.

Selling, general and administrative expense increased during 2012 compared to 2011 primarily due to higher non-operational charges noted in the table below as well as higher sales commission expense and costs associated with regulatory fees at our Verizon Wireless segment.

Depreciation and Amortization Expense

Depreciation and amortization expense decreased during 2012 compared to 2011 primarily due to a decrease in depreciable assets at our Wireline segment, partially offset by an increase in amortization expense related to non-network software.

2011 Compared to 2010

Cost of Services and Sales

Cost of services and sales increased during 2011 compared to 2010 primarily due to higher cost of equipment sales at our Verizon Wireless segment, as well as increased costs at our Wireline segment related to repair and maintenance expenses caused by storm-related events during 2011, higher content costs associated with continued FiOS subscriber growth and the acquisition of Terremark in the second quarter of 2011. Partially offsetting the increase were lower non-operational charges noted in the table below, a decrease in access costs resulting primarily from management actions to reduce exposure to unprofitable international wholesale routes and declines in overall wholesale long distance volumes.

Selling, General and Administrative Expense

Selling, general and administrative expense increased during 2011 compared to 2010 primarily due to higher severance, pension and benefit charges and costs caused by storm-related events as well as higher sales commission expense at our Verizon Wireless segment. Partially offsetting the increase was the absence of merger integration and acquisition related charges and access line spin-off charges during 2011 and a decrease in compensation expense at our Wireline segment.

Depreciation and Amortization Expense

Depreciation and amortization expense increased during 2011 compared to 2010 as a result of growth in depreciable assets at our Wireless segment and the acquisition of Terremark in the second quarter of 2011, partially offset by lower non-operational charges noted in the table below and amortization expense as a result of a reduction in capitalized non-network software at our Wireline segment. The change in depreciation and amortization expense was also partially attributable to the impact of divested operations.

Non-operational Charges

Non-operational charges included in operating expenses (see "Other Items") were as follows:

(dollars in millions)

Years Ended December 31,	2012	2011	2010
Severance, Pension and Benefit Charges			
Cost of services and sales	$ –	$ –	$ 1,723
Selling, general and administrative expense	7,186	5,954	1,331
	7,186	5,954	3,054
Merger Integration and Acquisition Related Charges			
Cost of services and sales	–	–	376
Selling, general and administrative expense	–	–	389
Depreciation and amortization expense	–	–	102
	–	–	867
Access Line Spin-off Related Charges			
Cost of services and sales	–	–	42
Selling, general and administrative expense	–	–	365
	–	–	407
Litigation Settlements			
Selling, general and administrative expense	384	–	–
Other Costs			
Cost of sales and services	40	–	–
Selling, general and administrative expense	236	–	–
	276	–	–
Total non-operating charges included in operating expenses	$ 7,846	$ 5,954	$ 4,328

See "Other Items" for a description of other non-operational items.

Consolidated Operating Income and EBITDA

Consolidated earnings before interest, taxes, depreciation and amortization expenses (Consolidated EBITDA) and Consolidated Adjusted EBITDA, which are presented below, are non-GAAP measures and do not purport to be alternatives to operating income as a measure of operating performance. Management believes that these measures are useful to investors and other users of our financial information in evaluating operating profitability on a more variable cost basis as they exclude the depreciation and amortization expense related primarily to capital expenditures and acquisitions that occurred in prior years, as well as in evaluating operating performance in relation to our competitors. Consolidated EBITDA is calculated by adding back interest, taxes, depreciation and amortization expense, equity in earnings of unconsolidated businesses and other income and (expense), net to net income.

Consolidated Adjusted EBITDA is calculated by excluding the effect of non-operational items and the impact of divested operations from the calculation of Consolidated EBITDA. Management believes that this measure provides additional relevant and useful information to investors and other users of our financial data in evaluating the effectiveness of our operations and underlying business trends in a manner that is consistent with management's evaluation of business performance. See "Other Items" for additional details regarding these non-operational items and the impact of divested operations.

Operating expenses include pension and benefit related charges based on actuarial assumptions, including projected discount rates and an estimated return on plan assets. These estimates are updated in the fourth quarter to reflect actual return on plan assets and updated actuarial assumptions. The adjustment has been recognized in the income statement during the fourth quarter or upon a remeasurement event pursuant to our accounting policy for the recognition of actuarial gains/losses.

It is management's intent to provide non-GAAP financial information to enhance the understanding of Verizon's GAAP financial information, and it should be considered by the reader in addition to, but not instead of, the financial statements prepared in accordance with GAAP. Each non-GAAP financial measure is presented along with the corresponding GAAP measure so as not to imply that more emphasis should be placed on the non-GAAP measure. The non-GAAP financial information presented may be determined or calculated differently by other companies.

(dollars in millions)

Years Ended December 31,	2012	2011	2010
Consolidated Operating Income	**$ 13,160**	$ 12,880	$ 14,645
Add Depreciation and amortization expense	**16,460**	16,496	16,405
Consolidated EBITDA	**29,620**	29,376	31,050
Add Non-operating charges included in operating expenses[1]	**7,846**	5,954	4,226
Add Deferred revenue adjustment	**–**	–	268
Less Impact of divested operations[1]	**–**	–	(1,168)
Consolidated Adjusted EBITDA	**$ 37,466**	$ 35,330	$ 34,376

(1) Excludes non-operating charges included in Depreciation and amortization expense.

The changes in Consolidated Operating Income, Consolidated EBITDA and Consolidated Adjusted EBITDA in the table above were primarily a result of the factors described in connection with operating revenues and operating expenses above.

Other Consolidated Results

Equity in Earnings of Unconsolidated Businesses

Equity in earnings of unconsolidated businesses decreased $120 million, or 27.0%, in 2012 compared to 2011 and $64 million, or 12.6%, in 2011 compared to 2010 primarily due to lower earnings from operations at Vodafone Omnitel N.V. and, to a lesser extent, the devaluation of the Euro against the U.S. dollar.

Other Income and (Expense), Net

Additional information relating to Other income and (expense), net is as follows:

(dollars in millions)

				Increase/(Decrease)			
Years Ended December 31,	2012	2011	2010	2012 vs. 2011		2011 vs. 2010	
Interest income	**$ 57**	$ 68	$ 92	**$ (11)**	**(16.2)%**	$ (24)	(26.1)%
Foreign exchange gains (losses), net	**(1)**	(9)	5	**8**	**(88.9)**	(14)	nm
Other, net	**(1,072)**	(73)	(43)	**(999)**	**nm**	(30)	69.8
Total	**$ (1,016)**	$ (14)	$ 54	**$ (1,002)**	**nm**	$ (68)	nm

nm - not meaningful

Other income and (expense), net decreased during 2012 compared to 2011 primarily driven by higher fees of $1.1 billion related to the early redemption of debt (see "Other Items").

Other income and (expense), net decreased during 2011 compared to 2010 primarily driven by higher fees related to the early redemption of debt (see "Other Items") and foreign exchange losses at our international wireline operations, partially offset by gains on sales of short-term investments.

Interest Expense

(dollars in millions)

Years Ended December 31,	2012	2011	2010	Increase/(Decrease) 2012 vs. 2011		2011 vs. 2010	
Total interest costs on debt balances	**$ 2,977**	$ 3,269	$ 3,487	**$ (292)**	**(8.9)%**	$ (218)	(6.3)%
Less Capitalized interest costs	**406**	442	964	**(36)**	**(8.1)**	(522)	(54.1)
Total	**$ 2,571**	$ 2,827	$ 2,523	**$ (256)**	**(9.1)**	$ 304	12.0
Average debt outstanding	**$ 52,949**	$ 55,629	$ 57,278				
Effective interest rate	**5.6%**	5.9%	6.1%				

Total interest costs on debt balances decreased during 2012 compared to 2011 primarily due to a $2.7 billion decrease in average debt (see "Consolidated Financial Condition") and a lower effective interest rate. Capitalized interest costs were lower in 2012 primarily due to our ongoing deployment of the 4G LTE network.

Total interest costs on debt balances decreased during 2011 compared to 2010 primarily due to a $1.6 billion decrease in average debt (see "Consolidated Financial Condition") and a lower effective interest rate. Capitalized interest costs were lower in 2011 primarily due to our ongoing deployment of the 4G LTE network.

Provision (Benefit) for Income Taxes

(dollars in millions)

Years Ended December 31,	2012	2011	2010	Increase/(Decrease) 2012 vs. 2011		2011 vs. 2010	
Provision (Benefit) for income taxes	**$ (660)**	$ 285	$ 2,467	**$ (945)**	**nm**	$ (2,182)	(88.4)%
Effective income tax rate	**(6.7)%**	2.7 %	19.4 %				

nm - not meaningful

The effective income tax rate is calculated by dividing the provision for income taxes by income before the provision for income taxes. Our effective income tax rate is significantly lower than the statutory federal income tax rate for all years presented due to the inclusion of income attributable to Vodafone Group Plc.'s (Vodafone) noncontrolling interest in the Verizon Wireless partnership within our income before the provision for income taxes. In 2012, we recorded a tax benefit on income before the provision for income taxes, which resulted in a negative effective income tax rate. In this circumstance, including the income attributable to Vodafone's noncontrolling interest in the Verizon Wireless partnership in our income before the provision for income taxes resulted in our negative effective tax rate being 300.3 percentage points higher during 2012. In 2011 and 2010, we recorded a tax provision on income before the provision for income taxes and when we include the income attributable to Vodafone's noncontrolling interest in the Verizon Wireless partnership in our income before the provision for income taxes it resulted in our effective income tax rate being 7.9 percentage points lower during 2011 and 29.8 percentage points lower during 2010.

The effective income tax rate for 2012 was (6.7)% compared to 2.7% for 2011. The negative effective income tax rate for 2012 and the decrease in the provision for income taxes during 2012 compared to 2011 was primarily due to lower income before income taxes as a result of higher severance, pension, and benefit charges as well as early debt redemption costs recorded in the current year.

The effective income tax rate in 2011 decreased to 2.7% from 19.4% in 2010. This decrease was primarily driven by lower income before provision for income taxes as a result of higher pension and benefit charges recorded in 2011 as well as tax benefits from state valuation allowance reversals in 2011. The decrease was also due to a one-time, non-cash income tax charge of $1.0 billion recorded during the three months ended March 31, 2010 as a result of the enactment of the Patient Protection and Affordable Care Act and the Health Care and Education Reconciliation Act of 2010, both of which became law in March 2010 (collectively the Health Care Act). Under the Health Care Act, beginning in 2013, Verizon and other companies that receive a subsidy under Medicare Part D to provide retiree prescription drug coverage will no longer receive a federal income tax deduction for the expenses incurred in connection with providing the subsidized coverage to the extent of the subsidy received. Because future anticipated retiree prescription drug plan liabilities and related subsidies are already reflected in Verizon's financial statements, this change in law required Verizon to reduce the value of the related tax benefits recognized in its financial statements in the period during which the Health Care Act was enacted.

A reconciliation of the statutory federal income tax rate to the effective income tax rate for each period is included in Note 12 to the consolidated financial statements.

Net Income Attributable to Noncontrolling Interest

(dollars in millions)

Years Ended December 31,	2012	2011	2010	Increase/(Decrease) 2012 vs. 2011		2011 vs. 2010	
Net income attributable to noncontrolling interest	**$ 9,682**	$ 7,794	$ 7,668	**$ 1,888**	**24.2 %**	$ 126	1.6 %

The increases in Net income attributable to noncontrolling interest during 2012 compared to 2011, and 2011 compared to 2010 were due to higher earnings in our Verizon Wireless segment, which has a 45% noncontrolling partnership interest attributable to Vodafone.

SEGMENT RESULTS OF OPERATIONS

We have two reportable segments, Verizon Wireless and Wireline, which we operate and manage as strategic business units and organize by products and services. We measure and evaluate our reportable segments based on segment operating income. The use of segment operating income is consistent with the chief operating decision maker's assessment of segment performance.

Segment earnings before interest, taxes, depreciation and amortization (Segment EBITDA), which is presented below, is a non-GAAP measure and does not purport to be an alternative to operating income as a measure of operating performance. Management believes that this measure is useful to investors and other users of our financial information in evaluating operating profitability on a more variable cost basis as it excludes the depreciation and amortization expenses related primarily to capital expenditures and acquisitions that occurred in prior years, as well as in evaluating operating performance in relation to our competitors. Segment EBITDA is calculated by adding back depreciation and amortization expense to segment operating income.

Verizon Wireless Segment EBITDA service margin, also presented below, is calculated by dividing Verizon Wireless Segment EBITDA by Verizon Wireless service revenues. Verizon Wireless Segment EBITDA service margin utilizes service revenues rather than total revenues. Service revenues primarily exclude equipment revenues in order to reflect the impact of providing service to the wireless customer base on an ongoing basis. Verizon Wireline EBITDA margin is calculated by dividing Wireline EBITDA by total Wireline revenues. You can find additional information about our segments in Note 13 to the consolidated financial statements.

Verizon Wireless

Our Verizon Wireless segment is primarily comprised of Cellco Partnership doing business as Verizon Wireless. Cellco Partnership is a joint venture formed in April 2000 by the combination of the U.S. wireless operations and interests of Verizon and Vodafone. Verizon owns a controlling 55% interest in Verizon Wireless and Vodafone owns the remaining 45%. Verizon Wireless provides wireless communications services across one of the most extensive wireless networks in the United States.

We provide these services and equipment sales to consumer, business and government customers in the United States on a postpaid and prepaid basis. Postpaid connections represent individual lines of service for which a customer is billed in advance a monthly access charge in return for a monthly network service allowance, and usage beyond the allowances is billed monthly in arrears. Our prepaid service enables individuals to obtain wireless services without a long-term contract or credit verification by paying for all services in advance.

All financial results included in the tables below reflect the consolidated results of Verizon Wireless.

Operating Revenues and Selected Operating Statistics

(dollars in millions, except ARPA)

				Increase/(Decrease)			
Years Ended December 31,	**2012**	2011	2010	**2012 vs. 2011**		2011 vs. 2010	
Retail service	**$ 61,440**	$ 56,660	$ 53,308	**$ 4,780**	**8.4 %**	$ 3,352	6.3 %
Other service	**2,293**	2,497	2,321	**(204)**	**(8.2)**	176	7.6
Service revenue	**63,733**	59,157	55,629	**4,576**	**7.7**	3,528	6.3
Equipment and other	**12,135**	10,997	7,778	**1,138**	**10.3**	3,219	41.4
Total Operating Revenues	**$ 75,868**	$ 70,154	$ 63,407	**$ 5,714**	**8.1**	$ 6,747	10.6
Connections ('000):[1]							
Retail connections	**98,230**	92,167	87,535	**6,063**	**6.6**	4,632	5.3
Retail postpaid connections	**92,530**	87,382	83,125	**5,148**	**5.9**	4,257	5.1
Net additions in period ('000):[2]							
Retail connections	**5,917**	4,624	1,977	**1,293**	**28.0**	2,647	nm
Retail postpaid connections	**5,024**	4,252	2,529	**772**	**18.2**	1,723	68.1
Churn Rate:							
Retail connections	**1.19%**	1.26%	1.38%				
Retail postpaid connections	**0.91%**	0.95%	1.02%				
Account Statistics:							
Retail postpaid ARPA	**$ 144.04**	$ 134.51	$ 125.75	**$ 9.53**	**7.1**	$ 8.76	7.0
Retail postpaid accounts ('000):[1]	**35,057**	34,561	34,268	**496**	**1.4**	293	0.9
Retail postpaid connections per account[1]	**2.64**	2.53	2.43	**0.11**	**4.3**	0.10	4.1

(1) As of end of period
(2) Excluding acquisitions and adjustments
nm - not meaningful

2012 Compared to 2011

The increase in Verizon Wireless' total operating revenues during 2012 compared to 2011 was the result of growth in both service and equipment and other revenue.

Accounts and Connections

Retail (non-wholesale) postpaid accounts represent retail customers under contract with Verizon Wireless that are directly served and managed by Verizon Wireless and use its branded services. Accounts include single connection plans, family plans, Share Everything plans and corporate accounts. A single account may receive monthly wireless services for a variety of connected devices. Retail connections represent our retail customer device connections. Churn is the rate at which service to a connection is terminated.

Retail connections under an account may include smartphones, basic phones, Home Phone Connect, Home Fusion, tablets, and other Internet devices. We expect to continue to experience retail connection growth based on the strength of our product offerings and network service quality. Retail connection net additions increased during 2012 compared to 2011 primarily due to an increase in retail postpaid and prepaid connection gross additions and improvements in our retail connections churn rate. Higher retail postpaid connection gross additions during 2012 primarily reflect the launch of our Share Everything plans coupled with new device introductions during the second half of 2012.

Retail Postpaid Connections per Account

Retail postpaid connections per account is calculated by dividing the total number of retail postpaid connections by the average number of retail postpaid accounts in the period. Retail postpaid connections per account increased during 2012 compared to 2011 primarily due to the increased use of tablets and other Internet devices.

Service Revenue

Service revenue increased during 2012 compared to 2011 primarily driven by higher retail postpaid service revenue, which increased largely as a result of an increase in retail postpaid connections of 5.1 million in 2012, as well as the continued increase in penetration of higher priced smartphones. This increased penetration also contributed to the increase in our retail postpaid ARPA (the average revenue per account from retail postpaid accounts).

The increase in retail postpaid ARPA during 2012 compared to 2011 was primarily driven by increases in smartphone penetration and retail postpaid connections per account. During 2012, we experienced a 4.3% increase in retail postpaid connections per account compared to 2011, with smartphones representing 58.1% of our retail postpaid phone base as of December 31, 2012 compared to 43.5% as of December 31, 2011. The increase in retail postpaid connections per account is primarily due to increases in Internet data devices, which represented 9.3% of our retail postpaid connection base as of December 31, 2012 compared to 8.1% as of December 31, 2011 primarily due to strong sales of tablets and Jetpacks™.

Other service revenue decreased during 2012 compared to 2011 primarily as a result of a decrease in third party roaming revenue.

Equipment and Other Revenue

Equipment and other revenue increased during 2012 compared to 2011 primarily due to increases in device upgrade fees, regulatory fees and equipment sales.

2011 Compared to 2010

The increase in Verizon Wireless' total operating revenue during 2011 compared to 2010 was primarily due to growth in both service and equipment revenue.

Accounts and Connections

Retail connections increased during 2011 compared to 2010 primarily due to an increase in retail postpaid and prepaid connection gross additions as well as ongoing improvements in our retail connection churn rate, both of which we believe were primarily the result of the strength of the devices in our product portfolio, including the Apple iPhone 4 and 4S, and our line-up of 3G and 4G Android and other 4G LTE capable devices, as well as the reliability of our network.

Retail Postpaid Connections per Account

Retail postpaid connections per account increased during 2011 compared to 2010 primarily due to the increased use of tablets and other Internet devices.

Service Revenue

Service revenue increased during 2011 compared to 2010 primarily driven by higher retail postpaid service revenue which increased as a result of an increase in retail postpaid connections of 4.3 million as well as the continued increase in penetration of higher priced smartphones, which also contributed to the increase in our retail postpaid ARPA.

The increase in retail postpaid ARPA for 2011 compared to 2010 was primarily driven by increases in smartphone penetration and in retail postpaid connections per account. The proportion of our retail postpaid phone base utilizing smartphones increased to 43.5% as of December 31, 2011 compared to 28.1% as of December 31, 2010 and retail postpaid connections per account increased by 4.1% during 2011 compared to 2010. The increase in retail postpaid connections per account is primarily due to increases in Internet data devices, which represented 8.1% of our retail postpaid connection base as of December 31, 2011 compared to 7.0 % as of December 31, 2010 primarily due to strong sales of Jetpacks.

Other service revenue increased during 2011 compared to 2010 as a result of year-to-date growth in wholesale and other connections, partially offset by a decrease in third party roaming revenue.

Equipment and Other Revenue

Equipment and other revenue increased during 2011 compared to 2010 due to an increase in the sales volume of smartphones to new and upgrading customers.

Operating Expenses

(dollars in millions)

				Increase/(Decrease)			
Years Ended December 31,	**2012**	2011	2010	**2012 vs. 2011**		2011 vs. 2010	
Cost of services and sales	**$ 24,490**	$ 24,086	$ 19,245	**$ 404**	**1.7 %**	$ 4,841	25.2 %
Selling, general and administrative expense	**21,650**	19,579	18,082	**2,071**	**10.6**	1,497	8.3
Depreciation and amortization expense	**7,960**	7,962	7,356	**(2)**	**–**	606	8.2
Total Operating Expenses	**$ 54,100**	$ 51,627	$ 44,683	**$ 2,473**	**4.8**	$ 6,944	15.5

Cost of Services and Sales

Cost of services and sales increased during 2012 compared to 2011 primarily due to $0.7 billion in higher cost of equipment sales, which was driven by increased sales of higher cost smartphones, increased cost of network services and increased data roaming, partially offset by a decrease in cost for data services, a decrease in network connection costs due to the ongoing deployment of Ethernet backhaul facilities primarily targeted at sites upgrading to 4G LTE and a decrease in the cost of long distance.

Cost of services and sales increased during 2011 compared to 2010 primarily due to higher costs of equipment sales. Cost of equipment sales increased by $4.9 billion driven by increased sales of higher cost smartphones, including Apple's iPhone 4 and 4S and other data-capable devices. In addition, cost of services increased during 2011 due to higher wireless network costs resulting from an increase in local interconnection costs related to additional Evolution-Data Optimized (EV-DO) capacity to meet expected data usage demands as well as an increase in Ethernet facilities costs that support the 4G LTE network. The increase in cost of services was also impacted by higher roaming costs incurred in markets divested during 2010 and increased data roaming. Partially offsetting these increases was a decrease in costs for long distance and data services and applications.

Selling, General and Administrative Expense

Selling, general and administrative expense increased during 2012 compared to 2011 primarily due to higher sales commission expense in our indirect channel as well as costs associated with regulatory fees. Indirect sales commission expense increased $1.3 billion during 2012 compared to 2011 primarily as a result of increases in the average commission per unit, as the mix of units continues to shift toward smartphones and more customers activate data services.

Selling, general and administrative expense increased during 2011 compared to 2010 primarily due to higher sales commission expense in our indirect channel. Indirect sales commission expense increased $1.2 billion during 2011 compared to 2010 as a result of increases in the average commission per unit, as the mix of units continues to shift toward data devices and more customers activate data services, and increased contract renewals in connection with equipment upgrades.

Depreciation and Amortization Expense

Depreciation and amortization expense was essentially unchanged during 2012 compared to 2011. The increase in depreciation and amortization expense during 2011 compared to 2010 was primarily driven by growth in depreciable assets.

Segment Operating Income and EBITDA

(dollars in millions)

				Increase/(Decrease)			
Years Ended December 31,	**2012**	2011	2010	**2012 vs. 2011**		2011 vs. 2010	
Segment Operating Income	**$ 21,768**	$ 18,527	$ 18,724	**$ 3,241**	**17.5 %**	$ (197)	(1.1)%
Add Depreciation and amortization expense	**7,960**	7,962	7,356	**(2)**	**–**	606	8.2
Segment EBITDA	**$ 29,728**	$ 26,489	$ 26,080	**$ 3,239**	**12.2**	$ 409	1.6
Segment operating income margin	**28.7%**	26.4%	29.5%				
Segment EBITDA service margin	**46.6%**	44.8%	46.9%				

The changes in the table above during the periods presented were primarily a result of the factors described in connection with operating revenues and operating expenses above.

Non-recurring or non-operational items excluded from Verizon Wireless' Operating income were as follows:

(dollars in millions)

Years Ended December 31,	**2012**	2011	2010
Merger integration and acquisition related charges	**$ –**	$ –	$ 867
Severance, pension and benefit charges	**37**	76	–
Impact of divested operations	**–**	–	(348)
Deferred revenue adjustment	**–**	–	235
	$ 37	$ 76	$ 754

Wireline

The Wireline segment provides communications products and services including local exchange and long distance voice service, broadband video and data, IP network services, network access and other services to consumers, small businesses and carriers in the United States, as well as to businesses and government customers both in the United States and in over 150 other countries around the world.

Reclassifications have been made to reflect comparable operating results for the spin-off of the operations included in the Frontier transaction, which we owned through June 30, 2010 (see "Acquisitions and Divestitures").

Operating Revenues and Selected Operating Statistics

(dollars in millions)

				Increase/(Decrease)			
Years Ended December 31,	**2012**	2011	2010	**2012 vs. 2011**		2011 vs. 2010	
Consumer retail	**$ 14,043**	$ 13,606	$ 13,419	**$ 437**	**3.2 %**	$ 187	1.4 %
Small business	**2,659**	2,731	2,837	**(72)**	**(2.6)**	(106)	(3.7)
Mass Markets	**16,702**	16,337	16,256	**365**	**2.2**	81	0.5
Strategic services	**8,052**	7,575	6,594	**477**	**6.3**	981	14.9
Core	**7,247**	8,047	8,722	**(800)**	**(9.9)**	(675)	(7.7)
Global Enterprise	**15,299**	15,622	15,316	**(323)**	**(2.1)**	306	2.0
Global Wholesale	**7,240**	7,973	8,746	**(733)**	**(9.2)**	(773)	(8.8)
Other	**539**	750	909	**(211)**	**(28.1)**	(159)	(17.5)
Total Operating Revenues	**$ 39,780**	$ 40,682	$ 41,227	**$ (902)**	**(2.2)**	$ (545)	(1.3)
Connections ('000):[1]							
Total voice connections	**22,503**	24,137	26,001	**(1,634)**	**(6.8)**	(1,864)	(7.2)
Total Broadband connections	**8,795**	8,670	8,392	**125**	**1.4**	278	3.3
FiOS Internet subscribers	**5,424**	4,817	4,082	**607**	**12.6**	735	18.0
FiOS Video subscribers	**4,726**	4,173	3,472	**553**	**13.3**	701	20.2

(1) As of end of period

Wireline's revenues decreased during 2012 compared to 2011 primarily driven by declines in Global Wholesale, Global Enterprise Core and Other revenues, partially offset by higher revenues in Consumer retail driven by FiOS services and higher revenues from Strategic services.

Mass Markets

Mass Markets operations provide local exchange (basic service and end-user access) and long distance (including regional toll) voice services, as well as broadband services (including high-speed Internet, FiOS Internet and FiOS Video) to Consumer retail and Small business subscribers.

2012 Compared to 2011

Mass Markets revenues increased during 2012 compared to 2011 primarily due to the expansion of FiOS services (Voice, Internet and Video) as well as changes in our pricing strategy adopted in 2012, partially offset by the continued decline of local exchange revenues.

We have continued to grow our subscriber base and consistently improved penetration rates within our FiOS service areas during 2012. Also contributing to the increase in revenue from FiOS services were changes in our pricing strategy adopted in 2012. As of December 31, 2012, we achieved penetration rates of 37.3% and 33.3% for FiOS Internet and FiOS Video, respectively, compared to penetration rates of 35.5% and 31.5% for FiOS Internet and FiOS Video, respectively, at December 31, 2011.

Mass Markets revenues were negatively impacted by the decline of local exchange revenues primarily due to a 6.1% decline in Consumer retail voice connections resulting primarily from competition and technology substitution with wireless, VoIP, broadband and cable services. Total voice connections include traditional switched access lines in service as well as FiOS digital voice connections. There was also a decline in Small business retail voice connections, primarily reflecting challenging economic conditions, competition and a shift to both IP and high-speed circuits.

2011 Compared to 2010

Mass Markets revenues increased slightly during 2011 compared to 2010 primarily due to the expansion of consumer and small business FiOS services (Voice, Internet, Video), partially offset by the continued decline of local exchange revenues.

As we continued to expand the number of premises eligible to order FiOS services and our sales and marketing efforts to attract new FiOS subscribers, we continued to grow our subscriber base and consistently improved penetration rates within our FiOS service areas. Our pricing strategy allows us to provide competitive offerings to our customers and potential customers. As of December 31, 2011, we achieved penetration rates of 35.5% and 31.5% for FiOS Internet and FiOS Video, respectively, compared to penetration rates of 31.9% and 28.0% for FiOS Internet and FiOS Video, respectively, at December 31, 2010.

Mass Markets revenues were negatively impacted by the decline of local exchange revenues primarily due to a 7.2% decline in total voice connections, which resulted primarily from competition and technology substitution. Total voice connections include traditional switched access lines in service as well as FiOS digital voice connections. The majority of the decline in total voice connections was sustained in the residential retail market, which experienced a 7.3% voice connection loss primarily due to substituting traditional landline services with wireless, VoIP, broadband and cable services. There was also a 5.3% decline in small business retail voice connections, primarily reflecting challenging economic conditions, competition and a shift to both IP and high-speed circuits.

Global Enterprise

Global Enterprise offers Strategic services including network products and solutions, advanced communications services, and other core communications services to medium and large business customers, multinational corporations and state and federal government customers.

2012 Compared to 2011

Global Enterprise revenues decreased during 2012 compared to 2011 primarily due to lower local services and traditional circuit-based revenues, a decline in customer premise equipment revenues and the unfavorable impact of foreign currency translation. Core services, which consist of traditional circuit-based services such as frame relay, private line and Asynchronous Transfer Mode (ATM) services, declined compared to the similar period last year as our customer base continued to migrate to next generation IP services. The decline in customer premise equipment revenues reflects our focus on improving margins by continuing to de-emphasize sales of equipment that is not part of an overall enterprise solutions bundle. This decrease was partially offset by higher Strategic services revenues. Strategic services revenues increased $0.5 billion, or 6.3% during 2012 compared to 2011 primarily due to growth in advanced services, such as managed network solutions, contact center solutions, IP communications and our cloud and data center offerings.

2011 Compared to 2010

Global Enterprise Core and Other revenues increased during 2011 compared to 2010 primarily driven by higher Strategic services revenues, in part due to the inclusion of the revenues of Terremark, partially offset by lower local services and traditional circuit-based revenues and decreased revenues from the sale of customer premise equipment. Strategic services revenues increased $1.0 billion, or 15.2%, during 2011 compared to 2010 primarily due to growth in advanced services. Traditional circuit-based services declined compared to the similar period last year as our customer base continues to migrate to next generation IP services. The decline in customer premise equipment revenues reflects our focus on improving margins by de-emphasizing sales of equipment that is not a part of an overall enterprise solutions bundle.

Global Wholesale

Global Wholesale provides communications services including data, voice and local dial tone and broadband services primarily to local, long distance and other carriers that use our facilities to provide services to their customers.

2012 Compared to 2011

Global Wholesale revenues decreased during 2012 compared to 2011 primarily due to a decline in traditional voice revenues as a result of decreased MOUs and a 5.3% decline in domestic wholesale connections. The traditional voice product reductions are primarily due to the continued impact of competitors deemphasizing their local market initiatives coupled with the impact of technology substitution. Also contributing to the decline in voice revenues is the elimination of low margin international products and the continuing contraction of market rates due to competition. Partially offsetting the overall decrease in wholesale revenue was a continuing demand for high-speed digital data services from fiber-to-the-cell customers upgrading their core data circuits to Ethernet facilities as well as Ethernet migrations from other core customers. As a result of the customer upgrades, the number of core data circuits experienced a 9.6% decline compared to the similar periods in 2011. We expect Global Wholesale revenue to continue to decline approximately 10% per quarter compared to the similar periods in the prior year, as we believe that the continued decline in core products will only be partially offset by growth in Ethernet and IP services.

2011 Compared to 2010

The decrease in Global Wholesale revenues during 2011 compared to 2010 was primarily due to a $0.4 billion decline in international voice revenues as a result of decreased MOUs in traditional voice products as a result of increases in voice termination pricing on certain international routes, which negatively impacted volume, and continued rate compression due to competition in the marketplace. Switched access and interexchange wholesale MOUs declined primarily as a result of wireless substitution and connection losses. Domestic wholesale connections as of December 31, 2011 declined 8.3% from December 31, 2010 due to the continued impact of competitors deemphasizing their local market initiatives coupled with the impact of technology substitution. Voice and local loop services declined during 2011 compared to 2010. Partially offsetting the overall decrease in Global Wholesale revenue was a continuing demand for high-speed digital data services primarily due to fiber-to-the-cell customers upgrading their core data circuits to Ethernet facilities. As a result of the upgrading customers, the number of DS1/DS3 circuits experienced a 9.5% decline compared to the similar period in 2010.

Other

Other revenues include such services as local exchange and long distance services from former MCI mass market customers and operator services. The decrease in revenues from other services during 2012 and 2011 was primarily due to reduced volumes, including former MCI mass market customer losses.

Operating Expenses

(dollars in millions)

Years Ended December 31,	2012	2011	2010	Increase/(Decrease) 2012 vs. 2011		2011 vs. 2010	
Cost of services and sales	**$ 22,413**	$ 22,158	$ 22,618	**$ 255**	**1.2 %**	$ (460)	(2.0)%
Selling, general and administrative expense	**8,883**	9,107	9,372	**(224)**	**(2.5)**	(265)	(2.8)
Depreciation and amortization expense	**8,424**	8,458	8,469	**(34)**	**(0.4)**	(11)	(0.1)
Total Operating Expenses	**$ 39,720**	$ 39,723	$ 40,459	**$ (3)**	**–**	$ (736)	(1.8)

Cost of Services and Sales

Cost of services and sales increased during 2012 compared to 2011, primarily due to higher content costs associated with continued FiOS subscriber growth and vendor rate increases and increased expenses related to our cloud and data center offerings. Cost of services and sales was also impacted by higher costs related to FiOS installation, as well as higher repair and maintenance expenses caused by storm-related events in 2012 compared to 2011. The increases were partially offset by a decline in access costs primarily from management actions to reduce exposure to unprofitable international wholesale routes and declines in overall wholesale long distance volumes. Costs related to customer premise equipment also decreased, which reflects our focus on improving margins by de-emphasizing sales of equipment that are not part of an overall enterprise solutions bundle.

Cost of services and sales decreased during 2011 compared to 2010 due to a decrease in access costs resulting primarily from management actions to reduce exposure to unprofitable international wholesale routes and declines in overall wholesale long distance volumes, as well as lower pension and other postretirement benefit expenses. The decrease was partially offset by higher costs related to repair and maintenance expenses caused by storm-related events during the third quarter of 2011, content costs associated with continued FiOS subscriber growth and the acquisition of Terremark in the second quarter of 2011.

Selling, General and Administrative Expense

Selling, general and administrative expense decreased during 2012 compared to 2011 primarily due to lower allocations related to centralized administrative functions, and to a lesser extent, lower property and transaction tax expenses and employee costs.

Selling, general and administrative expense decreased during 2011 compared to 2010 primarily due to lower pension and other postretirement benefits and compensation expense, partially offset by higher costs caused by storm-related events in the third quarter of 2011, as well as the acquisition of Terremark in the second quarter of 2011.

Depreciation and Amortization Expense

Depreciation and amortization expense decreased during 2012 compared to 2011 due to a decrease in net depreciable assets. The decrease was partially offset by an increase in amortization expense related to non-network software.

Depreciation and amortization expense was effectively flat during 2011 compared to 2010 primarily due to a decrease in amortization expense as a result of a reduction in capitalized non-network software, partially offset by an increase in depreciation expense primarily due to the acquisition of Terremark in the second quarter of 2011.

Segment Operating Income and EBITDA

(dollars in millions)

Years Ended December 31,	2012	2011	2010	Increase/(Decrease) 2012 vs. 2011		2011 vs. 2010	
Segment Operating Income	**$ 60**	$ 959	$ 768	**$ (899)**	**(93.7)%**	$ 191	24.9%
Add Depreciation and amortization expense	**8,424**	8,458	8,469	**(34)**	**(0.4)**	(11)	(0.1)
Segment EBITDA	**$ 8,484**	$ 9,417	$ 9,237	**$ (933)**	**(9.9)**	$ 180	1.9
Segment operating income margin	**0.2%**	2.4%	1.9%				
Segment EBITDA margin	**21.3%**	23.1%	22.4%				

The changes in Wireline's Operating income, Segment EBITDA and Segment EBITDA margin during the periods presented were primarily a result of the factors described in connection with operating revenues and operating expenses above.

Non-recurring or non-operational items excluded from Wireline's Operating income were as follows:

(dollars in millions)

Years Ended December 31,	2012	2011	2010
Severance, pension and benefit charges	**$ –**	$ –	$ 2,237
Access line spin-off related charges	**–**	–	79
Impact of divested operations	**–**	–	(408)
Other costs	**56**	–	–
	$ 56	$ –	$ 1,908

OTHER ITEMS

Severance, Pension and Benefit Charges

During 2012, we recorded net pre-tax severance, pension and benefits charges of approximately $7.2 billion primarily for our pension and post-retirement plans in accordance with our accounting policy to recognize actuarial gains and losses in the year in which they occur. The charges were primarily driven by a decrease in our discount rate assumption used to determine the current year liabilities from 5% at December 31, 2011 to a weighted-average of 4.2% at December 31, 2012 ($5.3 billion) and revisions to the retirement assumptions for participants and other assumption adjustments, partially offset by the difference between our estimated return on assets of 7.5% and our actual return on assets of 10% ($0.7 billion). As part of this charge, we also recorded $1.0 billion related to the annuitization of pension liabilities (see "Employee Benefit Plan Funded Status and Contributions"), as well as severance charges of $0.4 billion primarily for approximately 4,000 management employees.

During 2011, we recorded net pre-tax severance, pension and benefits charges of approximately $6.0 billion for our pension and postretirement plans in accordance with our accounting policy to recognize actuarial gains and losses in the year in which they occur. The charges were primarily driven by a decrease in our discount rate assumption used to determine the current year liabilities from 5.75% at December 31, 2010 to 5% at December 31, 2011 ($5.0 billion); the difference between our estimated return on assets of 8% and our actual return on assets of 5% ($0.9 billion); and revisions to the life expectancy of participants and other adjustments to assumptions.

During 2010, we recorded net pre-tax severance, pension and benefits charges of $3.1 billion. The charges during 2010 included remeasurement losses of $0.6 billion, for our pension and postretirement plans in accordance with our accounting policy to recognize actuarial gains and losses in the year in which they occur. Additionally, in 2010, we reached an agreement with certain unions on temporary enhancements to the separation programs contained in their existing collective bargaining agreements. These temporary enhancements were intended to help address a previously declared surplus of employees and to help reduce the need for layoffs. Accordingly, we recorded severance, pension and benefits charges associated with approximately 11,900 union-represented employees who volunteered for the incentive offer. These charges included $1.2 billion for severance for the 2010 separation programs mentioned above and a planned workforce reduction of approximately 2,500 employees in 2011. In addition, we recorded $1.3 billion for pension and postretirement curtailment losses and special termination benefits due to the workforce reductions.

The Consolidated Adjusted EBITDA non-GAAP measure presented in the Consolidated Operating Income and EBITDA discussion (See "Consolidated Results of Operations") excludes the severance, pension and benefit charges presented above.

Early Debt Redemption and Other Costs

During November 2012, we recorded debt redemption costs of $0.8 billion in connection with the purchase of $0.9 billion of the $1.25 billion of 8.95% Verizon Communications Notes due 2039 in a cash tender offer.

During December 2012, we recorded debt redemption costs of $0.3 billion in connection with the early redemption of $0.7 billion of the $2.0 billion of 8.75% Verizon Communications Notes due 2018, $1.0 billion of 4.625% Verizon Virginia LLC Debentures, Series A, due March 2013 and $0.75 billion of 4.35% Verizon Communications Notes due February 2013, as well as $0.3 billion of other costs.

During November 2011, we recorded debt redemption costs of $0.1 billion in connection with the early redemption of $1.0 billion of 7.375% Verizon Communications Notes due September 2012, $0.6 billion of 6.875% Verizon Communications Notes due June 2012, $0.4 billion of 6.125% Verizon Florida Inc. Debentures due January 2013, $0.5 billion of 6.125% Verizon Maryland Inc. Debentures due March 2012 and $1.0 billion of 6.875% Verizon New York Inc. Debentures due April 2012.

The Consolidated Adjusted EBITDA non-GAAP measure presented in the Consolidated Operating Income and EBITDA discussion (See "Consolidated Results of Operations") excludes the early debt redemption and other costs presented above.

Litigation Settlements

In the third quarter of 2012, we settled a number of patent litigation matters, including cases with ActiveVideo Networks Inc. (ActiveVideo) and TiVo Inc. (TiVo). In connection with the settlements with ActiveVideo and TiVo, we recorded a charge of $0.4 billion in the third quarter of 2012 and will pay and recognize over the next six years an additional $0.2 billion.

The Consolidated Adjusted EBITDA non-GAAP measure presented in the Consolidated Operating Income and EBITDA discussion (See "Consolidated Results of Operations") excludes the litigation settlement costs presented above.

Merger Integration Charges

During 2010, we recorded pre-tax merger integration charges of $0.9 billion primarily related to the Alltel acquisition. These charges were primarily due to the decommissioning of overlapping cell sites, preacquisition contingencies, handset conversions and trade name amortization.

The Consolidated Adjusted EBITDA non-GAAP measure presented in the Consolidated Operating Income and EBITDA discussion (See "Consolidated Results of Operations") excludes the merger integration charges presented above.

Dispositions

Access Line-Spin-off Related Charges

During 2010, we recorded pre-tax charges of $0.5 billion, primarily for costs incurred related to network, non-network software and other activities to enable the divested markets in the transaction with Frontier to operate on a stand-alone basis subsequent to the closing of the transaction; professional advisory and legal fees in connection with this transaction; and fees related to the early extinguishment of debt from the use of proceeds from the transaction (see "Acquisitions and Divestitures").

Alltel Divestiture Markets

During the second quarter of 2010, we recorded a tax charge of approximately $0.2 billion for the taxable gain associated with the Alltel Divestiture Markets (see "Acquisitions and Divestitures").

The Consolidated Adjusted EBITDA non-GAAP measure presented in the Consolidated Operating Income and EBITDA discussion (See "Consolidated Results of Operations") excludes the access line spin-off and Alltel Divestiture Markets charges presented above.

Medicare Part D Subsidy Charges

Under the Patient Protection and Affordable Care Act and the Health Care and Education Reconciliation Act of 2010, both of which became law in March 2010 (collectively the Health Care Act), beginning in 2013, Verizon and other companies that receive a subsidy under Medicare Part D to provide retiree prescription drug coverage will no longer receive a federal income tax deduction for the expenses incurred in connection with providing the subsidized coverage to the extent of the subsidy received. Because future anticipated retiree prescription drug plan liabilities and related subsidies are already reflected in Verizon's financial statements, this change in law required Verizon to reduce the value of the related tax benefits recognized in its financial statements in the period during which the Health Care Act was enacted. As a result, Verizon recorded a one-time, non-cash income tax charge of $1.0 billion in the first quarter of 2010 to reflect the impact of this change.

The Consolidated Adjusted EBITDA non-GAAP measure presented in the Consolidated Operating Income and EBITDA discussion (See "Consolidated Results of Operations") excludes the Medicare Part D subsidy charges presented above.

Deferred Revenue Charges

Corporate, eliminations and other during the periods presented include a non-cash adjustment of $0.2 billion in 2010, primarily to adjust wireless service revenues. This adjustment was recorded to properly defer previously recognized wireless service revenues that were earned and recognized in future periods. The adjustment was recorded during 2010, which reduced Net income attributable to Verizon by approximately $0.1 billion.

The Consolidated Adjusted EBITDA non-GAAP measure presented in the Consolidated Operating Income and EBITDA discussion (See "Consolidated Results of Operations") excludes the deferred revenue charges presented above.

CONSOLIDATED FINANCIAL CONDITION

(dollars in millions)

Years Ended December 31,	2012	2011	2010
Cash Flows Provided By (Used In)			
Operating activities	**$ 31,486**	$ 29,780	$ 33,363
Investing activities	**(20,502)**	(17,250)	(15,054)
Financing activities	**(21,253)**	(5,836)	(13,650)
Increase (Decrease) In Cash and Cash Equivalents	**$ (10,269)**	$ 6,694	$ 4,659

We use the net cash generated from our operations to fund network expansion and modernization, repay external financing, pay dividends, repurchase Verizon common stock from time to time and invest in new businesses. Our sources of funds, primarily from operations and, to the extent necessary, from external financing arrangements, are sufficient to meet ongoing operating and investing requirements. We expect that our capital spending requirements will continue to be financed primarily through internally generated funds. Debt or equity financing may be needed to fund additional development activities or to maintain an appropriate capital structure to ensure our financial flexibility. Our cash and cash equivalents are primarily held domestically in diversified accounts and are invested to maintain principal and liquidity. Accordingly, we do not have significant exposure to foreign currency fluctuations.

The volatility in world debt and equity markets has not had a significant impact on our ability to access external financing. Our available external financing arrangements include the issuance of commercial paper, credit available under credit facilities and other bank lines of credit, vendor financing arrangements, issuances of registered debt or equity securities and privately-placed capital market securities.

On February 7, 2012, we filed a new shelf registration statement for the issuance of debt or equity securities with an aggregate offering price of up to $10 billion. In connection with this filing, the previous shelf registration statement was terminated. As of December 31, 2012, the shelf registration had an aggregate offering price of up to $5.5 billion. We may also issue short-term debt through an active commercial paper program and have a $6.2 billion credit facility to support such commercial paper issuances.

Cash Flows Provided By Operating Activities

Our primary source of funds continues to be cash generated from operations, primarily from Verizon Wireless. Net cash provided by operating activities during 2012 increased by $1.7 billion compared to 2011 primarily due to higher consolidated earnings, as well as improved working capital levels, due to timing differences, partially offset by an increase in pension contributions. Net cash provided by operating activities during 2012 and 2011 included net distributions received from Vodafone Omnitel of $0.3 billion and $0.4 billion, respectively.

Net cash provided by operating activities during 2011 decreased by $3.6 billion compared to 2010 primarily due to purchases for wireless devices, cash flows from divested operations (see "Acquisitions and Divestitures") and higher pension plan contributions. Net cash provided by operating activities during 2011 and 2010 included net distributions received from Vodafone Omnitel of $0.4 billion in each year.

Cash Flows Used In Investing Activities

Capital Expenditures

Capital expenditures continue to be our primary use of capital resources as they facilitate the introduction of new products and services, enhance responsiveness to competitive challenges and increase the operating efficiency and productivity of our networks.

Capital expenditures, including capitalized software, were as follows:

		(dollars in millions)	
Years Ended December 31,	**2012**	2011	2010
Verizon Wireless	**$ 8,857**	$ 8,973	$ 8,438
Wireline	**6,342**	6,399	7,269
Other	**976**	872	751
	$ 16,175	$ 16,244	$ 16,458
Total as a percentage of revenue	**14.0%**	14.7%	15.4%

Capital expenditures declined slightly at Verizon Wireless in 2012 compared to 2011 due to the decreased investment in the capacity of our wireless EV-DO network, partially offset by the increased build-out of our 4G LTE network. Capital expenditures declined slightly at Wireline due to lower legacy spending requirements.

The increase in capital expenditures at Verizon Wireless during 2011 was primarily due to the increased investment in the capacity of our wireless EV-DO network, as well as the build-out of our 4G LTE network. The decrease in capital expenditures at Wireline during 2011 was primarily due to capital expenditures in 2010 related to the local exchange business and related activities that were spun off to Frontier, as well as lower capital expenditures related to the build-out of FiOS.

Acquisitions

During 2012, 2011 and 2010, we invested $3.9 billion, $0.2 billion and $0.8 billion, respectively, in acquisitions of wireless licenses, net. During 2012, 2011 and 2010, we also invested $0.9 billion, $1.8 billion and $0.7 billion, respectively, in acquisitions of investments and businesses, net of cash acquired.

- During 2012, we paid approximately $3.9 billion net to acquire wireless licenses primarily to meet future LTE capacity needs and enable LTE expansion. Additionally, during 2012, we acquired HUGHES Telematics, a provider of telematics services, for $0.6 billion. See "Acquisitions and Divestitures" for additional details.
- During April 2011, we paid approximately $1.4 billion for the equity of Terremark, which was partially offset by $0.1 billion of cash acquired (see "Acquisitions and Divestitures"). See "Cash Flows From Financing Activities" below regarding the debt obligations of Terremark that were repaid during May 2011. In addition, during 2011, we acquired various wireless licenses and markets as well as a provider of cloud software technology for cash consideration that was not significant.
- On August 23, 2010, Verizon Wireless acquired the net assets and related customers of six operating markets in Louisiana and Mississippi in a transaction with AT&T Inc. for cash consideration of $0.2 billion.

Dispositions

During 2012, we received cash consideration that was not significant related to the sale of some of our 700 MHz lower A and B block spectrum licenses. We acquired these licenses as part of FCC Auction 73 in 2008.

During 2010, we received cash proceeds of $2.6 billion in connection with the sale of the Alltel Divestiture Markets (see "Acquisitions and Divestitures").

Other, net

During 2011, Other, net primarily included proceeds related to the sales of long-term investments, which were not significant to our consolidated statements of income.

Cash Flows Used In Financing Activities

We seek to maintain a mix of fixed and variable rate debt to lower borrowing costs within reasonable risk parameters and to protect against earnings and cash flow volatility resulting from changes in market conditions. During 2012, 2011 and 2010, net cash used in financing activities was $21.3 billion, $5.8 billion and $13.7 billion, respectively.

2012

During January 2012, $1.0 billion of 5.875% Verizon New Jersey Inc. Debentures matured and were repaid. During February 2012, $0.8 billion of 5.25% Verizon Wireless Notes matured and were repaid. During July 2012, $0.8 billion of 7.0% Verizon Wireless Notes matured and were repaid. In addition, during 2012 we utilized $0.2 billion under fixed rate vendor financing facilities.

On November 2, 2012, we announced the commencement of a tender offer (the Tender Offer) to purchase for cash any and all of the outstanding $1.25 billion aggregate principal amount of 8.95% Verizon Communications Notes due 2039. In the Tender Offer that was completed November 9, 2012, $0.9 billion aggregate principal amount of the notes was purchased and $0.35 billion principal amount of the notes remains outstanding. Any accrued and unpaid interest on the principal purchased was paid to the date of purchase.

During November 2012, we issued $4.5 billion aggregate principal amount of fixed rate notes at varying maturities resulting in cash proceeds of approximately $4.47 billion, net of discounts and issuance costs. The net proceeds were used for general corporate purposes, for the Tender Offer, and to redeem $0.7 billion of $2.0 billion of 8.75% Verizon Communications Notes due 2018, $1.0 billion of 4.625% Verizon Virginia LLC Debentures, Series A due 2013 and $0.75 billion of 4.35% Verizon Communications Notes due 2013.

In addition, during 2012, various fixed rate notes totaling approximately $0.2 billion were repaid and any accrued and unpaid interest was paid to the date of payment.

See "Other Items" regarding the early debt redemption costs incurred in connection with the aforementioned repurchases and redemptions.

2011

During 2011, proceeds from long-term borrowings totaled $11.1 billion, which was primarily used to repay outstanding debt, redeem higher interest bearing debt maturing in the near term and for other general corporate purposes.

During 2011, $0.5 billion of 5.35% Verizon Communications Notes matured and were repaid, and we utilized $0.3 billion under fixed rate vendor financing facilities.

During March 2011, we issued $6.25 billion aggregate principal amount of fixed and floating rate notes at varying maturities resulting in cash proceeds of approximately $6.19 billion, net of discounts and issuance costs. The net proceeds were used for the repayment of commercial paper and other general corporate purposes, as well as to redeem $2.0 billion aggregate principal amount of telephone subsidiary debt during April 2011.

The debt obligations of Terremark that were outstanding at the time of its acquisition by Verizon were repaid during the second quarter of 2011.

During November 2011, we issued $4.6 billion aggregate principal amount of fixed rate notes at varying maturities resulting in cash proceeds of approximately $4.55 billion, net of discounts and issuance costs. During November 2011, the net proceeds were used to redeem $1.6 billion aggregate principal amount of Verizon Communications notes and $1.9 billion aggregate principal amount of telephone subsidiary debt. The remaining net proceeds were used for the repayment of commercial paper and other general corporate purposes. See "Other Items" regarding the early debt redemption costs incurred in connection with the aforementioned redemptions.

During December 2011, we repaid $0.9 billion upon maturity for the €0.7 billion of 7.625% Verizon Wireless Notes, and the related cross currency swap was settled. During May 2011, $4.0 billion Verizon Wireless two-year fixed and floating rate notes matured and were repaid.

2010

During 2010, Verizon received approximately $3.1 billion in cash in connection with the completion of the spin-off and merger of Spinco (see "Acquisitions and Divestitures"). This special cash payment was subsequently used to redeem $2.0 billion of 7.25% Verizon Communications Notes due December 2010 at a redemption price of 102.7% of the principal amount of the notes, plus accrued and unpaid interest to the date of redemption, as well as other short-term borrowings. During 2010, $0.3 billion of 6.125% and $0.2 billion of 8.625% Verizon New York Inc. Debentures, $0.2 billion of 6.375% Verizon North Inc. Debentures and $0.2 billion of 6.3% Verizon Northwest Inc. Debentures matured and were repaid. In addition, during 2010 Verizon repaid $0.2 billion of floating rate vendor financing debt.

In 2010, Verizon Wireless exercised its right to redeem the outstanding $1.0 billion of aggregate floating rate notes due June 2011 at a redemption price of 100% of the principal amount of the notes, plus accrued and unpaid interest to the date of redemption. In addition, during 2010, Verizon Wireless repaid the remaining $4.0 billion of borrowings that were outstanding under a $4.4 billion Three-Year Term Loan Facility Agreement with a maturity date of September 2011 (Three-Year Term Loan Facility). As there were no borrowings outstanding under this facility, it was cancelled.

Special Distributions

In November 2012, the Board of Representatives of Verizon Wireless declared a distribution to its owners, which was paid in the fourth quarter of 2012 in proportion to their partnership interests on the payment date, in the aggregate amount of $8.5 billion. As a result, Vodafone received a cash payment of $3.8 billion and the remainder of the distribution was received by Verizon.

In July 2011, the Board of Representatives of Verizon Wireless declared a distribution to its owners, which was paid in the first quarter of 2012 in proportion to their partnership interests on the payment date, in the aggregate amount of $10 billion. As a result, Vodafone received a cash payment of $4.5 billion and the remainder of the distribution was received by Verizon.

Other, net

The change in Other, net financing activities during 2012 compared to the prior year was primarily driven by higher distributions to Vodafone, which owns a 45% noncontrolling interest in Verizon Wireless and higher early debt redemption costs (see "Other Items"). The change in Other, net financing activities during 2011 compared to 2010 was primarily driven by lower distributions to Vodafone.

Dividends

The Verizon Board of Directors determines the appropriateness of the level of our dividend payments on a periodic basis by considering such factors as long-term growth opportunities, internal cash requirements and the expectations of our shareowners. During the third quarter of 2012, the Board increased our quarterly dividend payment 3.0% to $.515 per share from $.50 per share in the same period of 2011. This is the sixth consecutive year that Verizon's Board of Directors has approved a quarterly dividend increase. During the third quarter of 2011, the Board increased our quarterly dividend payment 2.6% to $.50 per share from $.4875 per share in the same period of 2010. During the third quarter of 2010, the Board increased our quarterly dividend payment 2.6% to $.4875 per share from $.475 per share in the same period of 2009.

During 2012, we paid $5.2 billion in dividends compared to $5.6 billion in 2011 and $5.4 billion in 2010. As in prior periods, dividend payments were a significant use of capital resources. While the dividends declared per common share increased, the total amount of cash dividends paid decreased during 2012 compared with 2011 as a portion of the dividends was satisfied through the issuance of common shares from Treasury stock, as noted below (see "Common Stock").

Credit Facility

As of December 31, 2012, the unused borrowing capacity under a $6.2 billion three-year credit facility with a group of major financial institutions was approximately $6.1 billion. On August 13, 2012, we amended our credit facility primarily to reduce fees and borrowing costs and extend the maturity date to August 12, 2016. The credit facility does not require us to comply with financial covenants or maintain specified credit ratings, and it permits us to borrow even if our business has incurred a material adverse change. We use the credit facility to support the issuance of commercial paper, for the issuance of letters of credit and for general corporate purposes.

Net Debt and the Net Debt to Consolidated Adjusted EBITDA ratio are non-GAAP financial measures that management believes are useful to investors and other users of our financial information in evaluating Verizon's leverage. Net Debt is calculated by subtracting cash and cash equivalents from the sum of debt maturing within one year and long-term debt. For purposes of the Net Debt to Adjusted EBITDA Ratio, Adjusted EBITDA (See "Consolidated Results of Operations") is calculated for the last 12 months. Management believes this presentation assists investors in understanding trends that are indicative of future operating results given the non-operational or non-recurring nature of the items excluded from the calculation.

Verizon's ratio of net debt to Consolidated Adjusted EBITDA was 1.3x at December 31, 2012 and 1.2x at December 31, 2011. Consolidated Adjusted EBITDA excludes the effects of non-operational items (see "Other Items").

Common Stock

Common stock has been used from time to time to satisfy some of the funding requirements of employee and shareowner plans, including 24.6 million common shares issued from Treasury stock during 2012, related to dividend payments, which had an aggregate value of $1.0 billion. On February 3, 2011, the Board of Directors replaced the previously authorized share buyback program with a new program for the repurchase of up to 100 million common shares terminating no later than the close of business on February 28, 2014. The Board also determined that no additional shares were to be purchased under the prior program. Through February 15, 2013, we purchased approximately 3.50 million shares under this authorization.

There were no repurchases of common stock during 2012, 2011 or 2010.

Credit Ratings

The debt securities of Verizon Communications and its subsidiaries continue to be accorded high ratings by the three primary rating agencies.

Although a one-level ratings downgrade would not be expected to significantly impact our access to capital, it could increase both the cost of refinancing existing debt and the cost of financing any new capital requirements. Securities ratings assigned by rating organizations are expressions of opinion and are not recommendations to buy, sell, or hold securities. A securities rating is subject to revision or withdrawal at any time by the assigning rating organization. Each rating should be evaluated independently of any other rating.

Covenants
Our credit agreements contain covenants that are typical for large, investment grade companies. These covenants include requirements to pay interest and principal in a timely fashion, pay taxes, maintain insurance with responsible and reputable insurance companies, preserve our corporate existence, keep appropriate books and records of financial transactions, maintain our properties, provide financial and other reports to our lenders, limit pledging and disposition of assets and mergers and consolidations, and other similar covenants.

We and our consolidated subsidiaries are in compliance with all debt covenants.

Increase (Decrease) In Cash and Cash Equivalents

Our Cash and cash equivalents at December 31, 2012 totaled $3.1 billion, a $10.3 billion decrease compared to Cash and cash equivalents at December 31, 2011 for the reasons discussed above. Our Cash and cash equivalents at December 31, 2011 totaled $13.4 billion, a $6.7 billion increase compared to Cash and cash equivalents at December 31, 2010 for the reasons discussed above.

As of December 31, 2012, Verizon Wireless cash and cash equivalents and debt outstanding totaled $0.8 billion and $10.1 billion, respectively.

Free Cash Flow

Free cash flow is a non-GAAP financial measure that management believes is useful to investors and other users of Verizon's financial information in evaluating cash available to pay debt and dividends. Free cash flow is calculated by subtracting capital expenditures from net cash provided by operating activities. The following table reconciles net cash provided by operating activities to Free cash flow:

(dollars in millions)

Years Ended December 31,	2012	2011	2010
Net cash provided by operating activities	**$ 31,486**	$ 29,780	$ 33,363
Less Capital expenditures (including capitalized software)	**16,175**	16,244	16,458
Free cash flow	**$ 15,311**	$ 13,536	$ 16,905

The changes in free cash flow during 2012, 2011 and 2010 were a result of the factors described in connection with net cash provided by operating activities and capital expenditures above.

Employee Benefit Plan Funded Status and Contributions

Pension Annuitization

On October 17, 2012, we, along with our subsidiary Verizon Investment Management Corp., and Fiduciary Counselors Inc., as independent fiduciary of the Verizon Management Pension Plan (the Plan), entered into a definitive purchase agreement with The Prudential Insurance Company of America (Prudential) and Prudential Financial, Inc., pursuant to which the Plan would purchase a single premium group annuity contract from Prudential.

On December 10, 2012, upon issuance of the group annuity contract by Prudential, Prudential irrevocably assumed the obligation to make future annuity payments to approximately 41,000 Verizon management retirees who began receiving pension payments from the Plan prior to January 1, 2010. The amount of each retiree's annuity payment equals the amount of such individual's pension benefit. In addition, the group annuity contract is intended to replicate the same rights to future payments, such as survivor benefits, that are currently offered by the Plan.

We contributed approximately $2.6 billion to the Plan between September 1, 2012 and December 31, 2012 in connection with the transaction so that the Plan's funding percentage would not decrease as a result of the transaction.

Employer Contributions

We operate numerous qualified and nonqualified pension plans and other postretirement benefit plans. These plans primarily relate to our domestic business units. During 2012 and 2011, we contributed $0.9 billion and $0.4 billion, respectively, to our qualified pension plans, excluding the pension annuitization discussed above. During 2010, contributions to our qualified pension plans were not significant. We also contributed $0.2 billion, $0.1 billion and $0.1 billion to our nonqualified pension plans in 2012, 2011 and 2010, respectively.

In an effort to reduce the risk of our portfolio strategy and better align assets with liabilities, we have shifted our strategy to one that is more liability driven, where cash flows from investments better match projected benefit payments but result in lower asset returns. We intend to reduce the likelihood that assets will decline at a time when liabilities increase (referred to as liability hedging), with the goal to reduce the risk of underfunding to the plan and its participants and beneficiaries. Based on the revised strategy and the funded status of the plans at December 31, 2012, we expect the minimum required qualified pension plan contribution in 2013 to be immaterial. Nonqualified pension contributions are estimated to be approximately $0.1 billion in 2013.

Contributions to our other postretirement benefit plans generally relate to payments for benefits on an as-incurred basis since the other postretirement benefit plans do not have funding requirements similar to the pension plans. We contributed $1.5 billion, $1.4 billion and $1.2 billion to our other postretirement benefit plans in 2012, 2011 and 2010, respectively. Contributions to our other postretirement benefit plans are estimated to be approximately $1.5 billion in 2013.

Leasing Arrangements

We are the lessor in leveraged and direct financing lease agreements for commercial aircraft and power generating facilities, which comprise the majority of our leasing portfolio along with telecommunications equipment, commercial real estate property and other equipment. These leases have remaining terms of up to 38 years as of December 31, 2012. In addition, we lease space on certain of our cell towers to other wireless carriers. Minimum lease payments receivable represent unpaid rentals, less principal and interest on third-party nonrecourse debt relating to leveraged lease transactions. Since we have no general liability for this debt, which is secured by a senior security interest in the leased equipment and rentals, the related principal and interest have been offset against the minimum lease payments receivable in accordance with GAAP. All recourse debt is reflected in our consolidated balance sheets.

Off Balance Sheet Arrangements and Contractual Obligations

Contractual Obligations and Commercial Commitments

The following table provides a summary of our contractual obligations and commercial commitments at December 31, 2012. Additional detail about these items is included in the notes to the consolidated financial statements.

(dollars in millions)

	Payments Due By Period				
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-term debt[(1)]	$ 51,189	$ 3,805	$ 8,906	$ 5,417	$ 33,061
Capital lease obligations[(2)]	298	64	91	71	72
Total long-term debt, including current maturities	51,487	3,869	8,997	5,488	33,133
Interest on long-term debt[(1)]	32,761	2,780	4,818	4,321	20,842
Operating leases[(2)]	11,841	2,038	3,412	2,272	4,119
Purchase obligations [(3)]	41,768	29,645	7,503	4,162	458
Income tax audit settlements[(4)]	52	–	52	–	–
Other long-term liabilities[(5)]	3,921	1,663	2,258	–	–
Total contractual obligations	$ 141,830	$ 39,995	$ 27,040	$ 16,243	$ 58,552

(1) Items included in long-term debt with variable coupon rates are described in Note 8 to the consolidated financial statements.

(2) See Note 7 to the consolidated financial statements.

(3) The purchase obligations reflected above are primarily commitments to purchase handsets and peripherals, equipment, software, programming and network services, and marketing activities, which will be used or sold in the ordinary course of business. These amounts do not represent our entire anticipated purchases in the future, but represent only those items that are the subject of contractual obligations. We also purchase products and services as needed with no firm commitment. For this reason, the amounts presented in this table alone do not provide a reliable indicator of our expected future cash outflows or changes in our expected cash position (see Note 16 to the consolidated financial statements).

(4) We are not able to make a reliable estimate of when the unrecognized tax benefits balance of $2.9 billion and related interest and penalties will be settled with the respective taxing authorities until issues or examinations are further developed (see Note 12 to the consolidated financial statements).

(5) Other long-term liabilities include estimated postretirement benefit and qualified pension plan contributions (see Note 11 to the consolidated financial statements).

Guarantees

In connection with the execution of agreements for the sale of businesses and investments, Verizon ordinarily provides representations and warranties to the purchasers pertaining to a variety of nonfinancial matters, such as ownership of the securities being sold, as well as financial losses (see Note 16 to the consolidated financial statements).

We guarantee the debentures and first mortgage bonds of our operating telephone company subsidiaries. As of December 31, 2012, $4.3 billion principal amount of these obligations remain outstanding. Each guarantee will remain in place for the life of the obligation unless terminated pursuant to its terms, including the operating telephone company no longer being a wholly-owned subsidiary of Verizon.

We also guarantee the debt obligations of GTE Corporation that were issued and outstanding prior to July 1, 2003. As of December 31, 2012, $1.7 billion principal amount of these obligations remain outstanding (see Note 8 to the consolidated financial statements).

As of December 31, 2012 letters of credit totaling approximately $0.1 billion, which were executed in the normal course of business and support several financing arrangements and payment obligations to third parties, were outstanding (see Note 16 to the consolidated financial statements).

MARKET RISK

We are exposed to various types of market risk in the normal course of business, including the impact of interest rate changes, foreign currency exchange rate fluctuations, changes in investment, equity and commodity prices and changes in corporate tax rates. We employ risk management strategies, which may include the use of a variety of derivatives including cross currency swaps, foreign currency and prepaid forwards and collars, interest rate swap agreements, commodity swap and forward agreements and interest rate locks. We do not hold derivatives for trading purposes.

It is our general policy to enter into interest rate, foreign currency and other derivative transactions only to the extent necessary to achieve our desired objectives in limiting our exposure to various market risks. Our objectives include maintaining a mix of fixed and variable rate debt to lower borrowing costs within reasonable risk parameters and to protect against earnings and cash flow volatility resulting from changes in market conditions. We do not hedge our market risk exposure in a manner that would completely eliminate the effect of changes in interest rates and foreign exchange rates on our earnings. We do not expect that our net income, liquidity and cash flows will be materially affected by these risk management strategies.

Interest Rate Risk

We are exposed to changes in interest rates, primarily on our short-term debt and the portion of long-term debt that carries floating interest rates. As of December 31, 2012, substantially all of the aggregate principal amount of our total debt portfolio consisted of fixed rate indebtedness, including the effect of interest rate swap agreements designated as hedges. The impact of a 100 basis point change in interest rates affecting our floating rate debt would result in a change in annual interest expense, including our interest rate swap agreements that are designated as hedges, that is not material. The interest rates on our existing long-term debt obligations are unaffected by changes to our credit ratings.

The table that follows summarizes the fair values of our long-term debt, including current maturities, and interest rate swap derivatives as of December 31, 2012 and 2011. The table also provides a sensitivity analysis of the estimated fair values of these financial instruments assuming 100-basis-point upward and downward shifts in the yield curve. Our sensitivity analysis does not include the fair values of our commercial paper and bank loans, if any, because they are not significantly affected by changes in market interest rates.

(dollars in millions)

At December 31, 2012	Fair Value	Fair Value assuming + 100 basis point shift	Fair Value assuming - 100 basis point shift
Long-term debt and related derivatives	**$ 61,045**	**$ 56,929**	**$ 65,747**
At December 31, 2011			
Long-term debt and related derivatives	$ 61,870	$ 58,117	$ 66,326

Interest Rate Swaps

We have entered into domestic interest rate swaps to achieve a targeted mix of fixed and variable rate debt. We principally receive fixed rates and pay variable rates based on the London Interbank Offered Rate, resulting in a net increase or decrease to Interest expense. These swaps are designated as fair value hedges and hedge against changes in the fair value of our debt portfolio. We record the interest rate swaps at fair value on our consolidated balance sheets as assets and liabilities. At December 31, 2012 the fair value of these interest rate swaps was not material, and at December 31, 2011, the fair value was $0.6 billion, primarily included in Other assets and Long-term debt. As of December 31, 2012, the total notional amount of these interest rate swaps was $1.3 billion. During 2012, interest rate swaps with a notional value of $5.8 billion were settled. As a result of the settlements, we received net proceeds of $0.7 billion, including accrued interest which is included in Other, net operating activities in the consolidated statement of cash flows. The fair value basis adjustment to the underlying debt instruments will be recognized into earnings as a reduction of Interest expense over the remaining lives of the underlying debt obligations.

Foreign Currency Translation

The functional currency for our foreign operations is primarily the local currency. The translation of income statement and balance sheet amounts of our foreign operations into U.S. dollars is recorded as cumulative translation adjustments, which are included in Accumulated other comprehensive income in our consolidated balance sheets. Gains and losses on foreign currency transactions are recorded in the consolidated statements of income in Other income and (expense), net. At December 31, 2012, our primary translation exposure was to the British Pound Sterling, the Euro, the Indian Rupee, the Australian Dollar and the Japanese Yen.

Cross Currency Swaps

Verizon Wireless previously entered into cross currency swaps designated as cash flow hedges to exchange approximately $1.6 billion of British Pound Sterling and Euro-denominated debt into U.S. dollars and to fix our future interest and principal payments in U.S. dollars, as well as to mitigate the impact of foreign currency transaction gains or losses. A portion of the gains and losses recognized in Other comprehensive income was reclassified to Other income and (expense), net to offset the related pretax foreign currency transaction gain or loss on the underlying debt obligations. The fair value of the outstanding swaps was not material at December 31, 2012 or December 31, 2011. During 2012 and 2011 the gains and losses with respect to these swaps were not material.

CRITICAL ACCOUNTING ESTIMATES AND RECENT ACCOUNTING STANDARDS

Critical Accounting Estimates

A summary of the critical accounting estimates used in preparing our financial statements is as follows:

- Wireless licenses and Goodwill are a significant component of our consolidated assets. Both our wireless licenses and goodwill are treated as indefinite-lived intangible assets and, therefore are not amortized, but rather are tested for impairment annually in the fourth fiscal quarter, unless there are events or changes in circumstances during an interim period that indicates these assets may not be recoverable. We believe our estimates and assumptions are reasonable and represent appropriate marketplace considerations as of the valuation date. We do not believe that reasonably likely adverse changes in our assumptions and estimates would result in an impairment charge as of our latest impairment testing date. However, if there is a substantial and sustained adverse decline in our operating profitability, we may have impairment charges in future years. Any such impairment charge could be material to our results of operations and financial condition.

  Wireless Licenses
  The carrying value of our wireless licenses was approximately $77.7 billion as of December 31, 2012. We aggregate our wireless licenses into one single unit of accounting, as we utilize our wireless licenses on an integrated basis as part of our nationwide wireless network. Our wireless licenses provide us with the exclusive right to utilize certain radio frequency spectrum to provide wireless communication services. There are currently no legal, regulatory, contractual, competitive, economic or other factors that limit the useful life of our wireless licenses. Our impairment test consists of comparing the estimated fair value of our wireless licenses to the aggregated carrying amount as of the test date. If the estimated fair value of our wireless licenses is less than the aggregated carrying amount of the wireless licenses then an impairment charge is recognized. Our annual impairment tests for 2012, 2011 and 2010 indicated that the fair value significantly exceeded the carrying value and, therefore, did not result in an impairment.

  We estimate the fair value of our wireless licenses using a direct income based valuation approach. This approach uses a discounted cash flow analysis to estimate what a marketplace participant would be willing to pay to purchase the aggregated wireless licenses as of the valuation date. As a result we are required to make significant estimates about future cash flows specifically associated with our wireless licenses, an appropriate discount rate based on the risk associated with those estimated cash flows and assumed terminal value and growth rates. We consider current and expected future economic conditions, current and expected availability of wireless network technology and infrastructure and related equipment and the costs thereof as well as other relevant factors in estimating future cash flows. The discount rate represents our estimate of the weighted-average cost of capital (or expected return, "WACC") that a marketplace participant would require as of the valuation date. We develop the discount rate based on our consideration of the cost of debt and equity of a group of guideline companies as of the valuation date. Accordingly, our discount rate incorporates our estimate of the expected return a marketplace participant would require as of the valuation date, including the risk premium associated with the current and expected economic conditions as of the valuation date. The terminal value growth rate represents our estimate of the marketplace's long-term growth rate.

  Goodwill
  At December 31, 2012, the balance of our goodwill was approximately $24.1 billion, of which $18.2 billion was in our Verizon Wireless segment and $5.9 billion was in our Wireline segment. Determining whether an impairment has occurred requires the determination of fair value of each respective reporting unit. Our operating segments, Verizon Wireless and Wireline, are deemed to be our reporting units for purposes of goodwill impairment testing. The fair value of Verizon Wireless significantly exceeded its carrying value and the fair value of Wireline exceeded its carrying value. Accordingly, our annual impairment tests for 2012, 2011 and 2010 did not result in an impairment.

  The fair value of the reporting unit is calculated using a market approach and a discounted cash flow method. The market approach includes the use of comparative multiples to corroborate discounted cash flow results. The discounted cash flow method is based on the present value of two components—projected cash flows and a terminal value. The terminal value represents the expected normalized future cash flows of the reporting unit beyond the cash flows from the discrete projection period. The fair value of the reporting unit is calculated based on the sum of the present value of the cash flows from the discrete period and the present value of the terminal value. The estimated cash flows are discounted using a rate that represents our WACC.

- We maintain benefit plans for most of our employees, including, for certain employees, pension and other postretirement benefit plans. At December 31, 2012, in the aggregate, pension plan benefit obligations exceeded the fair value of pension plan assets, which will result in higher future pension plan expense. Other postretirement benefit plans have larger benefit obligations than plan assets, resulting in expense. Significant benefit plan assumptions, including the discount rate used, the long-term rate of return on plan assets and health care trend rates are periodically updated and impact the amount of benefit plan income, expense, assets and obligations. A sensitivity analysis of the impact of changes in these assumptions on the benefit obligations and expense (income) recorded, as well as on the funded status due to an increase or a decrease in the actual versus expected return on plan assets as of December 31, 2012 and for the year then ended pertaining to Verizon's pension and postretirement benefit plans is provided in the table below.

(dollars in millions)	Percentage point change	Increase (decrease) at December 31, 2012*
Pension plans discount rate	+0.50	$ (1,350)
	-0.50	1,504
Rate of return on pension plan assets	+1.00	(239)
	-1.00	239
Postretirement plans discount rate	+0.50	(1,678)
	-0.50	1,886
Rate of return on postretirement plan assets	+1.00	(24)
	-1.00	24
Health care trend rates	+1.00	3,251
	-1.00	(2,669)

* In determining its pension and other postretirement obligation, the Company used a weighted-average discount rate of 4.20%. The rate was selected to approximate the composite interest rates available on a selection of high-quality bonds available in the market at December 31, 2012. The bonds selected had maturities that coincided with the time periods during which benefits payments are expected to occur, were non-callable and available in sufficient quantities to ensure marketability (at least $0.3 billion par outstanding).

- Our current and deferred income taxes, and associated valuation allowances, are impacted by events and transactions arising in the normal course of business as well as in connection with the adoption of new accounting standards, changes in tax laws and rates, acquisitions and dispositions of businesses and non-recurring items. As a global commercial enterprise, our income tax rate and the classification of income taxes can be affected by many factors, including estimates of the timing and realization of deferred income tax assets and the timing and amount of income tax payments. We account for tax benefits taken or expected to be taken in our tax returns in accordance with the accounting standard relating to the uncertainty in income taxes, which requires the use of a two-step approach for recognizing and measuring tax benefits taken or expected to be taken in a tax return. We review and adjust our liability for unrecognized tax benefits based on our best judgment given the facts, circumstances, and information available at each reporting date. To the extent that the final outcome of these tax positions is different than the amounts recorded, such differences may impact income tax expense and actual tax payments. We recognize any interest and penalties accrued related to unrecognized tax benefits in income tax expense. Actual tax payments may materially differ from estimated liabilities as a result of changes in tax laws as well as unanticipated transactions impacting related income tax balances.

- Our Plant, property and equipment balance represents a significant component of our consolidated assets. We record plant, property and equipment at cost. We depreciate plant, property and equipment on a straight-line basis over the estimated useful life of the assets. We expect that a one-year increase in estimated useful lives of our plant, property and equipment would result in a decrease to our 2012 depreciation expense of $1.5 billion and that a one-year decrease would result in an increase of approximately $1.8 billion in our 2012 depreciation expense.

Recent Accounting Standards

In July 2012, the accounting standard update regarding testing of intangible assets for impairment was issued. This standard update allows companies the option to perform a qualitative assessment to determine whether it is more likely than not that an indefinite-lived intangible asset is impaired. An entity is not required to calculate the fair value of an indefinite-lived intangible asset and perform the quantitative impairment test unless the entity determines that it is more likely than not the asset is impaired. We will adopt this standard update during the first quarter of 2013. The adoption of this standard update is not expected to have a significant impact on our consolidated financial statements.

In February 2013, the accounting standard update regarding reclassifications out of accumulated other comprehensive income was issued. This standard update requires companies to report the effect of significant reclassifications out of accumulated other comprehensive income on the respective line items in our consolidated statements of income if the amount being reclassified is required under U.S. GAAP to be reclassified in its entirety to net income. For other amounts that are not required under U.S. GAAP to be reclassified in their entirety to net income in the same reporting period, an entity is required to cross-reference other disclosures required under U.S. GAAP that provide additional detail about those amounts. We will adopt this standard in the first quarter of 2013. The adoption of this standard update is not expected to have a significant impact on our consolidated financial statements.

ACQUISITIONS AND DIVESTITURES

Spectrum Licenses

During the third quarter of 2012, after receiving the required regulatory approvals, Verizon Wireless completed the following previously announced transactions in which we acquired wireless spectrum that will be used to deploy additional fourth-generation (4G) Long Term Evolution (LTE) capacity:

- Verizon Wireless acquired AWS spectrum in separate transactions with SpectrumCo and Cox TMI Wireless, LLC for which it paid an aggregate of $3.9 billion at the time of the closings. Verizon Wireless has also recorded a liability of $0.4 billion related to a three-year service obligation to SpectrumCo's members pursuant to commercial agreements executed concurrently with the SpectrumCo transaction.
- Verizon Wireless completed license purchase and exchange transactions with Leap Wireless, Savary Island Wireless, which is majority owned by Leap Wireless, and a subsidiary of T-Mobile. As a result of these transactions, Verizon Wireless received an aggregate $2.6 billion of AWS and PCS licenses at fair value and net cash proceeds of $0.2 billion, transferred certain AWS licenses to T-Mobile and a 700 megahertz (MHz) lower A block license to Leap Wireless, and recorded an immaterial gain.

HUGHES Telematics, Inc.

On June 1, 2012, we agreed to acquire HUGHES Telematics for approximately $12 per share in cash for a total acquisition price of $0.6 billion and we completed the acquisition on July 26, 2012. As a result of the transaction, HUGHES Telematics became a wholly-owned subsidiary of Verizon. The consolidated financial statements include the results of HUGHES Telematics' operations from the date the acquisition closed. Upon closing, we recorded approximately $0.6 billion of goodwill, $0.1 billion of other intangibles, and assumed the debt obligations of HUGHES Telematics, which were approximately $0.1 billion as of the date of acquisition, and which were repaid by Verizon. Had this acquisition been completed on January 1, 2012 or 2011, the results of the acquired operations of HUGHES Telematics would not have had a significant impact on the consolidated net income attributable to Verizon. The acquisition has accelerated our ability to bring more telematics offerings to market for existing and new HUGHES Telematics and Verizon customers.

The acquisition of HUGHES Telematics was accounted for as a business combination under the acquisition method. The cost of the acquisition was allocated to the assets and liabilities acquired based on their fair values as of the close of the acquisition, with the excess amount being recorded as goodwill.

Terremark Worldwide, Inc.

During April 2011, we acquired Terremark for $19 per share in cash. Closing and other direct acquisition-related costs totaled approximately $13 million after-tax. The acquisition was completed via a "short-form" merger under Delaware law through which Terremark became a wholly owned subsidiary of Verizon. The acquisition enhanced Verizon's offerings to business and government customers globally.

Telephone Access Line Spin-off

On July 1, 2010, after receiving regulatory approval, we completed the spin-off of the shares of a newly formed subsidiary of Verizon (Spinco) to Verizon stockholders and the merger of Spinco with Frontier. Spinco held defined assets and liabilities that were used in Verizon's local exchange businesses and related activities in 14 states. The total value of the transaction to Verizon and its stockholders was approximately $8.6 billion.

Alltel Divestiture Markets

As a condition of the regulatory approvals to complete the acquisition of Alltel Corporation in January 2009, Verizon Wireless was required to divest overlapping properties in 105 operating markets in 24 states (Alltel Divestiture Markets). During the second quarter of 2010, AT&T Mobility acquired 79 of the 105 Alltel Divestiture Markets, including licenses and network assets, for approximately $2.4 billion in cash, and Atlantic Tele-Network, Inc. acquired the remaining 26 Alltel Divestiture Markets, including licenses and network assets, for $0.2 billion in cash.

See Note 2 to the consolidated financial statements for additional information relating to the above acquisitions and divestitures.

OTHER FACTORS THAT MAY AFFECT FUTURE RESULTS

Regulatory and Competitive Trends

Competition and Regulation

Technological, regulatory and market changes have provided Verizon both new opportunities and challenges. These changes have allowed Verizon to offer new types of services in an increasingly competitive market. At the same time, they have allowed other service providers to broaden the scope of their own competitive offerings. Current and potential competitors for network services include other telephone companies, cable companies, wireless service providers, foreign telecommunications providers, satellite providers, electric utilities, Internet service providers, providers of VoIP services, and other companies that offer network services using a variety of technologies. Many of these companies have a strong market presence, brand recognition and existing customer relationships, all of which contribute to intensifying competition and may affect our future revenue growth. Many of our competitors also remain subject to fewer regulatory constraints than us.

We are unable to predict definitively the impact that the ongoing changes in the telecommunications industry will ultimately have on our business, results of operations or financial condition. The financial impact will depend on several factors, including the timing, extent and success of competition in our markets, the timing and outcome of various regulatory proceedings and any appeals, and the timing, extent and success of our pursuit of new opportunities.

FCC Regulation

The FCC has jurisdiction over our interstate telecommunications services and other matters under the Communications Act of 1934, as amended (Communications Act). The Communications Act generally provides that we may not charge unjust or unreasonable rates, or engage in unreasonable discrimination when we are providing services as a common carrier, and regulates some of the rates, terms and conditions under which we provide certain services. The FCC also has adopted regulations governing various aspects of our business including: (i) use and disclosure of customer proprietary network information; (ii) telemarketing; (iii) assignment of telephone numbers to customers; (iv) provision to law enforcement agencies of the capability to obtain call-identifying information and call content information from calls pursuant to lawful process; (v) accessibility of services and equipment to individuals with disabilities; (vi) interconnection with the networks of other carriers; and (vii) customers' ability to keep (or "port") their telephone numbers when switching to another carrier. In addition, we pay various fees to support other FCC programs, such as the universal service program discussed below. Changes to these mandates, or the adoption of additional mandates, could require us to make changes to our operations or otherwise increase our costs of compliance.

Broadband

The FCC previously adopted a series of orders that impose lesser regulatory requirements on broadband services and facilities than apply to narrowband or traditional telephone services. With respect to wireline facilities, the FCC determined that certain unbundling requirements that apply to narrowband facilities of local exchange carriers do not apply to broadband facilities such as fiber to the premise loops and packet switches. With respect to services, the FCC concluded that both wireline and wireless broadband Internet access services qualify as largely deregulated information services. Separately, certain of our wireline broadband services sold primarily to larger business customers were largely deregulated when our forbearance petition was granted. The latter relief has been upheld on appeal, but is subject to a continuing challenge before the FCC.

In December of 2010, the FCC adopted so-called "net neutrality" rules governing broadband Internet access services that it describes as intended to preserve the openness of the Internet. These rules, which took effect in November 2011 and are subject to a pending appeal, require providers of broadband Internet access to publicly disclose information relating to the performance and terms of its services. For "fixed" services, the rules prohibit blocking lawful content, applications, services or non-harmful devices. The rules also prohibit unreasonable discrimination in transmitting lawful traffic over a consumer's fixed broadband Internet access service. For "mobile" services, the rules prohibit blocking access to lawful websites or blocking applications that compete with the provider's voice or video telephony services. The restrictions are subject to "reasonable network management." The rules also establish a complaint process, and state that the FCC will continue to monitor developments to determine whether to impose further regulations.

Video

The FCC has a body of rules that apply to cable operators under Title VI of the Communications Act of 1934, and these rules also generally apply to telephone companies that provide cable services over their networks. In addition, the Act generally requires companies that provide cable service over a cable system to obtain a local cable franchise, and the FCC has adopted rules that interpret and implement this requirement.

Interstate Access Charges and Intercarrier Compensation

In 2011, the FCC issued a broad order changing the framework for the interstate and intrastate switched access per-minute rates that carriers charge each other for the exchange of voice traffic. The new rules will gradually reduce to zero the rates that Verizon pays to other carriers and the rates that Verizon charges other carriers. This order also established a per-minute intercarrier compensation rate applicable to the exchange of Voice over IP traffic regardless of whether such traffic is intrastate or interstate. This order is subject to certain pending reconsideration petitions and appeals.

The FCC's current rules for special access services provide for pricing flexibility and ultimately the removal of services from price regulation when prescribed competitive thresholds are met. More than half of special access revenues are now removed from price regulation. The FCC currently has a rulemaking proceeding underway to determine whether and how these rules should be modified.

Universal Service

The FCC has adopted a body of rules implementing the universal service provisions of the Telecommunications Act of 1996, including provisions to support rural and non-rural high-cost areas, low income subscribers, schools and libraries and rural health care. The FCC's rules require telecommunications companies including Verizon to pay into the Universal Service Fund (USF), which then makes distributions in support of the programs. Under the broad order issued by the FCC in 2011, the focus of the USF will be gradually shifted from support of voice services to support of broadband services. The FCC is also currently considering other changes to the rules governing contributions to the fund. Any change in the current rules could result in a change in the contribution that Verizon and others must make and that would have to be collected from customers, or in the amounts that these providers receive from the USF.

Unbundling of Network Elements

Under Section 251 of the Telecommunications Act of 1996, incumbent local exchange carriers are required to provide competing carriers with access to components of their network on an unbundled basis, known as UNEs, where certain statutory standards are satisfied. The FCC has adopted rules defining the network elements that must be made available, including criteria for determining whether high-capacity loops, transport or dark fiber transport must be unbundled in individual wire centers. The Telecommunications Act of 1996 also adopted a cost-based pricing standard for these UNEs, which the FCC interpreted as allowing it to impose a pricing standard known as "total element long run incremental cost" or "TELRIC."

Wireless Services
The FCC regulates the licensing, construction, operation, acquisition and transfer of wireless communications systems, including the systems that Verizon Wireless operates, pursuant to the Communications Act, other legislation, and the FCC's rules. The FCC and Congress continuously consider changes to these laws and rules. Adoption of new laws or rules may raise the cost of providing service or require modification of Verizon Wireless' business plans or operations.

To use the radio frequency spectrum, wireless communications systems must be licensed by the FCC to operate the wireless network and mobile devices in assigned spectrum segments. Verizon Wireless holds FCC licenses to operate in several different radio services, including the cellular radiotelephone service, personal communications service, wireless communications service, and point-to-point radio service. The technical and service rules, the specific radio frequencies and amounts of spectrum Verizon Wireless holds, and the sizes of the geographic areas it is authorized to operate in, vary for each of these services. However, all of the licenses Verizon Wireless holds allow it to use spectrum to provide a wide range of mobile and fixed communications services, including both voice and data services, and Verizon Wireless operates a seamless network that utilizes those licenses to provide services to customers. Because the FCC issues licenses for only a fixed time, generally 10 years, Verizon Wireless must periodically seek renewal of those licenses. Although the FCC has routinely renewed all of Verizon Wireless' licenses that have come up for renewal to date, challenges could be brought against the licenses in the future. If a wireless license were revoked or not renewed upon expiration, Verizon Wireless would not be permitted to provide services on the licensed spectrum in the area covered by that license.

The FCC has also imposed specific mandates on carriers that operate wireless communications systems, which increase Verizon Wireless' costs. These mandates include requirements that Verizon Wireless: (i) meet specific construction and geographic coverage requirements during the license term; (ii) meet technical operating standards that, among other things, limit the radio frequency radiation from mobile devices and antennas; (iii) deploy "Enhanced 911" wireless services that provide the wireless caller's number, location and other information to a state or local public safety agency that handles 911 calls; (iv) provide roaming services to other wireless service providers; and (v) comply with regulations for the construction of transmitters and towers that, among other things, restrict siting of towers in environmentally sensitive locations and in places where the towers would affect a site listed or eligible for listing on the National Register of Historic Places. Changes to these mandates could require Verizon Wireless to make changes to operations or increase its costs of compliance. In its November 4, 2008 order approving Verizon Wireless' acquisition of Alltel, the FCC adopted conditions that impose additional requirements on Verizon Wireless in its provision of Enhanced 911 services and roaming services. Subsequently, in its August 23, 2012 order approving Verizon Wireless' acquisition of various spectrum licenses from several cable companies and wireless carriers, the FCC adopted conditions obligating Verizon Wireless to meet specified buildout milestones for the acquired spectrum and to offer data roaming arrangements.

The Communications Act imposes restrictions on foreign ownership of U.S. wireless systems. The FCC has approved the interest that Vodafone Group Plc holds, through various of its subsidiaries, in Verizon Wireless. The FCC may need to approve any increase in Vodafone's interest or the acquisition of an ownership interest by other foreign entities. In addition, as part of the FCC's approval of Vodafone's ownership interest, Verizon Wireless, Verizon and Vodafone entered into an agreement with the U.S. Department of Defense, Department of Justice and Federal Bureau of Investigation which imposes national security and law enforcement-related obligations on the ways in which Verizon Wireless stores information and otherwise conducts its business.

Verizon Wireless anticipates that it will need additional spectrum to meet future demand. It can meet spectrum needs by purchasing licenses or leasing spectrum from other licensees, or by acquiring new spectrum licenses from the FCC. Under the Communications Act, before Verizon Wireless can acquire a license from another licensee in order to expand its coverage or its spectrum capacity in a particular area, it must file an application with the FCC, and the FCC can grant the application only after a period for public notice and comment. This review process can delay acquisition of spectrum needed to expand services, and can result in conditions on the purchaser that can impact its costs and business plans. The Communications Act also requires the FCC to award new licenses for most commercial wireless services through a competitive bidding process in which spectrum is awarded to bidders in an auction. Verizon Wireless has participated in spectrum auctions to acquire licenses for radio spectrum in various bands. Most recently, Verizon Wireless participated in the FCC's auction of spectrum in the 700 MHz band, and was the high bidder on 109 licenses in the 700 MHz band. The FCC granted all of those licenses to Verizon Wireless on November 26, 2008.

The FCC also adopted service rules that will impose costs on licensees that acquire the 700 MHz band spectrum either through auction or by purchasing such spectrum from other companies. These rules include minimum coverage mandates by specific dates during the license terms, and, for approximately one-third of the spectrum, known as the "C Block," "open access" requirements, which generally require licensees of that spectrum to allow customers to use devices and applications of their choice on the LTE network we are deploying on that spectrum, including those obtained from sources other than us or our distributors or dealers, subject to certain technical limitations established by us. Verizon Wireless holds the C Block 700 MHz licenses covering the entire United States. In adopting its "net neutrality" rules discussed above, the FCC stated that the new rules operate independently from the "open access" requirements that continue to apply to the C Block licensees.

The FCC is also conducting several proceedings to explore making additional spectrum available for licensed and/or unlicensed use or restricting spectrum holdings. Most recently, on September 28, 2012, pursuant to legislation that Congress enacted in February 2012, the FCC began a proceeding to consider making available certain spectrum currently used for television broadcast operations. On that day it also began a proceeding to consider whether to limit the aggregate amount of spectrum any one licensee could acquire or otherwise regulate licensees' spectrum holdings.

State Regulation and Local Approvals
Telephone Operations
State public utility commissions regulate our telephone operations with respect to certain telecommunications intrastate matters. Our competitive local exchange carrier and long distance operations are lightly regulated the same as other similarly situated carriers. Our incumbent local exchange operations (California, Connecticut, Delaware, the District of Columbia, Florida, Maryland, Massachusetts, New Jersey, New York, North Carolina, Pennsylvania, Rhode Island, Texas and Virginia) are subject to various levels of pricing flexibility, deregulation, detariffing, and service quality standards. None of the states are subject to earnings regulation.

Video
Companies that provide cable service over a cable system are typically subject to state and/or local cable television rules and regulations. As noted above, cable operators generally must obtain a local cable franchise from each local unit of government prior to providing cable service in that local area. Some states have enacted legislation that enables cable operators to apply for, and obtain, a single cable franchise at the state, rather than local, level. To date, Verizon has applied for and received state-issued franchises in California, Florida, New Jersey, Texas and the unincorporated areas of Delaware. We also have obtained authorization from the state commission in Rhode Island to provide cable service in certain areas in that state, have obtained required state commission approvals for our local franchises in New York, and will need to obtain additional state commission approvals in these states to provide cable service in additional areas. Virginia law provides us the option of entering a given franchise area using state standards if local franchise negotiations are unsuccessful.

Wireless Services
The rapid growth of the wireless industry has led to efforts by some state legislatures and state public utility commissions to regulate the industry in ways that may impose additional costs on Verizon Wireless. The Communications Act generally preempts regulation by state and local governments of the entry of, or the rates charged by, wireless carriers, but does not prohibit states from regulating the other "terms and conditions" of wireless service. While numerous state commissions do not currently have jurisdiction over wireless services, state legislatures may decide to grant them such jurisdiction, and those commissions that already have authority to impose regulations on wireless carriers may adopt new rules.

State efforts to regulate wireless services have included proposals to regulate customer billing, termination of service, trial periods for service, advertising, the use of handsets while driving, reporting requirements for system outages and the availability of broadband wireless services. Wireless tower and antenna facilities are also subject to state and local zoning and land use regulation, and securing approvals for new or modified tower or antenna sites is often a lengthy and expensive process.

Verizon Wireless (as well as AT&T and Sprint-Nextel) is a party to an Assurance of Voluntary Compliance (AVC) with 33 State Attorneys General. The AVC, which generally reflected Verizon Wireless' practices at the time it was entered into in July 2004, obligates the company to disclose certain rates and terms during a sales transaction, to provide maps depicting coverage, and to comply with various requirements regarding advertising, billing, and other practices.

Environmental Matters

During 2003, under a government-approved plan, remediation commenced at the site of a former Sylvania facility in Hicksville, New York that processed nuclear fuel rods in the 1950s and 1960s. Remediation beyond original expectations proved to be necessary and a reassessment of the anticipated remediation costs was conducted. A reassessment of costs related to remediation efforts at several other former facilities was also undertaken. In September 2005, the Army Corps of Engineers (ACE) accepted the Hicksville site into the Formerly Utilized Sites Remedial Action Program. This may result in the ACE performing some or all of the remediation effort for the Hicksville site with a corresponding decrease in costs to Verizon. To the extent that the ACE assumes responsibility for remedial work at the Hicksville site, an adjustment to a reserve previously established for the remediation may be made. Adjustments to the reserve may also be made based upon actual conditions discovered during the remediation at this or any other site requiring remediation.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

In this report we have made forward-looking statements. These statements are based on our estimates and assumptions and are subject to risks and uncertainties. Forward-looking statements include the information concerning our possible or assumed future results of operations. Forward-looking statements also include those preceded or followed by the words "anticipates," "believes," "estimates," "hopes" or similar expressions. For those statements, we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

The following important factors, along with those discussed elsewhere in this report could affect future results and could cause those results to differ materially from those expressed in the forward-looking statements:

- adverse conditions in the U.S. and international economies;
- competition in our markets;
- material changes in available technology or technology substitution;
- disruption of our key suppliers' provisioning of products or services;
- changes in the regulatory environments in which we operate, including any increase in restrictions on our ability to operate our networks;
- breaches of network or information technology security, natural disasters, terrorist attacks or significant litigation and any resulting financial impact not covered by insurance;
- an adverse change in the ratings afforded our debt securities by nationally accredited ratings organizations or adverse conditions in the credit markets impacting the cost, including interest rates, and/or availability of financing;
- changes in our accounting assumptions that regulatory agencies, including the SEC, may require or that result from changes in the accounting rules or their application, which could result in an impact on earnings;
- material adverse changes in labor matters, including labor negotiations, and any resulting financial and/or operational impact;
- significant increases in benefit plan costs or lower investments returns on plan assets; and
- the inability to implement our business strategies.

REPORT OF MANAGEMENT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

We, the management of Verizon Communications Inc., are responsible for establishing and maintaining adequate internal control over financial reporting of the company. Management has evaluated internal control over financial reporting of the company using the criteria for effective internal control established in Internal Control–Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Management has assessed the effectiveness of the company's internal control over financial reporting as of December 31, 2012. Based on this assessment, we believe that the internal control over financial reporting of the company is effective as of December 31, 2012. In connection with this assessment, there were no material weaknesses in the company's internal control over financial reporting identified by management.

The company's financial statements included in this Annual Report have been audited by Ernst & Young LLP, independent registered public accounting firm. Ernst & Young LLP has also provided an attestation report on the company's internal control over financial reporting.



Lowell C. McAdam
Chairman and Chief Executive Officer



Francis J. Shammo
Executive Vice President and Chief Financial Officer



Robert J. Barish
Senior Vice President and Controller

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL OVER FINANCIAL REPORTING

To The Board of Directors and Shareowners of Verizon Communications Inc.:

We have audited Verizon Communications Inc. and subsidiaries' (Verizon) internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control–Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Verizon's management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Report of Management on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Verizon maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Verizon as of December 31, 2012 and 2011, and the related consolidated statements of income, comprehensive income, cash flows and changes in equity for each of the three years in the period ended December 31, 2012 of Verizon and our report dated February 26, 2013 expressed an unqualified opinion thereon.



Ernst & Young LLP
New York, New York

February 26, 2013

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON FINANCIAL STATEMENTS

To The Board of Directors and Shareowners of Verizon Communications Inc.:

We have audited the accompanying consolidated balance sheets of Verizon Communications Inc. and subsidiaries (Verizon) as of December 31, 2012 and 2011, and the related consolidated statements of income, comprehensive income, cash flows and changes in equity for each of the three years in the period ended December 31, 2012. These financial statements are the responsibility of Verizon's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Verizon at December 31, 2012 and 2011, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2012, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Verizon's internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control–Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 26, 2013 expressed an unqualified opinion thereon.



Ernst & Young LLP
New York, New York

February 26, 2013

CONSOLIDATED STATEMENTS OF INCOME

(dollars in millions, except per share amounts)

Years Ended December 31,	2012	2011	2010
Operating Revenues	**$ 115,846**	$ 110,875	$ 106,565
Operating Expenses			
Cost of services and sales (exclusive of items shown below)	**46,275**	45,875	44,149
Selling, general and administrative expense	**39,951**	35,624	31,366
Depreciation and amortization expense	**16,460**	16,496	16,405
Total Operating Expenses	**102,686**	97,995	91,920
Operating Income	**13,160**	12,880	14,645
Equity in earnings of unconsolidated businesses	**324**	444	508
Other income and (expense), net	**(1,016)**	(14)	54
Interest expense	**(2,571)**	(2,827)	(2,523)
Income Before (Provision) Benefit For Income Taxes	**9,897**	10,483	12,684
(Provision) Benefit for income taxes	**660**	(285)	(2,467)
Net Income	**$ 10,557**	$ 10,198	$ 10,217
Net income attributable to noncontrolling interest	**$ 9,682**	$ 7,794	$ 7,668
Net income attributable to Verizon	**875**	2,404	2,549
Net Income	**$ 10,557**	$ 10,198	$ 10,217
Basic Earnings Per Common Share			
Net income attributable to Verizon	**$ .31**	$ .85	$ .90
Weighted-average shares outstanding (in millions)	**2,853**	2,833	2,830
Diluted Earnings Per Common Share			
Net income attributable to Verizon	**$ .31**	$ .85	$ .90
Weighted-average shares outstanding (in millions)	**2,862**	2,839	2,833

See Notes to Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(dollars in millions)

Years Ended December 31,	2012	2011	2010
Net Income	**$ 10,557**	$ 10,198	$ 10,217
Other Comprehensive Income, net of taxes			
Foreign currency translation adjustments	**69**	(119)	(171)
Unrealized gain (loss) on cash flow hedges	**(68)**	30	89
Unrealized gain (loss) on marketable securities	**29**	(7)	29
Defined benefit pension and postretirement plans	**936**	316	2,451
Other comprehensive income attributable to Verizon	**966**	220	2,398
Other comprehensive income (loss) attributable to noncontrolling interest	**10**	1	(35)
Total Comprehensive Income	**$ 11,533**	$ 10,419	$ 12,580
Comprehensive income attributable to noncontrolling interest	**9,692**	7,795	7,633
Comprehensive income attributable to Verizon	**1,841**	2,624	4,947
Total Comprehensive Income	**$ 11,533**	$ 10,419	$ 12,580

See Notes to Consolidated Financial Statements

CONSOLIDATED BALANCE SHEETS

At December 31,	2012	2011
	(dollars in millions, except per share amounts)	
Assets		
Current assets		
Cash and cash equivalents	**$ 3,093**	$ 13,362
Short-term investments	**470**	592
Accounts receivable, net of allowances of $641 and $802	**12,576**	11,776
Inventories	**1,075**	940
Prepaid expenses and other	**4,021**	4,269
Total current assets	**21,235**	30,939
Plant, property and equipment	**209,575**	215,626
Less accumulated depreciation	**120,933**	127,192
	88,642	88,434
Investments in unconsolidated businesses	**3,401**	3,448
Wireless licenses	**77,744**	73,250
Goodwill	**24,139**	23,357
Other intangible assets, net	**5,933**	5,878
Other assets	**4,128**	5,155
Total assets	**$ 225,222**	$ 230,461
Liabilities and Equity		
Current liabilities		
Debt maturing within one year	**$ 4,369**	$ 4,849
Accounts payable and accrued liabilities	**16,182**	14,689
Other	**6,405**	11,223
Total current liabilities	**26,956**	30,761
Long-term debt	**47,618**	50,303
Employee benefit obligations	**34,346**	32,957
Deferred income taxes	**24,677**	25,060
Other liabilities	**6,092**	5,472
Equity		
Series preferred stock ($.10 par value; none issued)	**–**	–
Common stock ($.10 par value; 2,967,610,119 shares issued in both periods)	**297**	297
Contributed capital	**37,990**	37,919
Reinvested earnings (Accumulated deficit)	**(3,734)**	1,179
Accumulated other comprehensive income	**2,235**	1,269
Common stock in treasury, at cost	**(4,071)**	(5,002)
Deferred compensation – employee stock ownership plans and other	**440**	308
Noncontrolling interest	**52,376**	49,938
Total equity	**85,533**	85,908
Total liabilities and equity	**$ 225,222**	$ 230,461

See Notes to Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF CASH FLOWS

(dollars in millions)

Years Ended December 31,	**2012**	2011	2010
Cash Flows from Operating Activities			
Net Income	**$ 10,557**	$ 10,198	$ 10,217
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization expense	**16,460**	16,496	16,405
Employee retirement benefits	**8,198**	7,426	3,988
Deferred income taxes	**(952)**	(223)	3,233
Provision for uncollectible accounts	**972**	1,026	1,246
Equity in earnings of unconsolidated businesses, net of dividends received	**77**	36	2
Changes in current assets and liabilities, net of effects from acquisition/disposition of businesses			
Accounts receivable	**(1,717)**	(966)	(859)
Inventories	**(136)**	208	299
Other assets	**306**	86	(313)
Accounts payable and accrued liabilities	**1,144**	(1,607)	1,075
Other, net	**(3,423)**	(2,900)	(1,930)
Net cash provided by operating activities	**31,486**	29,780	33,363
Cash Flows from Investing Activities			
Capital expenditures (including capitalized software)	**(16,175)**	(16,244)	(16,458)
Acquisitions of investments and businesses, net of cash acquired	**(913)**	(1,797)	(652)
Acquisitions of wireless licenses, net	**(3,935)**	(221)	(786)
Proceeds from dispositions	**–**	–	2,594
Net change in short-term investments	**27**	35	(3)
Other, net	**494**	977	251
Net cash used in investing activities	**(20,502)**	(17,250)	(15,054)
Cash Flows from Financing Activities			
Proceeds from long-term borrowings	**4,489**	11,060	–
Repayments of long-term borrowings and capital lease obligations	**(6,403)**	(11,805)	(8,136)
Increase (decrease) in short-term obligations, excluding current maturities	**(1,437)**	1,928	(1,097)
Dividends paid	**(5,230)**	(5,555)	(5,412)
Proceeds from sale of common stock	**315**	241	–
Proceeds from access line spin-off	**–**	–	3,083
Special distribution to noncontrolling interest	**(8,325)**	–	–
Other, net	**(4,662)**	(1,705)	(2,088)
Net cash used in financing activities	**(21,253)**	(5,836)	(13,650)
Increase (decrease) in cash and cash equivalents	**(10,269)**	6,694	4,659
Cash and cash equivalents, beginning of period	**13,362**	6,668	2,009
Cash and cash equivalents, end of period	**$ 3,093**	$ 13,362	$ 6,668

See Notes to Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(dollars in millions, except per share amounts, and shares in thousands)

Years Ended December 31,	**2012**		2011		2010	
	Shares	**Amount**	Shares	Amount	Shares	Amount
Common Stock						
Balance at beginning of year	**2,967,610**	**$ 297**	2,967,610	$ 297	2,967,610	$ 297
Balance at end of year	**2,967,610**	**297**	2,967,610	297	2,967,610	297
Contributed Capital						
Balance at beginning of year		**37,919**		37,922		40,108
Telephone access line spin-off (Note 2)		**–**		–		(2,184)
Other		**71**		(3)		(2)
Balance at end of year		**37,990**		37,919		37,922
Reinvested Earnings (Accumulated Deficit)						
Balance at beginning of year		**1,179**		4,368		7,260
Net income attributable to Verizon		**875**		2,404		2,549
Dividends declared ($2.03, $1.975, $1.925) per share		**(5,788)**		(5,593)		(5,441)
Balance at end of year		**(3,734)**		1,179		4,368
Accumulated Other Comprehensive Income (Loss)						
Balance at beginning of year attributable to Verizon		**1,269**		1,049		(1,372)
Telephone access line spin-off (Note 2)		**–**		–		23
Adjusted balance at beginning of year		**1,269**		1,049		(1,349)
Foreign currency translation adjustments		**69**		(119)		(171)
Unrealized gains (losses) on cash flow hedges		**(68)**		30		89
Unrealized gains (losses) on marketable securities		**29**		(7)		29
Defined benefit pension and postretirement plans		**936**		316		2,451
Other comprehensive income		**966**		220		2,398
Balance at end of year attributable to Verizon		**2,235**		1,269		1,049
Treasury Stock						
Balance at beginning of year	**(133,594)**	**(5,002)**	(140,587)	(5,267)	(131,942)	(5,000)
Employee plans (Note 15)	**11,434**	**433**	6,982	265	347	13
Shareowner plans (Note 15)	**13,119**	**498**	11	–	8	–
Other (Note 9)	**–**	**–**	–	–	(9,000)	(280)
Balance at end of year	**(109,041)**	**(4,071)**	(133,594)	(5,002)	(140,587)	(5,267)
Deferred Compensation-ESOPs and Other						
Balance at beginning of year		**308**		200		89
Restricted stock equity grant		**196**		146		97
Amortization		**(64)**		(38)		14
Balance at end of year		**440**		308		200
Noncontrolling Interest						
Balance at beginning of year		**49,938**		48,343		42,761
Net income attributable to noncontrolling interest		**9,682**		7,794		7,668
Other comprehensive income (loss)		**10**		1		(35)
Total comprehensive income		**9,692**		7,795		7,633
Distributions and other		**(7,254)**		(6,200)		(2,051)
Balance at end of year		**52,376**		49,938		48,343
Total Equity		**$ 85,533**		$ 85,908		$ 86,912

See Notes to Consolidated Financial Statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1

DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business

Verizon Communications Inc. (Verizon or the Company) is a holding company, which acting through its subsidiaries is one of the world's leading providers of communications, information and entertainment products and services to consumers, businesses and governmental agencies with a presence in over 150 countries around the world. We have two reportable segments, Verizon Wireless and Wireline. For further information concerning our business segments, see Note 13.

Verizon Wireless provides wireless communications services across one of the most extensive wireless networks in the United States (U.S.) and has the largest third-generation (3G) and fourth-generation (4G) Long-Term Evolution technology (LTE) networks of any U.S. wireless service provider.

The Wireline segment provides communications products and services including local exchange and long distance voice service, broadband video and data, IP network services, network access and other services to consumers, small businesses and carriers in the United States, as well as to businesses and government customers both in the United States and in over 150 other countries around the world.

Consolidation

The method of accounting applied to investments, whether consolidated, equity or cost, involves an evaluation of all significant terms of the investments that explicitly grant or suggest evidence of control or influence over the operations of the investee. The consolidated financial statements include our controlled subsidiaries. For controlled subsidiaries that are not wholly owned, the noncontrolling interest is included in Net income and Total equity. Investments in businesses which we do not control, but have the ability to exercise significant influence over operating and financial policies, are accounted for using the equity method. Investments in which we do not have the ability to exercise significant influence over operating and financial policies are accounted for under the cost method. Equity and cost method investments are included in Investments in unconsolidated businesses in our consolidated balance sheets. Certain of our cost method investments are classified as available-for-sale securities and adjusted to fair value pursuant to the accounting standard related to debt and equity securities. All significant intercompany accounts and transactions have been eliminated.

Basis of Presentation

We have reclassified certain prior year amounts to conform to the current year presentation.

Corporate, eliminations and other during the periods presented include a non-cash adjustment of $0.2 billion in 2010, primarily to adjust wireless service revenues. This adjustment was recorded to properly defer previously recognized wireless service revenues that were earned and recognized in future periods. The adjustment was recorded during 2010, which reduced Net income attributable to Verizon by approximately $0.1 billion.

Use of Estimates

We prepare our financial statements using U.S. generally accepted accounting principles (GAAP), which require management to make estimates and assumptions that affect reported amounts and disclosures. Actual results could differ from those estimates.

Examples of significant estimates include: the allowance for doubtful accounts, the recoverability of plant, property and equipment, the recoverability of intangible assets and other long-lived assets, unbilled revenues, fair values of financial instruments, unrecognized tax benefits, valuation allowances on tax assets, accrued expenses, pension and postretirement benefit assumptions, contingencies and allocation of purchase prices in connection with business combinations.

Revenue Recognition

Multiple Deliverable Arrangements

In both our Verizon Wireless and Wireline segments, we offer products and services to our customers through bundled arrangements. These arrangements involve multiple deliverables which may include products, services, or a combination of products and services.

On January 1, 2011, we prospectively adopted the accounting standard updates regarding revenue recognition for multiple deliverable arrangements, and arrangements that include software elements. These updates require us to allocate revenue in an arrangement using its best estimate of selling price if neither vendor specific objective evidence (VSOE) nor third party evidence (TPE) of selling price exists.

Verizon Wireless

Our Verizon Wireless segment earns revenue primarily by providing access to and usage of its network. In general, access revenue is billed one month in advance and recognized when earned. Usage revenue is generally billed in arrears and recognized when service is rendered. Equipment sales revenue associated with the sale of wireless handsets and accessories is recognized when the products are delivered to and accepted by the customer, as this is considered to be a separate earnings process from providing wireless services. For agreements involving the resale of third-party services in which we are considered the primary obligor in the arrangements, we record the revenue gross at the time of the sale. For equipment sales, we currently subsidize the cost of wireless devices. The amount of this subsidy is generally contingent on the arrangement and terms selected by the customer. The equipment revenue is recognized up to the amount collected when the wireless device is sold.

Wireline

Our Wireline segment earns revenue based upon usage of its network and facilities and contract fees. In general, fixed monthly fees for voice, video, data and certain other services are billed one month in advance and recognized when earned. Revenue from services that are not fixed in amount and are based on usage is generally billed in arrears and recognized when service is rendered.

We sell each of the services offered in bundled arrangements (i.e., voice, video and data), as well as separately; therefore each product or service has a standalone selling price. For these arrangements revenue is allocated to each deliverable using a relative selling price method. Under this method, arrangement consideration is allocated to each separate deliverable based on our standalone selling price for each product or service. These services include FiOS services, individually or in bundles, and High Speed Internet.

When we bundle equipment with maintenance and monitoring services, we recognize equipment revenue when the equipment is installed in accordance with contractual specifications and ready for the customer's use. The maintenance and monitoring services are recognized monthly over the term of the contract as we provide the services.

Installation related fees, along with the associated costs up to but not exceeding these fees, are deferred and amortized over the estimated customer relationship period.

For each of our segments we report taxes imposed by governmental authorities on revenue-producing transactions between us and our customers on a net basis.

Maintenance and Repairs

We charge the cost of maintenance and repairs, including the cost of replacing minor items not constituting substantial betterments, principally to Cost of services and sales as these costs are incurred.

Advertising Costs

Costs for advertising products and services as well as other promotional and sponsorship costs are charged to Selling, general and administrative expense in the periods in which they are incurred (see Note 15).

Earnings Per Common Share

Basic earnings per common share are based on the weighted-average number of shares outstanding during the period. Where appropriate, diluted earnings per common share include the dilutive effect of shares issuable under our stock-based compensation plans.

There were a total of approximately 9 million, 6 million and 3 million stock options and restricted stock units outstanding included in the computation of diluted earnings per common share for the years ended December 31, 2012, 2011 and 2010, respectively. Outstanding options to purchase shares that were not included in the computation of diluted earnings per common share, because to do so would have been anti-dilutive for the period, were not significant for the year ended December 31, 2012 and included approximately 19 million and 73 million weighted-average shares for the years ended December 31, 2011 and 2010, respectively.

We are authorized to issue up to 4.25 billion and 250 million shares of common stock and Series Preferred Stock, respectively.

Cash and Cash Equivalents

We consider all highly liquid investments with a maturity of 90 days or less when purchased to be cash equivalents. Cash equivalents are stated at cost, which approximates quoted market value and include amounts held in money market funds.

Marketable Securities

We have investments in marketable securities, which are considered "available-for-sale" under the provisions of the accounting standard for certain debt and equity securities, and are included in the accompanying consolidated balance sheets in Short-term investments, Investments in unconsolidated businesses or Other assets. We continually evaluate our investments in marketable securities for impairment due to declines in market value considered to be other-than-temporary. That evaluation includes, in addition to persistent, declining stock prices, general economic and company-specific evaluations. In the event of a determination that a decline in market value is other-than-temporary, a charge to earnings is recorded for the loss, and a new cost basis in the investment is established.

Inventories

Inventory consists of wireless and wireline equipment held for sale, which is carried at the lower of cost (determined principally on either an average cost or first-in, first-out basis) or market.

Plant and Depreciation

We record plant, property and equipment at cost. Plant, property and equipment of wireline and wireless operations are generally depreciated on a straight-line basis.

Leasehold improvements are amortized over the shorter of the estimated life of the improvement or the remaining term of the related lease, calculated from the time the asset was placed in service.

When the depreciable assets of our wireline and wireless operations are retired or otherwise disposed of, the related cost and accumulated depreciation are deducted from the plant accounts, and any gains or losses on disposition are recognized in income.

We capitalize and depreciate network software purchased or developed along with related plant assets. We also capitalize interest associated with the acquisition or construction of network-related assets. Capitalized interest is reported as a reduction in interest expense and depreciated as part of the cost of the network-related assets.

In connection with our ongoing review of the estimated remaining average useful lives of plant, property and equipment at our local telephone operations, we determined that there were no changes necessary for average useful lives for 2012, 2011, and 2010. In connection with our ongoing review of the estimated remaining average useful lives of plant, property and equipment at our wireless operations, we determined that changes were necessary to the remaining estimated useful lives as a result of technology upgrades, enhancements, and planned retirements. These changes resulted in increases in depreciation expense of $0.4 billion and $0.3 billion in 2011 and 2010, respectively. While the timing and extent of current deployment plans are subject to ongoing analysis and modification, we believe the current estimates of useful lives are reasonable.

Computer Software Costs

We capitalize the cost of internal-use network and non-network software that has a useful life in excess of one year. Subsequent additions, modifications or upgrades to internal-use network and non-network software are capitalized only to the extent that they allow the software to perform a task it previously did not perform. Planning, software maintenance and training costs are expensed in the period in which they are incurred. Also, we capitalize interest associated with the development of internal-use network and non-network software. Capitalized non-network internal-use software costs are amortized using the straight-line method over a period of 3 to 7 years and are included in Other intangible assets, net in our consolidated balance sheets. For a discussion of our impairment policy for capitalized software costs, see "Goodwill and Other Intangible Assets" below. Also, see Note 3 for additional detail of internal-use non-network software reflected in our consolidated balance sheets.

Goodwill and Other Intangible Assets

Goodwill

Goodwill is the excess of the acquisition cost of businesses over the fair value of the identifiable net assets acquired. Impairment testing for goodwill is performed annually in the fourth fiscal quarter. The Company has the option to perform a qualitative assessment to determine if the fair value of the entity is less than its carrying value. However, the Company may elect to perform an impairment test even if no indications of a potential impairment exist. The impairment test for goodwill uses a two-step approach, which is performed at the reporting unit level. We have determined that in our case, the reporting units are our operating segments since that is the lowest level at which discrete, reliable financial and cash flow information is available. Step one compares the fair value of the reporting unit (calculated using a market approach and/or a discounted cash flow method) to its carrying value. If the carrying value exceeds the fair value, there is a potential impairment and step two must be performed. Step two compares the carrying value of the reporting unit's goodwill to its implied fair value (i.e., fair value of reporting unit less the fair value of the unit's assets and liabilities, including identifiable intangible assets). If the implied fair value of goodwill is less than the carrying amount of goodwill, an impairment is recognized.

Intangible Assets Not Subject to Amortization

A significant portion of our intangible assets are wireless licenses that provide our wireless operations with the exclusive right to utilize designated radio frequency spectrum to provide wireless communication services. While licenses are issued for only a fixed time, generally ten years, such licenses are subject to renewal by the Federal Communications Commission (FCC). Renewals of licenses have occurred routinely and at nominal cost. Moreover, we have determined that there are currently no legal, regulatory, contractual, competitive, economic or other factors that limit the useful life of our wireless licenses. As a result, we treat the wireless licenses as an indefinite-lived intangible asset. We reevaluate the useful life determination for wireless licenses each year to determine whether events and circumstances continue to support an indefinite useful life.

We test our wireless licenses for potential impairment annually. We evaluate our licenses on an aggregate basis using a direct value approach. The direct value approach estimates fair value using a discounted cash flow analysis to estimate what a marketplace participant would be willing to pay to purchase the aggregated wireless licenses as of the valuation date. If the fair value of the aggregated wireless licenses is less than the aggregated carrying amount of the licenses, an impairment is recognized.

Interest expense incurred while qualifying activities are performed to ready wireless licenses for their intended use is capitalized as part of wireless licenses. The capitalization period ends when the development is discontinued or substantially complete and the license is ready for its intended use.

Intangible Assets Subject to Amortization and Long-Lived Assets

Our intangible assets that do not have indefinite lives (primarily customer lists and non-network internal-use software) are amortized over their useful lives. All of our intangible assets subject to amortization and long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. If any indications were present, we would test for recoverability by comparing the carrying amount of the asset group to the net undiscounted cash flows expected to be generated from the asset group. If those net undiscounted cash flows do not exceed the carrying amount, we would perform the next step, which is to determine the fair value of the asset and record an impairment, if any. We reevaluate the useful life determinations for these intangible assets each year to determine whether events and circumstances warrant a revision in their remaining useful lives.

For information related to the carrying amount of goodwill by segment, wireless licenses and other intangible assets, as well as the major components and average useful lives of our other acquired intangible assets, see Note 3.

Fair Value Measurements

Fair value of financial and non-financial assets and liabilities is defined as an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. The three-tier hierarchy for inputs used in measuring fair value, which prioritizes the inputs used in the methodologies of measuring fair value for assets and liabilities, is as follows:

Level 1 – Quoted prices in active markets for identical assets or liabilities
Level 2 – Observable inputs other than quoted prices in active markets for identical assets and liabilities
Level 3 – No observable pricing inputs in the market

Financial assets and financial liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurements. Our assessment of the significance of a particular input to the fair value measurements requires judgment, and may affect the valuation of the assets and liabilities being measured and their placement within the fair value hierarchy.

Income Taxes

Our effective tax rate is based on pre-tax income, statutory tax rates, tax laws and regulations and tax planning strategies available to us in the various jurisdictions in which we operate.

Deferred income taxes are provided for temporary differences in the bases between financial statement and income tax assets and liabilities. Deferred income taxes are recalculated annually at tax rates then in effect. We record valuation allowances to reduce our deferred tax assets to the amount that is more likely than not to be realized.

We use a two-step approach for recognizing and measuring tax benefits taken or expected to be taken in a tax return. The first step is recognition: we determine whether it is more likely than not that a tax position will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. In evaluating whether a tax position has met the more-likely-than-not recognition threshold, we presume that the position will be examined by the appropriate taxing authority that has full knowledge of all relevant information. The second step is measurement: a tax position that meets the more-likely-than-not recognition threshold is measured to determine the amount of benefit to recognize in the financial statements. The tax position is measured at the largest amount of benefit that is greater than 50 percent likely of being realized upon ultimate settlement. Differences between tax positions taken in a tax return and amounts recognized in the financial statements will generally result in one or more of the following: an increase in a liability for income taxes payable, a reduction of an income tax refund receivable, a reduction in a deferred tax asset, or an increase in a deferred tax liability.

The accounting standard relating to income taxes generated by leveraged lease transactions requires that changes in the projected timing of income tax cash flows generated by a leveraged lease transaction be recognized as a gain or loss in the year in which the change occurs.

Significant management judgment is required in evaluating our tax positions and in determining our effective tax rate.

Stock-Based Compensation

We measure and recognize compensation expense for all stock-based compensation awards made to employees and directors based on estimated fair values. See Note 10 for further details.

Foreign Currency Translation
The functional currency of our foreign operations is generally the local currency. For these foreign entities, we translate income statement amounts at average exchange rates for the period, and we translate assets and liabilities at end-of-period exchange rates. We record these translation adjustments in Accumulated other comprehensive income (loss), a separate component of Equity, in our consolidated balance sheets. We report exchange gains and losses on intercompany foreign currency transactions of a long-term nature in Accumulated other comprehensive income (loss). Other exchange gains and losses are reported in income.

Employee Benefit Plans
Pension and postretirement health care and life insurance benefits earned during the year as well as interest on projected benefit obligations are accrued currently. Prior service costs and credits resulting from changes in plan benefits are generally amortized over the average remaining service period of the employees expected to receive benefits. Expected return on plan assets is determined by applying the return on assets assumption to the actual fair value of plan assets. Actuarial gains and losses are recognized in operating results in the year in which they occur. These gains and losses are measured annually as of December 31 or upon a remeasurement event. Verizon management employees no longer earn pension benefits or earn service towards the company retiree medical subsidy (see Note 11).

We recognize a pension or a postretirement plan's funded status as either an asset or liability on the consolidated balance sheets. Also, we measure any unrecognized prior service costs and credits that arise during the period as a component of Accumulated other comprehensive income (loss), net of applicable income tax.

Derivative Instruments
We have entered into derivative transactions primarily to manage our exposure to fluctuations in foreign currency exchange rates, interest rates, equity and commodity prices. We employ risk management strategies, which may include the use of a variety of derivatives including cross currency swaps, foreign currency and prepaid forwards and collars, interest rate and commodity swap agreements and interest rate locks. We do not hold derivatives for trading purposes.

We measure all derivatives, including derivatives embedded in other financial instruments, at fair value and recognize them as either assets or liabilities on our consolidated balance sheets. Our derivative instruments are valued primarily using models based on readily observable market parameters for all substantial terms of our derivative contracts and thus are classified as Level 2. Changes in the fair values of derivative instruments not qualifying as hedges or any ineffective portion of hedges are recognized in earnings in the current period. Changes in the fair values of derivative instruments used effectively as fair value hedges are recognized in earnings, along with changes in the fair value of the hedged item. Changes in the fair value of the effective portions of cash flow hedges are reported in Other comprehensive income and recognized in earnings when the hedged item is recognized in earnings.

Recently Adopted Accounting Standards
During the first quarter of 2012, we adopted the accounting standard update regarding the presentation of comprehensive income. This update was issued to increase the prominence of items reported in other comprehensive income. The update requires that all nonowner changes in stockholders' equity be presented either in a single continuous statement of comprehensive income or in two separate, but consecutive statements. In connection with the adoption of this standard our consolidated financial statements include a separate statement of comprehensive income.

During the first quarter of 2012, we adopted the accounting standard update regarding fair value measurement. This update was issued to provide a consistent definition of fair value and ensure that the fair value measurement and disclosure requirements are similar between U.S. GAAP and International Financial Reporting Standards. This standard update also changes certain fair value measurement principles and enhances the disclosure requirements particularly for Level 3 fair value measurements. The adoption of this standard update did not have a significant impact on our consolidated financial statements.

During the first quarter of 2012, we adopted the accounting standard update regarding testing of goodwill for impairment. This standard update gives companies the option to perform a qualitative assessment to first assess whether the fair value of a reporting unit is less than its carrying amount. If an entity determines it is not more likely than not that the fair value of the reporting unit is less than its carrying amount, then performing the two-step impairment test is unnecessary. The Company did not elect to use the qualitative assessment in 2012.

Recent Accounting Standards
In July 2012, the accounting standard update regarding testing of intangible assets for impairment was issued. This standard update allows companies the option to perform a qualitative assessment to determine whether it is more likely than not that an indefinite-lived intangible asset is impaired. An entity is not required to calculate the fair value of an indefinite-lived intangible asset and perform the quantitative impairment test unless the entity determines that it is more likely than not the asset is impaired. We will adopt this standard update during the first quarter of 2013. The adoption of this standard update is not expected to have a significant impact on our consolidated financial statements.

In February 2013, the accounting standard update regarding reclassifications out of accumulated other comprehensive income was issued. This standard update requires companies to report the effect of significant reclassifications out of accumulated other comprehensive income on the respective line items in our consolidated statements of income if the amount being reclassified is required under U.S. GAAP to be reclassified in its entirety to net income. For other amounts that are not required under U.S. GAAP to be reclassified in their entirety to net income in the same reporting period, an entity is required to cross-reference other disclosures required under U.S. GAAP that provide additional detail about those amounts. We will adopt this standard in the first quarter of 2013. The adoption of this standard update is not expected to have a significant impact on our consolidated financial statements.

NOTE 2

ACQUISITIONS AND DIVESTITURES

Verizon Wireless

Spectrum Licenses

During the third quarter of 2012, after receiving the required regulatory approvals, Verizon Wireless completed the following previously announced transactions in which we acquired wireless spectrum that will be used to deploy additional fourth-generation (4G) Long Term Evolution (LTE) capacity:

- Verizon Wireless acquired Advanced Wireless Service (AWS) spectrum in separate transactions with SpectrumCo, LLC (SpectrumCo) and Cox TMI Wireless, LLC for which it paid an aggregate of $3.9 billion at the time of the closings. Verizon Wireless has also recorded a liability of $0.4 billion related to a three-year service obligation to SpectrumCo's members pursuant to commercial agreements executed concurrently with the SpectrumCo transaction.
- Verizon Wireless completed license purchase and exchange transactions with Leap Wireless, Savary Island Wireless, which is majority owned by Leap Wireless, and a subsidiary of T-Mobile USA, Inc. (T-Mobile). As a result of these transactions, Verizon Wireless received an aggregate $2.6 billion of AWS and PCS licenses at fair value and net cash proceeds of $0.2 billion, transferred certain AWS licenses to T-Mobile and a 700 megahertz (MHz) lower A block license to Leap Wireless, and recorded an immaterial gain.

During 2011, Verizon Wireless entered into commercial agreements, modified in 2012, with affiliates of Comcast Corporation, Time Warner Cable, Bright House Networks and Cox Communications Inc. (the cable companies). Through these agreements, the cable companies and Verizon Wireless became agents to sell certain of one another's products and services and, over time, the cable companies will have the option, subject to the terms and conditions of the agreements, of selling Verizon Wireless service on a wholesale basis.

During the fourth quarter of 2012, we entered into license exchange agreements with T-Mobile and Cricket License Company, LLC, a subsidiary of Leap Wireless, to exchange certain AWS licenses. These non-cash exchanges, which are subject to approval by the Federal Communications Commission (FCC) and other customary closing conditions, are expected to close in 2013. The exchange includes a number of intra-market swaps that will result in more efficient use of the AWS band. As a result of these transactions, we expect to record an immaterial gain.

On April 18, 2012, we announced plans to initiate an open sale process for all of our 700 MHz lower A and B block spectrum licenses, subject to the receipt of acceptable bids. We acquired these licenses as part of FCC Auction 73 in 2008. On January 25, 2013, Verizon Wireless agreed to sell 39 lower 700 MHz B block spectrum licenses to AT&T Inc. (AT&T) in exchange for a payment of $1.9 billion and the transfer by AT&T to Verizon Wireless of AWS (10 MHz) licenses in certain markets in the western United States. Verizon Wireless also agreed to sell certain lower 700 MHz B block spectrum licenses to an investment firm for a payment of $0.2 billion. These transactions are subject to approval by the FCC and the Department of Justice (DOJ). When finalized, the sales will result in the completion of the open sale process. We expect to deploy the remaining licenses as necessary to meet our own spectrum needs.

Alltel Divestiture Markets

As a condition of the regulatory approvals to complete the acquisition of Alltel Corporation (Alltel) in January 2009, Verizon Wireless was required to divest overlapping properties in 105 operating markets in 24 states (Alltel Divestiture Markets). During the second quarter of 2010, AT&T Mobility acquired 79 of the 105 Alltel Divestiture Markets, including licenses and network assets, for approximately $2.4 billion in cash and Atlantic Tele-Network, Inc. acquired the remaining 26 Alltel Divestiture Markets, including licenses and network assets, for $0.2 billion in cash.

During the second quarter of 2010, we recorded a tax charge of approximately $0.2 billion for the taxable gain associated with these transactions.

Other

During 2012, we acquired various other wireless licenses and markets for cash consideration that was not significant and recorded $0.2 billion of goodwill as a result of these transactions.

During 2011, we acquired various other wireless licenses and markets for cash consideration that was not significant.

During 2010, Verizon Wireless acquired the net assets and related customers of six operating markets in Louisiana and Mississippi in a transaction with AT&T for cash consideration of $0.2 billion. The purchase price allocation resulted in $0.1 billion of wireless licenses and $0.1 billion in goodwill.

Merger Integration Charges

During 2010, we recorded pre-tax merger integration charges of $0.9 billion primarily related to the Alltel acquisition. These charges were primarily due to the decommissioning of overlapping cell sites, preacquisition contingencies, handset conversions and trade name amortization.

Wireline

HUGHES Telematics, Inc.

On June 1, 2012, we agreed to acquire HUGHES Telematics, Inc. (HUGHES Telematics) for approximately $12 per share in cash for a total acquisition price of $0.6 billion and we completed the acquisition on July 26, 2012. As a result of the transaction, HUGHES Telematics became a wholly-owned subsidiary of Verizon. The consolidated financial statements include the results of HUGHES Telematics' operations from the date the acquisition closed. Upon closing, we recorded approximately $0.6 billion of goodwill, $0.1 billion of other intangibles, and assumed the debt obligations of HUGHES Telematics, which were approximately $0.1 billion as of the date of acquisition, and which were repaid by Verizon. Had this acquisition been completed on January 1, 2012 or 2011, the results of the acquired operations of HUGHES Telematics would not have had a significant impact on the consolidated net income attributable to Verizon. The acquisition has accelerated our ability to bring more telematics offerings to market for existing and new HUGHES Telematics and Verizon customers.

The acquisition of HUGHES Telematics was accounted for as a business combination under the acquisition method. The cost of the acquisition was allocated to the assets and liabilities acquired based on their fair values as of the close of the acquisition, with the excess amount being recorded as goodwill.

Terremark Worldwide, Inc.

During April 2011, we acquired Terremark Worldwide, Inc. (Terremark), a global provider of information technology infrastructure and cloud services, for $19 per share in cash. Closing and other direct acquisition-related costs totaled approximately $13 million after-tax. The acquisition was completed via a "short-form" merger under Delaware law through which Terremark became a wholly owned subsidiary of Verizon. The acquisition enhanced Verizon's offerings to business and government customers globally.

The consolidated financial statements include the results of Terremark's operations from the date the acquisition closed. Had this acquisition been consummated on January 1, 2011 or 2010, the results of Terremark's acquired operations would not have had a significant impact on the consolidated net income attributable to Verizon. The debt obligations of Terremark that were outstanding at the time of its acquisition by Verizon were repaid during May 2011.

The acquisition of Terremark was accounted for as a business combination under the acquisition method. The cost of the acquisition was allocated to the assets and liabilities acquired based on their fair values as of the close of the acquisition, with the excess amount being recorded as goodwill. The fair values of the assets and liabilities acquired were determined using the income and cost approaches. The income approach was primarily used to value the intangible assets, consisting primarily of customer relationships. The cost approach was used, as appropriate, for plant, property and equipment. The fair value of the majority of the long-term debt acquired was primarily valued based on redemption prices. The final purchase price allocation presented below includes insignificant adjustments from the initial purchase price to the values of certain assets and liabilities acquired.

The following table summarizes the allocation of the acquisition cost to the assets acquired, including cash acquired of $0.1 billion, and liabilities acquired as of the acquisition date:

(dollars in millions)	Final Purchase Price Allocation
Assets	
Current assets	$ 221
Plant, property and equipment	521
Goodwill	1,211
Intangible assets subject to amortization	410
Other assets	12
Total assets	2,375
Liabilities	
Current liabilities	158
Debt maturing within one year	748
Deferred income taxes and other liabilities	75
Total liabilities	981
Net assets acquired	$ 1,394

Intangible assets subject to amortization include customer lists which are being amortized on a straight-line basis over 13 years, and other intangibles which are being amortized on a straight-line basis over a period of 5 years.

Telephone Access Line Spin-off

On July 1, 2010, after receiving regulatory approval, we completed the spin-off of the shares of a newly formed subsidiary of Verizon (Spinco) to Verizon stockholders and the merger of Spinco with Frontier Communications Corporation (Frontier). Spinco held defined assets and liabilities that were used in Verizon's local exchange businesses and related activities in 14 states. The total value of the transaction to Verizon and its stockholders was approximately $8.6 billion. The accompanying consolidated financial statements for the year ended December 31, 2010 include these operations prior to the completion of the spin-off.

During 2010, we recorded pre-tax charges of $0.5 billion, primarily for costs incurred related to network, non-network software and other activities to enable the divested markets in the transaction with Frontier to operate on a stand-alone basis subsequent to the closing of the transaction; professional advisory and legal fees in connection with this transaction; and fees related to the early extinguishment of debt from the use of proceeds from the transaction.

Other

In February 2012, Verizon entered into a venture with Redbox Automated Retail, LLC (Redbox), a subsidiary of Coinstar, Inc., to offer customers nationwide access to media rentals through online and mobile content streaming as well as physical media rentals through Redbox kiosks. Verizon holds a 65% majority ownership share in the venture and Redbox holds a 35% ownership share. The venture is consolidated by Verizon for reporting purposes. In December 2012, the venture introduced its product portfolio, which includes subscription services, under the name Redbox Instant by Verizon. The initial funding related to the formation of the venture is not significant to Verizon.

During 2011, we acquired a provider of cloud software technology for cash consideration that was not significant.

NOTE 3

WIRELESS LICENSES, GOODWILL AND OTHER INTANGIBLE ASSETS

Wireless Licenses

Changes in the carrying amount of Wireless licenses are as follows:

	(dollars in millions)
Balance at January 1, 2011	$ 72,996
Acquisitions (Note 2)	58
Capitalized interest on wireless licenses	196
Balance at December 31, 2011	$ 73,250
Acquisitions (Note 2)	**4,544**
Capitalized interest on wireless licenses	**205**
Reclassifications, adjustments and other	**(255)**
Balance at December 31, 2012	**$ 77,744**

Reclassifications, adjustments, and other includes the exchanges of wireless licenses in 2012. See Note 2 ("Acquisitions and Divestitures") for additional details.

At December 31, 2012 and 2011, approximately $7.3 billion and $2.2 billion, respectively, of wireless licenses were under development for commercial service for which we were capitalizing interest costs.

The average remaining renewal period of our wireless license portfolio was 6.1 years as of December 31, 2012 (see Note 1, Goodwill and Other Intangible Assets – *Intangible Assets Not Subject to Amortization*).

Goodwill

Changes in the carrying amount of Goodwill are as follows:

(dollars in millions)

	Verizon Wireless	Wireline	Total
Balance at January 1, 2011	$ 17,869	$ 4,119	$ 21,988
Acquisitions (Note 2)	94	1,275	1,369
Balance at December 31, 2011	$ 17,963	$ 5,394	$ 23,357
Acquisitions (Note 2)	**209**	**551**	**760**
Reclassifications, adjustments and other	**–**	**22**	**22**
Balance at December 31, 2012	**$ 18,172**	**$ 5,967**	**$ 24,139**

Other Intangible Assets

The following table displays the composition of Other intangible assets, net:

(dollars in millions)

	2012			2011		
At December 31,	**Gross Amount**	**Accumulated Amortization**	**Net Amount**	Gross Amount	Accumulated Amortization	Net Amount
Customer lists (6 to 13 years)	**$ 3,556**	**$ (2,338)**	**$ 1,218**	$ 3,529	$ (2,052)	$ 1,477
Non-network internal-use software (3 to 7 years)	**10,415**	**(6,210)**	**4,205**	9,536	(5,487)	4,049
Other (2 to 25 years)	**802**	**(292)**	**510**	561	(209)	352
Total	**$ 14,773**	**$ (8,840)**	**$ 5,933**	$ 13,626	$ (7,748)	$ 5,878

The amortization expense for Other intangible assets was as follows:

Years	(dollars in millions)
2012	**$ 1,540**
2011	1,505
2010	1,812

Estimated annual amortization expense for Other intangible assets is as follows:

Years	(dollars in millions)
2013	$ 1,633
2014	1,176
2015	988
2016	790
2017	593

NOTE 4

PLANT, PROPERTY AND EQUIPMENT

The following table displays the details of Plant, property and equipment, which is stated at cost:

At December 31,	Lives (years)	2012	2011
		(dollars in millions)	
Land	–	$ 859	$ 862
Buildings and equipment	15–45	22,909	21,969
Central office and other network equipment	3–15	113,262	107,322
Cable, poles and conduit	11–50	53,761	67,190
Leasehold improvements	5–20	5,404	5,030
Work in progress	–	4,126	3,417
Furniture, vehicles and other	3–20	9,254	9,836
		209,575	215,626
Less accumulated depreciation		120,933	127,192
Total		$ 88,642	$ 88,434

NOTE 5

INVESTMENTS IN UNCONSOLIDATED BUSINESSES

Our investments in unconsolidated businesses are comprised of the following:

At December 31,	Ownership	2012	2011
		(dollars in millions)	
Equity Investees			
Vodafone Omnitel	23.1%	$ 2,200	$ 2,083
Other	Various	1,106	1,320
Total equity investees		3,306	3,403
Cost Investees	Various	95	45
Total investments in unconsolidated businesses		$ 3,401	$ 3,448

Dividends and repatriations of foreign earnings received from these investees amounted to $0.4 billion in 2012, $0.5 billion in 2011 and $0.5 billion in 2010. See Note 12 regarding undistributed earnings of our foreign subsidiaries.

Equity Method Investments

Vodafone Omnitel

Vodafone Omnitel N.V. (Vodafone Omnitel) is one of the largest wireless communications companies in Italy. At December 31, 2012 and 2011, our investment in Vodafone Omnitel included goodwill of $1.0 billion, respectively.

Other Equity Investees

We have limited partnership investments in entities that invest in affordable housing projects, for which we provide funding as a limited partner and receive tax deductions and tax credits based on our partnership interests. At December 31, 2012 and 2011, we had equity investments in these partnerships of $0.9 billion and $1.1 billion, respectively. We adjust the carrying value of these investments for any losses incurred by the limited partnerships through earnings.

The remaining investments include wireless partnerships in the U.S. and other smaller domestic and international investments.

Summarized Financial Information

Summarized financial information for our equity investees is as follows:

Balance Sheet

At December 31,	2012	2011
	(dollars in millions)	
Current Assets	$ 3,516	$ 3,720
Noncurrent Assets	8,159	8,469
Total Assets	$ 11,675	$ 12,189
Current liabilities	$ 5,526	$ 6,123
Noncurrent liabilities	5	8
Equity	6,144	6,058
Total liabilities and equity	$ 11,675	$ 12,189

Income Statement

Years Ended December 31,	2012	2011	2010
		(dollars in millions)	
Net revenue	$ 10,825	$ 12,668	$ 12,356
Operating income	2,823	4,021	4,156
Net income	1,679	2,451	2,563

NOTE 6

NONCONTROLLING INTEREST

Noncontrolling interests in equity of subsidiaries were as follows:

At December 31,	2012	2011
	(dollars in millions)	
Noncontrolling interests in consolidated subsidiaries:		
Verizon Wireless	$ 51,492	$ 49,165
Wireless partnerships and other	884	773
	$ 52,376	$ 49,938

Wireless Joint Venture

Our Verizon Wireless segment is primarily comprised of Cellco Partnership doing business as Verizon Wireless (Verizon Wireless). Cellco Partnership is a joint venture formed in April 2000 by the combination of the U.S. wireless operations and interests of Verizon and Vodafone. Verizon owns a controlling 55% interest in Verizon Wireless and Vodafone owns the remaining 45%.

Special Distributions

In November 2012, the Board of Representatives of Verizon Wireless declared a distribution to its owners, which was paid in the fourth quarter of 2012 in proportion to their partnership interests on the payment date, in the aggregate amount of $8.5 billion. As a result, Vodafone received a cash payment of $3.8 billion and the remainder of the distribution was received by Verizon.

In July 2011, the Board of Representatives of Verizon Wireless declared a distribution to its owners, which was paid in the first quarter of 2012 in proportion to their partnership interests on the payment date, in the aggregate amount of $10 billion. As a result, Vodafone received a cash payment of $4.5 billion and the remainder of the distribution was received by Verizon.

NOTE 7

LEASING ARRANGEMENTS

As Lessor

We are the lessor in leveraged and direct financing lease agreements for commercial aircraft and power generating facilities, which comprise the majority of our leasing portfolio along with telecommunications equipment, commercial real estate property and other equipment. These leases have remaining terms of up to 38 years as of December 31, 2012. In addition, we lease space on certain of our cell towers to other wireless carriers. Minimum lease payments receivable represent unpaid rentals, less principal and interest on third-party nonrecourse debt relating to leveraged lease transactions. Since we have no general liability for this debt, which is secured by a senior security interest in the leased equipment and rentals, the related principal and interest have been offset against the minimum lease payments receivable in accordance with GAAP. All recourse debt is reflected in our consolidated balance sheets.

At each reporting period, we monitor the credit quality of the various lessees in our portfolios. Regarding the leveraged lease portfolio, external credit reports are used where available and where not available we use internally developed indicators. These indicators or internal credit risk grades factor historic loss experience, the value of the underlying collateral, delinquency trends, and industry and general economic conditions. The credit quality of our lessees primarily varies from AAA to CCC+. For each reporting period the leveraged leases within the portfolio are reviewed for indicators of impairment where it is probable the rent due according to the contractual terms of the lease will not be collected. All significant accounts, individually or in the aggregate, are current and none are classified as impaired.

Finance lease receivables, which are included in Prepaid expenses and other and Other assets in our consolidated balance sheets, are comprised of the following:

(dollars in millions)

At December 31,	**2012**			2011		
	Leveraged Leases	**Direct Finance Leases**	**Total**	Leveraged Leases	Direct Finance Leases	Total
Minimum lease payments receivable	**$ 1,253**	**$ 58**	**$ 1,311**	$ 1,610	$ 119	$ 1,729
Estimated residual value	**923**	**6**	**929**	1,202	9	1,211
Unearned income	**(654)**	**(10)**	**(664)**	(874)	(19)	(893)
Total	**$ 1,522**	**$ 54**	**$ 1,576**	$ 1,938	$ 109	$ 2,047
Allowance for doubtful accounts			**(99)**			(137)
Finance lease receivables, net			**$ 1,477**			$ 1,910
Prepaid expenses and other			**$ 22**			$ 46
Other assets			**1,455**			1,864
			$ 1,477			$ 1,910

Accumulated deferred taxes arising from leveraged leases, which are included in Deferred income taxes, amounted to $1.2 billion at December 31, 2012 and $1.6 billion at December 31, 2011.

The following table is a summary of the components of income from leveraged leases:

(dollars in millions)

Years Ended December 31,	**2012**	2011	2010
Pretax income	**$ 30**	$ 61	$ 74
Income tax expense	**12**	24	32

The future minimum lease payments to be received from noncancelable capital leases (direct financing and leveraged leases), net of nonrecourse loan payments related to leveraged leases and allowances for doubtful accounts, along with expected receipts relating to operating leases for the periods shown at December 31, 2012, are as follows:

(dollars in millions)

Years	Capital Leases	Operating Leases
2013	$ 123	$ 184
2014	45	162
2015	52	139
2016	122	114
2017	38	89
Thereafter	931	90
Total	$ 1,311	$ 778

As Lessee

We lease certain facilities and equipment for use in our operations under both capital and operating leases. Total rent expense under operating leases amounted to $2.5 billion in 2012, 2011 and 2010, respectively.

Amortization of capital leases is included in Depreciation and amortization expense in the consolidated statements of income. Capital lease amounts included in Plant, property and equipment are as follows:

(dollars in millions)

At December 31,	**2012**	2011
Capital leases	**$ 358**	$ 362
Less accumulated amortization	**158**	132
Total	**$ 200**	$ 230

The aggregate minimum rental commitments under noncancelable leases for the periods shown at December 31, 2012, are as follows:

(dollars in millions)

Years	Capital Leases	Operating Leases
2013	$ 86	$ 2,038
2014	67	1,840
2015	57	1,572
2016	54	1,280
2017	44	992
Thereafter	99	4,119
Total minimum rental commitments	407	$ 11,841
Less interest and executory costs	109	
Present value of minimum lease payments	298	
Less current installments	64	
Long-term obligation at December 31, 2012	**$ 234**	

NOTE 8

DEBT

Changes to debt during 2012 are as follows:

(dollars in millions)

	Debt Maturing within One Year	Long-term Debt	Total
Balance at January 1, 2012	$ 4,849	$ 50,303	$ 55,152
Proceeds from long-term borrowings	–	4,489	4,489
Repayments of long-term borrowings and capital leases obligations	(6,403)	–	(6,403)
Decrease in short-term obligations, excluding current maturities	(1,437)	–	(1,437)
Reclassifications of long-term debt	7,062	(7,062)	–
Debt acquired (Note 2)	122	–	122
Other	176	(112)	64
Balance at December 31, 2012	$ 4,369	$ 47,618	$ 51,987

Debt maturing within one year is as follows:

(dollars in millions)

At December 31,	2012	2011
Long-term debt maturing within one year	$ 3,869	$ 2,915
Commercial paper	500	1,934
Total debt maturing within one year	$ 4,369	$ 4,849

The weighted-average interest rate for our commercial paper outstanding was 0.4% at December 31, 2012 and 2011, respectively.

Credit Facility

On August 13, 2012, we amended our credit facility to reduce fees and borrowing costs and extend the maturity date to August 12, 2016. As of December 31, 2012, the unused borrowing capacity under this $6.2 billion four-year credit facility with a group of major financial institutions was approximately $6.1 billion.

Long-Term Debt

Outstanding long-term debt obligations are as follows:

(dollars in millions)

At December 31,	Interest Rates %	Maturities	2012	2011
Verizon Communications – notes payable and other	0.70 – 3.85	2013 – 2042	$ 11,198	$ 6,900
	4.35 – 5.50	2013 – 2041	7,062	7,832
	5.55 – 6.90	2016 – 2041	11,031	11,043
	7.35 – 8.95	2018 – 2039	5,017	6,642
	Floating	2014	1,000	1,000
Verizon Wireless – notes payable and other	5.55 – 8.88	2013 – 2018	8,635	9,331
Verizon Wireless – Alltel assumed notes	6.50 – 7.88	2013 – 2032	1,500	2,315
Telephone subsidiaries – debentures	4.75 – 7.00	2013 – 2033	2,045	4,045
	7.15 – 7.88	2022 – 2032	1,349	1,449
	8.00 – 8.75	2019 – 2031	880	880
Other subsidiaries – debentures and other	6.84 – 8.75	2018 – 2028	1,700	1,700
Capital lease obligations (average rate of 6.3% in 2012 and 2011, respectively)			298	352
Unamortized discount, net of premium			(228)	(271)
Total long-term debt, including current maturities			51,487	53,218
Less long-term debt maturing within one year			3,869	2,915
Total long-term debt			$ 47,618	$ 50,303

2012
On November 2, 2012, we announced the commencement of a tender offer (the Tender Offer) to purchase for cash any and all of the outstanding $1.25 billion aggregate principal amount of 8.95% Verizon Communications Notes due 2039. In the Tender Offer that was completed November 9, 2012, $0.9 billion aggregate principal amount of the notes was purchased at a price of 186.5% of the principal amount of the notes (see "Early Debt Redemption and Other Costs" below) and $0.35 billion principal amount of the notes remains outstanding. Any accrued and unpaid interest on the principal purchased was paid to the date of purchase.

During November 2012, we issued $4.5 billion aggregate principal amount of fixed rate notes resulting in cash proceeds of approximately $4.47 billion, net of discounts and issuance costs. The issuances consisted of the following: $1.0 billion of 0.70% Notes due 2015, $0.5 billion of 1.10% Notes due 2017, $1.75 billion of 2.45% Notes due 2022 and $1.25 billion of 3.85% Notes due 2042. During December 2012, the net proceeds were used to redeem: $0.7 billion of the $2.0 billion of 8.75% Notes due November 2018 at a redemption price of 140.2% of the principal amount of the notes (see "Early Debt Redemption and Other Costs" below), $0.75 billion of 4.35% Notes due February 2013 at a redemption price of 100.7% of the principal amount of the notes and certain telephone subsidiary debt (see "Telephone and Other Subsidiary Debt" below), as well as for the Tender Offer and other general corporate purposes. Any accrued and unpaid interest was paid to the date of redemption.

In addition, during 2012 we utilized $0.2 billion under fixed rate vendor financing facilities.

2011
During March 2011, we issued $6.25 billion aggregate principal amount of fixed and floating rate notes resulting in cash proceeds of approximately $6.19 billion, net of discounts and issuance costs. The issuances consisted of the following: $1.0 billion of Notes due 2014 that bear interest at a rate equal to three-month London Interbank Offered Rate (LIBOR) plus 0.61%, $1.5 billion of 1.95% Notes due 2014, $1.25 billion of 3.00% Notes due 2016, $1.5 billion of 4.60% Notes due 2021 and $1.0 billion of 6.00% Notes due 2041. The net proceeds were used for the repayment of commercial paper and other general corporate purposes, as well as for the redemption of certain telephone subsidiary debt during April 2011 (see "Telephone and Other Subsidiary Debt" below).

During November 2011, we issued $4.6 billion aggregate principal amount of fixed rate notes resulting in cash proceeds of approximately $4.55 billion, net of discounts and issuance costs. The issuances consisted of the following: $0.8 billion of 1.25% Notes due 2014, $1.3 billion of 2.00% Notes due 2016, $1.9 billion of 3.50% Notes due 2021 and $0.8 billion of 4.75% Notes due 2041. During November 2011, the net proceeds were used to redeem $1.0 billion of 7.375% Verizon Communications Notes due September 2012 at a redemption price of 105.2% of principal amount of the notes, $0.6 billion of 6.875% Verizon Communications Notes due June 2012 at a redemption price of 103.5% of principal amount of the notes and certain telephone subsidiary debt (see "Telephone and Other Subsidiary Debt" below), as well as for the repayment of commercial paper and other general corporate purposes. Any accrued and unpaid interest was paid to the date of redemption. In addition, we settled the interest rate swap with a notional value totaling $1.0 billion related to the $1.0 billion of 7.375% Verizon Communications Notes due September 2012.

During 2011, $0.5 billion of 5.35% Verizon Communications Notes matured and were repaid and we utilized $0.3 billion under fixed rate vendor financing facilities.

The debt obligations of Terremark that were outstanding at the time of its acquisition by Verizon were repaid during the second quarter of 2011.

Verizon Wireless – Notes Payable and Other
Verizon Wireless Capital LLC, a wholly owned subsidiary of Verizon Wireless, is a limited liability company formed under the laws of Delaware on December 7, 2001 as a special purpose finance subsidiary to facilitate the offering of debt securities of Verizon Wireless by acting as co-issuer. Other than the financing activities as a co-issuer of Verizon Wireless indebtedness, Verizon Wireless Capital LLC has no material assets, operations or revenues. Verizon Wireless is jointly and severally liable with Verizon Wireless Capital LLC for co-issued notes.

2012
During February 2012, $0.8 billion of 5.25% Verizon Wireless Notes matured and were repaid. During July 2012, $0.8 billion of 7.0% Verizon Wireless Notes matured and were repaid.

2011
During May 2011, $4.0 billion aggregate principal amount of Verizon Wireless two-year fixed and floating rate notes matured and were repaid. During December 2011, we repaid $0.9 billion upon maturity for the €0.7 billion of 7.625% Verizon Wireless Notes and the related cross currency swap was settled.

Telephone and Other Subsidiary Debt

2012

During January 2012, $1.0 billion of 5.875% Verizon New Jersey Inc. Debentures matured and were repaid. During December 2012, we redeemed the $1.0 billion of 4.625% Verizon Virginia LLC Debentures, Series A, due March 2013 at a redemption price of 101.1% of the principal amount of the debentures. Any accrued and unpaid interest was paid to the date of redemption.

In addition, during 2012, various Telephone and Other Subsidiary Debentures totaling approximately $0.2 billion were repaid and any accrued and unpaid interest was paid to the date of payment.

2011

During April 2011, we redeemed the $1.0 billion of 5.65% Verizon Pennsylvania Inc. Debentures due November 15, 2011 at a redemption price of 102.9% of the principal amount of the debentures; and the $1.0 billion of 6.50% Verizon New England Inc. Debentures due September 15, 2011 at a redemption price of 102.3% of the principal amount of the debentures. Any accrued and unpaid interest was paid through the date of redemption.

During November 2011, we redeemed the following debentures: $0.4 billion of 6.125% Verizon Florida Inc. Debentures due January 2013 at a redemption price of 106.3% of the principal amount of the debentures; $0.5 billion of 6.125% Verizon Maryland Inc. Debentures due March 2012 at a redemption price of 101.5% of the principal amount of the debentures; and $1.0 billion of 6.875% Verizon New York Inc. Debentures due April 2012 at a redemption price of 102.2% of the principal amount of the debentures. Any accrued and unpaid interest was paid through the date of redemption.

Early Debt Redemption and Other Costs

During November 2012, we recorded debt redemption costs of $0.8 billion in connection with the purchase of $0.9 billion of the $1.25 billion of 8.95% Verizon Communications Notes due 2039 in a cash tender offer.

During December 2012, we recorded debt redemption costs of $0.3 billion in connection with the early redemption of $0.7 billion of the $2.0 billion of 8.75% Verizon Communications Notes due 2018, $1.0 billion of 4.625% Verizon Virginia LLC Debentures, Series A, due March 2013 and $0.75 billion of 4.35% Verizon Communications Notes due February 2013, as well as $0.3 billion of other costs.

During November 2011, we recorded debt redemption costs of $0.1 billion in connection with the early redemption of $1.0 billion of 7.375% Verizon Communications Notes due September 2012, $0.6 billion of 6.875% Verizon Communications Notes due June 2012, $0.4 billion of 6.125% Verizon Florida Inc. Debentures due January 2013, $0.5 billion of 6.125% Verizon Maryland Inc. Debentures due March 2012 and $1.0 billion of 6.875% Verizon New York Inc. Debentures due April 2012.

Guarantees

We guarantee the debentures and first mortgage bonds of our operating telephone company subsidiaries. As of December 31, 2012, $4.3 billion principal amount of these obligations remain outstanding. Each guarantee will remain in place for the life of the obligation unless terminated pursuant to its terms, including the operating telephone company no longer being a wholly-owned subsidiary of Verizon.

We also guarantee the debt obligations of GTE Corporation that were issued and outstanding prior to July 1, 2003. As of December 31, 2012, $1.7 billion principal amount of these obligations remain outstanding.

Debt Covenants

We and our consolidated subsidiaries are in compliance with all debt covenants.

Maturities of Long-Term Debt

Maturities of long-term debt outstanding at December 31, 2012 are as follows:

Years	(dollars in millions)
2013	$ 3,869
2014	6,809
2015	2,188
2016	4,146
2017	1,342
Thereafter	33,133

NOTE 9

FAIR VALUE MEASUREMENTS AND FINANCIAL INSTRUMENTS

The following table presents the balances of assets measured at fair value on a recurring basis as of December 31, 2012:

(dollars in millions)

	Level 1[1]	Level 2[2]	Level 3[3]	Total
Assets:				
Short-term investments:				
Equity securities	$ 310	$ –	$ –	$ 310
Fixed income securities	–	160	–	160
Other current assets:				
Interest rate swaps	–	7	–	7
Other assets:				
Fixed income securities	–	943	–	943
Cross currency swaps	–	153	–	153
Total	$ 310	$ 1,263	$ –	$ 1,573

(1) quoted prices in active markets for identical assets or liabilities
(2) observable inputs other than quoted prices in active markets for identical assets and liabilities
(3) no observable pricing inputs in the market

Equity securities consist of investments in common stock of domestic and international corporations measured using quoted prices in active markets.

Fixed income securities consist primarily of investments in municipal bonds that do not have quoted prices in active markets. For these securities, we use alternative matrix pricing resulting in these debt securities being classified as Level 2.

Derivative contracts are valued using models based on readily observable market parameters for all substantial terms of our derivative contracts and thus are classified within Level 2. We use mid-market pricing for fair value measurements of our derivative instruments.

We recognize transfers between levels of the fair value hierarchy as of the end of the reporting period. There were no transfers within the fair value hierarchy during 2012.

Fair Value of Short-term and Long-term Debt
The fair value of our debt is determined using various methods, including quoted prices for identical terms and maturities, which is a Level 1 measurement, as well as quoted prices for similar terms and maturities in inactive markets and future cash flows discounted at current rates, which are Level 2 measurements. The fair value of our short-term and long-term debt, excluding capital leases, was as follows:

(dollars in millions)

At December 31,	2012		2011	
	Carrying Amount	**Fair Value**	Carrying Amount	Fair Value
Short- and long-term debt, excluding capital leases	$ 51,689	$ 61,552	$ 54,800	$ 64,485

Derivative Instruments

Interest Rate Swaps
We have entered into domestic interest rate swaps to achieve a targeted mix of fixed and variable rate debt. We principally receive fixed rates and pay variable rates based on the London Interbank Offered Rate, resulting in a net increase or decrease to Interest expense. These swaps are designated as fair value hedges and hedge against changes in the fair value of our debt portfolio. We record the interest rate swaps at fair value on our consolidated balance sheets as assets and liabilities. At December 31, 2012 the fair value of these interest rate swaps was not material, and at December 31, 2011, the fair value was $0.6 billion, primarily included in Other assets and Long-term debt. As of December 31, 2012, the total notional amount of these interest rate swaps was $1.3 billion. During 2012, interest rate swaps with a notional value of $5.8 billion were settled. As a result of the settlements, we received net proceeds of $0.7 billion, including accrued interest which is included in Other, net operating activities in the consolidated statement of cash flows. The fair value basis adjustment to the underlying debt instruments will be recognized into earnings as a reduction of Interest expense over the remaining lives of the underlying debt obligations.

Forward Interest Rate Swaps
In order to manage our exposure to future interest rate changes, during the second quarter of 2012, we entered into forward interest rate swaps with a notional value of $1.0 billion. We designated these contracts as cash flow hedges. In November 2012, we settled these forward interest rate swaps and the pretax loss was not material.

Cross Currency Swaps
Verizon Wireless previously entered into cross currency swaps designated as cash flow hedges to exchange approximately $1.6 billion of British Pound Sterling and Euro-denominated debt into U.S. dollars and to fix our future interest and principal payments in U.S. dollars, as well as to mitigate the impact of foreign currency transaction gains or losses. A portion of the gains and losses recognized in Other comprehensive income was reclassified to Other income and (expense), net to offset the related pretax foreign currency transaction gain or loss on the underlying debt obligations. The fair value of the outstanding swaps was not material at December 31, 2012 or December 31, 2011. During 2012 and 2011 the gains and losses with respect to these swaps were not material.

Prepaid Forward Agreement
During the first quarter of 2009, we entered into a privately negotiated prepaid forward agreement for 14 million shares of Verizon common stock at a cost of approximately $0.4 billion. We terminated the prepaid forward agreement with respect to 5 million of the shares during the fourth quarter of 2009 and 9 million of the shares during the first quarter of 2010, which resulted in the delivery of those shares to Verizon.

Concentrations of Credit Risk

Financial instruments that subject us to concentrations of credit risk consist primarily of temporary cash investments, short-term and long-term investments, trade receivables, certain notes receivable, including lease receivables, and derivative contracts. Our policy is to deposit our temporary cash investments with major financial institutions. Counterparties to our derivative contracts are also major financial institutions. The financial institutions have all been accorded high ratings by primary rating agencies. We limit the dollar amount of contracts entered into with any one financial institution and monitor our counterparties' credit ratings. We generally do not give or receive collateral on swap agreements due to our credit rating and those of our counterparties. While we may be exposed to credit losses due to the nonperformance of our counterparties, we consider the risk remote and do not expect the settlement of these transactions to have a material effect on our results of operations or financial condition.

NOTE 10

STOCK-BASED COMPENSATION

Verizon Communications Long-Term Incentive Plan

The Verizon Communications Inc. Long-Term Incentive Plan (the Plan) permits the granting of stock options, stock appreciation rights, restricted stock, restricted stock units, performance shares, performance stock units and other awards. The maximum number of shares available for awards from the Plan is 119.6 million shares.

Restricted Stock Units

The Plan provides for grants of Restricted Stock Units (RSUs) that generally vest at the end of the third year after the grant. The RSUs granted prior to January 1, 2010 are classified as liability awards because the RSUs will be paid in cash upon vesting. The RSUs granted subsequent to January 1, 2010 are classified as equity awards because the RSUs will be paid in Verizon common stock upon vesting. The RSU equity awards are measured using the grant date fair value of Verizon common stock and are not remeasured at the end of each reporting period. Dividend equivalent units are also paid to participants at the time the RSU award is paid, and in the same proportion as the RSU award.

Performance Stock Units

The Plan also provides for grants of Performance Stock Units (PSUs) that generally vest at the end of the third year after the grant. As defined by the Plan, the Human Resources Committee of the Board of Directors determines the number of PSUs a participant earns based on the extent to which the corresponding performance goals have been achieved over the three-year performance cycle. The PSUs are classified as liability awards because the PSU awards are paid in cash upon vesting. The PSU award liability is measured at its fair value at the end of each reporting period and, therefore, will fluctuate based on the price of Verizon common stock as well as performance relative to the targets. Dividend equivalent units are also paid to participants at the time that the PSU award is determined and paid, and in the same proportion as the PSU award. The granted and cancelled activity for the PSU award includes adjustments for the performance goals achieved.

The following table summarizes Verizon's Restricted Stock Unit and Performance Stock Unit activity:

(shares in thousands)	Restricted Stock Units	Performance Stock Units
Outstanding January 1, 2010	19,443	29,895
Granted	8,422	17,311
Payments	(6,788)	(14,364)
Cancelled/Forfeited	(154)	(462)
Outstanding December 31, 2010	20,923	32,380
Granted	6,667	10,348
Payments	(7,600)	(12,137)
Cancelled/Forfeited	(154)	(2,977)
Outstanding December 31, 2011	19,836	27,614
Granted	**6,350**	**20,537**
Payments	**(7,369)**	**(8,499)**
Cancelled/Forfeited	**(148)**	**(189)**
Outstanding December 31, 2012	**18,669**	**39,463**

As of December 31, 2012, unrecognized compensation expense related to the unvested portion of Verizon's RSUs and PSUs was approximately $0.4 billion and is expected to be recognized over approximately two years.

The RSUs granted in 2012 and 2011, and classified as equity awards, have weighted-average grant date fair values of $38.67 and $36.38 per unit, respectively. During 2012, 2011 and 2010, we paid $0.6 billion, $0.7 billion and $0.7 billion, respectively, to settle RSUs and PSUs classified as liability awards.

Verizon Wireless' Long-Term Incentive Plan

The Verizon Wireless Long-Term Incentive Plan (the Wireless Plan) provides compensation opportunities to eligible employees of Verizon Wireless (the Partnership). Under the Wireless Plan, Value Appreciation Rights (VARs) were granted to eligible employees. As of December 31, 2012, all VARs were fully vested. We have not granted new VARs since 2004.

VARs reflect the change in the value of the Partnership, as defined in the Wireless Plan. Similar to stock options, the valuation is determined using a Black-Scholes model. Once VARs become vested, employees can exercise their VARs and receive a payment that is equal to the difference between the VAR price on the date of grant and the VAR price on the date of exercise, less applicable taxes. All outstanding VARs are fully exercisable and have a maximum term of 10 years. All VARs were granted at a price equal to the estimated fair value of the Partnership, as defined in the Wireless Plan, at the date of the grant.

The following table summarizes the assumptions used in the Black-Scholes model during 2012:

	End of Period
Risk-free rate	0.19%
Expected term (in years)	0.62
Expected volatility	43.27%

The risk-free rate is based on the U.S. Treasury yield curve in effect at the time of the measurement date. Expected volatility was based on a blend of the historical and implied volatility of publicly traded peer companies for a period equal to the VARs expected life ending on the measurement date.

The following table summarizes the Value Appreciation Rights activity:

(shares in thousands)	VARs	Weighted-Average Grant-Date Fair Value
Outstanding rights, January 1, 2010	16,591	$ 16.54
Exercised	(4,947)	24.47
Cancelled/Forfeited	(75)	22.72
Outstanding rights, December 31, 2010	11,569	13.11
Exercised	(3,303)	14.87
Cancelled/Forfeited	(52)	14.74
Outstanding rights, December 31, 2011	8,214	12.39
Exercised	**(3,427)**	**10.30**
Cancelled/Forfeited	**(21)**	**11.10**
Outstanding rights, December 31, 2012	**4,766**	**13.89**

During 2012, 2011 and 2010, we paid $0.1 billion, respectively, to settle VARs classified as liability awards.

Stock-Based Compensation Expense

After-tax compensation expense for stock-based compensation related to RSUs, PSUs, and VARs described above included in Net income attributable to Verizon was $0.7 billion, $0.5 billion and $0.5 billion for 2012, 2011 and 2010, respectively.

Stock Options

The Plan provides for grants of stock options to participants at an option price per share of no less than 100% of the fair market value of Verizon common stock on the date of grant. Each grant has a 10-year life, vesting equally over a three-year period, starting at the date of the grant. We have not granted new stock options since 2004.

The following table summarizes Verizon's stock option activity:

(shares in thousands)	Stock Options	Weighted-Average Exercise Price
Outstanding, January 1, 2010	107,765	$ 44.52
Exercised	(372)	34.51
Cancelled/Forfeited	(50,549)	44.90
Outstanding, December 31, 2010	56,844	44.25
Exercised	(7,104)	35.00
Cancelled/Forfeited	(21,921)	51.06
Outstanding, December 31, 2011	27,819	41.24
Exercised	**(7,447)**	**35.20**
Cancelled/Forfeited	**(17,054)**	**45.15**
Outstanding, December 31, 2012	**3,318**	**34.69**

All stock options outstanding at December 31, 2012, 2011 and 2010 were exercisable.

The following table summarizes information about Verizon's stock options outstanding as of December 31, 2012:

Range of Exercise Prices	Stock Options (in thousands)	Weighted-Average Remaining Life (years)	Weighted-Average Exercise Price
$ 30.00-39.99	3,273	0.8	$ 34.58
40.00-49.99	45	0.3	42.99
Total	**3,318**	**0.8**	**34.69**

The total intrinsic value for stock options outstanding as of December 31, 2012 is not significant. The total intrinsic value of stock options exercised was $0.1 billion in 2012 and the associated tax benefits were not significant in 2012, 2011 and 2010. The amount of cash received from the exercise of stock options was $0.3 billion in 2012, $0.2 billion in 2011 and not significant in 2010. There was no stock option expense for 2012, 2011 and 2010.

NOTE 11

EMPLOYEE BENEFITS

We maintain non-contributory defined benefit pension plans for many of our employees. In addition, we maintain postretirement health care and life insurance plans for our retirees and their dependents, which are both contributory and non-contributory, and include a limit on our share of the cost for certain recent and future retirees. In accordance with our accounting policy for pension and other postretirement benefits, operating expenses include pension and benefit related charges based on actuarial assumptions, including projected discount rates and an estimated return on plan assets. These estimates are updated in the fourth quarter to reflect actual return on plan assets and updated actuarial assumptions. The adjustment is recognized in the income statement during the fourth quarter or upon a remeasurement event pursuant to our accounting policy for the recognition of actuarial gains/losses.

Pension and Other Postretirement Benefits

Pension and other postretirement benefits for many of our employees are subject to collective bargaining agreements. Modifications in benefits have been bargained from time to time, and we may also periodically amend the benefits in the management plans. The following tables summarize benefit costs, as well as the benefit obligations, plan assets, funded status and rate assumptions associated with pension and postretirement health care and life insurance benefit plans.

Obligations and Funded Status

(dollars in millions)

	Pension		Health Care and Life	
At December 31,	**2012**	2011	**2012**	2011
Change in Benefit Obligations				
Beginning of year	**$ 30,582**	$ 29,217	**$ 27,369**	$ 25,718
Service cost	**358**	307	**359**	299
Interest cost	**1,449**	1,590	**1,284**	1,421
Plan amendments	**183**	(485)	**(1,826)**	–
Actuarial loss, net	**6,074**	3,360	**1,402**	1,687
Benefits paid	**(2,735)**	(2,564)	**(1,744)**	(1,756)
Annuity purchase	**(8,352)**	–	**–**	–
Settlements paid	**(786)**	(843)	**–**	–
End of Year	**$ 26,773**	$ 30,582	**$ 26,844**	$ 27,369
Change in Plan Assets				
Beginning of year	**$ 24,110**	$ 25,814	**$ 2,628**	$ 2,945
Actual return on plan assets	**2,326**	1,191	**312**	63
Company contributions	**3,719**	512	**1,461**	1,376
Benefits paid	**(2,735)**	(2,564)	**(1,744)**	(1,756)
Settlements paid	**(786)**	(843)	**–**	–
Annuity purchase	**(8,352)**	–	**–**	–
End of year	**$ 18,282**	$ 24,110	**$ 2,657**	$ 2,628
Funded Status				
End of year	**$ (8,491)**	$ (6,472)	**$ (24,187)**	$ (24,741)

(dollars in millions)

	Pension		Health Care and Life	
At December 31,	**2012**	2011	**2012**	2011
Amounts recognized on the balance sheet				
Noncurrent assets	**$ 236**	$ 289	**$ –**	$ –
Current liabilities	**(129)**	(195)	**(766)**	(735)
Noncurrent liabilities	**(8,598)**	(6,566)	**(23,421)**	(24,006)
Total	**$ (8,491)**	$ (6,472)	**$ (24,187)**	$ (24,741)
Amounts recognized in Accumulated Other Comprehensive Income (Pretax)				
Prior Service Cost	**$ 181**	$ (3)	**$ (2,247)**	$ (510)
Total	**$ 181**	$ (3)	**$ (2,247)**	$ (510)

See Note 12 ("Taxes") for details regarding the impact of the Patient Protection and Affordable Care Act and the Health Care and Education Reconciliation Act of 2010, both of which became law in March 2010.

Beginning in 2013, as a result of federal health care reform, Verizon will no longer file for the Retiree Drug Subsidy (RDS) and will instead contract with a Medicare Part D plan on a group basis to provide prescription drug benefits to Medicare eligible retirees. This change to our Medicare Part D strategy resulted in the adoption of plan amendments during the fourth quarter of 2010 which will allow the company to be eligible for greater Medicare Part D plan subsidies over time.

During 2012, we reached agreements with the Communications Workers of America and the International Brotherhood of Electrical Workers on new, three-year contracts that cover approximately 43,000 Wireline employees. This resulted in the adoption of plan amendments which will result in lower other postretirement benefit costs in 2013 and beyond.

The accumulated benefit obligation for all defined benefit pension plans was $26.5 billion and $30.3 billion at December 31, 2012 and 2011, respectively.

Information for pension plans with an accumulated benefit obligation in excess of plan assets follows:

(dollars in millions)

At December 31,	**2012**	2011
Projected benefit obligation	**$ 26,351**	$ 29,643
Accumulated benefit obligation	**26,081**	29,436
Fair value of plan assets	**17,623**	22,916

Net Periodic Cost

The following table summarizes the benefit (income) cost related to our pension and postretirement health care and life insurance plans:

(dollars in millions)

	Pension			Health Care and Life		
Years Ended December 31,	**2012**	2011	2010	**2012**	2011	2010
Service cost	**$ 358**	$ 307	$ 353	**$ 359**	$ 299	$ 305
Amortization of prior service cost (credit)	**(1)**	72	109	**(89)**	(57)	375
Subtotal	**357**	379	462	**270**	242	680
Expected return on plan assets	**(1,795)**	(1,976)	(2,176)	**(171)**	(163)	(252)
Interest cost	**1,449**	1,590	1,797	**1,284**	1,421	1,639
Subtotal	**11**	(7)	83	**1,383**	1,500	2,067
Remeasurement (gain) loss, net	**5,542**	4,146	(166)	**1,262**	1,787	758
Net periodic benefit (income) cost	**5,553**	4,139	(83)	**2,645**	3,287	2,825
Curtailment and termination benefits	**–**	–	860	**–**	–	386
Total	**$ 5,553**	$ 4,139	$ 777	**$ 2,645**	$ 3,287	$ 3,211

Other pre-tax changes in plan assets and benefit obligations recognized in other comprehensive (income) loss are as follows:

(dollars in millions)

	Pension		Health Care and Life	
At December 31,	**2012**	2011	**2012**	2011
Prior service cost	**$ 183**	$ (485)	**$ (1,826)**	$ –
Reversal of amortization items				
Prior service cost	**1**	(72)	**89**	57
Total recognized in other comprehensive (income) loss (pretax)	**$ 184**	$ (557)	**$ (1,737)**	$ 57

The estimated prior service cost for the defined benefit pension plan that will be amortized from Accumulated other comprehensive income (loss) into net periodic benefit cost over the next fiscal year is not significant. The estimated prior service cost for the defined benefit postretirement plans that will be amortized from Accumulated other comprehensive income (loss) into net periodic benefit (income) cost over the next fiscal year is $(0.2 billion).

Assumptions

The weighted-average assumptions used in determining benefit obligations follow:

	Pension		Health Care and Life	
At December 31,	**2012**	2011	**2012**	2011
Discount Rate	**4.20%**	5.00%	**4.20%**	5.00%
Rate of compensation increases	**3.00**	3.00	**N/A**	N/A

The weighted-average assumptions used in determining net periodic cost follow:

	Pension			Health Care and Life		
At December 31,	**2012**	2011	2010	**2012**	2011	2010
Discount Rate	**5.00%**	5.75%	6.25%	**5.00%**	5.75%	6.25%
Expected return on plan assets	**7.50**	8.00	8.50	**7.00**	6.00	8.25
Rate of compensation increases	**3.00**	3.00	4.00	**N/A**	N/A	N/A

In order to project the long-term target investment return for the total portfolio, estimates are prepared for the total return of each major asset class over the subsequent 10-year period. Those estimates are based on a combination of factors including the current market interest rates and valuation levels, consensus earnings expectations and historical long-term risk premiums. To determine the aggregate return for the pension trust, the projected return of each individual asset class is then weighted according to the allocation to that investment area in the trust's long-term asset allocation policy.

The assumed health care cost trend rates follow:

At December 31,	Health Care and Life 2012	2011	2010
Healthcare cost trend rate assumed for next year	**7.00%**	7.50%	7.75%
Rate to which cost trend rate gradually declines	**5.00**	5.00	5.00
Year the rate reaches the level it is assumed to remain thereafter	**2016**	2016	2016

A one percentage point change in the assumed health care cost trend rate would have the following effects:

(dollars in millions)

One-Percentage Point	Increase	Decrease
Effect on 2012 service and interest cost	$ 232	$ (187)
Effect on postretirement benefit obligation as of December 31, 2012	3,251	(2,669)

Plan Assets

Historically, our portfolio strategy emphasized a long-term equity orientation, significant global diversification, and the use of both public and private investments. In an effort to reduce the risk of our portfolio strategy and better align assets with liabilities, we have shifted our strategy to one that is more liability driven, where cash flows from investments better match projected benefit payments but result in lower asset returns. We intend to reduce the likelihood that assets will decline at a time when liabilities increase (referred to as liability hedging), with the goal to reduce the risk of underfunding to the plan and its participants and beneficiaries. Both active and passive management approaches are used depending on perceived market efficiencies and various other factors. Our diversification and risk control processes serve to minimize the concentration of risk.

While target allocation percentages will vary over time, the company's overall investment strategy is to achieve a mix of assets, which allows us to meet projected benefits payments while taking into consideration risk and return. The current target allocation for plan assets is designed so that 70% of the assets have the objective of achieving a return in excess of the growth in liabilities (comprised of public equities, private equities, real estate, hedge funds and emerging debt) and 30% of the assets are invested as liability hedging assets (typically longer duration fixed income). This allocation will shift as funded status improves to a higher allocation to liability hedging assets. Target policies will be revisited periodically to ensure they are in line with fund objectives. Due to our diversification and risks control processes, there are no significant concentrations of risk, in terms of sector, industry, geography or company names.

Pension and healthcare and life plans assets do not include significant amounts of Verizon common stock.

Pension Plans

The fair values for the pension plans by asset category at December 31, 2012 are as follows:

(dollars in millions)

Asset Category	Total	Level 1	Level 2	Level 3
Cash and cash equivalents	**$ 1,618**	**$ 1,586**	**$ 32**	**$ -**
Equity securities	**2,944**	**2,469**	**475**	**-**
Fixed income securities				
U.S. Treasuries and agencies	**1,589**	**1,125**	**464**	**-**
Corporate bonds	**2,456**	**35**	**2,225**	**196**
International bonds	**601**	**140**	**461**	**-**
Other	**210**	**-**	**210**	**-**
Real estate	**2,018**	**-**	**-**	**2,018**
Other				
Private equity	**5,039**	**-**	**-**	**5,039**
Hedge funds	**1,807**	**-**	**1,249**	**558**
Total	**$ 18,282**	**$ 5,355**	**$ 5,116**	**$ 7,811**

The fair values for the pension plans by asset category at December 31, 2011 are as follows:

(dollars in millions)

Asset Category	Total	Level 1	Level 2	Level 3
Cash and cash equivalents	$ 1,215	$ 1,184	$ 31	$ -
Equity securities	6,829	5,704	1,125	-
Fixed income securities				
U.S. Treasuries and agencies	1,796	1,239	557	-
Corporate bonds	2,140	65	1,886	189
International bonds	1,163	158	1,005	-
Other	359	-	359	-
Real estate	2,158	-	-	2,158
Other				
Private equity	6,109	-	54	6,055
Hedge funds	2,341	-	1,679	662
Total	$ 24,110	$ 8,350	$ 6,696	$ 9,064

The following is a reconciliation of the beginning and ending balance of pension plan assets that are measured at fair value using significant unobservable inputs:

(dollars in millions)

	Corporate Bonds	Real Estate	Private Equity	Hedge Funds	Total
Balance at January 1, 2011	$ 180	$ 1,769	$ 5,849	$ 716	$ 8,514
Actual gain (loss) on plan assets	(4)	258	477	(4)	727
Purchases and sales	48	43	(203)	(50)	(162)
Transfers in and/or out	(35)	88	(68)	-	(15)
Balance at December 31, 2011	$ 189	$ 2,158	$ 6,055	$ 662	$ 9,064
Actual gain on plan assets	**12**	**84**	**146**	**43**	**285**
Purchases and sales	**(14)**	**(224)**	**(1,162)**	**(147)**	**(1,547)**
Transfers in	**9**	**–**	**–**	**–**	**9**
Balance at December 31, 2012	**$ 196**	**$ 2,018**	**$ 5,039**	**$ 558**	**$ 7,811**

Health Care and Life Plans

The fair values for the other postretirement benefit plans by asset category at December 31, 2012 are as follows:

(dollars in millions)

Asset Category	Total	Level 1	Level 2	Level 3
Cash and cash equivalents	**$ 291**	**$ 13**	**$ 278**	**$ -**
Equity securities	**1,753**	**1,004**	**749**	**–**
Fixed income securities				
U.S. Treasuries and agencies	**118**	**80**	**38**	**–**
Corporate bonds	**192**	**11**	**181**	**–**
International bonds	**189**	**72**	**117**	**–**
Other	**114**	**-**	**114**	**–**
Total	**$ 2,657**	**$ 1,180**	**$ 1,477**	**$ –**

The fair values for the other postretirement benefit plans by asset category at December 31, 2011 are as follows:

(dollars in millions)

Asset Category	Total	Level 1	Level 2	Level 3
Cash and cash equivalents	$ 281	$ 22	$ 259	$ –
Equity securities	1,695	951	744	–
Fixed income securities				
U.S. Treasuries and agencies	85	58	27	–
Corporate bonds	119	26	93	–
International bonds	192	67	125	–
Other	210	–	210	–
Other	46	–	46	–
Total	$ 2,628	$ 1,124	$ 1,504	$ –

The following are general descriptions of asset categories, as well as the valuation methodologies and inputs used to determine the fair value of each major category of assets.

Cash and cash equivalents include short-term investment funds, primarily in diversified portfolios of investment grade money market instruments and are valued using quoted market prices or other valuation methods, and thus are classified within Level 1 or Level 2.

Equity securities are investments in common stock of domestic and international corporations in a variety of industry sectors, and are valued primarily using quoted market prices or other valuation methods, and thus are classified within Level 1 or Level 2.

Fixed income securities include U.S. Treasuries and agencies, debt obligations of foreign governments and domestic and foreign corporations. Fixed income also includes investments in collateralized mortgage obligations, mortgage backed securities and interest rate swaps. The fair value of fixed income securities is based on observable prices for identical or comparable assets, adjusted using benchmark curves, sector grouping, matrix pricing, broker/dealer quotes and issuer spreads, and thus is classified within Level 1 or Level 2.

Real estate investments include those in limited partnerships that invest in various commercial and residential real estate projects both domestically and internationally. The fair values of real estate assets are typically determined by using income and/or cost approaches or a comparable sales approach, taking into consideration discount and capitalization rates, financial conditions, local market conditions and the status of the capital markets, and thus are classified within Level 3.

Private equity investments include those in limited partnerships that invest in operating companies that are not publicly traded on a stock exchange. Investment strategies in private equity include leveraged buyouts, venture capital, distressed investments and investments in natural resources. These investments are valued using inputs such as trading multiples of comparable public securities, merger and acquisition activity and pricing data from the most recent equity financing taking into consideration illiquidity, and thus are classified within Level 3.

Hedge fund investments include those seeking to maximize absolute returns using a broad range of strategies to enhance returns and provide additional diversification. The fair values of hedge funds are estimated using net asset value per share (NAV) of the investments. Verizon has the ability to redeem these investments at NAV within the near term and thus are classified within Level 2. Investments that cannot be redeemed in the near term are classified within Level 3.

Cash Flows

In 2012, we contributed $0.9 billion to our qualified pension plans, $0.2 billion to our nonqualified pension plans and $1.5 billion to our other postretirement benefit plans, exclusive of the annuitization discussed below. We expect the qualified pension plan contributions in 2013 to be immaterial. We anticipate approximately $0.1 billion in contributions to our non-qualified pension plans and $1.5 billion to our other postretirement benefit plans in 2013.

Estimated Future Benefit Payments

The benefit payments to retirees are expected to be paid as follows:

(dollars in millions)

Year	Pension Benefits	Health Care and Life
2013	$ 3,487	$ 1,662
2014	2,513	1,670
2015	2,315	1,665
2016	1,782	1,614
2017	1,686	1,567
2018–2022	6,703	7,174

Savings Plan and Employee Stock Ownership Plans

We maintain four leveraged employee stock ownership plans (ESOP). Only one plan currently has unallocated shares. We match a certain percentage of eligible employee contributions to the savings plans with shares of our common stock from this ESOP. At December 31, 2012, the number of unallocated and allocated shares of common stock in this ESOP was 711,000 and 64 million, respectively. All leveraged ESOP shares are included in earnings per share computations.

Total savings plan costs were $0.7 billion in 2012, 2011 and 2010, respectively.

Pension Annuitization

On October 17, 2012, we, along with our subsidiary Verizon Investment Management Corp., and Fiduciary Counselors Inc., as independent fiduciary of the Verizon Management Pension Plan (the Plan), entered into a definitive purchase agreement with The Prudential Insurance Company of America (Prudential) and Prudential Financial, Inc., pursuant to which the Plan would purchase a single premium group annuity contract from Prudential.

On December 10, 2012, upon issuance of the group annuity contract by Prudential, Prudential irrevocably assumed the obligation to make future annuity payments to approximately 41,000 Verizon management retirees who began receiving pension payments from the Plan prior to January 1, 2010. The amount of each retiree's annuity payment equals the amount of such individual's pension benefit. In addition, the group annuity contract is intended to replicate the same rights to future payments, such as survivor benefits, that are currently offered by the Plan.

We contributed approximately $2.6 billion to the Plan between September 1, 2012 and December 31, 2012 in connection with the transaction so that the Plan's funding percentage would not decrease as a result of the transaction.

Severance Benefits

The following table provides an analysis of our actuarially determined severance liability recorded in accordance with the accounting standard regarding employers' accounting for postemployment benefits:

(dollars in millions)

Year	Beginning of Year	Charged to Expense	Payments	Other	End of Year
2010	$ 1,638	$ 1,217	$ (1,307)	$ 21	$ 1,569
2011	1,569	32	(474)	(14)	1,113
2012	**1,113**	**396**	**(531)**	**32**	**1,010**

Severance, Pension and Benefit Charges

During 2012, we recorded net pre-tax severance, pension and benefits charges of approximately $7.2 billion primarily for our pension and postretirement plans in accordance with our accounting policy to recognize actuarial gains and losses in the year in which they occur. The charges were primarily driven by a decrease in our discount rate assumption used to determine the current year liabilities from a weighted-average of 5% at December 31, 2011 to a weighted-average of 4.2% at December 31, 2012 ($5.3 billion) and revisions to the retirement assumptions for participants and other assumption adjustments, partially offset by the difference between our estimated return on assets of 7.5% and our actual return on assets of 10% ($0.7 billion). As part of this charge, we also recorded $1.0 billion related to the annuitization of pension liabilities, as described above, as well as severance charges of $0.4 billion primarily for approximately 4,000 management employees.

During 2011, we recorded net pre-tax severance, pension and benefits charges of approximately $6.0 billion for our pension and postretirement plans in accordance with our accounting policy to recognize actuarial gains and losses in the year in which they occur. The charges were primarily driven by a decrease in our discount rate assumption used to determine the current year liabilities from 5.75% at December 31, 2010 to 5% at December 31, 2011 ($5.0 billion); the difference between our estimated return on assets of 8% and our actual return on assets of 5% ($0.9 billion); and revisions to the life expectancy of participants and other adjustments to assumptions.

During 2010, we recorded net pre-tax severance, pension and benefits charges of $3.1 billion. The charges during 2010 included remeasurement losses of $0.6 billion, for our pension and postretirement plans in accordance with our accounting policy to recognize actuarial gains and losses in the year in which they occur. Additionally, in 2010, we reached an agreement with certain unions on temporary enhancements to the separation programs contained in their existing collective bargaining agreements. These temporary enhancements were intended to help address a previously declared surplus of employees and to help reduce the need for layoffs. Accordingly, we recorded severance, pension and benefits charges associated with approximately 11,900 union-represented employees who volunteered for the incentive offer. These charges included $1.2 billion for severance for the 2010 separation programs mentioned above and a planned workforce reduction of approximately 2,500 employees in 2011. In addition, we recorded $1.3 billion for pension and postretirement curtailment losses and special termination benefits due to the workforce reductions.

NOTE 12

TAXES

The components of income before provision for income taxes are as follows:

(dollars in millions)

Years Ended December 31,	2012	2011	2010
Domestic	**$ 9,316**	$ 9,724	$ 11,921
Foreign	**581**	759	763
Total	**$ 9,897**	$ 10,483	$ 12,684

The components of the provision (benefit) for income taxes are as follows:

(dollars in millions)

Years Ended December 31,	2012	2011	2010
Current			
Federal	**$ 223**	$ 193	$ (705)
Foreign	**(45)**	25	(19)
State and Local	**114**	290	(42)
Total	**292**	508	(766)
Deferred			
Federal	**(553)**	276	2,945
Foreign	**10**	(38)	(24)
State and Local	**(403)**	(455)	316
Total	**(946)**	(217)	3,237
Investment tax credits	**(6)**	(6)	(4)
Total income tax provision (benefit)	**$ (660)**	$ 285	$ 2,467

The following table shows the principal reasons for the difference between the effective income tax rate and the statutory federal income tax rate:

Years Ended December 31,	2012	2011	2010
Statutory federal income tax rate	**35.0%**	35.0%	35.0%
State and local income tax rate, net of federal tax benefits	**(1.9)**	(1.0)	1.4
Affordable housing credit	**(1.9)**	(1.8)	(1.3)
Employee benefits including ESOP dividend	**(1.1)**	(1.4)	(1.2)
Medicare Part D subsidy charge	**–**	–	6.9
Equity in earnings from unconsolidated businesses	**(1.4)**	(1.9)	(1.6)
Noncontrolling interest	**(33.7)**	(23.0)	(19.5)
Other, net	**(1.7)**	(3.2)	(0.3)
Effective income tax rate	**(6.7)%**	2.7%	19.4%

The effective income tax rate for 2012 was (6.7)% compared to 2.7% for 2011. The negative effective income tax rate for 2012 and the decrease in the provision for income taxes during 2012 compared to 2011 was primarily due to lower income before income taxes as a result of higher severance, pension, and benefit charges as well as early debt redemption costs recorded in the current year.

The effective income tax rate in 2011 decreased to 2.7% from 19.4% in 2010. This decrease was primarily driven by lower income before provision for income taxes as a result of higher pension and benefit charges recorded in 2011 as well as tax benefits from state valuation allowance reversals in 2011. The decrease was also due to a one-time, non-cash income tax charge of $1.0 billion recorded during the three months ended March 31, 2010 as a result of the enactment of the Patient Protection and Affordable Care Act and the Health Care and Education Reconciliation Act of 2010, both of which became law in March 2010 (collectively the Health Care Act). Under the Health Care Act, beginning in 2013, Verizon and other companies that receive a subsidy under Medicare Part D to provide retiree prescription drug coverage will no longer receive a federal income tax deduction for the expenses incurred in connection with providing the subsidized coverage to the extent of the subsidy received. Because future anticipated retiree prescription drug plan liabilities and related subsidies are already reflected in Verizon's financial statements, this change in law required Verizon to reduce the value of the related tax benefits recognized in its financial statements in the period during which the Health Care Act was enacted.

The amounts of cash taxes paid are as follows:

(dollars in millions)

Years Ended December 31,	2012	2011	2010
Income taxes, net of amounts refunded	**$ 351**	$ 762	$ 430
Employment taxes	**1,308**	1,328	1,372
Property and other taxes	**1,727**	1,883	1,963
Total	**$ 3,386**	$ 3,973	$ 3,765

Deferred taxes arise because of differences in the book and tax bases of certain assets and liabilities. Significant components of deferred tax assets and liabilities are as follows:

At December 31,	2012	2011
	(dollars in millions)	
Employee benefits	**$ 13,644**	$ 13,119
Tax loss and credit carry forwards	**4,819**	5,170
Uncollectible accounts receivable	**206**	224
Other – assets	**1,050**	952
	19,719	19,465
Valuation allowances	**(2,041)**	(2,376)
Deferred tax assets	**17,678**	17,089
Former MCI intercompany accounts receivable basis difference	**1,275**	1,435
Depreciation	**13,953**	13,743
Leasing activity	**1,208**	1,569
Wireless joint venture including wireless licenses	**22,171**	21,778
Other – liabilities	**1,320**	1,233
Deferred tax liabilities	**39,927**	39,758
Net deferred tax liability	**$ 22,249**	$ 22,669

At December 31, 2012, undistributed earnings of our foreign subsidiaries indefinitely invested outside of the United States amounted to approximately $1.8 billion. The majority of Verizon's cash flow is generated from domestic operations and we are not dependent on foreign cash or earnings to meet our funding requirements, nor do we intend to repatriate these undistributed foreign earnings to fund U.S. operations. Furthermore, a portion of these undistributed earnings represents amounts that legally must be kept in reserve in accordance with certain foreign jurisdictional requirements and are unavailable for distribution or repatriation. As a result, we have not provided U.S. deferred taxes on these undistributed earnings because we intend that they will remain indefinitely reinvested outside of the United States and therefore unavailable for use in funding U.S. operations. Determination of the amount of unrecognized deferred taxes related to these undistributed earnings is not practicable.

At December 31, 2012, we had net after tax loss and credit carry forwards for income tax purposes of approximately $4.6 billion. Of these net after tax loss and credit carry forwards, approximately $4.0 billion will expire between 2013 and 2032 and approximately $0.6 billion may be carried forward indefinitely. The amount of net after tax loss and credit carry forwards reflected as a deferred tax asset above has been reduced by approximately $0.1 billion at December 31, 2012 and 2011, respectively, due to federal and state tax law limitations on utilization of net operating losses.

During 2012, the valuation allowance decreased approximately $0.3 billion. The balance of the valuation allowance at December 31, 2012 and the 2012 activity is primarily related to state and foreign tax losses and credit carry forwards.

Unrecognized Tax Benefits

A reconciliation of the beginning and ending balance of unrecognized tax benefits is as follows:

	2012	2011	2010
		(dollars in millions)	
Balance at January 1,	**$ 3,078**	$ 3,242	$ 3,400
Additions based on tax positions related to the current year	**131**	111	231
Additions for tax positions of prior years	**92**	456	476
Reductions for tax positions of prior years	**(415)**	(644)	(569)
Settlements	**100**	(56)	(256)
Lapses of statutes of limitations	**(43)**	(31)	(40)
Balance at December 31,	**$ 2,943**	$ 3,078	$ 3,242

Included in the total unrecognized tax benefits at December 31, 2012, 2011 and 2010 is $2.1 billion, $2.2 billion and $2.1 billion, respectively, that if recognized, would favorably affect the effective income tax rate.

We recognized the following net after tax benefits related to interest and penalties in the provision for income taxes:

Years Ended December 31,	(dollars in millions)
2012	**$ 82**
2011	60
2010	29

The after-tax accruals for the payment of interest and penalties in the consolidated balance sheets are as follows:

At December 31,	(dollars in millions)
2012	**$ 386**
2011	470

Verizon and/or its subsidiaries file income tax returns in the U.S. federal jurisdiction, and various state, local and foreign jurisdictions. As a large taxpayer, we are under audit by the Internal Revenue Service (IRS) and multiple state and foreign jurisdictions for various open tax years. The IRS commenced its examination of the Company's U.S. income tax returns for tax years 2007-2009 in the third quarter of 2012. Significant tax examinations are ongoing in Italy and New York City for tax years as early as 2000. The amount of unrecognized tax benefits will change in the next twelve months due to the resolution of various income tax matters, including the resolution of tax litigation in Canada in the first quarter of 2013. An estimate of the range of the possible change cannot be made until these tax matters are further developed or resolved. The impacts of the favorable resolution of the Canada litigation will be accounted for in the first quarter of 2013.

NOTE 13

SEGMENT INFORMATION

Reportable Segments

We have two reportable segments, which we operate and manage as strategic business units and organize by products and services. We measure and evaluate our reportable segments based on segment operating income, consistent with the chief operating decision maker's assessment of segment performance.

Corporate, eliminations and other includes unallocated corporate expenses, intersegment eliminations recorded in consolidation, the results of other businesses, such as our investments in unconsolidated businesses, pension and other employee benefit related costs, lease financing, as well as the historical results of divested operations and other adjustments and gains and losses that are not allocated in assessing segment performance due to their non-operational nature. Although such transactions are excluded from the business segment results, they are included in reported consolidated earnings. Gains and losses that are not individually significant are included in all segment results as these items are included in the chief operating decision maker's assessment of segment performance.

The reconciliation of segment operating revenues and expenses to consolidated operating revenues and expenses below also includes those items of a non-recurring or non-operational nature. We exclude from segment results the effects of certain items that management does not consider in assessing segment performance, primarily because of their non-recurring or non-operational nature.

In order to comply with regulatory conditions related to the acquisition of Alltel in January 2009, Verizon Wireless divested overlapping properties in 105 operating markets in 24 states during the first half of 2010. In addition, on July 1, 2010, certain of Verizon's local exchange business and related activities in 14 states were spun off (see Note 2). Accordingly, the historical Verizon Wireless and Wireline results for these operations have been reclassified to Corporate and Other to reflect comparable segment operating results.

We have adjusted prior-period consolidated and segment information, where applicable, to conform to current year presentation.

Our segments and their principal activities consist of the following:

Segment	Description
Verizon Wireless	Verizon Wireless' communications products and services include wireless voice and data services and equipment sales, which are provided to consumer, business and government customers across the United States.
Wireline	Wireline's voice, data and video communications products and enhanced services include local and long distance voice, broadband Internet access and video, corporate networking solutions, data center and cloud services and security and managed network services. We provide these products and services to consumers in the United States, as well as to carriers, businesses and government customers both in the United States and in over 150 other countries around the world.

The following table provides operating financial information for our two reportable segments:

(dollars in millions)

2012	Verizon Wireless	Wireline	Total Segments
External Operating Revenues			
Retail service	$ 61,383	$ –	$ 61,383
Other service	2,290	–	2,290
Service revenue	63,673	–	63,673
Equipment	8,010	–	8,010
Other	4,096	–	4,096
Consumer retail	–	14,043	14,043
Small business	–	2,648	2,648
Mass Markets	–	16,691	16,691
Strategic services	–	8,052	8,052
Core	–	7,240	7,240
Global Enterprise	–	15,292	15,292
Global Wholesale	–	6,177	6,177
Other	–	508	508
Intersegment revenues	89	1,112	1,201
Total operating revenues	75,868	39,780	115,648
Cost of services and sales	24,490	22,413	46,903
Selling, general and administrative expense	21,650	8,883	30,533
Depreciation and amortization expense	7,960	8,424	16,384
Total operating expenses	54,100	39,720	93,820
Operating income	$ 21,768	$ 60	$ 21,828
Assets	$ 142,485	$ 84,815	$ 227,300
Plant, property and equipment, net	34,545	52,911	87,456
Capital expenditures	8,857	6,342	15,199

(dollars in millions)

2011	Verizon Wireless	Wireline	Total Segments
External Operating Revenues			
Retail service	$ 56,601	$ –	$ 56,601
Other service	2,497	–	2,497
Service revenue	59,098	–	59,098
Equipment	7,446	–	7,446
Other	3,517	–	3,517
Consumer retail	–	13,605	13,605
Small business	–	2,720	2,720
Mass Markets	–	16,325	16,325
Strategic services	–	7,607	7,607
Core	–	8,014	8,014
Global Enterprise	–	15,621	15,621
Global Wholesale	–	6,795	6,795
Other	–	704	704
Intersegment revenues	93	1,237	1,330
Total operating revenues	70,154	40,682	110,836
Cost of services and sales	24,086	22,158	46,244
Selling, general and administrative expense	19,579	9,107	28,686
Depreciation and amortization expense	7,962	8,458	16,420
Total operating expenses	51,627	39,723	91,350
Operating income	$ 18,527	$ 959	$ 19,486
Assets	$ 147,378	$ 86,185	$ 233,563
Plant, property and equipment, net	33,451	54,149	87,600
Capital expenditures	8,973	6,399	15,372

(dollars in millions)

2010	Verizon Wireless	Wireline	Total Segments
External Operating Revenues			
Retail service	$ 53,267	$ –	$ 53,267
Other service	2,321	–	2,321
Service revenue	55,588	–	55,588
Equipment	4,412	–	4,412
Other	3,341	–	3,341
Consumer retail	–	13,419	13,419
Small business	–	2,828	2,828
Mass Markets	–	16,247	16,247
Strategic services	–	6,602	6,602
Core	–	8,712	8,712
Global Enterprise	–	15,314	15,314
Global Wholesale	–	7,526	7,526
Other	–	858	858
Intersegment revenues	66	1,282	1,348
Total operating revenues	63,407	41,227	104,634
Cost of services and sales	19,245	22,618	41,863
Selling, general and administrative expense	18,082	9,372	27,454
Depreciation and amortization expense	7,356	8,469	15,825
Total operating expenses	44,683	40,459	85,142
Operating income	$ 18,724	$ 768	$ 19,492
Assets	$ 138,863	$ 83,849	$ 222,712
Plant, property and equipment, net	32,253	54,594	86,847
Capital expenditures	8,438	7,269	15,707

Reconciliation to Consolidated Financial Information

A reconciliation of the segment operating revenues to consolidated operating revenues is as follows:

			(dollars in millions)
Years Ended December 31,	**2012**	2011	2010
Operating Revenues			
Total reportable segments	**$ 115,648**	$ 110,836	$ 104,634
Reconciling items:			
Deferred revenue adjustment (see Note 1)	**–**	–	(235)
Impact of divested operations	**–**	–	2,407
Corporate, eliminations and other	**198**	39	(241)
Consolidated operating revenues	**$ 115,846**	$ 110,875	$ 106,565

A reconciliation of the total of the reportable segments' operating income to consolidated Income before provision for income taxes is as follows:

			(dollars in millions)
Years Ended December 31,	**2012**	2011	2010
Operating Income			
Total segment operating income	**$ 21,828**	$ 19,486	$ 19,492
Merger integration and acquisition related charges (see Note 2)	**–**	–	(867)
Access line spin-off related charges (see Note 2)	**–**	–	(407)
Litigation settlements (see Note 16)	**(384)**	–	–
Severance, pension and benefit charges (see Note 11)	**(7,186)**	(5,954)	(3,054)
Deferred revenue adjustment (see Note 1)	**–**	–	(235)
Impact of divested operations (see Note 2)	**–**	–	755
Other costs (see Note 8)	**(276)**	–	–
Corporate, eliminations and other	**(822)**	(652)	(1,039)
Consolidated operating income	**13,160**	12,880	14,645
Equity in earnings of unconsolidated businesses	**324**	444	508
Other income and (expense), net	**(1,016)**	(14)	54
Interest expense	**(2,571)**	(2,827)	(2,523)
Income Before Provision for Income Taxes	**$ 9,897**	$ 10,483	$ 12,684

A reconciliation of the total of the reportable segments' assets to consolidated assets is as follows:

		(dollars in millions)
At December 31,	**2012**	2011
Assets		
Total reportable segments	**$ 227,300**	$ 233,563
Corporate, eliminations and other	**(2,078)**	(3,102)
Total consolidated	**$ 225,222**	$ 230,461

We generally account for intersegment sales of products and services and asset transfers at current market prices. No single customer accounted for more than 10% of our total operating revenues during the years ended December 31, 2012, 2011 and 2010. International operating revenues and long-lived assets are not significant.

NOTE 14

COMPREHENSIVE INCOME

Comprehensive income consists of net income and other gains and losses affecting equity that, under GAAP, are excluded from net income. Significant changes in the components of Other comprehensive income, net of provision for income taxes are described below.

Foreign Currency Translation Adjustments
The change in Foreign currency translation adjustments during 2012, 2011 and 2010 was primarily related to our investment in Vodafone Omnitel N.V. and was primarily driven by the movements of the U.S. dollar against the Euro.

Net Unrealized Gains (Losses) on Cash Flow Hedges
During 2012, 2011 and 2010, Unrealized gains (losses) on cash flow hedges included in Other comprehensive income attributable to noncontrolling interest, primarily reflect activity related to a cross currency swap (see Note 9). Reclassification adjustments for gains (losses) realized in net income were not significant.

Net Unrealized Gains (Losses) on Marketable Securities
During 2012, 2011 and 2010, reclassification adjustments on marketable securities for gains (losses) realized in net income were not significant.

Defined Benefit Pension and Postretirement Plans
The change in Defined benefit pension and postretirement plans of $0.9 billion, net of taxes of $0.6 billion at December 31, 2012 was primarily a result of plan amendments.

The change in Defined benefit pension and postretirement plans of $0.3 billion, net of taxes of $0.2 billion at December 31, 2011 was primarily a result of plan amendments.

Accumulated Other Comprehensive Income
The components of Accumulated other comprehensive income were as follows:

(dollars in millions)

At December 31,	**2012**	2011
Foreign currency translation adjustments	**$ 793**	$ 724
Net unrealized gain on cash flow hedges	**88**	156
Unrealized gain on marketable securities	**101**	72
Defined benefit pension and postretirement plans	**1,253**	317
Accumulated Other Comprehensive Income	**$ 2,235**	$ 1,269

NOTE 15

ADDITIONAL FINANCIAL INFORMATION

The tables that follow provide additional financial information related to our consolidated financial statements:

Income Statement Information

			(dollars in millions)
Years Ended December 31,	**2012**	2011	2010
Depreciation expense	**$ 14,920**	$ 14,991	$ 14,593
Interest costs on debt balances	**2,977**	3,269	3,487
Capitalized interest costs	**(406)**	(442)	(964)
Advertising expense	**2,381**	2,523	2,451

Balance Sheet Information

		(dollars in millions)
At December 31,	**2012**	2011
Accounts Payable and Accrued Liabilities		
Accounts payable	**$ 4,740**	$ 4,194
Accrued expenses	**4,608**	3,786
Accrued vacation, salaries and wages	**5,006**	4,857
Interest payable	**632**	774
Taxes payable	**1,196**	1,078
	$ 16,182	$ 14,689
Other Current Liabilities		
Advance billings and customer deposits	**$ 3,554**	$ 3,411
Dividends payable	**1,494**	1,440
Special distribution to noncontrolling interest	**–**	4,500
Other	**1,357**	1,872
	$ 6,405	$ 11,223

Cash Flow Information

			(dollars in millions)
Years Ended December 31,	**2012**	2011	2010
Cash Paid			
Interest, net of amounts capitalized	**$ 1,971**	$ 2,629	$ 2,433

Common stock has been used from time to time to satisfy some of the funding requirements of employee and shareowner plans, including 24.6 million common shares issued from Treasury stock during 2012, related to dividend payments, which had an aggregate value of $1.0 billion.

NOTE 16

COMMITMENTS AND CONTINGENCIES

In the ordinary course of business Verizon is involved in various commercial litigation and regulatory proceedings at the state and federal level. Where it is determined, in consultation with counsel based on litigation and settlement risks, that a loss is probable and estimable in a given matter, the Company establishes an accrual. In none of the currently pending matters is the amount of accrual material. An estimate of the reasonably possible loss or range of loss in excess of the amounts already accrued cannot be made at this time due to various factors typical in contested proceedings, including (1) uncertain damage theories and demands; (2) a less than complete factual record; (3) uncertainty concerning legal theories and their resolution by courts or regulators; and (4) the unpredictable nature of the opposing party and its demands. We continuously monitor these proceedings as they develop and adjust any accrual or disclosure as needed. We do not expect that the ultimate resolution of any pending regulatory or legal matter in future periods, including the Hicksville matter described below, will have a material effect on our financial condition, but it could have a material effect on our results of operations for a given reporting period.

During 2003, under a government-approved plan, remediation commenced at the site of a former Sylvania facility in Hicksville, New York that processed nuclear fuel rods in the 1950s and 1960s. Remediation beyond original expectations proved to be necessary and a reassessment of the anticipated remediation costs was conducted. A reassessment of costs related to remediation efforts at several other former facilities was also undertaken. In September 2005, the Army Corps of Engineers (ACE) accepted the Hicksville site into the Formerly Utilized Sites Remedial Action Program. This may result in the ACE performing some or all of the remediation effort for the Hicksville site with a corresponding decrease in costs to Verizon. To the extent that the ACE assumes responsibility for remedial work at the Hicksville site, an adjustment to a reserve previously established for the remediation may be made. Adjustments to the reserve may also be made based upon actual conditions discovered during the remediation at this or any other site requiring remediation.

Verizon is currently involved in approximately 50 federal district court actions alleging that Verizon is infringing various patents. Most of these cases are brought by non-practicing entities and effectively seek only monetary damages; a small number are brought by companies that sell products and seek injunctive relief as well. These cases have progressed to various degrees and a small number may go to trial in the coming 12 months if they are not otherwise resolved. In the third quarter of 2012, we settled a number of patent litigation matters, including cases with ActiveVideo Networks Inc. (ActiveVideo) and TiVo Inc. (TiVo). In connection with the settlements with ActiveVideo and TiVo, we recorded a charge of $0.4 billion in the third quarter of 2012 and will pay and recognize over the next six years an additional $0.2 billion.

In connection with the execution of agreements for the sales of businesses and investments, Verizon ordinarily provides representations and warranties to the purchasers pertaining to a variety of nonfinancial matters, such as ownership of the securities being sold, as well as indemnity from certain financial losses. From time to time, counterparties may make claims under these provisions, and Verizon will seek to defend against those claims and resolve them in the ordinary course of business.

Subsequent to the sale of Verizon Information Services Canada in 2004, we continue to provide a guarantee to publish directories, which was issued when the directory business was purchased in 2001 and had a 30-year term (before extensions). The preexisting guarantee continues, without modification, despite the subsequent sale of Verizon Information Services Canada and the spin-off of our domestic print and Internet yellow pages directories business. The possible financial impact of the guarantee, which is not expected to be adverse, cannot be reasonably estimated as a variety of the potential outcomes available under the guarantee result in costs and revenues or benefits that may offset each other. We do not believe performance under the guarantee is likely.

As of December 31, 2012, letters of credit totaling approximately $0.1 billion, which were executed in the normal course of business and support several financing arrangements and payment obligations to third parties, were outstanding.

We have several commitments primarily to purchase handsets and peripherals, equipment, software, programming and network services, and marketing activities, which will be used or sold in the ordinary course of business, from a variety of suppliers totaling $41.8 billion. Of this total amount, $29.6 billion is attributable to 2013, $7.5 billion is attributable to 2014 through 2015, $4.2 billion is attributable to 2016 through 2017 and $0.5 billion is attributable to years thereafter. These amounts do not represent our entire anticipated purchases in the future, but represent only those items that are the subject of contractual obligations. Our commitments are generally determined based on the noncancelable quantities or termination amounts. Purchases against our commitments for 2012 totaled approximately $16 billion. Since the commitments to purchase programming services from television networks and broadcast stations have no minimum volume requirement, we estimated our obligation based on number of subscribers at December 31, 2012, and applicable rates stipulated in the contracts in effect at that time. We also purchase products and services as needed with no firm commitment.

NOTE 17

QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

(dollars in millions, except per share amounts)

			Net Income (Loss) attributable to Verizon[1]			
Quarter Ended	Operating Revenues	Operating Income (Loss)	Amount	Per Share-Basic	Per Share-Diluted	Net Income (Loss)
2012						
March 31	**$ 28,242**	**$ 5,195**	**$ 1,686**	**$ .59**	**$ .59**	**$ 3,906**
June 30	**28,552**	**5,651**	**1,825**	**.64**	**.64**	**4,285**
September 30	**29,007**	**5,483**	**1,593**	**.56**	**.56**	**4,292**
December 31	**30,045**	**(3,169)**	**(4,229)**	**(1.48)**	**(1.48)**	**(1,926)**
2011						
March 31	$ 26,990	$ 4,453	$ 1,439	$ .51	$ .51	$ 3,264
June 30	27,536	4,892	1,609	.57	.57	3,604
September 30	27,913	4,647	1,379	.49	.49	3,542
December 31	28,436	(1,112)	(2,023)	(.71)	(.71)	(212)

- Results of operations for the third quarter of 2012 include after-tax charges attributable to Verizon of $0.2 billion related to legal settlements.
- Results of operations for the fourth quarter of 2012 include after-tax charges attributable to Verizon of $5.3 billion related to severance, pension and benefit charges and early debt redemption and other costs.
- Results of operations for the third quarter of 2011 include after-tax charges attributable to Verizon of $0.2 billion related to severance, pension and benefit charges.
- Results of operations for the fourth quarter of 2011 include after-tax charges attributable to Verizon of $3.5 billion relat ed to severance, pension and benefit charges and costs related to the early redemption of debt.

(1) Net income (loss) attributable to Verizon per common share is computed independently for each quarter and the sum of the quarters may not equal the annual amount.

BOARD OF DIRECTORS

Richard L. Carrión
Chairman, President and Chief Executive Officer
Popular, Inc.
and Chairman, President and Chief Executive Officer
Banco Popular de Puerto Rico

Melanie L. Healey
Group President – North America and Global HSM Channel
The Procter & Gamble Company

M. Frances Keeth
Retired Executive Vice President
Royal Dutch Shell plc

Robert W. Lane
Retired Chairman and Chief Executive Officer
Deere & Company

Lowell C. McAdam
Chairman and Chief Executive Officer
Verizon Communications Inc.

Sandra O. Moose
President
Strategic Advisory Services LLC

Joseph Neubauer
Chairman
ARAMARK Holdings Corporation

Donald T. Nicolaisen
Former Chief Accountant
United States Securities and Exchange Commission

Clarence Otis, Jr.
Chairman and Chief Executive Officer
Darden Restaurants, Inc.

Hugh B. Price
Visiting Professor and Lecturer
Woodrow Wilson School of Public and International Affairs, Princeton University
and *Non-Resident Senior Fellow*
The Brookings Institution

Rodney E. Slater
Partner
Patton Boggs LLP

Kathryn A. Tesija
Executive Vice President, Merchandising and Supply Chain
Target Corporation

Gregory D. Wasson*
President and Chief Executive Officer
Walgreen Co.

---

* Gregory D. Wasson was elected to the Board in 2013.

CORPORATE OFFICERS AND EXECUTIVE LEADERSHIP

Lowell C. McAdam
Chairman and Chief Executive Officer

Francis J. Shammo
Executive Vice President and Chief Financial Officer

Robert J. Barish
Senior Vice President and Controller

Roy H. Chestnutt
Executive Vice President –
Strategy, Development and Planning

Matthew D. Ellis
Senior Vice President and Treasurer

Roger Gurnani
Executive Vice President and Chief Information Officer

Holyce E. Hess Groos
Senior Vice President – Operational Excellence and Process Transformation

William L. Horton, Jr.
Senior Vice President, Deputy General Counsel and Corporate Secretary

Rose M. Kirk
President – Verizon Foundation

Daniel S. Mead
Executive Vice President and President and Chief Executive Officer –
Verizon Wireless

Anthony J. Melone
Executive Vice President and Chief Technology Officer

Randal S. Milch
Executive Vice President – Public Policy *and General Counsel*

W. Robert Mudge
President –
Consumer and Mass Business Markets

Marc C. Reed
Executive Vice President and Chief Administrative Officer

Shane A. Sanders
Senior Vice President – Internal Auditing

Michael T. Stefanski
Senior Vice President – Investor Relations

John G. Stratton
Executive Vice President and President –
Verizon Enterprise Solutions

INVESTOR INFORMATION

Stock Transfer Agent and Registrar
Questions or requests for assistance regarding changes to or transfers of your registered stock ownership should be directed to our Transfer Agent, Computershare Trust Company, N.A. at:

Verizon Communications Shareowner Services
c/o Computershare
P.O. Box 43078
Providence, RI 02940-3078
Phone: 800 631-2355
Website: www.computershare.com/verizon
Email: verizon@computershare.com

Persons outside the U.S. may call: 781 575-3994

Persons using a telecommunications device for the deaf (TDD) may call: 800 952-9245

Shareowner Services
Please contact our Transfer Agent regarding information on the following services:

Online Account Access — Registered shareowners can view account information online at: www.computershare.com/verizon.

Click on "Create Login" to register. For existing users, click on "Login."

Direct Dividend Deposit Service — Verizon offers an electronic funds transfer service to registered shareowners wishing to deposit dividends directly into savings or checking accounts on dividend payment dates.

Direct Invest Stock Purchase and Ownership Plan — Verizon offers a direct stock purchase and share ownership plan. The plan allows current and new investors to purchase common stock and to reinvest the dividends toward the purchase of additional shares. For more information, go to www22.verizon.com/investor/directinvest.

Electronic Delivery — Verizon is acting to conserve natural resources in a variety of ways. We are proud to offer shareowners an opportunity to be environmentally responsible. By receiving links to proxy, annual report and shareowner materials online, you can help Verizon reduce the amount of materials we print and mail. As a thank you for choosing electronic delivery, Verizon will plant a tree on your behalf. It's fast and easy, and you can change your electronic delivery options at any time. Sign up at www.eTree.com/verizon. If your shares are held by a broker, bank or other nominee, you may elect to receive an electronic copy of the annual report and proxy materials online at www.proxyvote.com, or you can contact your broker.

Investor Services
Investor Website — Get company information and news on our investor website — www.verizon.com/investor.

Email Alerts — Get the latest investor information delivered directly to you. Subscribe to Email alerts at our investor website.

Stock Market Information
Shareowners of record at December 31, 2012: 614,409

Verizon (ticker symbol: VZ) is listed on the New York Stock Exchange and the NASDAQ Global Select Market. Verizon is also listed on the London Stock Exchange.

Dividend Information
At its September 2012 meeting, the Board of Directors increased our quarterly dividend 3.0 percent. On an annual basis, this increased Verizon's dividend to $2.06 per share. Dividends have been paid since 1984.

Form 10-K
To receive a printed copy of the 2012 Annual Report on Form 10-K, which is filed with the U.S. Securities and Exchange Commission, contact Investor Relations:

Verizon Communications Inc.
Investor Relations
One Verizon Way
Basking Ridge, NJ 07920
Phone: 212 395-1525

Corporate Governance
Verizon's Corporate Governance Guidelines are available on our investor website — www.verizon.com/investor.

If you would prefer to receive a printed copy by mail, please contact the Assistant Corporate Secretary:

Verizon Communications Inc.
Assistant Corporate Secretary
140 West Street, 29th Floor
New York, NY 10007



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Verizon Communications Inc.
140 West Street
New York, New York 10007

March 18, 2013

Dear Fellow Shareholders:

On behalf of the Board of Directors, we invite you to attend Verizon's 2013 Annual Meeting of Shareholders. The meeting will be held on Thursday, May 2, 2013 at 10:30 a.m., local time, at the DoubleTree by Hilton Tulsa Downtown, 616 W. 7th Street, Tulsa, Oklahoma. You can find directions to the meeting on the admission ticket attached to your proxy card or Notice of Internet Availability of Proxy Materials, in the proxy statement and online at www.verizon.com/investor.

The annual meeting is an opportunity to discuss matters of general interest to Verizon's shareholders and for you to vote on the items included in the proxy statement. At this year's meeting, you will be asked to elect Directors, ratify the appointment of the independent registered public accounting firm, cast an advisory vote to approve Verizon's executive compensation, approve Verizon's amended 2009 Long-Term Incentive Plan pursuant to Internal Revenue Code Section 162(m) and consider six shareholder proposals. The Board of Directors recommends that you vote FOR items 1 through 4 and AGAINST items 5 through 10.

Only Verizon shareholders may attend the annual meeting. If you are a registered Verizon shareholder, your admission ticket is attached to your proxy card or Notice of Internet Availability of Proxy Materials. If you hold your shares through a bank, broker or other institution, the proxy statement explains how to obtain an admission ticket at the meeting.

Your vote is very important. Please take the time to vote so that your shares are represented at the meeting. We appreciate your participation and your ongoing interest in Verizon.

Sincerely,

Lowell McAdam

Chairman and Chief Executive Officer

Your vote is important. Please vote promptly.

You may vote online, by telephone or by signing, dating and returning the enclosed proxy card.



Notice of Annual Meeting of Shareholders

Time and Date 10:30 a.m., local time, on May 2, 2013

Place DoubleTree by Hilton Tulsa Downtown
616 W. 7th Street
Tulsa, Oklahoma 74127

Items of Business

- Elect the 13 Directors identified in the accompanying proxy statement
- Ratify the appointment of the independent registered public accounting firm
- Provide an advisory vote to approve Verizon's executive compensation
- Approve Verizon's amended 2009 Long-Term Incentive Plan pursuant to Internal Revenue Code Section 162(m)
- Act upon the shareholder proposals described in the proxy statement that are properly presented at the meeting
- Consider any other business that is properly brought before the meeting

How to Vote If you are a registered shareholder, you may vote online at www.envisionreports.com/vz, by telephone or by mailing a proxy card. You may also vote in person at the annual meeting. If you hold shares through a bank, broker or other institution, you may vote your shares by any method specified on the voting instruction form that they provide. We encourage you to vote your shares as soon as possible.

By Order of the Board of Directors,

William L. Horton, Jr.
Senior Vice President,
Deputy General Counsel and
Corporate Secretary

March 18, 2013

Important Notice Regarding Availability of Proxy Materials for Verizon's Shareholder Meeting to be Held on May 2, 2013

The Proxy Statement and Annual Report to Shareowners are available at www.edocumentview.com/vz

Proxy Statement

We are mailing this proxy statement to our shareholders beginning on March 18, 2013, and it is also available online at www.edocumentview.com/vz or, if you are a registered holder, at www.envisionreports.com/vz. The Board of Directors is soliciting proxies in connection with the 2013 Annual Meeting of Shareholders and encourages you to read this proxy statement and vote your shares online, by telephone or by mailing your proxy card.

Table of Contents

Proxy Statement Summary

This summary highlights information contained elsewhere in this proxy statement. This summary does not contain all of the information you should consider, and you should read the entire proxy statement before voting. For more complete information regarding Verizon's 2012 performance, please review Verizon's Annual Report to Shareowners.

Annual Meeting Details

Date and Time	May 2, 2013, 10:30 a.m., local time
Place	DoubleTree by Hilton Tulsa Downtown 616 W. 7th Street Tulsa, Oklahoma 74127
Record Date	March 4, 2013
Voting	Shareholders as of the record date are entitled to vote. Each share of Verizon stock is entitled to one vote for each Director nominee and one vote for each of the other proposals to be voted on.

Agenda Items and Board Recommendations

Proposal		Board's Recommendation	Page *(for more information)*
Item 1	Election of Directors	FOR each nominee	11
Item 2	Ratification of Auditors	FOR	18
Item 3	Advisory Vote to Approve Executive Compensation	FOR	19
Item 4	Approval of Verizon's amended 2009 Long-Term Incentive Plan pursuant to Internal Revenue Code Section 162(m)	FOR	20
Shareholder Proposals:			
Item 5	Network Neutrality	AGAINST	26
Item 6	Lobbying Activities	AGAINST	27
Item 7	Proxy Access Bylaw	AGAINST	29
Item 8	Severance Approval Policy	AGAINST	31
Item 9	Shareholder Right to Call a Special Meeting	AGAINST	32
Item 10	Shareholder Right to Act by Written Consent	AGAINST	33

2012 Company Highlights

Verizon provides telecommunications services and solutions to individual, business and government customers in the United States and around the world. These services and solutions are enabled by the most extensive 4G long term evolution (LTE) wireless network in the United States, the most reliable 3G wireless network, the country's only large-scale fiber to the home broadband network and the world's largest private internet protocol network.

Advances in technology have changed the ways that our customers interact in their personal and professional lives and that businesses operate. To meet the changing needs of our customers and the changing technological landscape, we are transforming our business to focus on the growing areas of wireless data, wireline data and strategic business services, including cloud computing services.

During 2012 Verizon continued to take significant steps in its strategic transformation to deliver advanced services and solutions to its customers, further focusing Verizon's asset base around its fastest growing businesses.

These include the following strategic successes:

- Exceeding our already aggressive roll-out schedule for the 4G LTE wireless network by covering 476 markets and over 273 million people and having almost 50% of our wireless data traffic on our LTE network by the end of the year;
- Being the first major wireless carrier to move to account-based wireless billing with our "Share Everything Plan," thereby establishing the business model for the future growth of consumer-oriented wireless data devices;
- Expanding FiOS penetration to 33% for the video service and 37% for the Internet service and exceeding our target for migrations of residential customers from our legacy copper network to our fiber network; and
- Expanding our enterprise strategic services business through the purchase of Hughes Telematics and integrating our strategic cloud-related acquisitions.

In addition, under the leadership of its Board of Directors and management team, Verizon delivered strong financial and operating results in 2012. Highlights of Verizon's 2012 performance and notable achievements include the following:

- Delivered a 13.2% total return to shareholders;
- Increased the quarterly dividend by 3%, the 6th consecutive year with a dividend increase;
- $2.24 in adjusted earnings per common share (EPS)[1];
- $115.8 billion in consolidated total revenue;
- $15.3 billion of free cash flow[1]; and
- A capital expenditure to revenue ratio of 14.0%, representing improved capital efficiency over the ratio of 14.7% for 2011.

[1] A reconciliation of non-GAAP measures to the most directly comparable GAAP measures can be found in Appendix C to this proxy statement.

These results are consistent with our goal of driving long-term shareholder returns. The chart below reflects how $100 invested in Verizon stock on December 31, 2007 would have grown to $140.15 on December 31, 2012, with dividends reinvested quarterly. It also shows how $100 invested in the Related Dow Peers* (as described beginning on page 38 and in Appendix B) and $100 invested in the S&P 500 Index on December 31, 2007, with dividends reinvested, would have grown over the same five-year period. We believe this performance is the result of Verizon's success in effecting the business transformation discussed above and is the kind of performance that our executive compensation program is designed to encourage and reward.


Comparison of Five-Year Cumulative Total Shareholder Return
Verizon
S&P 500
Related Dow Peers*
$150
$140
$130
$120
$110
$100
$90
$80
$70
$60
2007
2008
2009
2010
2011
2012
$140.15
$121.98
$108.59

* Total shareholder return based on equal weighting methodology.

Director Nominees

Verizon's Directors are elected for one-year terms by a majority of the votes cast. Additional information about each Director and his or her qualifications may be found beginning on page 11 of this proxy statement.

Name	Age*	Director Since	Primary Occupation	Independent	Committee Memberships Audit	HRC	CGPC
Richard L.Carrión	60	1997	Chairman, President and CEO, Popular, Inc. and Banco Popular de Puerto Rico	√		√	√
Melanie L. Healey	51	2011	Group President–North America and Global Hyper, Super, Mass Channel, The Procter & Gamble Company	√		√	
M. Frances Keeth	66	2006	Retired Executive Vice President, Royal Dutch Shell plc	√	FE	√	
Robert W. Lane	63	2004	Retired Chairman and CEO, Deere & Company	√	FE	√	
Lowell C. McAdam	58	2011	Chairman and CEO, Verizon				
Sandra O. Moose (PD)	71	2000	President, Strategic Advisory Services	√	FE		C
Joseph Neubauer	71	1995	Chairman, ARAMARK Holdings Corporation and ARAMARK Corporation	√		C	
Donald T. Nicolaisen	68	2005	Retired Chief Accountant of the U.S. Securities and Exchange Commission	√	C, FE		√
Clarence Otis, Jr.	56	2006	Chairman and CEO, Darden Restaurants, Inc.	√	FE	√	
Hugh B. Price	71	1997	Visiting Professor and Lecturer, Princeton University, and Non-Resident Senior Fellow, The Brookings Institution	√			√
Rodney E. Slater	58	2010	Partner, Patton Boggs LLP	√			√
Kathryn A. Tesija	50	2012	Executive Vice President, Merchandising and Supply Chain, Target Corporation	√			
Gregory D. Wasson	54	2013	President and CEO, Walgreen Co.	√			

* Ages are as of March 8, 2013
C Committee Chair
CGPC Corporate Governance and Policy Committee
FE Audit Committee Financial Expert
HRC Human Resources Committee
PD Presiding Director

Auditors

Consistent with our approach to good governance, we are asking shareholders to ratify the Audit Committee's appointment of Ernst & Young LLP as Verizon's independent registered public accounting firm for 2013. Information on fees paid to Ernst & Young in 2012 and 2011 may be found on page 18.

Executive Compensation and Pay for Performance

This proxy statement discusses the compensation of the Chief Executive Officer, the Chief Financial Officer and the three other most highly compensated executives at Verizon, to whom we collectively refer as the "named executive officers." The primary objectives of Verizon's compensation program are to align executives' and shareholders' interests through the use of performance-based compensation and to attract, retain and motivate high-performing executives.

Approximately 90% of our named executive officers' annual total compensation opportunity is variable, at risk and incentive-based. The primary components of our executive compensation program and their approximate percentage of the total compensation opportunity are as follows:

- 10% Fixed pay – annual cash base salary
- 90% Variable, performance-based pay – comprised of an annual short-term incentive paid in cash based on achievement of pre-established performance goals and a long-term incentive in the form of an equity-based award that vests after 3 years and is composed of performance stock units (PSUs) and restricted stock units

To further strengthen the link between pay and performance in the executive compensation program, in 2012 we made the following changes to our executive compensation program:

- **Incentivized stronger short-term performance** by widening the payout range of the short-term incentive awards to provide for potentially lower payouts for below target performance and potentially higher payouts for above target performance;
- **Incentivized stronger long-term performance** by lowering the percent of the PSU awards that vest at the threshold level of relative total shareholder return (TSR) performance and by changing the TSR vesting scale so that each incremental percentage of achievement between the threshold and maximum performance levels results in a corresponding change in the percent of the awards that vest; and
- **Aligned the compensation program with Verizon's long-term business objectives** by providing that a portion of the annual PSU grant will vest based on the Company's cumulative free cash flow results.

Our executive compensation program, including these and other 2012 key compensation decisions, is discussed in more detail in the Compensation Discussion and Analysis beginning on page 35.

Set forth below is the 2012 compensation for each named executive officer, as required to be reported in the Summary Compensation Table pursuant to U.S. Securities and Exchange Commission (SEC) rules. Please see the notes accompanying the Summary Compensation Table on page 51 for more information.

Name and Principal Position	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Lowell C. McAdam Chairman & CEO	1,400,000	0	8,750,055	0	3,150,000	213,468	535,577	14,049,100
Daniel S. Mead Executive Vice President & President & CEO - Verizon Wireless Joint Venture	794,231	0	4,200,026	0	792,000	388,096	225,253	6,399,606
Francis J. Shammo Executive Vice President & CFO	698,077	0	3,675,003	0	693,000	9,004	139,841	5,214,925
John G. Stratton Executive Vice President & President - Verizon Enterprise	673,558	0	3,543,796	0	668,250	31,776	143,629	5,061,009
Randal S. Milch Executive Vice President & General Counsel*	648,077	0	3,250,020	0	643,500	58,366	125,949	4,725,912

* Effective January 1, 2013, Mr. Milch was appointed Executive Vice President – Public Policy and General Counsel.

Approval of Verizon's amended 2009 Long-Term Incentive Plan pursuant to Internal Revenue Code Section 162(m)

We are asking shareholders to approve Verizon's amended 2009 Long-Term Incentive Plan (the Plan) pursuant to Internal Revenue Code Section 162(m). Approval of this proposal will constitute approval of the material terms of the performance goals and award limits for performance-based awards, so as to continue to allow Verizon the opportunity to make awards under the Plan that are tax deductible in compliance with the "performance-based" compensation exception to Section 162(m) of the U.S. Internal Revenue Code and permit Verizon to claim an income tax deduction for the payment of such awards.

We are not asking shareholders to approve additional shares under the Plan or any other changes to terms of the Plan as they were approved by shareholders in 2009.

Shareholder Proposals

In accordance with SEC rules, we have included in this proxy statement six proposals submitted by shareholders for consideration. The proposals can be found beginning on page 26. For the reasons set forth following each proposal, the Board recommends a vote AGAINST each of the proposals.

Additional Information and Frequently Asked Questions

We provide more information about the annual meeting and voting, as well as answers to many frequently asked questions, in the "Additional Information and Frequently Asked Questions" section beginning on page 66.

About Verizon's Governance Practices

Commitment to Good Governance Practices

The Board of Directors is committed to maintaining high standards of corporate governance. The Corporate Governance and Policy Committee is responsible for ensuring that the membership, structure, policies and practices of the Board and its Committees facilitate the effective exercise of the Board's role in the governance of Verizon. The Board has approved Corporate Governance Guidelines that provide a framework for the operation of the Board and address key governance practices. The Corporate Governance and Policy Committee monitors developments in corporate governance, considers the views of Verizon's shareholders and periodically recommends that the Board make changes to its policies and practices or to the Guidelines.

A copy of the Guidelines is included in this proxy statement in Appendix A. We have also posted the Guidelines and other corporate governance materials, including Verizon's certificate of incorporation, bylaws, Committee charters and policies, on the Corporate Governance section of our website at www.verizon.com/investor. You can request copies of these materials from the Assistant Corporate Secretary at the address given under "Contacting Verizon."

Key Corporate Governance Provisions

Majority voting in Director elections	Verizon's bylaws provide for the election of Directors by a majority of the votes cast in uncontested elections. This provision can only be changed by a majority vote of the shareholders.
Shareholder right to call a special meeting of shareholders	Verizon's bylaws provide that, if the requirements set forth in the bylaws are met, the Board will call a special meeting of shareholders upon the request of a holder of at least 10% or holders of at least 25% of Verizon's outstanding common stock.
Independence standards	The Board has adopted standards for assessing the independence of our Directors, which are stricter than the standards required by the New York Stock Exchange, referred to as NYSE, or the Nasdaq Stock Market, referred to as Nasdaq. All non-employee Directors are independent. You can find more information about the independence of the non-employee Directors under "Independence" on page 3.
Board leadership	The Board evaluates its leadership structure annually. Currently, the Board is led by the Chairman in consultation with an empowered Presiding Director. You can find more information on the respective roles and responsibilities of the Chairman and Presiding Director, and why the Board believes that Verizon's shareholders are best served by this leadership structure, under "Board Leadership" beginning on page 3.
Stock ownership	The Guidelines provide that within three years of joining the Board, each Director shall acquire, and continue to hold during his or her tenure on the Board, Verizon stock with a value equivalent to three times the cash component of the annual Board retainer. Shares held by a Director in any deferral plan are included in determining the number of shares held.
Limits on board service	The Guidelines provide that a Director who serves as an executive officer of a public company should not serve on the board of more than three public companies, including the board of the company that

	employs him or her. Other Directors should not serve on more than six public company boards. The Guidelines also limit Verizon executive officers to serving on no more than two public company boards.
Director retirement policy	The Guidelines provide that a Director will retire from the Board the day before the Annual Meeting of Shareholders next following his or her 72nd birthday. In the event of a retirement pursuant to this policy, the size of the Board is reduced by one for each such retirement.
Shareholder approval of poison pill	Verizon does not have a shareholder rights plan, commonly referred to as a "poison pill." Under the Guidelines, if the Board decides to adopt a poison pill, it must be approved by shareholders within one year and then re-approved every three years.
Recapture of incentive payments	The Human Resources Committee of the Board has adopted a policy that enables Verizon to recapture and cancel incentive payments received by an executive who has engaged in financial misconduct to ensure that executives do not benefit from engaging in such misconduct.
Policy on shareholder ratification of executive severance agreements	Verizon will not enter into any new employment agreement or severance agreement with an executive officer that provides for severance benefits exceeding 2.99 times the sum of the executive's base salary plus non-equity incentive plan payment, without seeking shareholder ratification of the agreement. This policy is described in more detail on page 49.

Business Conduct and Ethics

Verizon is committed to operating our business with the highest level of integrity, responsibility and accountability. We have adopted a strict Code of Conduct that applies to all employees, including the CEO, the Chief Financial Officer and the Controller. The Code of Conduct describes each employee's responsibility to conduct business with the highest ethical standards and provides guidance in preventing, reporting and remediating potential compliance violations in key areas. Directors are expected to act in compliance with the spirit of the Code of Conduct, as well as comply with the specific ethical provisions of the Corporate Governance Guidelines. We have posted the Code of Conduct on the Corporate Governance section of our website at www.verizon.com/investor. You can also obtain a copy by writing to the Assistant Corporate Secretary at the address given under "Contacting Verizon."

The Board is strongly predisposed against waiving any of the business conduct and ethics provisions applicable to Directors or executive officers. In the event of a waiver, we will promptly disclose the Board's action on our website.

Related Person Transaction Policy

The Board has adopted the Related Person Transaction Policy that is included in the Guidelines. The Corporate Governance and Policy Committee reviews transactions involving Verizon and any of our Directors or executive officers or their immediate family members to determine if any of the individual participants has a material interest in the transaction. Based on the facts and circumstances of each case, the Committee may approve, disapprove, ratify or cancel the transaction or recommend another course of action. Any member of the Committee who is involved in a transaction under review cannot participate in the Committee's decision about that transaction.

From time to time Verizon may have employees who are related to our executive officers or Directors. Francis J. Shammo, Executive Vice President and Chief Financial Officer, has a brother-in-law who is employed by one of the Company's subsidiaries and earned approximately $351,000 in 2012. John G. Stratton, Executive Vice President and President – Verizon Enterprise, has a daughter who is employed by one of the Company's subsidiaries and earned approximately $124,000 in 2012. W. Robert Mudge, President – Consumer and Mass Business Markets, has a brother who is employed by one of the Company's subsidiaries and earned approximately $134,000 in 2012. In each case, the amount of compensation was commensurate with that of other employees in similar positions.

About the Board of Directors

Verizon's Board of Directors has the independence, professional experience, expertise and commitment to effectively oversee management's performance and act in the long-term best interests of shareholders.

Independence

Verizon's Corporate Governance Guidelines require that a substantial majority of the members of the Board be independent Directors. The Guidelines establish standards for evaluating the independence of each Director. A Director is considered independent if the Board finds that the Director is independent under the NYSE's and Nasdaq's governance standards and the additional standards included in the Guidelines, which identify the types of relationships that, if material, would impair a Director's independence. The standards set monetary thresholds at which the Board would consider the relationships to be material. To determine that a Director is independent, the Board must find that a Director does not have any relationship that is likely to impair his or her ability to act independently. The Board makes this determination by evaluating the facts and circumstances for each Director.

The Corporate Governance and Policy Committee conducts an annual review of the independence of members of the Board and its Committees and reports its findings to the full Board. Based on the recommendation of the Corporate Governance and Policy Committee, the Board has determined that the 12 incumbent non-employee Directors who are standing for election are independent: Richard L. Carrión, Melanie L. Healey, M. Frances Keeth, Robert W. Lane, Sandra O. Moose, Joseph Neubauer, Donald T. Nicolaisen, Clarence Otis, Jr., Hugh B. Price, Rodney E. Slater, Kathryn A. Tesija and Gregory D. Wasson. The Board also determined that John W. Snow, who retired from the Board in May 2012, was independent.

In determining the independence of Mr. Carrión, Ms. Healey, Mr. Neubauer, Mr. Otis, Mr. Price, Mr. Slater, Dr. Snow, Ms. Tesija and Mr. Wasson, the Board considered payments for telecommunications services that the companies that employ them made to Verizon. In determining Mr. Neubauer's independence, the Board also considered payments that Verizon made under a competitively bid contract for food and facility management services to the company that employs him. In determining Ms. Tesija's independence, the Board also considered payments that Verizon made to the company that employs her in connection with sales of Verizon's products and services in that company's stores. In determining Mr. Wasson's independence, the Board also considered payments for Workers' Compensation prescription benefits that Verizon made to the company that employs him. In applying the independence standards, the independent Directors have determined that these general business transactions and relationships were not material and do not impair the ability of those Directors to act independently.

Board Governance

Board Leadership

Each year, the Board elects one of its members to serve as Chairman. The Board reviews its governance structure and the qualifications of each Director and determines which Director is best qualified to chair the Board. The Board believes that Verizon and its shareholders are best served by having a Chairman who has a wide-ranging, in-depth knowledge of Verizon's business operations and the competitive landscape and who can best identify the strategic issues to be considered by the Board. Based on his extensive experience and knowledge of Verizon's competitive challenges and opportunities, the Board has determined that, at this time, the Chief Executive Officer is the Director best qualified to serve in the role of Chairman. At the same time, in order to maintain an appropriate level of independent checks and balances in its governance, the independent members of the Board have elected a Presiding Director who has the authority to review and approve the information provided to the Board and to provide independent leadership, including in the evaluation and compensation of the CEO. Dr. Sandra O. Moose is currently the Presiding Director. More specifically:

The Chairman:

- Chairs all meetings of the Board, other than executive sessions;
- Identifies strategic issues that should be considered for the Board agenda, subject to the approval of the Presiding Director; and
- Consults with the Presiding Director in the development of the schedule, agenda and materials for all meetings of the Board.

The Presiding Director:

- Chairs executive sessions, including the evaluation of the performance and compensation of the CEO;
- Chairs any meeting of the Board if the Chairman is not present;
- Approves the schedule, agenda and materials for all meetings of the Board, in consultation with the Chairman;
- Acts as liaison with the Chairman, in consultation with the other independent Directors who continue to have direct and complete access to the Chairman at any time they deem necessary or appropriate; and
- Presides over the Board's annual self-evaluation.

The Presiding Director has the authority to call meetings of the Board, as well as executive sessions of the Board, and will do so at the request of any other Director. Any shareholder or interested party may communicate directly with the Presiding Director.

The agenda for each Board meeting and the schedule of meetings are available to all Directors in advance so that any Director can review and request changes. In addition, all Directors have unrestricted access to management at all times and communicate informally with management on a variety of topics.

The Board believes that shareholders are best served by the Board's current leadership structure, because the Corporate Governance Guidelines and the Company's policies and procedures provide for an empowered, independent Presiding Director and the full involvement of the independent members of the Board in the Board's operations and its decision making.

Attendance at Meetings

In 2012, the Board of Directors held 10 meetings, including seven regularly scheduled meetings and three special meetings. No Director standing for election attended fewer than 75% percent of the total number of meetings of the Board and the Committees to which the Director was assigned.

Directors standing for re-election are expected to attend the annual meeting of shareholders. In 2012, all but two Directors standing for re-election attended the annual meeting.

The independent Directors meet regularly in executive session without any members of management present. The independent Directors are required to meet in executive session at least twice a year to review and evaluate the performance of the Board and to evaluate the performance and approve the compensation of the CEO. In practice, the independent Directors typically meet in executive session at the end of each regular Board meeting.

Board Evaluations

The Board conducts an annual evaluation of its practices and processes. The Presiding Director oversees the evaluation and chairs the Board meeting and executive session where the Board reviews and discusses the results of this evaluation.

Committees of the Board

The Board of Directors has established three standing Committees – the Audit Committee, the Corporate Governance and Policy Committee and the Human Resources Committee. Each Committee has a written charter that defines the specific responsibilities of that Committee. The Committee charters are available on the Corporate Governance section of our website at www.verizon.com/investor. You may also obtain a copy of a charter by sending a written request to the Assistant Corporate Secretary at the address given under "Contacting Verizon."

The Chairperson of each Committee approves the agenda and materials for each meeting. At least once a year, each Committee performs a self-assessment and reviews its processes and practices to ensure that the Committee has sufficient information, resources and time to fulfill its obligations and to determine whether any changes should be made to its processes, practices or charter. Each Committee has the authority to retain independent advisors to assist it in carrying out its responsibilities.

➢ *Audit Committee*

Members:	Donald T. Nicolaisen, Chairperson	Sandra O. Moose
	M. Frances Keeth	Clarence Otis, Jr.
	Robert W. Lane	

The Board has determined that each member of the Committee is an audit committee financial expert and meets the independence requirements of applicable laws, the NYSE, Nasdaq and the Guidelines. The Committee met 11 times during 2012. The report of the Audit Committee is included on page 10.

Summary of Key Responsibilities:

- Review risk management and controls, including the processes of identifying and monitoring high-priority risks and developing effective mitigation strategies which management incorporates into its strategic decision-making, and report to the Board on these matters;
- Oversee financial reporting and disclosure matters, including
  - Annual audited and quarterly unaudited financial statements and related footnotes and disclosures; and
  - Any significant events, transactions, changes in accounting estimates or changes in important accounting principles and any major issues as to adequacy of internal controls;
- Oversee Verizon's internal audit function;
- Oversee Verizon's processes for ethical, legal and regulatory compliance;
- Appoint, approve fees and oversee work of the independent registered public accounting firm;
- Review the performance and qualifications of the independent registered public accounting firm (including its independence);
- Assess policies and procedures for executive officer expense accounts and perquisites, including the use of corporate assets; and
- Assess procedures for the handling of complaints relating to accounting, internal accounting controls or auditing matters.

➢ *Corporate Governance and Policy Committee*

Members:	Sandra O. Moose, Chairperson	Hugh B. Price
	Richard L. Carrión	Rodney E. Slater
	Donald T. Nicolaisen	

The Board has determined that each member of the Committee meets the independence requirements of applicable laws, the NYSE, Nasdaq and the Guidelines. The Committee met six times in 2012.

Summary of Key Responsibilities:

- Evaluate the structure and practices of the Board and its Committees, including size, composition, independence and governance policies;
- Recommend to the Board changes or additions to the Board's policies or the Guidelines;
- Evaluate the qualifications of candidates for election as Directors and present recommendations to the Board;
- Review potential related person transactions; and
- Review Verizon's processes related to charitable contribution policies, selected social, environmental, regulatory and political matters, compliance with equal opportunity and diversity initiatives and safety issues.

➢ ***Human Resources Committee***

Members:	Joseph Neubauer, Chairperson	M. Frances Keeth
	Richard L. Carrión	Robert W. Lane
	Melanie L. Healey	Clarence Otis, Jr.

The Board has determined that each member of the Committee meets the independence requirements of applicable laws, the NYSE, Nasdaq and the Guidelines. The Committee met five times in 2012. The report of the Human Resources Committee is included on page 35 of this proxy statement.

Summary of Key Responsibilities:

- Oversee the development of Verizon's compensation policies and practices for senior management;
- Approve corporate goals relevant to the CEO's compensation;
- Evaluate the CEO's performance in light of goals and recommend his compensation to the Board;
- Consider Verizon's policies and practices with respect to succession planning and oversee assignments to key leadership positions; and
- Review and recommend to the Board the compensation and benefits for non-employee Directors.

Role and Function of the Independent Compensation Consultant

The Human Resources Committee has the sole authority to retain and to terminate a compensation consultant and to approve the consultant's fees and all other terms of the engagement. The Committee has retained Pearl Meyer & Partners as its compensation consultant (the "Consultant") based on its expertise in representing the compensation committees of large corporations and its independence. The Consultant advises the Committee on all matters related to the compensation of the named executive officers and assists the Committee in interpreting the Consultant's data as well as data received from the Company. The Consultant participates in all Committee meetings. The Committee holds an executive session with the Consultant each time it meets.

The Committee's policy does not permit its Consultant to do any work for the Company while that firm is acting as the Committee's consultant. In compliance with the terms of this policy, neither Pearl Meyer & Partners nor its affiliates have performed any work for the Company or any Company affiliate since the date it was retained by the Committee in 2006.

The Committee has considered the independence of Pearl Meyer & Partners in light of new SEC rules and NYSE and Nasdaq listing standards. The Committee requested and received a letter from Pearl Meyer & Partners addressing the consulting firm's independence, including the following factors: (1) other services provided to the Company by the consulting firm; (2) fees paid by the Committee as a percentage of the consulting firm's total revenue; (3) policies or procedures maintained by the consulting firm that are designed to prevent a conflict of interest; (4) any business or personal relationships between the individual consultants involved in the engagement and a member of the Committee; (5) any Company stock owned by the individual consultants involved in the engagement; and (6) any business or personal relationships between our executive officers and the consulting firm or the individual consultants involved in the engagement. The Committee discussed these considerations and concluded that the work of the Consultant did not raise any conflict of interest.

The Committee makes an independent determination on all matters related to the compensation of the named executive officers. In making its determination, the Committee may seek the CEO's views on whether the existing compensation policies and practices continue to support the Company's business objectives, appropriate performance goals, the Company's performance and the contributions of the other named executive officers to that performance.

The Committee may also consult with the Executive Vice President and Chief Administrative Officer on matters related to the design, administration and operation of the Company's compensation program and has delegated administrative responsibility for implementing its decisions on compensation and benefits matters to him. He reports to the Committee on the actions he has taken under this delegation.

Nomination of Candidates for Director

The Corporate Governance and Policy Committee considers and recommends candidates for Director. The Committee reviews all nominations submitted to Verizon, including individuals recommended by shareholders, Directors or members of management. The Committee has also retained Heidrick & Struggles International, Inc. to assist in the identification of potential candidates. To be eligible for consideration, any proposed candidate must:

- Be ethical;
- Have proven judgment and competence;
- Have professional skills and experience in dealing with a large, complex organization or in dealing with complex problems that are complementary to the background and experience represented on the Board and that meet the needs of Verizon;
- Have demonstrated the ability to act independently and be willing to represent the interests of all shareholders and not just those of a particular philosophy or constituency; and
- Be willing and able to devote sufficient time to fulfill his or her responsibilities to Verizon and its shareholders.

In evaluating candidates, the Committee considers a wide variety of qualifications, attributes and other factors and recognizes that a diversity of viewpoints and practical experiences can enhance the effectiveness of the Board. Accordingly, as part of its evaluation of each candidate, the Committee takes into account how that candidate's background, experience, qualifications, attributes and skills may complement, supplement or duplicate those of other prospective candidates.

The Committee specifically reviews the qualifications of each candidate for election or re-election, including for incumbent Directors, his or her understanding of Verizon's businesses and the environment within which Verizon operates, attendance and participation at meetings, and independence, including any relationships with Verizon. Prior to nomination, each candidate for election must consent to stand for election, and each incumbent Director standing for re-election must provide an irrevocable, conditional resignation to the Committee. If the Director standing for re-election does not receive a majority of the votes cast for his or her election at the annual meeting, the independent members of the Board will determine whether to accept the resignation and will disclose their decision within 90 days of the certification of the election results.

After the Committee has completed its evaluation of all candidates, it presents its recommendation to the Board for consideration and approval. The Committee also discusses with the Board any candidates who were submitted to and considered by the Committee but not recommended for election or re-election as Directors.

We will report any material change to this procedure in a quarterly or annual filing with the SEC. In addition, we will make any changes to this procedure available promptly by posting that information on the Corporate Governance section of our website at www.verizon.com/investor.

Each candidate for election to the Board this year has previously served as a Verizon Director. Ms. Tesija was appointed to the Board in December 2012 as an independent Director and was recommended for consideration as a candidate by a non-employee Director. Mr. Wasson was appointed to the Board effective March 2013 as an independent Director and was recommended for consideration as a candidate by a non-employee Director. Based on the process described above, the Committee recommended and the Board determined to nominate each of the incumbent Directors named below under "Election of Directors" for election at the 2013 Annual Meeting of

Shareholders. The Committee and Board concluded that each of the incumbent Directors should be nominated for re-election based on the experience, qualifications, attributes and skills identified in the biographical information contained under "Election of Directors." The Committee and the Board assessed these factors in light of Verizon's businesses, which provide a broad array of wireless and wireline telecommunications products and services to individuals, businesses, governments and wholesale customers in the United States and around the world.

Risk Oversight

The Board of Directors oversees the management of risks inherent in the operation of the Company's businesses and the implementation of its strategic plan. The Board performs this oversight role by using several different levels of review. In connection with its reviews of the operations of the Company's business units and corporate functions, the Board addresses the primary risks associated with those units and functions. In addition, the Board reviews the risks associated with the Company's strategic plan at an annual strategic planning session and periodically throughout the year as part of its consideration of the strategic direction of the Company.

Each of the Board's Committees also oversees the management of Company risks that fall within the Committee's areas of responsibility. In performing this function, each Committee has full access to management, as well as the ability to engage advisors.

Verizon has a robust enterprise risk management program. The Audit Committee oversees the operation of the Company's enterprise risk management program, including the identification of the primary risks to the Company's business and interim updates of those risks, and periodically monitors and evaluates the primary risks associated with particular business units and functions. The Company's Senior Vice President – Internal Auditing, who functionally reports directly to the Audit Committee, assists the Company in identifying, evaluating and implementing risk management controls and methodologies to address identified risks. In connection with its risk management role, at each of its meetings the Audit Committee meets privately with representatives from the Company's independent registered public accounting firm, the Company's Senior Vice President – Internal Auditing and the Company's Executive Vice President – Public Policy and General Counsel. The Audit Committee provides reports to the Board that include these activities.

As part of its oversight of the Company's executive compensation program, the Human Resources Committee considers the impact of the Company's executive compensation program, and the incentives created by the compensation awards that it administers, on the Company's risk profile. In addition, as part of the annual risk assessment review process, management conducts an assessment of the risks arising from our compensation policies and practices. The assessment of risk includes a review of the following compensation policies and practices and other internal controls that mitigate risk:

- Various design features and characteristics of our company-wide compensation programs;
- Performance metrics under the Short- and Long-Term Incentive Plans;
- Approval processes for all compensation programs, including those for associate sales and non-sales employees;
- Governance oversight at the Committee and Board level; and
- Code of Conduct provisions and mandatory training programs that mitigate risk.

Based on this review, the Company has concluded that its compensation policies and procedures are not reasonably likely to have a material adverse effect on the Company because they are appropriately structured and discourage employees from taking excessive risks.

As part of its oversight of the Company's governance processes and policies, the Corporate Governance and Policy Committee considers the impact of selected social, environmental, regulatory and political matters and safety issues on the Company's risk profile.

Succession Planning and Management Development

Verizon's Board of Directors recognizes that one of its most important duties is to ensure continuity in the Company's senior leadership by overseeing the development of executive talent and planning for the effective succession of the Company's chief executive officer. In accordance with Verizon's Corporate Governance Guidelines, the Board addresses CEO succession and management development on an ongoing basis throughout the year. The Board has delegated primary oversight responsibility for succession planning to the Human Resources Committee, which oversees assignments to key leadership positions. The Committee reports on its activities to the full Board, which addresses succession planning during executive sessions that typically occur in connection with each regularly scheduled meeting.

In order to ensure that the succession planning and management development process supports and enhances Verizon's strategic objectives, the Board and the Committee regularly consult with the CEO on the Company's organizational needs, its competitive challenges, the potential of key managers and planning for future developments and emergency situations. As part of this process, the Board and Committee also routinely seek input from the Executive Vice President and Chief Administrative Officer and advice from the Committee's Consultant on related compensation issues.

The Board usually conducts its annual in-depth review of management development and succession planning for senior leader positions in conjunction with its annual strategic planning session with management. Led by the CEO and Executive Vice President and Chief Administrative Officer, this review addresses the Company's management development initiatives, assesses senior management resources and identifies individuals who are considered potential future senior executives of the Company. High potential executives are regularly challenged with additional responsibilities, new positions, promotions or similar assignments to expose them to diverse operations within the Company, with the goal of developing well-rounded and experienced senior leaders. Identified individuals are also often positioned to interact more frequently with the Board so that the Directors may get to know these executives.

Shareholder Communications with Directors

The Board of Directors believes that communication with shareholders and other interested parties is an important part of the governance process and has adopted the following procedure to facilitate this communication. Please direct any correspondence to the Board, any Committee of the Board, the Presiding Director, any Committee Chairperson or individual Director or the non-employee Directors as a group to:

Verizon Communications Inc.
Board of Directors (or Committee name, Presiding Director, Committee Chairperson, individual Director or non-employee Directors as a group, as appropriate)
140 West Street, 29th Floor
New York, New York 10007

The independent Directors have approved a process for forwarding correspondence about Verizon to members of the Board.

Report of the Audit Committee

In the performance of our oversight responsibilities, the Committee has reviewed and discussed with management and the independent registered public accounting firm Verizon's audited financial statements for the year ended December 31, 2012 and the effectiveness of Verizon's internal controls over financial reporting as of December 31, 2012.

The Committee has discussed with the independent registered public accounting firm the matters required to be discussed by the Securities and Exchange Commission, the New York Stock Exchange, the Nasdaq Stock Market and Statement on Auditing Standards No. 61, as amended, as adopted by the Public Company Accounting Oversight Board in Rule 3200T.

The Committee has received the written disclosures and the letter from the independent registered public accounting firm consistent with applicable Public Company Accounting Oversight Board requirements for independent registered public accounting firm communications with audit committees concerning independence and has discussed with the independent registered public accounting firm its independence.

The Committee discussed with the internal auditors and the independent registered public accounting firm the overall scope and plans for their respective audits. The Committee met with the internal auditors and the independent registered public accounting firm, with and without management present, to discuss the results of their examinations, their evaluations of Verizon's internal controls and the overall quality of Verizon's financial reporting.

The Committee has overseen the operation of Verizon's enterprise risk management program, including the identification of the primary risks to the Company's business. The Committee has also periodically monitored and evaluated the primary risks associated with particular business units and functions.

Based on the reviews and discussions referred to above, in reliance on management and the independent registered public accounting firm, and subject to the limitations of our role, the Committee recommended to the Board of Directors, and the Board has approved, the inclusion of the financial statements referred to above in Verizon's Annual Report on Form 10-K for the year ended December 31, 2012.

Following a review of the independent registered public accounting firm's performance and qualifications, including consideration of management's recommendation, the Committee approved the reappointment of the independent registered public accounting firm for the fiscal year 2013.

Respectfully submitted,

Audit Committee

Donald T. Nicolaisen, Chairperson
M. Frances Keeth
Robert W. Lane
Sandra O. Moose
Clarence Otis, Jr.

Dated: March 8, 2013

Election of Directors

(Item 1 on Proxy Card)

All of the members of the Board of Directors are elected annually. The Board consists of 13 members. In the future the Board may increase or decrease the size of the Board.

The Board has nominated the 13 candidates listed below for election as Directors. Information about each candidate as of March 8, 2013 is set forth below. All of these candidates currently serve as Directors of Verizon. Each candidate has consented to stand for election, and we do not anticipate that any candidate will be unavailable to serve. However, if any candidate should become unavailable before the election, the proxy committee will vote the shares it represents for a substitute named by the Board.

Verizon's bylaws require Directors to be elected by a majority of the votes cast. Each candidate has submitted an irrevocable, conditional letter of resignation that will be considered by the Board if that candidate fails to receive a majority of the votes cast.

The Board of Directors recommends that you vote FOR each of the following candidates:



RICHARD L. CARRIÓN

Mr. Carrión, 60, has served for over 18 years as Chairman, President and Chief Executive Officer of both Popular, Inc., a diversified bank holding company, and Banco Popular de Puerto Rico, Popular's principal bank subsidiary. Popular, Inc. is the largest financial institution based in Puerto Rico, with consolidated assets of $36.4 billion, total deposits of $26.9 billion and 8,072 employees as of December 31, 2012. In addition to his experience guiding these companies, Mr. Carrión has been a class A director of the Federal Reserve Bank of New York since 2008. In that role, he contributes to the formulation of monetary policy, oversight of the bank's operational risk management and the review and appointment of senior management of the bank.

As a result of his tenure as Chairman, President and Chief Executive Officer of Popular, Inc. and Banco Popular de Puerto Rico, Mr. Carrión brings to the Board a strong operational and strategic background and extensive business, leadership and management experience. In addition, Mr. Carrión's knowledge of business and consumer services gives him insights into providing services to retail and business customers, activities that make up a significant portion of Verizon's business. Mr. Carrión's experience at the Federal Reserve Bank of New York also enables him to advise the Board and senior management on risk management, which is an important area for a large, complex organization like Verizon.

Mr. Carrión has served as a Director of Verizon since 1997 and was a director of NYNEX Corporation from 1995 to 1997. He is a member of the Corporate Governance and Policy Committee and the Human Resources Committee.



MELANIE L. HEALEY

Ms. Healey, 51, is Group President–North America and Global Hyper, Super, Mass Channel of The Procter & Gamble Company, a provider of branded consumer packaged goods to customers in over 180 countries around the world. In this role, Ms. Healey is responsible for the overall North America business, which in fiscal 2012 had net sales of $32.6 billion. Since joining Procter & Gamble in 1990, Ms. Healey has held positions of increasing responsibility, including Group President, Global Feminine and Health Care, and President, Global Feminine Care & Adult Care.

Ms. Healey brings to the Board, among other skills and qualifications, an extensive background in consumer goods, marketing and international operations. Her experience in marketing, including more than 15 years outside the United States, uniquely positions Ms. Healey to advise the Board and senior management on critical issues facing Verizon, including corporate strategy with respect to brand management, the consumer experience and global growth. In addition, Ms. Healey's leadership experience at a complex international organization with a large, diverse workforce gives her a thorough understanding of the operational challenges facing Verizon.

Ms. Healey has served as a Director of Verizon since December 2011 and is a member of the Human Resources Committee.



M. FRANCES KEETH

Ms. Keeth, 66, was Executive Vice President of Royal Dutch Shell plc, an energy company, from 2005 to 2006. In this role, Ms. Keeth was accountable for Shell's global chemicals businesses, which produced $36.3 billion in third party revenue in 2006 and operated in 35 countries. From 2001 to 2006, she was also President and Chief Executive Officer of Shell Chemicals LP, Shell's U.S. operating company through which it conducted all of its operations in the United States. During her 37-year career, Ms. Keeth held multiple positions of increasing responsibility at Shell, including serving as Executive Vice President, Finance and Business Systems, and Executive Vice President, Customer Fulfillment and Product Business Units. In addition, from 1996 to 1997, Ms. Keeth was controller and principal accounting officer of Mobil Corporation.

Ms. Keeth's extensive senior leadership experience at Shell, a complex global business organization, positions her well to advise the Board and senior management on a wide range of strategic and financial matters.
Ms. Keeth brings to the Board, among other skills and qualifications, valuable business, leadership and operations management experience in a global, capital-intensive business. As a result of this experience, she is able to provide insights into many aspects of our business, including business systems, public accounting and finance. Ms. Keeth also has extensive expertise in international operations and strategic partnerships, which assists the Company in implementing our growth strategies.

Ms. Keeth has served as a Director of Verizon since 2006 and is a member of the Audit Committee and the Human Resources Committee. She is also a director of Arrow Electronics, Inc. (since 2004) and Peabody Energy Corporation (since 2009).



ROBERT W. LANE

Mr. Lane, 63, served as Chairman and Chief Executive Officer of Deere & Company from 2000 to 2009. Deere & Company is an equipment manufacturer that in fiscal 2009 had net sales and revenues of $23.1 billion and approximately 51,300 employees as of October 31, 2009. During his 28 years at Deere, Mr. Lane held positions of increasing responsibility across a wide variety of domestic and overseas units. These positions included serving as President and Chief Operating Officer of the company, President of the Worldwide Agricultural Equipment Division, Chief Financial Officer of the company and President and Chief Operating Officer of Deere Credit, Inc.

Mr. Lane's tenure as Chairman and Chief Executive Officer of Deere & Company and as a senior executive in several of its business units provides him with valuable business, leadership and management experience, including experience leading a large, complex organization with global operations. This background gives him a global perspective that positions him well to advise the Board and senior management on implementing the Company's growth strategies. Mr. Lane also brings to the Board an extensive background in manufacturing, marketing, operations and finance.

Mr. Lane has served as a Director of Verizon since 2004 and is a member of the Audit Committee and the Human Resources Committee. He is also a director of General Electric Company (since 2005) and Northern Trust Corporation (since 2009) and a member of the supervisory board of BMW AG (since 2009). In the past five years, Mr. Lane has served on the board of Deere & Company as its Chairman.



LOWELL C. MCADAM

Mr. McAdam, 58, is Chairman and Chief Executive Officer of Verizon Communications Inc. Mr. McAdam became Chief Executive Officer on August 1, 2011 and Chairman on January 1, 2012. From October 2010 until becoming Chief Executive Officer, Mr. McAdam served as President and Chief Operating Officer and had responsibility for the operations of the Company's network-based businesses–Verizon Wireless and Verizon Telecom and Business–as well as Verizon's shared services operations. Prior to assuming this role, Mr. McAdam held key executive positions at Verizon Wireless from its inception in 2000 and was instrumental in building Verizon Wireless into an industry-leading wireless provider. He was President and Chief Executive Officer of Verizon Wireless from 2007 until October 2010, and before that served as the company's Executive Vice President and Chief Operating Officer. Before the formation of Verizon Wireless, Mr. McAdam held executive positions with PrimeCo Personal Communications, a joint venture owned by Bell Atlantic and Vodafone AirTouch, AirTouch Communications and Pacific Bell.

Mr. McAdam brings to the Board a unique understanding of our strategies and operations through his broad experience in the telecommunications industry and his pivotal role in the development of Verizon Wireless. Mr. McAdam serves a key leadership role on the Board, providing the Board with an in-depth knowledge of the Company's business, industry, challenges and opportunities. His extensive leadership experience enables Mr. McAdam to play a key role in all matters involving our Board and positions him well to act not only as the Board's Chairman, but also as the principal intermediary between management and the independent members of our Board.

Mr. McAdam has served as a Director of Verizon since March 2011. Mr. McAdam has been a member of the Board of Representatives of Verizon Wireless since 2003 and has served as its Chairman since September 2010.



SANDRA O. MOOSE

Dr. Moose, 71, is President of Strategic Advisory Services LLC, a consulting firm. She was Senior Vice President and Director of The Boston Consulting Group, Inc. (BCG) until 2004. At BCG, Dr. Moose provided strategic planning, operational effectiveness and related consulting services to global clients in a variety of industries, including consumer and industrial goods, financial services and telecommunications, over a 35-year career. Dr. Moose was a principal founder of BCG's Financial Services practice and a key contributor in the development of the firm's early management concepts. She led BCG's New York office from 1988 to 1998 and was Chair of the East Coast region, which accounted for approximately 20% of BCG's overall revenues, from 1994 to 1999.

Dr. Moose's experience at BCG as a strategic advisor to diverse clients enables her to advise the Board and senior management on key issues of corporate strategy, including with respect to global growth, consumer goods and telecommunications issues. In addition to her strategic planning expertise, Dr. Moose has been the chair or presiding director of several public companies and several charitable organizations, which has given her extensive expertise in corporate governance. Dr. Moose also brings to the Board substantial financial expertise and insights into the views of institutional investors, which are important to Verizon as a public company.

Dr. Moose has served as a Director of Verizon since 2000 and was a director of GTE Corporation from 1978 to 2000. She is Presiding Director, Chairperson of the Corporate Governance and Policy Committee and a member of the Audit Committee. Dr. Moose is also Chairperson of the Board of Trustees of Natixis Advisor Funds (where she has served as a trustee of the funds and their predecessors since 1982) and Loomis Sayles Funds (where she has served as a trustee since 2003) and a director of The AES Corporation (since 2004). In the past five years, Dr. Moose has served on the board of Rohm and Haas Company as its lead director.



JOSEPH NEUBAUER

Mr. Neubauer, 71, is Chairman of ARAMARK Holdings Corporation and its subsidiary, ARAMARK Corporation, a professional services company. Until May 2012, he was also the Chief Executive Officer. He has served in those roles with ARAMARK and its predecessors for more than 25 years. ARAMARK's approximately 259,000 employees provide food, hospitality, facility and uniform services in 22 countries and generated $13.5 billion in revenue during its 2012 fiscal year. Mr. Neubauer joined ARAMARK's predecessor, ARA Services, in 1979 as Executive Vice President of Finance and Development, Chief Financial Officer and a Director. He was elected President in 1981, Chief Executive Officer in 1983 and Chairman in 1984.

During his long tenure as Chairman and Chief Executive Officer of ARAMARK, Mr. Neubauer gained business and management experience leading a large, complex organization with international operations and a large, diverse workforce. This experience gives him a thorough understanding of many important issues facing Verizon. Mr. Neubauer brings to the Board, along with other skills and qualifications, extensive expertise in corporate finance, strategy and development. His broad background in hospitality and professional services, as well as his in-depth knowledge of consumer services, give Mr. Neubauer insights on reaching retail and business customers, which is critical to Verizon's success.

Mr. Neubauer has served as a Director of Verizon since 1995 and is Chairperson of the Human Resources Committee. He is also a director of Macy's, Inc. (since 1992). In the past five years, Mr. Neubauer has served as a director of Wachovia Corporation.



DONALD T. NICOLAISEN

Mr. Nicolaisen, 68, was Chief Accountant of the U.S. Securities and Exchange Commission from 2003 to 2005. In that role, Mr. Nicolaisen was responsible for establishing and enforcing accounting and auditing policy applicable to all U.S. reporting companies and for improving the professional performance of public company auditors. Prior to joining the SEC, he was a Partner in PricewaterhouseCoopers and its predecessors, which he joined in 1967. At PricewaterhouseCoopers, Mr. Nicolaisen served on the firm's global and international boards, led the firm's national office for accounting and SEC services from 1988 to 1994, led the firm's financial services practice, and was responsible for auditing and providing risk management advice to large, complex multinational firms.

Mr. Nicolaisen brings to the Board a range of experience in leadership positions in both the public and private sector. His extensive experience as Chief Accountant at the SEC, an outside strategic advisor to multinational companies and a senior leader of one of the world's largest accounting firms enables him to advise the Board and senior management on accounting matters, government relations and public policy. Mr. Nicolaisen's unique financial and accounting background also provides financial expertise to the Board, including an in-depth understanding of risk management, corporate finance and accounting, as well as the numerous issues facing a public reporting company.

Mr. Nicolaisen has served as a Director of Verizon since 2005 and is Chairperson of the Audit Committee and a member of the Corporate Governance and Policy Committee. He is also a director of MGIC Investment Corporation (since 2006), Morgan Stanley (since 2006) and Zurich Insurance Group (since 2006).



CLARENCE OTIS, JR.

Mr. Otis, 56, has been Chairman of Darden Restaurants, Inc., a restaurant holding company, since 2005 and Chief Executive Officer since 2004. Darden Restaurants is the largest company-owned and operated full-service restaurant company in the world. As of May 27, 2012, the company's 180,000 employees operated 1,994 restaurants in the United States and Canada and generated fiscal 2012 sales of $8.0 billion. Mr. Otis joined Darden in 1995 as Vice President and Treasurer and held positions of increasing responsibility, including serving as Chief Financial Officer from 1999 until 2002, Executive Vice President from 2002 to 2004 and President of Smokey Bones Barbeque & Grill, a restaurant concept formerly owned and operated by Darden Restaurants, from 2002 to 2004. In addition, Mr. Otis has served as a class B director of the Federal Reserve Bank of Atlanta since 2010. In that role, he contributes to the formulation of monetary policy, oversight of the bank's operational risk management and the review and appointment of senior management of the bank.

Mr. Otis brings to the Board, among other skills and qualifications, a broad background in consumer services, retail operations and finance, which are critical areas for Verizon. He has extensive business, leadership and management experience. Mr. Otis leads a complex organization with a large, diverse workforce, which gives him a thorough understanding of many of the operational challenges Verizon faces. In addition, as a result of his experience at the Federal Reserve Bank of Atlanta, Mr. Otis is positioned well to advise the Board and senior management on risk management, which is an important area for a large, complex organization like Verizon.

Mr. Otis has served as a Director of Verizon since 2006 and is a member of the Audit Committee and the Human Resources Committee. He has been a director of Darden Restaurants since 2004 and Chairman since 2005. He is also a director of VF Corporation (since 2004).



HUGH B. PRICE

Mr. Price, 71, is a Visiting Professor and Lecturer at the Woodrow Wilson School of Public and International Affairs at Princeton University and Non-Resident Senior Fellow at The Brookings Institution, an independent research and policy institute. Mr. Price was President and Chief Executive Officer of the National Urban League from 1994 until 2003. During that time, Mr. Price restructured its board of directors, developed a new mission for the League and established its research and policy center. Following his work at the National Urban League, Mr. Price was Senior Advisor of DLA Piper Rudnick Gray Cary US LLP from 2003 to 2005 and a Non-Resident Senior Fellow of the Economic Studies Program at The Brookings Institution from 2006 to 2008. He accepted his current position at Princeton University in 2008. Prior to joining the National Urban League, Mr. Price held a variety of positions in journalism, law and public interest organizations, including serving on the Editorial Board of *The New York Times.*

Mr. Price brings to the Board, among other skills and qualifications, a wide range of experience in leadership positions in both the private and non-profit sectors. As a result of his experience at the National Urban League and The Brookings Institution, Mr. Price is able to advise the Board and senior management on economic, government and public interest issues. His extensive management and leadership experience enables him to provide insights on corporate governance matters. He also has expertise in strategic planning, operations management and business services, which are critical issues for Verizon.

Mr. Price has served as a Director of Verizon since 1997 and was a Director of NYNEX Corporation from 1995 to 1997. He is a member of the Corporate Governance and Policy Committee. Mr. Price is also a director of MetLife, Inc. (since 1999) and Metropolitan Life Insurance Company (since 1994).



RODNEY E. SLATER

Mr. Slater, 58, is a partner at the law firm Patton Boggs LLP, focusing his practice in the areas of transportation and infrastructure and public policy. Prior to joining Patton Boggs, from February 1997 to January 2001, Mr. Slater was the U.S. Secretary of Transportation. In that position, Mr. Slater was responsible for overseeing national transportation policy, encouraging intermodal transportation, negotiating international transportation agreements and assuring the fitness of U.S. airlines. Prior to his appointment as Secretary of Transportation, from 1993 to 1997, Mr. Slater was the Administrator of the Federal Highway Administration, which provides financial and technical support for constructing, improving and preserving the U.S. highway system.

Mr. Slater's experience as the U.S. Secretary of Transportation and as the Administrator of the Federal Highway Administration positions him well to provide oversight to our Company, which operates in a highly regulated industry, and to advise the Board and senior management on logistics, strategic partnerships, government relations and public policy. Each of these areas is an important focus for Verizon and has a fundamental impact on the way the Company operates. Mr. Slater also brings to the Board his experience guiding clients in developing infrastructure, as well as insights on the role of law in our business.

Mr. Slater has served as a Director of Verizon since 2010 and is a member of the Corporate Governance and Policy Committee. He is also a director of Kansas City Southern (since 2001), Transurban Group (since 2009) and Atkins plc (since 2011). In the past five years, Mr. Slater has served as a director of Delta Air Lines, Inc. and ICx Technologies, Inc.



KATHRYN A. TESIJA

Ms. Tesija, 50, is Executive Vice President, Merchandising and Supply Chain and a member of the Executive Committee of Target Corporation, the second largest discount retailer in the United States with 1,782 stores, revenues of $70.0 billion and approximately 365,000 employees in fiscal 2012. In this role, which she has held since 2008, Ms. Tesija oversees all merchandising functions, including product design and development, sourcing, inventory management, merchandising systems, presentation and operations as well as the company's global supply chain. Ms. Tesija joined Target in 1986 and was appointed to numerous positions of increasing responsibility at the company, ranging from Director, Merchandise Planning to Senior Vice President, Hardlines Merchandising.

As a result of her long tenure at Target, Ms. Tesija has gained broad business and leadership experience. Along with her significant management skills, Ms. Tesija brings to the Board an in-depth knowledge of the retail industry, expertise in leading the complex, large-scale, global retail functions of merchandising and supply chain and significant insight into consumer behavior, which give her a thorough understanding of many important issues facing Verizon. Her extensive background positions Ms. Tesija well to advise the Verizon Board and senior management on implementing the Company's strategies.

Ms. Tesija has served as a Director of Verizon since December 2012.



GREGORY D. WASSON

Mr. Wasson, 54, is President and Chief Executive Officer of Walgreen Co., the nation's largest retail drugstore chain, which in fiscal 2012 had $71.6 billion of net sales, 8,385 locations and 240,000 employees. In June 2012, Walgreens announced a strategic partnership with Alliance Boots, an international pharmacy-led health and beauty group with a presence in more than 25 countries. Mr. Wasson has served as President and Chief Executive Officer and as a member of the board of directors of Walgreens since 2009. He joined the company in 1980 and was appointed to positions of increasing responsibility, including President of Walgreens Health Initiatives in 2002, Senior Vice President of Walgreens in 2004, Executive Vice President of Walgreens in 2005 and President and Chief Operating Officer of Walgreens in 2007.

As Chief Executive Officer of Walgreens, Mr. Wasson has gained valuable operational and management experience at a complex organization with a large, diverse workforce and significant global operations, which gives him a thorough understanding of the challenges facing Verizon in implementing our growth strategies. Mr. Wasson brings to the Board an in-depth knowledge of the retail industry and insight into the consumer experience. In addition, his extensive background in the healthcare industry positions Mr. Wasson well to advise the Board and senior management on an area of increasing importance to Verizon's evolving business strategy.

Mr. Wasson has served as a Director of Verizon since March 2013.

Ratification of Appointment of Independent Registered Public Accounting Firm
(Item 2 on Proxy Card)

The Audit Committee of the Board considered the performance and qualifications of Ernst & Young LLP, and has reappointed the independent registered public accounting firm to examine the financial statements of Verizon for the fiscal year 2013 and to examine the effectiveness of internal control over financial reporting. Ernst & Young has been retained as Verizon's Independent Registered Public Accounting Firm since 2000.

Verizon paid the following fees to Ernst & Young for services rendered during fiscal years 2012 and 2011:

	2012	2011
Audit fees:	$ 23.9 million	$ 22.7 million
Audit-related fees:	$ 3.3 million	$ 4.8 million
Tax fees:	$ 3.8 million	$ 4.0 million
All other fees:	$ 0.7 million	$ 0.8 million

Audit fees include the financial statement audit, the audit of the effectiveness of the Company's internal control over financial reporting required by the Sarbanes-Oxley Act of 2002, as well as financial statement audits required by statute for our foreign subsidiaries or by regulatory agencies in the United States. Audit-related fees primarily include audits of other subsidiaries, employee benefit plan audits, reviews of controls over services provided to customers, as well as other audit and due diligence procedures performed in connection with acquisitions or dispositions. Tax fees primarily consist of federal, state, local and international tax planning and compliance. All other fees primarily consist of support services to certain Verizon expatriate employees and other advisory services. The Committee considered, in consultation with management and the independent registered public accounting firm, whether the provision of these services is compatible with maintaining the independence of Ernst & Young.

The Committee is directly responsible for the appointment, compensation, retention and oversight of the independent registered public accounting firm retained to perform audit services. In order to assure continuing auditor independence, the Committee periodically considers whether there should be a regular rotation of the independent registered public accounting firm. The Committee ensures that the mandated rotation of the independent registered public accounting firm's personnel occurs routinely and is directly involved in the selection of Ernst & Young's lead engagement partner.

The Committee has established policies and procedures regarding pre-approval of services provided by the independent registered public accounting firm and is responsible for the audit fee negotiations associated with the engagement of the independent registered public accounting firm. At the beginning of the fiscal year, the Committee pre-approves the engagement of the independent registered public accounting firm to provide audit services based on fee estimates. The Committee also pre-approves proposed audit-related services, tax services and other permissible services, based on specified project and service details, fee estimates, and aggregate fee limits for each service category. The Committee receives a report at each meeting on the status of services provided or to be provided by the independent registered public accounting firm and the related fees.

The affirmative vote of a majority of the shares cast at the annual meeting is required to ratify the reappointment of Ernst & Young for the 2013 fiscal year. The Committee believes that the continued retention of Ernst & Young to serve as Verizon's independent registered public accounting firm is in the best interests of Verizon and its shareholders. If this appointment is not ratified by the shareholders, the Committee will reconsider its decision.

One or more representatives of Ernst & Young will be at the 2013 Annual Meeting of Shareholders. They will have an opportunity to make a statement and will be available to respond to appropriate questions.

The Board of Directors recommends that you vote FOR ratification.

Advisory Vote to Approve Executive Compensation
(Item 3 on Proxy Card)

Verizon's Board of Directors is committed to excellence in governance. As part of that commitment, the Board provided Verizon's shareholders with the opportunity to cast an annual advisory vote related to executive compensation beginning with our 2009 Annual Meeting of Shareholders.

Beginning in 2011, the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 mandates that we provide our shareholders with a non-binding advisory vote, referred to as a "say-on-pay vote," to approve the compensation of our named executive officers as disclosed in the proxy statement at least once every three years. Our Board has determined to continue providing shareholders with a say-on-pay vote every year.

The Human Resources Committee of the Board has overseen the development of a compensation program that focuses on promoting a performance- and values-based culture that links the interests of management and shareholders. The compensation program is described more fully in the "Compensation Discussion and Analysis" section of this proxy statement, including the related tables and narrative.

As described in those sections, we believe that the compensation of our named executive officers:

- Balances short-term and longer-term compensation opportunities to provide incentives to meet short-term business objectives while continuing to produce value for Verizon's shareholders over the long term;
- Is closely aligned with Verizon's strong performance over the last one and three years, which resulted in a total shareholder return of 13.2% and 64.7%, respectively, over those periods; and
- Is structured to reflect best practices in governance and executive compensation, including:
  - No executive employment agreements;
  - No cash severance benefits for the CEO;
  - No guaranteed pension and supplemental retirement benefits;
  - No executive perquisite allowances;
  - No tax gross-up payments;
  - No single-trigger change in control equity payments;
  - A policy that enables the Company to recapture and cancel incentive compensation received by an executive who has engaged in financial misconduct;
  - A policy prohibiting the Committee's independent compensation consultant from doing any other work for the Company; and
  - Requirements that Board members and executive officers maintain certain stock ownership levels (described on pages 1 and 49, respectively).

For the reasons discussed above, the Board recommends that shareholders vote in favor of the following resolution:

> "Resolved, that the shareholders approve, on an advisory basis, the compensation of the named executive officers, as disclosed in the Company's Proxy Statement for the 2013 Annual Meeting of Shareholders pursuant to the compensation disclosure rules of the Securities and Exchange Commission, including the Compensation Discussion and Analysis, the compensation tables and the related narrative discussion."

While the resolution is non-binding, the Board values the opinions that shareholders express in their votes and in any additional dialogue. The Board and the Committee will consider the outcome of the vote and those opinions when making future compensation decisions.

The Board of Directors recommends that you vote FOR this proposal.

Approval of Verizon's Amended 2009 Long-Term Incentive Plan Pursuant to Internal Revenue Code Section 162(m)

(Item 4 on Proxy Card)

Introduction

Section 162(m) of the United States Internal Revenue Code of 1986, as amended (the Code), limits the deductibility of executive compensation paid to each of Verizon's chief executive officer and the three other highest compensated officers (other than the chief financial officer), as determined pursuant to the executive compensation proxy statement disclosure rules, in any one year to $1 million. An exception to this limitation applies to "performance-based" compensation as defined in the U.S. Treasury regulations under Section 162(m) of the Code. This exception is referred to as the "performance-based exception."

One element of the 2009 Verizon Communications Inc. Long-Term Incentive Plan (2009 LTIP) is the flexibility to grant certain awards with performance-based vesting or payment requirements that are designed to satisfy the requirements of the "performance-based exception" under Section 162(m) of the Code. These awards are referred to as "Performance-Based Vesting Awards" and are in addition to other awards, such as stock options and stock appreciation rights (SARs) discussed below, which are expressly authorized under the 2009 LTIP and may also qualify as performance-based compensation for Code Section 162(m) purposes.

One of the requirements under the "performance-based exception" under Code Section 162(m) is shareholder approval of the plan under which the awards are granted. In the case of Performance-Based Vesting Awards, shareholders must also approve the material terms of the performance goals pursuant to which compensation is paid under the awards. Verizon is required to obtain this approval for Performance-Based Vesting Awards at least every five years in order to enable Verizon to claim an income tax deduction when it pays such awards. Verizon's shareholders last approved the material terms of the performance goals for Performance-Based Vesting Awards under the 2009 LTIP in May 2009 when the plan was adopted.

Stock options or SARs can qualify as performance-based for Code Section 162(m) purposes even when they are subject to time-based vesting schedules if shareholders approve a maximum limit on the number of shares underlying such awards that may be granted to a participant over a specified period and so long as the exercise or base price of the award is not less than the fair market value of a share of stock on the grant date of the award, because the ultimate value of the award depends on stock price appreciation after the date the award is granted. As described below, while the Human Resources Committee (Committee) does not presently intend to grant options or SARs, the Committee amended the 2009 LTIP to include a maximum number of shares underlying stock options and SARs that may be granted to any participant in any one calendar year. This limit is referred to as the "Stock Option Limit."

Approvals Sought

At the 2013 Annual Meeting, Verizon's shareholders will be asked to approve the amended 2009 LTIP, and specifically, the material terms of the performance goals in the 2009 LTIP under which Performance-Based Vesting Awards may be granted and the amendment to the 2009 LTIP to include the Stock Option Limit. For purposes of Section 162(m) of the Code, the material terms of the performance goals include:

- The employees eligible to receive awards under the 2009 LTIP;
- A description of the business criteria on which the performance goal is based (performance measures); and
- The maximum compensation that can be paid to an employee under the performance goal during any specified period (individual award limits).

Shareholder approval of the material terms of the performance goals in the 2009 LTIP will allow the Committee the opportunity to continue to grant Performance-Based Vesting Awards intended to qualify as "performance-based" compensation under Section 162(m) of the Code, thereby permitting the Company to claim an income tax deduction for such compensation when it is paid. In addition, while the Company does not presently intend to grant options or SARs, shareholder approval of the Stock Option Limit will allow the Committee to grant options and SARs intended to qualify as "performance-based" compensation under Section 162(m) of the Code. Approval of this Item 4 will constitute approval of the amended 2009 LTIP, and specifically, the material terms of the performance goals in the 2009 LTIP and the Stock Option Limit.

Verizon is not seeking to increase the number of shares authorized for issuance under the 2009 LTIP.

As of March 4, 2013, a total of 11,921,000 shares of common stock were subject to outstanding awards payable in shares granted under the 2009 LTIP, and an additional 103,596,991 shares of common stock were available for new award grants payable in shares under the 2009 LTIP.

If shareholders do not approve this proposal, the current terms of the Performance-Based Vesting Award feature under, and other terms and conditions of, the 2009 LTIP will continue in effect. However, the Company will not grant Performance-Based Vesting Awards after May 2014 or stock options or SARs under the 2009 LTIP that are intended to satisfy the "performance based exception" under Code Section 162(m) unless and until the requisite shareholder approval is obtained in accordance with the provisions of Code Section 162(m).

Description of 2009 LTIP

Overview

The 2009 LTIP provides the framework for all of the Company's long-term incentive awards, which are based on the Company's performance over a multi-year cycle. The 2009 LTIP is designed to promote a performance-based culture and link the interests of participants and shareholders.

The principal terms of the 2009 LTIP, as amended, are summarized below. The following summary is qualified in its entirety by the complete text of the 2009 LTIP (as proposed to be amended and restated), which is attached to this proxy statement as Appendix D.

Purpose

The 2009 LTIP is designed to:

- Promote a performance-based culture that links the interests of participants and shareholders;
- Motivate participants to continue to create shareholder value over the longer term; and
- Provide the Company with a variety of compensation tools that it can use to attract and retain the services of participants who make significant contributions to the Company's success.

Participation and Administration

All employees of Verizon, as well as employees of any entity in which Verizon has an ownership interest of at least fifty percent (50%) or which are otherwise designated by the Committee as participating in the 2009 LTIP, are eligible to be granted awards under the 2009 LTIP. All members of the Board are also eligible to be granted awards under the 2009 LTIP. As of December 31, 2012 approximately 183,400 employees of Verizon and certain related companies and all of Verizon's non-employee Directors were eligible to receive awards under the 2009 LTIP. In 2012, approximately 2,615 employees (including all of Verizon's named executive officers) and 12 non-employee Directors who served during 2012 were granted awards under the 2009 LTIP.

Except as noted below, the Committee administers the 2009 LTIP, and it may delegate its authority, subject to any limitations imposed by law or the regulations of any applicable stock exchange. The Committee has delegated certain administrative duties to Verizon's Executive Vice President and Chief Administrative Officer. The Corporate Governance and Policy Committee of the Board administers the 2009 LTIP with respect to awards granted to Verizon's non-employee Directors. The administrator of the 2009 LTIP has broad authority under the plan with respect to award grants including, without limitation, the authority:

- to select participants and determine the type(s) of award(s) that they are to receive;
- to determine the terms and conditions of awards in a manner consistent with the plan;
- to construe and interpret the plan and any award agreement or other agreement or instrument entered into or issued under the plan;
- to establish, amend or waive rules and regulations for the plan's administration; and
- subject to the other provisions of the 2009 LTIP, to amend the terms and conditions of any outstanding award.

All determinations or decisions made by the Board, the Committee or the Corporate Governance and Policy Committee of the Board pursuant to the provisions of the 2009 LTIP are, by the terms of the plan, final, binding and conclusive on all persons.

No Repricing or Reload Options

The 2009 LTIP does not permit any modification of stock options or SARs that would be treated as a repricing without the approval of shareholders. In addition, the 2009 LTIP also prohibits the automatic granting of replacement options upon the exercise of an outstanding grant.

Types of Awards

As described in the Compensation Discussion and Analysis beginning on page 35 of this proxy statement, the Company granted in 2012 long-term incentive awards to employees in the form of performance share units and restricted stock units. Under the 2009 LTIP, the Committee has the authority to grant various types of awards including:

- **Performance Shares and Performance Share Units.** These awards are linked to the performance of the Company over a performance cycle designated by the Committee. The initial value of a performance share will be equal to the fair market value of a share of Verizon common stock on the date of grant. The initial value of a performance share unit cannot be less than the fair market value of a share of Verizon common stock on the date of grant. These awards will be paid only if and to the extent that Verizon attains the corresponding performance measures. The Committee will establish the terms, conditions, restrictions and other provisions of each award. Under the 2009 LTIP, awards may be payable in cash, Verizon common stock, or a combination of both, as determined by the Committee.
- **Performance-Based Vesting Awards.** Performance shares and performance share units may be granted as Performance-Based Vesting Awards that are intended to satisfy the "performance-based exception" under section 162(m) of the Code. In granting Performance-Based Vesting Awards, the Committee will establish the performance criterion or criteria and target(s) on which performance will be measured to determine the vesting and/or payment of the awards. The Committee will condition the vesting and/or payment of the awards on Company performance measures that are based on one or more of the following: income measures (including, but not limited to, gross profit, operating income, earnings before or after taxes, or earnings per common share); return measures (including, but not limited to, return on assets, investment, equity, or sales); free cash flow; cash flow return on investments (which equals net cash flows divided by owners' equity); gross revenues; market value added; economic value added; and share price (including, but not limited to, growth measures and total shareholder return or relative growth measures and relative total shareholder return). The performance measures may be applied at the Verizon level, or at a subsidiary or operating unit level. Before any Performance-Based Vesting Award is paid (other than an award based solely on stock price appreciation), the Committee must certify that the applicable performance measure has been achieved.
- **Restricted Stock and Restricted Stock Units.** These awards are grants of common stock or stock units that may be forfeited or lapse if one or more of the terms of that award are not met. The initial value of a share of restricted stock will be equal to the fair market value of a share of Verizon common stock on the date of grant. The initial value of a restricted stock unit cannot be less than the fair market value of a share of Verizon common stock on the date of grant. The Committee will determine the terms, conditions, restrictions and other provisions that apply to any award. Restricted stock units may be payable in cash, Verizon common stock, or a combination of both, as determined by the Committee.
- **Stock Options.** Each stock option represents the right to purchase a specified number of shares of Verizon common stock at a fixed grant price. That grant price cannot be less than the fair market value of the Verizon common stock on the date of grant. The maximum term of a stock option cannot exceed 10 years from the date of grant. Options will be exercisable only in accordance with terms established by the Committee. The purchase price of an option may be payable in cash, Verizon common stock (valued at fair market value on the day of exercise), or a combination of both. The 2009 LTIP authorizes the Committee to grant nonqualified stock options or grant incentive stock options that comply with the requirements of Section 422(b) of the Code.
- **Other Awards.** The Committee also has authority to grant a variety of other types of awards including, but not limited to, SARs or other share equivalents that are denominated in, payable in, valued in whole or in part by reference to, or otherwise related to shares of Verizon common stock. The Committee will determine the terms and conditions of any awards.

Payment of Awards

The Committee will determine whether the awards have been earned and the date on which awards are payable. The Committee may permit or require a participant to defer all or a portion of an award subject to the requirements of Section 409A of the Code.

Limitation on Shares and Awards

The maximum number of shares of Verizon common stock that may be issued pursuant to awards under the 2009 LTIP, as adjusted pursuant to the terms of the 2009 LTIP, equals 119,600,000 shares of Verizon common stock. The Committee believes that this number of shares represents a reasonable amount of potential equity dilution and allows the Company a sufficient reserve of shares to continue awarding equity-based incentives, which are an important component of Verizon's overall compensation program. Awards granted under the 2009 LTIP that are payable solely in cash in accordance with the terms of the award do not reduce the number of shares available for issuance under the 2009 LTIP. **This proposal will not increase the number of shares authorized for issuance under the 2009 LTIP.**

As is customary in incentive plans of this nature, if certain events occur, the Committee is required to adjust the number, type and/or price of shares subject to outstanding awards. These events include a stock split, a corporate transaction, including a merger, consolidation, separation, spin-off, or other distribution of stock or property of the Company, a reorganization, a partial or complete liquidation of the Company, or other similar events. The adjustments are designed to prevent dilution or enhancement of the benefits available under the 2009 LTIP should any of these events occur. Shares will be considered to be issued under the 2009 LTIP at the time awards denominated in shares or units are granted to a participant. However, the number of shares available under the 2009 LTIP will be restored to the extent that (i) stock-based awards are paid in cash, (ii) shares subject to an award are cancelled, terminated or forfeited or shares are subject to a grant that expires, and (iii) a participant pays an option exercise price or tax withholding obligation with previously acquired shares or, in the case of tax withholding, by withholding shares that he or she would otherwise have had the right to acquire on the exercise of such option.

Under the terms of the 2009 LTIP, the maximum aggregate number of shares of Verizon common stock subject to all awards granted to any one participant in a single calendar year may not exceed the lesser of (i) one-half of one percent of the number of shares of Verizon common stock that are issued and outstanding on May 7, 2009 or (ii) 13,500,000 shares. In addition, if shareholders approve this proposal, the 2009 LTIP will include the following Stock Option Limit: the maximum aggregate number of shares of Verizon common stock with respect to which stock options and SARs may be granted to any one participant under the 2009 LTIP in a single calendar year may not exceed the lesser of (i) one-half of one percent of the total number of shares of Verizon common stock that are issued and outstanding on May 7, 2009 or (ii) 13,500,000 shares.

Amendment and Termination of the 2009 LTIP

Unless it is terminated earlier, the 2009 LTIP will remain in effect until all shares subject to the 2009 LTIP have been purchased, acquired or forfeited, and all cash awards have been paid or forfeited, pursuant to the terms and conditions of the 2009 LTIP. However, no awards may be granted after May 7, 2019, which is the tenth anniversary of the effective date of the 2009 LTIP. Prior to that date, the Committee may amend, suspend or terminate the 2009 LTIP in whole or in part. The Committee may not amend the 2009 LTIP without shareholder approval to the extent shareholder approval would be required under any requirement of applicable law or regulation.

"Double-Trigger" Change in Control Provision

The 2009 LTIP provides for a "double-trigger" for the vesting of any outstanding awards following a "change in control" (as defined in the 2009 LTIP). In the event that (i) a change in control occurs and (ii) within 12 months following the occurrence of the change in control, the participant is either involuntarily terminated by the Company without "cause" or the participant leaves his or her position for "good reason" (both of these terms are defined in the applicable award agreement, to the extent applicable to the award), the 2009 LTIP provides that any then outstanding stock options and SARs will become exercisable and all other awards will become vested and will be paid at their targeted award level. However, upon the occurrence of such an event, restricted stock units and performance share units generally will not be paid until their regularly scheduled time under the terms of the applicable award agreement.

Transfer Restrictions

Subject to the provisions of the 2009 LTIP, awards under the plan generally are not transferable by the recipient other than by will or the laws of descent and distribution and are generally exercisable, during the recipient's lifetime, only by the recipient.

Severance from Service

The Committee has discretion to determine, with respect to each award granted under the 2009 LTIP, the extent (if any) to which the recipient of the award will have rights with respect to the award following the recipient's separation from service with Verizon and/or any of its related companies.

Federal Income Tax Considerations

The U.S. federal income tax consequences of the 2009 LTIP under the Code, which is subject to change, are summarized in the following discussion of the general tax principles applicable to the 2009 LTIP. This summary is not intended to be exhaustive and, among other considerations, does not describe the deferred compensation provisions of Section 409A of the Code to the extent an award is subject to and does not satisfy those rules, nor does it describe any state, local, or international tax consequences. The federal income tax consequences of any particular award may vary based on the terms and conditions associated with that award.

- **Restricted Stock Units, Performance Share Units and Performance Shares.** A participant who has been granted a restricted stock unit, performance share unit or performance share will not realize taxable income at the time of grant, and the Company will not be entitled to claim a corresponding income tax deduction at that time. The participant will have income equal to the amount of cash received when the award is paid and/or the fair market value of the shares at the time they are distributed. The Company will be entitled to claim a corresponding income tax deduction at that time (subject to any limitation under Code Section 162(m) discussed below).
- **Restricted Stock.** A participant who has been granted shares of restricted stock will not realize taxable income at the time of grant, and the Company will not be entitled to claim a corresponding income tax deduction, assuming that any restrictions on the participant's ability to earn such award create a "substantial risk of forfeiture" for federal income tax purposes. When the stock that is the subject of an award vests, the participant will realize ordinary income in an amount equal to the then fair market value of those shares, and the Company will be entitled to claim a corresponding income tax deduction. Gains or losses that the participant realizes upon a subsequent disposition of those shares will be treated as capital gains or losses. Alternatively, a participant may elect under Section 83(b) of the Code to recognize income at the date of grant of restricted stock and to have the applicable capital gain holding period commence as of that date. In that event, the Company will be entitled to claim a corresponding income tax deduction as of the date of grant.
- **Stock Options and SARs.** A participant will not recognize any taxable income, and the Company will not be entitled to claim a corresponding income tax deduction, upon the grant of a nonqualified stock option, incentive stock option or SAR under the 2009 LTIP.

  If a participant exercises a nonqualified stock option or SAR, he or she will recognize taxable income equal to the difference between the fair market value of Verizon common stock on the date of exercise and the grant price of such nonqualified stock option or SAR. Verizon will be entitled to claim an income tax deduction equal to the amount of taxable income recognized by the participant.

  A participant does not recognize taxable income upon the exercise of an incentive stock option. However, the difference between the fair market value of Verizon common stock on the date of exercise and the grant price of the incentive stock option is a tax preference item that must be considered in determining whether the participant is subject to the alternative minimum tax. If the participant does not dispose of the stock acquired through the exercise of an incentive stock option within two years after the date of grant or one year after the exercise date, any taxable income recognized on the date of sale will be subject to tax as a capital gain. If the above holding period requirements are not met, part or all of any income recognized on the date of sale will be subject to tax as ordinary income, and Verizon will be entitled to claim an income tax deduction in an equal amount. An incentive stock option becomes a nonqualified stock option if it is exercised more than three months after the participant has terminated his or her employment with Verizon or 12 months if the termination of employment is due to death or disability.

- **Section 162(m) Deduction Limits.** As described above, Section 162(m) of the Code generally provides that a federal income tax deduction is typically not available to Verizon for annual compensation in excess of $1,000,000 paid to each of Verizon's chief executive officer and the three highest compensated officers (other than the chief financial officer), as determined pursuant to the executive compensation proxy statement disclosure rules in a particular year. However, as outlined above, certain performance-based compensation that satisfies the requirements of the "performance-based exception" under Section 162(m) of the Code is not subject to this limit. The Committee may designate certain awards under the 2009 LTIP as intended to qualify as performance-based compensation for purposes of Code Section 162(m). One of the requirements for Performance-Based Vesting Awards to satisfy the "performance-based exception" under Code Section 162(m) is that the material terms of the performance goals under the 2009 LTIP must be approved by the Company's shareholders at least every five years. As described above, if shareholders approve this 2009 LTIP proposal, the Performance-Based Vesting Award feature of the 2009 LTIP will be extended through the first annual meeting of Verizon's shareholders that occurs in 2018. In addition, while the Company does not currently intend to grant stock options and SARs, if shareholders approve this 2009 LTIP Proposal, the Committee will be able to grant stock options and SARs that are intended to qualify under the "performance-based exception."

Past Grants under the 2009 LTIP

The only awards that have been granted under the 2009 LTIP are performance stock units and restricted stock units to eligible employees and share equivalents to non-employee Directors. No stock options have been granted under the 2009 LTIP, and the Company does not presently intend to grant options under the 2009 LTIP.

Specific Benefits under the 2009 LTIP

The Company has not approved any awards that are conditioned upon shareholder approval of the proposed amendment. The Company is not currently considering any other specific award grants under the 2009 LTIP. If the amendment reflected in this 2009 LTIP proposal had been in effect in fiscal 2012, we expect that Verizon's award grants made in fiscal 2012 would not have been substantially different from those actually made in that year under the 2009 LTIP. For information regarding stock-based awards granted to Verizon's named executive officers during 2012, see the discussion under the "Compensation Discussion and Analysis" section of this proxy statement.

The closing market price for a share of the Company's common stock as of March 4, 2013 was $47.11 per share.

Equity Compensation Plan Information

The following table provides information as of December 31, 2012 for (i) all equity compensation plans previously approved by the Company's shareholders, and (ii) all equity compensation plans not previously approved by the Company's shareholders. Since May 9, 2009, the Company has only issued awards under the 2009 LTIP, which provides for awards of stock options, restricted stock, restricted stock units, performance stock units and other equity-based hypothetical stock units to employees of Verizon and its subsidiaries. No new awards are permitted to be issued under any other equity compensation plan. In accordance with SEC rules, the table does not include outstanding awards that are payable solely in cash by the terms of the award, and such awards do not reduce the number of shares remaining for issuance under the 2009 LTIP.

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by security holders	22,095,525[1]	$34.69[2]	100,857,279[3]
Equity compensation plans not approved by security holders	265,118[4]	—	—
Total	22,360,643	$34.69	100,857,279

[1] This amount includes: 3,318,335 shares of common stock subject to outstanding stock options, 18,739,251 shares of common stock subject to outstanding restricted stock units and performance stock units, and 37,939 shares subject to outstanding deferred stock units, in each case including, for awards other than stock options, dividend equivalents accrued on such awards through December 31, 2012. This does not include performance stock units, deferred stock units and deferred share equivalents payable solely in cash. None of the outstanding stock options include tandem dividend equivalent rights.
[2] This number reflects the weighted average exercise price of outstanding stock options. Verizon's outstanding restricted stock units, performance stock units and deferred stock units do not have exercise prices associated with the settlement of these awards.
[3] This number reflects the number of shares of common stock that remained available for future issuance under the 2009 LTIP.
[4] This number reflects shares subject to deferred stock units credited to the Verizon Income Deferral Plan, which were awarded in 2002 under the Verizon Communications Broad-Based Incentive Plan. No new awards are permitted to be issued under this plan.

The Board of Directors recommends that you vote FOR this proposal.

Shareholder Proposals

(Items 5 – 10 on Proxy Card)

We have been advised that the shareholders submitting the proposals or their representatives intend to present the following proposals at the annual meeting. The Board of Directors has concluded that it cannot support these proposals for the reasons stated.

Item 5 on Proxy Card:

Trillium Asset Management LLC, 711 Atlantic Avenue, Boston, Massachusetts 02111, as representative of Margot Cheel, owner of 750 shares of the Company's common stock, and The Nathan Cummings Foundation, 475 Tenth Avenue, 14th Floor, New York, New York 10018, owner of 5,159 shares of the Company's common stock, as co-sponsors, propose the following:

Wireless Network Neutrality

Whereas,

Wireless communications are critical to Verizon. In 2011 wireless constituted almost two-thirds of total revenue, with wireless data revenue growing 21 percent on an annual basis.

A critical factor in this growth has been the open (non-discriminatory) architecture of the Internet. Non-discrimination principles are commonly referred to as "network neutrality" and seek to ensure equal access and non-discriminatory treatment for all content.

We believe open Internet policies help drive the economy, encourage innovation and reward investors. Network neutrality principles may help Verizon financially by bringing new products to its platform, attracting customers and creating opportunities to share revenue with developers.

An open Internet also has particular importance for minority and economically disadvantaged communities, which rely on wireless more than other demographic groups. According to Colorofchange.org, an organization representing African Americans, "The digital freedoms at stake are a 21st century civil rights issue."

Verizon's stated policies for customers who access the Internet via wireless devices are markedly different from those for customers who access the Internet via wired networks.

For example, on its web site the Company offers customers who gain Internet access via its wired network a "commitment" which includes: "We will not prevent you or other users of our service from sending and receiving the lawful content of your choice; running lawful applications and using lawful services of your choice.." and "We will disclose the types of practices that we use to manage our network..."

Wireless customers, however, are given no such assurances. The Company tells wireless customers: "We will continue to disclose accurate and relevant information in plain language about the characteristics and capabilities of our service offerings so you and other users of our service can make informed choices."

As investors, we are deeply concerned about this disparity in principles, policies and practices. In light of potential reputational, regulatory, and legislative risk related to Verizon's network management practices and the issue of network neutrality, this disparity is troubling.

There may also be reputational and commercial risk in not providing customers with evidence of open Internet policies. On its public policy blog, a Verizon executive describes a high level of competition in the wireless market and says consumers "can vote with their feet if they want to" by choosing another wireless provider.

Resolved: Shareholders request that the Board of Directors report by October 2013 (at reasonable cost; omitting proprietary and confidential information; and not conceding or forfeiting any issue in litigation) how Verizon is responding to regulatory, competitive, legislative and public pressure to ensure that its network management policies and practices support network neutrality, an Open Internet and the social values described above.

Supporting Statement

We are not seeking a report on legal compliance or the details of network management. Rather, we seek to ensure that shareholders have sufficient information to evaluate how Verizon manages this significant policy challenge — how it takes into account that network management decisions could potentially affect future regulatory developments.

BOARD OF DIRECTORS' POSITION

Verizon has been a leader among Internet providers in supporting an open and vibrant Internet. Even before the Federal Communications Commission adopted net neutrality rules, Verizon published on its website a commitment to its broadband Internet access customers to enable consumers to benefit from its networks and the open Internet. In addition, Verizon has taken affirmative steps to encourage the development of a wide range of devices and applications to promote customers' ability to access and use the Internet in the manner of their choosing.

In addition to running our networks and developing products to provide access to the open Internet for tens of millions of people, Verizon has been at the forefront of the development of policies that seek to establish a robust, level and dynamic playing field for all participants in the broader ecosystem that supports the vitality of the Internet. As a leader in developing an open architecture for the access to and use of the Internet, the Company's position on all aspects of the "network neutrality" debate has been consistently and publicly conveyed in the mainstream and industry-related media, through online and traditional publications, in the development of technology standards, through legislative and agency fact-finding processes and in applicable agency and court filings, to name but a few of the forums in which Verizon participates.

In view of the extensive information that Verizon makes available about its approach to the public policy issues associated with network management, the Internet and network neutrality, the Board believes that the report requested by the proposal would provide no additional meaningful information to shareholders and would be a waste of corporate resources.

The Board of Directors recommends that you vote AGAINST this proposal.

Item 6 on Proxy Card:

AFSCME Employees Pension Plan, 1625 L Street N.W., Washington, DC 20036, owner of 20,659 shares of the Company's common stock, Congregation of the Sisters of Charity of the Incarnate Word, San Antonio, 4503 Broadway, San Antonio, Texas 78209, owner of 2,650 shares of the Company's common stock, The Domestic and Foreign Missionary Society of the Protestant Episcopal Church in the United States of America, 815 Second Avenue, New York, New York 10017, owner of 100 shares of the Company's common stock, and Domini Social Investments, 532 Broadway, 9th Floor, New York, New York, 10012, owner of 501,563 shares of the Company's common stock, as co-filers, propose the following:

Whereas, corporate lobbying exposes our company to risks that could affect the company's stated goals, objectives, and ultimately shareholder value, and

Whereas, we rely on the information provided by our company to evaluate goals and objectives, and we, therefore, have a strong interest in full disclosure of our company's lobbying to assess whether our company's lobbying is consistent with its expressed goals and in the best interests of shareholders and long-term value.

Resolved, the shareholders of Verizon Communications Inc. ("Verizon") request that the Board authorize the preparation of a report, updated annually, disclosing:

1. Company policy and procedures governing lobbying, both direct and indirect, and grassroots lobbying communications.
2. Payments by Verizon used for (a) direct or indirect lobbying or (b) grassroots lobbying communications, in each case including the amount of the payment and the recipient.
3. Verizon's membership in and payments to any tax-exempt organization that writes and endorses model legislation.
4. Description of the decision making process and oversight by management and the Board for making payments described in section 2 above.

For purposes of this proposal, a "grassroots lobbying communication" is a communication directed to the general public that (a) refers to specific legislation or regulation, (b) reflects a view on the legislation or regulation and (c) encourages the recipient of the communication to take action with respect to the legislation or regulation. "Indirect lobbying" is lobbying engaged in by a trade association or other organization of which Verizon is a member.

Both "direct and indirect lobbying" and "grassroots lobbying communications" include efforts at the local, state and federal levels.

The report shall be presented to the Audit Committee or other relevant oversight committees of the Board and posted on the company's website.

Supporting Statement

As shareholders, we encourage transparency and accountability in the use of staff time and corporate funds to influence legislation and regulation both directly and indirectly. We believe such disclosure is in shareholders' best interests. Verizon sits on the board of the Chamber of Commerce, which is characterized as "by far the most muscular business lobby group in Washington" ("Chamber of Secrets," Economist, April 21, 2012). In 2010 and 2011, the Chamber spent $198 million on lobbying. Verizon does not disclose its trade association payments or the portions used for lobbying on its website. Absent a system of accountability, company assets could be used for objectives contrary to Verizon's long-term interests.

Verizon spent approximately $32.5 million in 2010 and 2011 on direct federal lobbying activities (Senate reports). In 2011, Verizon also spent at least $3,307,861 in 10 states that require lobbying disclosure (according to state disclosure reports). These figures may not include grassroots lobbying to directly influence legislation by mobilizing public support or opposition and do not include lobbying expenditures to influence legislation in states that do not require disclosure. And Verizon does not disclose membership in or payments to tax-exempt organizations that write and endorse model legislation, such as the American Legislative Exchange Council.

BOARD OF DIRECTORS' POSITION

Verizon engages in advocacy at the federal and state levels in order to promote the interests of the Company and its shareholders. The Company's lobbying activities are already subject to an extensive framework of laws, public disclosure, and internal oversight. The additional disclosures required by the proposal would provide little or no value to shareholders while imposing significant administrative burdens on the Company.

Verizon already complies fully with all laws governing its lobbying activities, which require it to make extensive public disclosures about those activities. At the federal level, Verizon files public quarterly reports disclosing its lobbying expenditures and detailing its lobbying activities, the entities it lobbied, and the subject matters upon which it lobbied. Any lobbying firms hired by Verizon file similar reports. In addition, Verizon files public semiannual reports disclosing certain political contributions and honorary payments made by the Company or its federal political action committee. Each of Verizon's in-house and external lobbyists file similar reports disclosing personal contributions and payments. Finally, Verizon belongs to a number of trade associations which are registered under the Lobbying Disclosure Act, and which file their own lobbying reports. These reports disclose the trade association's own lobbying activities, and to the extent the trade associations have members who contribute more than $5,000 per quarter to the association and who actively participate in the planning, supervision, or control of the association's lobbying activities, those members are identified on the association's lobbying reports. Verizon also files extensive lobbying disclosure reports as required by state law.

Verizon's lobbying activities are subject to robust internal controls, including oversight by the Corporate Governance and Policy Committee of the Board of Directors. The Code of Conduct requires that all lobbying activities on behalf of the Company be authorized by public policy or legal personnel. In addition, corporate policy and training materials provide guidance to employees regarding legal requirements in connection with lobbying activities.

Because Verizon is already subject to extensive reporting requirements regarding its lobbying activities and has strong internal controls to ensure that any lobbying activity is conducted in accordance with the law and in furtherance of the Company's and its shareholders' interests, the Board does not believe that the additional requested disclosure would be valuable to shareholders.

The Board of Directors recommends that you vote AGAINST this proposal.

Item 7 on Proxy Card:

C. William Jones, 1 Muirfield Court, Frisco, Texas 75034, owner of 126 shares of the Company's common stock, proposes the following:

Resolved: The shareholders of Verizon hereby ask our Board of Directors to adopt a "proxy access" bylaw, with conforming amendments to related bylaws, that require Verizon to include in any proxy materials prepared for a shareholder meeting at which directors will be elected, the name, Disclosure and Statement (as defined herein) of any person nominated for election to the Board by a shareholder or group thereof (the "Nominator") that meets the criteria set out below. Verizon shall allow shareholders to vote on such nominee(s) on Verizon's proxy card.

The number of shareholder-nominated candidates appearing in proxy materials shall not exceed 20 percent of the number of directors then serving. This bylaw should provide that a Nominator must:

(a) Have beneficially owned 3% or more of Verizon's outstanding common stock continuously for at least three years before the nomination is submitted;

(b) Give Verizon written notice within the time period identified in Verizon's bylaws, of information required by the bylaws and any rules of the Securities and Exchange Commission about (i) the nominee, including his or her consent to being named in the proxy materials, to serving as a director if elected, and to public disclosure of data required by Verizon's bylaws; and (ii) the Nominator, including proof of ownership of the required shares (the "Disclosure"); and

(c) Certify that (i) it assumes liability stemming from any legal violation arising out of the Nominator's communications with shareholders, including the Disclosure and Statement; (ii) it will comply with all applicable legal requirements in its own soliciting material; and (iii) to the best of its knowledge, the required shares were acquired in the ordinary course of business and not to change or influence control at Verizon.

The Nominator may submit with the Disclosure a supporting statement not exceeding 500 words (the "Statement"). The Board shall adopt procedures for timely resolving disputes over whether the notice of a nomination, Disclosure and Statement satisfy the bylaw and any applicable regulations, and the priority to be given to multiple nominations exceeding the 20 percent limit.

Supporting Statement

We believe long-term Verizon owners should have a meaningful voice in electing directors.

The process proposed here adopts the strict 3% and 3-year eligibility threshold the SEC adopted in its now-vacated 2010 proxy access rule.

The 20% limit on shareholder-nominated candidates will prevent abuse, we believe, and is the limit Hewlett-Packard agreed to put before shareholders in 2013 with a recommended "yes" vote.

The need for enhanced accountability at Verizon is compelling in our view:

- Verizon's Performance Stock Unit program provides significant payouts (50% of target) for below-median performance and even if total shareholder return is negative.
- The Board opposed shareholder resolutions in 2012 that proposed a 15% threshold to call special meetings and the right to act by written consent, reforms receiving 46.8% and 43.2% support, respectively.
- Over 10% of votes were cast "against" re-electing the Board Compensation Committee chairman in 2012 and 2011.

Please vote FOR this proposal.

BOARD OF DIRECTORS' POSITION

The Board believes that the need for "proxy access" should be evaluated in the context of Verizon's overall corporate governance practices that provide shareholders with the opportunity to have meaningful input into the director nomination and election process and ensure that the Board has the independence, professional experience, expertise and commitment to effectively oversee management's performance and act in the best interests of all shareholders. Given Verizon's overall governance structure, the Board believes that the proposed proxy access regime is unnecessary and would decrease the effectiveness of the Board.

The Board believes that its current director nomination process in which the Corporate Governance and Policy Committee evaluates all nominees, including individuals recommended by shareholders, is the most appropriate process to ensure that only the highest quality Director candidates are nominated for election. The Committee, which is comprised of independent Directors who owe fiduciary duties to act in the best interests of all shareholders, is in the best position to review and recommend director nominees who have the skills and qualifications to enhance the effectiveness of the Board and who are free from conflicts of interest and will represent the interests of all shareholders and not just those with special interests. As part of its evaluation of each candidate, the Committee takes into account how that candidate's background experience, qualifications, attributes and skills may complement, supplement or duplicate those of other prospective candidates.

Candidates identified by the Committee are elected in accordance with corporate governance requirements adopted to ensure that all Directors remain accountable to shareholders. These include a majority voting requirement for the election of Directors and a requirement that all Directors stand for reelection annually. Since the Committee annually considers nominees recommended by shareholders and there is an annual election for all Directors, the Board believes that all of Verizon's Directors are fully accountable to shareholders and that shareholders have meaningful ways to address Board composition.

A proxy access regime, when coupled with annual elections of all Directors, could turn each year's annual meeting into a free-for-all contested election. The Board believes that dealing with contested elections every year would not only be highly distracting to the Board and management, but could also encourage a short-term focus to the management of the business that would not be in the interests of Verizon's shareholders. Encouraging short-termism and distracting the Board and management from their responsibilities are very high costs to pay for a regime for which there is not a demonstrated need.

The Board strongly disagrees with the proponent's allegation that there is a need for enhanced accountability at Verizon. Notably, the proponent does not allege that any nominee proposed to the Committee has ever failed to receive due consideration and does not allege any other governance failings. Contrary to the proponent's allegation, the Board has consistently demonstrated its accountability and responsiveness to shareholders by adopting robust director independence standards and limitations on service on other boards, implementing majority voting for the election of directors, implementing a shareholder advisory vote on executive compensation before it was required to do so and providing shareholders with the right to call special meetings.

The Board believes that the adoption of a "proxy access" bylaw is not in the best interests of Verizon or its shareholders because a proxy access regime could disrupt the Company's existing, effective corporate governance regime and result in a less effective Board that includes less independent and qualified individuals.

The Board of Directors recommends that you vote AGAINST this proposal.

Item 8 on Proxy Card:

Jack K. and Ilene Cohen, 3354 Curry Street, Yorktown Heights, New York 10598, owners of 664 shares of the Company's common stock, propose the following:

Resolved: Verizon shareholders urge our Board of Directors to seek shareholder approval of any senior executive officer's new or renewed compensation package that provides for severance or termination payments with an estimated total value exceeding 2.99 times the sum of the executive's base salary plus target short-term bonus.

"Severance or termination payments" include any cash, equity or other compensation that is paid out or vests due to a senior executive's termination for any reason. Such payments include those provided under employment agreements, severance plans, change-in-control clauses in long-term equity or other compensation plans, and agreements renewing, modifying or extending any such agreement or plan.

"Total value" of these payments includes: lump-sum payments; payments offsetting tax liabilities; post-employment perquisites or benefits that are not vested under a plan generally available to management employees; post-employment consulting fees or office expense; and any equity awards as to which the executive's vesting is accelerated, or a performance condition waived, due to termination.

The Board shall retain the option to seek shareholder approval after material terms are agreed upon.

Supporting Statement

We believe that requiring shareholder ratification of "golden parachute" severance packages with a total cost equal to or exceeding three times an executive's base salary plus target bonus will provide valuable feedback, encourage restraint, and strengthen the hand of the Board's compensation committee.

According to the 2012 Proxy (page 56), if CEO Lowell McAdam is terminated without cause in the 12 months following a change in control, he could receive an estimated $34.8 million, more than nine times his 2011 base salary plus short-term bonus.

McAdam could receive a similar payout as a result of any involuntary termination without cause, or due to his disability or death.

Similarly, Executive Vice President Daniel Mead could receive an estimated $11.8 million (eight times base salary plus bonus) if he is terminated without cause, or due to disability, death or even voluntary retirement (Proxy, pp. 53, 56).

The 2012 Proxy also discloses that former CEO Ivan Seidenberg "became entitled to receive upon his retirement" $35.3 million in termination payments- over six times his 2011 base salary plus short-term bonus.

The estimated payments to McAdam, Mead and Seidenberg are in addition to their pension and nonqualified deferred compensation plans, which pay millions more.

The majority of termination payments result from the accelerated vesting of outstanding Restricted Stock Units (RSUs) and Performance Stock Units (PSUs). This practice effectively waives performance conditions that justify Verizon's annual grants of "performance-based" restricted stock to senior executives, in our view.

Years ago Verizon's Board adopted a policy requiring shareholder approval of new severance agreements with a value exceeding 2.99 times base salary plus bonus, excluding equity awards. We believe that policy should be updated to include the full value of termination payments, including the estimated value of accelerated vesting of RSUs and PSUs that otherwise would not have been earned or vested until after the executive's termination.

Please **VOTE FOR** this proposal.

BOARD OF DIRECTORS' POSITION

The Human Resources Committee of the Board of Directors believes that maintaining a competitive level of separation benefits is an important part of an overall program designed to attract, retain and motivate the highest quality management team. At the same time, the Committee supports reasonable and appropriate limits on severance payments and already has in place a policy requiring the Company to obtain shareholder ratification of any new employment agreement or severance agreement with an executive officer that provides for severance benefits with a total cash value exceeding 2.99 times the sum of the executive's base salary plus target short-term incentive opportunity. The policy defines severance pay broadly to include payments for any consulting services, payments to secure a non-compete agreement, payments to settle any litigation or claim, payments to offset tax liabilities, payments or benefits that are not generally available to similarly-situated management employees and payments in excess of, or outside, the terms of a Company plan or policy.

The proponent's policy would unnecessarily significantly expand Verizon's existing policy by including the value of outstanding equity awards and each benefit or amount that could be paid out on a termination of employment for any reason. The Committee strongly believes that it would be inappropriate to include these benefits in the severance calculation, because they are not payable under the terms of any severance plan or employment agreement, but are earned by the executives in the course of their employment.

Furthermore, the Committee disagrees with the proponent's characterization of the nature of the amounts payable under outstanding long-term incentive awards as severance payments, when they represent equity awards provided to and earned by the executive officer in the course of his or her employment. Under the terms of Verizon's long-term incentive awards, if an employee's employment is terminated without cause, or upon the employee's death, disability or qualifying retirement, the awards remain outstanding and become payable, if at all, on the regularly scheduled payment date. In the case of performance stock unit awards, the awards are only paid if, and only to the extent that, the applicable performance criteria are satisfied at the end of the three-year performance cycle. It is important to note that the award payments are not a windfall – they are not accelerated or increased on the employee's termination – nor, as the proponent asserts, are the performance conditions "effectively waive[d]."

The Committee believes that the proposed policy would effectively subject all of Verizon's executive compensation arrangements to a binding shareholder vote on an annual basis, which would be in addition to the annual say on pay advisory vote that Verizon has been providing shareholders since 2009. As a result, the Committee strongly believes that the proposal could have a significant adverse effect on Verizon's ability to recruit and retain leadership talent because the annual equity grants that comprise a significant portion of an executive's annual compensation and represent an important part of our pay-for-performance objective would be subject to uncertainty for an extended period of time pending the shareholder vote. Accordingly, the Committee firmly believes that the Proposal is not in the best interests of Verizon and its shareholders.

The Board of Directors recommends that you vote AGAINST this proposal.

Item 9 on Proxy Card:

Kenneth Steiner, 14 Stoner Avenue, Apt. 2M, Great Neck, New York 11021, owner of 2,140 shares of the Company's common stock, proposes the following:

9-Special Shareowner Meeting Right

Resolved, Shareowners ask our board to take the steps necessary unilaterally (to the fullest extent permitted by law) to amend our bylaws and each appropriate governing document to give holders of 15% of our outstanding common stock (or the lowest percentage permitted by law above 15%) the power to call a special shareowner meeting.

This includes that such bylaw and/or charter text will not have any exclusionary or prohibitive language in regard to calling a special meeting that apply only to shareowners but not to management and/or the board (to the fullest extent permitted by law). This proposal does not impact our board's current power to call a special meeting.

Special meetings allow shareowners to vote on important matters, such as electing new directors that can arise between annual meetings. Shareowner input on the timing of shareowner meetings is especially important when events unfold quickly and issues may become moot by the next annual meeting. This proposal topic won more than 60% support at CVS, Sprint and Safeway.

This proposal should also be evaluated in the context of our Company's overall corporate governance as reported in 2012:

GMI/The Corporate Library, an independent investment research firm, had rated our company "D" continuously since 2005 with "High Governance Risk" and "Very High Concern" in Executive Pay-$26 million for our former CEO Ivan Seidenberg.

Mr. Seidenberg was entitled to payments of $33 million related to RSU and PSU pay given in 2010 and 2011, nearly $2 million in life insurance, and $10,000 for financial planning. Indeed, Mr. Seidenberg will need extra money for financial planning because he has nearly $68 million in non-qualified deferred pay plans, $3 million in accumulated pension benefits, and $20 million realized on the vesting of 498,000 stock awards. This totaled $126 million.

GMI said Lowell McAdam, our new CEO, received a special one-time equity payment related to his promotion consisting of 70% performance share units worth $7 million based on average annual ROE over a five-year period and 30% restricted stock units worth $3 million that simply vest over time. This was in addition to $5.25 million in PSUs and $3.5 million from the annual equity grant awarded earlier in the year. Mr. McAdam also had a potential $32 million entitlement for a change in control.

This proposal topic might have received our majority vote in 2012 had our directors refrained from making it more difficult to vote for shareholder proposals than to vote against them and had our directors refrained from instigated their costly extra solicitation for negative votes. In other words this proposal topic might have received our majority vote had there been a level playing field.

Please encourage our board to respond positively to this proposal to strengthen our corporate governance and protect shareholder value:

Special Shareowner Meeting Right – Proposal 9

BOARD OF DIRECTORS' POSITION

Verizon's Board of Directors has carefully considered this issue in each of the past five years. The Board continues to believe that this proposal is unnecessary because Verizon's shareholders already have a meaningful right to call a special meeting. Under Verizon's bylaws, any shareholder who owns at least 10%, or multiple shareholders who together own at least 25%, of Verizon's stock may call a special meeting of shareholders. There are only limited circumstances under which a special meeting requested in accordance with the bylaws would not occur, each of which is designed to prevent a costly meeting that is unnecessary because the proposed business is not a proper subject for shareholder action under Delaware law or because shareholders have recently had or will soon have an opportunity to address the issue.

A special meeting of shareholders is an extraordinary event that is both expensive and time-consuming. The Board firmly believes that the ownership thresholds and the common sense safeguards contained in Verizon's current bylaw provision strike an appropriate balance between the right of shareholders to call a special meeting and the interests of Verizon and its shareholders in promoting the appropriate use of company resources.

The Board of Directors recommends that you vote AGAINST this proposal.

Item 10 on Proxy Card:

William Steiner, 112 Abbottsford Gate, Piermont, New York 10968, owner of 300 shares of the Company's common stock, proposes the following:

Proposal 10 – Right to Act by Written Consent

Resolved, Shareholders request that our board of directors undertake such steps as may be necessary to permit written consent by shareholders entitled to cast the minimum number of votes that would be necessary to authorize the action at a meeting at which all shareholders entitled to vote thereon were present and voting. This written consent includes all issues that shareholders may propose. This written consent is to be consistent with applicable law and consistent with giving shareholders the fullest power to act by written consent consistent with applicable law.

This proposal topic won majority shareholder support at 13 major companies in a single year. This included 67%-support at both Allstate and Sprint. Hundreds of major companies enable shareholder action by written consent.

This proposal should also be evaluated in the context of our Company's overall corporate governance as reported in 2012:

GMI/The Corporate Library, an independent investment research firm, has rated our company "D" continuously since 2005 with "High Governance Risk" and "Very High Concern" in Executive Pay-$26 million for our former CEO Ivan Seidenberg.

Directors Sandra Moose, Richard Carrion, Hugh Price and Joseph Neubauer each had 12 to 17 years long-tenure. GMI said long-tenured directors can often form relationships that may compromise their independence and therefore hinder their ability to provide effective oversight. Ms. Moose was also our Lead Director, a position which demands greater independence. Mr. Carrion was also a CEO who was furthermore on our executive pay committee along with another CEO, Clarence Otis, who was further over-extended with seats on the boards of 3 major companies. Mr. Otis also had a seat on our audit committee. Long-tenured directors also chaired our executive pay and nomination committees. In fact Mr. Neubauer, the chair of our executive pay committee, received our highest negative votes.

Shareholder support for 2012 shareholder proposals would have been higher had our directors refrained from making it easier to vote against shareholder proposals than to vote for them and had our directors not instigated a costly extra solicitation for negative votes.

Please encourage our board to respond positively to this proposal to strengthen our corporate governance and protect shareholder value:

Right to Act by Written Consent – Proposal 10

BOARD OF DIRECTORS' POSITION

The Board of Directors has carefully considered the arguments put forth in support of this proposal and continues to believe that adoption of the proposal is not in the best interests of all shareholders. Action by written consent can result in certain shareholders being denied the ability to vote or otherwise have a say on proposed corporate action. The Board strongly believes that shareholder democracy can best be assured by shareholder action being taken at an appropriately called annual or special meeting of shareholders. Shareholder meetings provide the best opportunity for discussion and interaction among the Company's stakeholders so that all points of view may be considered prior to a vote.

The Board also opposes this proposal because action by written consent can occur with little or no advance notice to the Company, minority shareholders and the market. As a result, the Board may not have a meaningful opportunity to consider the merits of the proposed action, to consider alternative courses of action or to communicate its views to shareholders. For example, hostile or insurgent shareholders have relied on consent solicitations as a coercive tool to threaten or fundamentally change companies without providing all shareholders with notice or an opportunity to be engaged in the consideration of such changes at a shareholders meeting.

The Board believes that adoption of this proposal is unnecessary in the context of Verizon's overall corporate governance. Verizon's shareholders have the ability to raise important matters outside of the annual meeting cycle. Any shareholder owning at least 10%, or any group owning 25%, of Verizon's common stock has the right to call a special meeting of shareholders. As a result, shareholders holding far fewer shares than the majority contemplated by the proposal already have the ability to cause important matters to be addressed in a forum that permits the involvement of all shareholders and constructive engagement with the Board and management.

The Verizon Board has consistently demonstrated its willingness to listen to and constructively respond to shareholder concerns. As a result, the Board believes that a proposal that seeks to remove the Board and minority shareholders from the process of considering important corporate matters is not in the best interests of all shareholders.

The Board of Directors recommends that you vote AGAINST this proposal.

Compensation Committee Report

The Human Resources Committee has reviewed and discussed the Compensation Discussion and Analysis with management. Based on such review and discussions, the Committee recommended to the Board of Directors, and the Board has approved, the inclusion of the Compensation Discussion and Analysis in this proxy statement and the Company's Annual Report on Form 10-K.

Respectfully submitted,

Human Resources Committee

Joseph Neubauer, Chairperson
Richard L. Carrión
Melanie L. Healey
M. Frances Keeth
Robert W. Lane
Clarence Otis, Jr.

Dated: March 8, 2013

Compensation Discussion and Analysis

The Human Resources Committee oversees the development and implementation of the total compensation program for Verizon's named executive officers. Throughout this discussion and analysis of compensation, we refer to the Board of Directors as the Board and the Human Resources Committee as the Committee.

For 2012, Verizon's named executive officers were:

Lowell C. McAdam	Chairman and Chief Executive Officer
Daniel S. Mead	Executive Vice President and President and Chief Executive Officer – Verizon Wireless Joint Venture
Francis J. Shammo	Executive Vice President and Chief Financial Officer
John G. Stratton	Executive Vice President and President – Verizon Enterprise
Randal S. Milch	Executive Vice President and General Counsel*

* Effective January 1, 2013, Mr. Milch was appointed Executive Vice President – Public Policy and General Counsel.

Executive Summary

Summary of 2012 Results

In 2012, Verizon produced generally strong results. These included:

Performance Metric[1]	2012 Result	Change from 2011
Adjusted EPS	$2.24	4.2%
Total Revenue	$115.8B	4.5%
Free Cash Flow	$15.3B	13.1%
Return on Equity	17.1%	167bps

[1] A reconciliation of non-GAAP measures to the most directly comparable GAAP measures can be found in Appendix C to this proxy statement.

The chart below reflects how $100 invested in Verizon stock on December 31, 2007 would have grown to $140.15 on December 31, 2012, with dividends reinvested quarterly. It also shows how $100 invested in the Related Dow Peers* and $100 invested in the S&P 500 Index on December 31, 2007, with dividends reinvested, would have grown over the same five-year period.

Comparison of Five-Year Cumulative Total Shareholder Return



Verizon
S&P 500
Related Dow Peers*
$150
$140
$130
$120
$110
$100
$90
$80
$70
$60
2007
2008
2009
2010
2011
2012
$140.15
$121.98
$108.59

* Total shareholder return based on equal weighting methodology.

Summary of Key 2012 Compensation Decisions

Based on Verizon's business strategy and accomplishments in 2012, the Committee made the following key compensation decisions in 2012:

2012 Base Salary

After considering competitive peer pay practices, the Committee approved base salary increases of 10.3% for Mr. Mead, 3.7% for Mr. Shammo and 4.0% for Mr. Milch. In addition, in recognition of Mr. Stratton's promotion to Executive Vice President and President – Verizon Enterprise, the Committee increased Mr. Stratton's base salary by 12.5%. Mr. McAdam did not receive a base salary increase in 2012.

2012 Short-Term Incentive Awards

In connection with the Committee's review of competitive peer pay practices and to provide executives with additional focus and incentives to drive year-over-year growth and profitability, and further strengthen the relationship between pay and performance, the Committee expanded the payout range of the short-term incentive program for 2012 by decreasing the potential payout amount at threshold performance from 67% to 50% of target and by increasing the potential payout amount at maximum performance from 133% to 150% of target.

Also, in connection with its review of competitive peer pay practices, the Committee modified the short-term target incentive opportunity (which is expressed as a percentage of base salary levels) by reducing the target percentage for the named executive officers other than the CEO from 112.5% to 110% and increasing the target percentage for the CEO from 187.5% to 250%.

Based on the Company's performance against the measures the Committee established at the beginning of the year, each of the participants in the short-term incentive plan, including the named executive officers, received a 2012 short-term incentive award paid at 90% of its targeted level.

2012-2014 Long-Term Incentive Awards

In prior years, the long-term incentives awarded to the named executive officers as part of the annual equity grant consisted of performance stock units (referred to as PSUs) that vest based on Verizon's relative Total Shareholder Return (TSR) during the three-year performance cycle and restricted stock units (referred to as RSUs). The 2012 awards again consisted of PSUs and RSUs. However, for the 2012 award, the Committee made the following changes to the design of the PSUs to more closely align with Verizon's business strategy and drive shareholder value:

- Added a three-year cumulative free cash flow metric;
- Lowered the percent of the PSU awards that vest at the threshold TSR performance level from 50% to 32% of target while continuing to pay less than 100% for median TSR performance; and
- Changed the TSR vesting scale so that each incremental percentage of achievement between the threshold and maximum performance levels results in a corresponding change in the percent of the PSU awards that vest.

2010-2012 Long-Term Incentives Earned

The Company's TSR for the 2010-2012 performance cycle ranked 3rd, or at the 94th percentile among the members of the Related Dow Peers as constituted on the date the grant was made. As a result of this achievement, each of the participants in the long-term incentive plan, including the named executive officers, vested in 200% of the number of PSUs that were granted to them, plus dividend equivalents credited pursuant to the terms of the award.

Mr. McAdam's 2009 Special Succession Planning PSU Award Earned

In December 2009, the Committee granted Mr. McAdam a special PSU award in connection with the Board's long-term succession planning efforts, which consisted of PSUs that would vest based on the Company's return on equity during the three-year performance period ending December 31, 2012. Based on the Company's performance against the award's performance measures, Mr. McAdam vested in 136% of the number of PSUs granted to him, plus dividend equivalents credited pursuant to the terms of the award. The PSUs were settled in shares, and Mr. McAdam must hold the shares he received for two years.

Summary of Executive Compensation Program and Practices

Our commitment to following industry-leading compensation and governance practices is reflected in the design of our compensation program. Some of these elements include:

Pay-for-Performance

Approximately 90% of our named executive officers' annual total compensation opportunity is variable, at risk and incentive-based. The primary components of our executive compensation program and their approximate percentage of the total compensation opportunity are as follows:

- 10% fixed pay – annual cash base salary
- 90% variable, performance-based pay – comprised of an annual cash incentive based on achievement of pre-established performance goals and a long-term incentive in the form of an equity-based award that vests after three years and is composed of PSUs and RSUs

Benchmarking Total Compensation

The Committee benchmarks each executive's total compensation opportunity against a single peer group, referred to as the Related Dow Peers and described beginning on page 38 and in Appendix B. The Committee references the 50th percentile of the Related Dow Peers for total compensation opportunity, with additional consideration given to the tenure and overall level of responsibility of a particular executive. For these purposes, total compensation opportunity consists of the named executive officer's base salary, targeted annual short-term incentive level and targeted long-term incentive level.

Compensation Best Practices

The Committee regularly considers competitive market trends and seeks to understand the views of shareholders when considering changes to existing policies. As a result of this process, the Committee has been a leader in adopting many best practices over the years, including:

- Holding advisory votes on executive compensation beginning in 2009;
- Maintaining a "claw back" policy to recapture and cancel incentive payments received by executives who engage in financial misconduct;
- Settling RSUs and special succession-related awards in shares; and
- Requiring the CEO to maintain share ownership equal to at least seven times his base salary and requiring the other named executive officers to maintain share ownership equal to at least four times their base salaries.

In addition, as a result of the Committee's consideration of plan terms and components over the years, Verizon's executive compensation program has:

- No guaranteed pension and supplemental retirement benefits;
- No Section 280G and other tax gross-ups;
- No executive employment agreements;
- No cash severance benefits for the CEO; and
- No single-trigger change in control equity payments.

Evaluation of Potential Linkage between Compensation and Risk Taking

When reviewing the compensation program and the performance metrics used under the program, the Committee considers the impact of the compensation program on the Company's risk profile. The Committee believes that Verizon's compensation program has been structured to provide strong incentives for executives to appropriately balance risk and reward consistent with the Company's enterprise business risk management efforts.

Shareholder Outreach Program

At the request of the Committee, management and the Committee's compensation consultant, Pearl Meyer & Partners (the Consultant), engage in a semiannual shareholder outreach program with certain institutional investors to discuss the design and operation of Verizon's executive compensation program. Management and the Consultant provide a report to the Committee on the results of that outreach. The Committee believes this program provides opportunities for shareholders to provide input on Verizon's executive compensation program and policies in addition to the annual say-on-pay vote.

The Role of Shareholder Say-on-Pay Votes and Shareholder Outreach

The Company provides its shareholders with the opportunity to cast an annual advisory vote on executive compensation (say-on-pay). At the Company's Annual Meeting of Shareholders held in May 2012, approximately 87% of the votes cast on the say-on-pay proposal at that meeting were voted in favor of the proposal. The Committee believes this affirms shareholders' support of the Company's approach to executive compensation.

Based on the shareholders' strong support for the Company's say-on-pay proposal in 2012 as well as in each of the preceding years that a say-on-pay vote has been held and the discussions with the Company's investors during the semiannual shareholder outreach program described above, the Company did not make fundamental changes to its approach to executive compensation in 2012. However, the Committee noted that during the Company's ongoing dialogue, certain of our shareholders expressed support for having a second, long-term financial performance metric for our PSU awards, in addition to the comparative TSR measure. The Committee took these views into account, along with its desire to further align the vesting of the PSUs with the successful achievement of our strategic goals, when it approved the addition of a free cash flow metric to the PSU awards in 2012.

Role of Benchmarking and Peer Group Selection

The Committee believes that it is appropriate to use the same peer group to benchmark executive pay opportunities and to evaluate Verizon's relative stock performance under its long-term incentive plan. For this purpose, the Committee uses a single peer group that includes the 29 companies (other than Verizon) in the Dow Jones Industrial Average, plus Verizon's four largest industry competitors that are not included in the Dow Jones Industrial Average. This group is referred to as the Related Dow Peers. The Committee believes that this group of companies, comprised of similarly-sized companies based on market capitalization, net income, revenue and total employees that are included in an established and recognizable index, as well as Verizon's four largest industry competitors, is appropriate for the dual purpose of benchmarking executive pay opportunities and evaluating relative stock performance under the long-term incentive plan, because the companies in the Related Dow Peers represent Verizon's primary competitors for executive talent and investor dollars. Moreover, this peer group is self-adjusting so that changes in the companies included in the Dow Jones Industrial Average are also reflected in the Related Dow Peers over time. For this reason, the Committee believes that the Related Dow Peers provides a consistent measure of Verizon's performance and makes it easier for shareholders to evaluate, monitor and understand Verizon's compensation program.

To determine whether the compensation opportunities for executives are appropriate and competitive, the Committee compares each named executive officer's total compensation opportunity – which represents the aggregate total amount of the executive's base salary and target award amounts under the short-term and long-term incentive plans – to the total compensation opportunities for executives in comparable positions at peer companies. The Committee generally references the 50th percentile of the Related Dow Peers for total compensation opportunity, although the total compensation opportunity may be above or below the 50th percentile depending upon the tenure and overall level of responsibility of a particular executive. The Committee believes that this is an appropriate targeted level of total compensation opportunity because of Verizon's emphasis on performance-based incentive pay, Verizon's size relative to the Related Dow Peers and the fact that, unlike many of the companies in the Related Dow Peers, Verizon has eliminated certain fixed pay elements, including guaranteed defined benefit pension and supplemental pension benefits. Actual total compensation may fall above or below the targeted percentile based on annual and long-term performance results.

Appendix B to this proxy statement includes a chart that lists the companies included in the Related Dow Peers for 2012 compensation purposes, their market capitalization as of December 31, 2012, as reported by Bloomberg, and their net income attributable to the company, revenue and total number of employees, as of each company's most recent fiscal year-end as reported in SEC filings.

Compensation Objectives and Elements of Compensation

Compensation Objectives

The primary objectives of Verizon's compensation program are to:

- Align executives' and shareholders' interests through the use of performance-based compensation; and
- Attract, retain and motivate high-performing executives.

To promote a performance-based culture that further links the interests of management and shareholders, the Committee has developed a compensation program that focuses extensively on variable, performance-based compensation. As detailed below under "Elements of Compensation," the largest portion of our executives' total compensation opportunity is based on performance against challenging pre-established metrics, while fixed compensation in the form of base salary constitutes only a relatively small percentage of each executive's total compensation opportunity. In addition, our executive compensation program does not include such fixed compensation elements as guaranteed defined benefit pension and supplemental pension benefits.

In establishing the mix of incentive pay used in the Company's pay-for-performance program, the Committee balances the importance of meeting the Company's short-term business goals with the need to create shareholder value over the longer term. To help ensure that the interests of executives remain closely aligned with the interests of shareholders, target long-term compensation opportunities represent more than three times the target compensation opportunities related to short-term performance.

Additionally, to attract and retain executives, the Company's compensation program is designed to provide competitive compensation opportunities, which are established by referencing the 50th percentile of the total compensation opportunities for comparable positions in the Related Dow Peers. The program also features three-year long-term incentive awards, including RSUs that vest based on the executive's continued employment through the end of the three-year performance cycle, and PSUs subject to both performance-based and time-based vesting requirements, to encourage high-performing executives to remain with the Company.

Elements of Compensation

In setting total compensation at competitive levels, the Committee determines the appropriate balance between:

- Fixed and variable pay elements;
- Short- and long-term pay elements; and
- Cash and equity-based pay elements.

The following table illustrates the principal elements of Verizon's executive compensation program.

Pay Element	Characteristics	Primary Objective
Base salary	Annual fixed cash compensation	Attract and compensate high-performing and experienced executives
Short-term incentive opportunity (STI)	Annual variable cash compensation based on the achievement of annual performance measures	Incentivize executives to achieve challenging short-term performance measures
Long-term incentive opportunity (LTI)	Long-term variable equity awards granted annually as a combination of PSUs and RSUs	Align executives' interests with those of shareholders to grow long-term value and retain executives

As discussed above, the Committee references the 50th percentile of the Related Dow Peers to benchmark the total compensation opportunity of each of our named executive officers. However, the Committee does not benchmark each element of a named executive officer's total compensation opportunity. Instead, consistent with the Committee's emphasis on a performance-based culture, the Committee has determined that a substantial majority of each named executive officer's total compensation opportunity should be variable and performance-based. Accordingly, the Committee determined in its business judgment to allocate approximately 10% of each executive's total compensation opportunity in the form of base salary, approximately 15% to 25% in the form of short-term incentive, and approximately 65% to 75% in the form of long-term incentive.

The following chart illustrates the approximate allocation of the named executive officers' total compensation opportunity for 2012 between elements that are variable, performance-based and fixed pay:



2012 Fixed vs. Variable Pay Mix
10%
90%
Fixed pay - base salary
Variable pay - STI and LTI

The named executive officers are also eligible to receive medical, disability and savings plan benefits that are generally provided to all management employees, as well as certain other benefits that are described under "Other Elements of the Total Compensation Program" beginning on page 47.

2012 Annual Base Salary

To determine an executive's base salary, the Committee, in consultation with the Consultant, reviews the competitive pay practices of the Related Dow Peers for comparable positions and considers the scope of the executive's responsibility and experience. In particular, the Committee focuses on how base salary levels may impact the market competitiveness of an executive's total compensation opportunity. The Committee also discusses its assessment of the other named executive officers with the CEO. Based on its assessment, the Committee approved a base salary increase in 2012 of 10.3% for Mr. Mead, 3.7% for Mr. Shammo and 4.0% for Mr. Milch. In addition, in recognition of Mr. Stratton's promotion to Executive Vice President and President – Verizon Enterprise, effective January 1, 2012, the Committee increased Mr. Stratton's base salary by 12.5%. The base salary levels of Messrs. Mead, Shammo, Milch and Stratton were adjusted to reflect that approximately 10% of their total compensation opportunity would be in the form of base salary, with the total compensation opportunity for each of them benchmarked at approximately the 50th percentile for similar positions within the Related Dow Peers. Applying this same methodology, the Committee determined that no adjustment was required to Mr. McAdam's base salary in 2012.

2012 Short-Term Incentive Compensation

The Verizon Short-Term Incentive Plan, which is referred to as the Short-Term Plan, motivates executives to achieve challenging short-term performance goals. Each year, the Committee establishes the potential value of the opportunities under the Short-Term Plan, as well as the performance targets required to achieve these opportunities.

The Committee sets the values of the Short-Term Plan award opportunities as a percentage of an executive's base salary. The applicable percentage for each named executive officer is based on the scope of the executive's responsibilities and on the competitive pay practices of the Related Dow Peers for comparable positions. These award opportunities are established at threshold, target and maximum levels. For 2012, to provide executives with additional focus and incentives to drive year-over-year growth and profitability, the Committee expanded the payout range of the Short-Term Plan award opportunities by decreasing the award opportunity at the threshold level from 67% to 50% of target and by increasing the award opportunity at the maximum level from 133% to 150% of target. The Short-Term Plan award opportunities at the threshold, target and maximum levels for each of the named executive officers are shown in the Grants of Plan-Based Awards table on page 53.

The following chart shows the 2012 Short-Term Plan target award opportunity for each of the named executive officers.

Named Executive Officer	2012 Short-Term Plan Target Award Opportunity ($)
Mr. McAdam	3,500,000
Mr. Mead	880,000
Mr. Shammo	770,000
Mr. Stratton	742,500
Mr. Milch	715,000

Mr. McAdam's 2012 target award opportunity was increased from 187.5% to 250% of his base salary. In addition, in connection with the modification of the payout range of the Short-Term Plan award opportunities and the changes made to their base salaries in 2012, the 2012 target award opportunity of our named executive officers other than the CEO was decreased from 112.5% to 110% of their respective base salaries. The Committee determined that these adjustments were appropriate so that each executive's target annual short-term incentive would fall within a range of approximately 15% to 25% of the executive's benchmarked total compensation opportunity. Whether, and the extent to which, the named executive officers earn the targeted Short-Term Plan award is determined based on whether Verizon achieves performance measures established by the Committee at the beginning of the year.

Determination of Annual Performance Measures

The Committee reviews and establishes the performance measures for the Short-Term Plan on an annual basis to help ensure that the program design appropriately incentivizes executives to achieve challenging financial and operational performance goals. In the first quarter of 2012, the Committee reviewed and approved the following annual financial and operating performance measures for all corporate executives, including the named executive officers, and ascribed to each the weighting shown below as the percentage of the total Short-Term Plan award opportunity at target level performance.


2012 Short-Term Plan Performance Measures
5%
20%
50%
25%
EPS
Total Revenue
Free Cash Flow
Diversity

Consistent with 2011, the Committee based the Short-Term Plan award opportunities for all corporate executives, including the named executive officers, primarily on three Company-wide financial performance measures, as determined by specific goals for adjusted EPS, revenue and free cash flow. These three measures were selected to reflect the Company's strategic goals of encouraging profitable operations, overall growth in the Company and efficient use of capital. The Committee believes that these performance measures are appropriate to incentivize the Company's executives to achieve outstanding short-term results and, at the same time, help build long-term value for shareholders.

Adjusted EPS. The Committee views adjusted EPS as an important indicator of Verizon's success. The Committee assigns the greatest weight to adjusted EPS in determining awards under the Short-Term Plan, because it is broadly used and recognized by investors as a significant indicator of Verizon's ongoing operational performance and is a clearly defined indicator of the Company's profitability. Adjusted EPS excludes non-recurring and non-operational items, including but not limited to impairments and gains and losses from discontinued operations, business combinations, changes in accounting principles, the net impact of pension and post-retirement benefit costs, extraordinary items and restructurings. As a result, adjusted EPS is not positively or negatively impacted from period to period by these types of items, so the Committee believes it better reflects the relative success of the Company's ongoing business.

Revenue. The Committee also views achievement of consolidated total revenue goals as an important indicator of the Company's growth and success in managing its capital investments. This measure also reflects the level of penetration of Verizon's products and services in key markets.

Free Cash Flow. The Committee views consolidated free cash flow as another important indicator of Verizon's success in delivering shareholder value, because investors often consider free cash flow as part of their equity valuation models. Free cash flow is determined by subtracting capital expenditures from cash flow from operations. The Committee believes that this type of cash flow measure is relevant for Verizon because Verizon's businesses require significant capital investment, and the level of free cash flow reflects how efficiently a business is managing its capital expenditures. Free cash flow also provides an indication of the amount of cash that the Company has available to return to shareholders in the form of dividends and to reduce its outstanding debt, which is an important financial goal.

Diversity. The Company is committed to promoting diversity among its employees and to recognizing and encouraging the contribution of diverse business partners to the Company's success. To reflect that important commitment, the 2012 performance measures also include a diversity measure. For 2012, the Committee determined that the diversity target would be measured for these purposes by the percentage of new hires and promotions at and above the manager level consisting of minority and female candidates and the levels of supplier spending at the corporate level with minority- and female-owned or operated firms.

The value of the Short-Term Plan award opportunity with respect to each performance measure varies depending on the Company's performance with respect to that measure. The Committee also has the discretion to modify awards based on other factors that it deems appropriate.

In addition, under the Short-Term Plan no awards may be paid if Verizon's return on equity for the plan year, calculated based on adjusted net income (ROE), does not exceed 8%, even if some or all of the other performance measures are achieved.

2012 Annual Performance Measures

The 2012 annual performance measures for all corporate executives, including the named executive officers, were:

- An adjusted EPS target range of $2.39 to $2.52;
- A consolidated total revenue target range of $115.0 billion to $115.6 billion;
- A consolidated free cash flow target range of $15.3 billion to $16.9 billion; and
- A diversity target of (i) having 50% of new hires and promotions at and above the manager level consist of minority and female candidates, and (ii) directing at least 14% of the overall supplier spending at the corporate level to minority- and female-owned or operated firms.

2012 Company Results and Annual Performance Awards

In 2012, Verizon reported generally strong results. Verizon's 2012 results[1] included:

- ROE of 17.1%;
- Adjusted EPS of $2.24, which, the Committee noted, would have been $2.31 after considering the impact of Superstorm Sandy;
- Consolidated total revenue of $115.8 billion;
- Consolidated free cash flow of $15.3 billion, which, the Committee noted, would have been $18.0 billion after considering the impact of Superstorm Sandy and the 2012 pension annuitization; and
- Diversity in new hires and promotions above target performance and supplier spending slightly below target performance.

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[1] A reconciliation of non-GAAP measures to the most directly comparable GAAP measures may be found in Appendix C to this proxy statement.

After considering the level of performance of each performance measure, and applying its business judgment based on its assessment of the level of achievement of each goal individually and collectively, the Committee and, for Mr. McAdam, the independent members of the Board, determine the final Short-Term Plan awards at a percentage of the target level for all participants. For 2012, the target payout percentage was determined to be 90% of the target level for all corporate executives. The following table shows the amount of the Short-Term Plan awards paid to each named executive officer.

Named Executive Officer	Actual 2012 Short-Term Plan Award ($)
Mr. McAdam	3,150,000
Mr. Mead	792,000
Mr. Shammo	693,000
Mr. Stratton	668,250
Mr. Milch	643,500

Long-Term Incentive Compensation

The Verizon Long-Term Incentive Plan, which is referred to as the Long-Term Plan, is intended to reward participants for the creation of long-term shareholder value over a three-year period. In considering the appropriate duration of the performance cycle under the Long-Term Plan, the Committee believes that it is important to establish a period that is longer than one year in order to meaningfully evaluate the performance of long-term strategies and the effect on value created for shareholders. Based on this consideration, the Committee determined that a three-year performance cycle for the Long-Term Plan awards was appropriate.

In prior years, the long-term incentives awarded to executives, including the named executive officers, as part of the annual equity grant consisted of performance stock units (referred to as PSUs) that vest based on Verizon's Total Shareholder Return (TSR) relative to the TSRs of the companies in the Related Dow Peers on the date of grant over the three-year performance cycle and restricted stock units (referred to as RSUs) that vest based on the executive's continued service with Verizon through the end of the three-year performance cycle. In late 2011 and early 2012, the Committee, with the assistance of the Consultant, undertook a comprehensive review of the structure and mix of the annual equity compensation program. As part of that review, the Committee considered Verizon's business strategy and focus, feedback the Company received from our shareholders through the semi-annual shareholder outreach program, and market data on competitive pay practices of the Related Dow Peers. Based on this information, the Committee made the following changes to the design of the 2012 PSUs:

- Added a three-year free cash flow metric;
- Lowered the percent of the PSU awards that vest at the threshold TSR performance level from 50% to 32% of target while continuing to pay less than 100% for median TSR performance; and
- Changed the TSR vesting scale so that each incremental percentage of achievement between the threshold and maximum performance levels results in a corresponding change in the percent of the award that vests.

The Committee believes that adding a free cash flow performance measure to the PSU mix provides an additional focus on Verizon's strategy to increase profitability and capital efficiency over the long-term, provides executives with an easily measurable and tangible goal, and provides an appropriate balance between absolute and relative long-term performance measures. The addition of a second performance measure was also consistent with input the Company received from certain shareholders through its shareholder outreach program. The Committee believes that modifying the vesting scale from a stepped scale between performance levels to a smooth interpolation between performance levels will further align the interests of executives with increasing shareholder value and will motivate strong performance. The terms of the 2012 PSUs are discussed in more detail below under "*Terms of 2012 PSU Awards.*" The Committee did not make any changes to the mix between PSUs and RSUs or to the terms of the RSU awards for 2012.

Consistent with the 2010 and 2011 awards, the 2012 PSUs are payable in cash, and the 2012 RSUs are payable in Verizon shares. The Committee believes that paying PSUs in cash and RSUs in shares creates an appropriate balance between the potential impact on shareholder dilution from paying awards in shares and cash flow considerations, and that both types of awards further align executives' interests with those of Verizon's shareholders as the ultimate values of the awards are based on the value of Verizon's common stock. In addition, paying the 2012 RSU awards in shares is consistent with Verizon's policy of requiring a significant level of equity ownership by our named executive officers.

The value of each PSU is equal to the value of one share of Verizon common stock and accrues dividend equivalents that are deemed to be reinvested in PSUs. The dividend equivalents are only paid to the extent that PSUs are vested and earned. The Committee determines an executive's total compensation opportunity by assuming that he or she will earn 100% of the PSUs initially awarded in any performance cycle. However, the number of PSUs that are actually earned and paid is determined based on Verizon's achievement of the pre-established performance goals over the three-year performance cycle. The final value of each PSU is based on the closing price of Verizon's common stock on the last trading day of the year that the performance cycle ends. As a result, awarding PSUs provides a strong incentive to executives to deliver value to Verizon's shareholders.

On the date the long-term incentive is awarded, the Committee also establishes the number of RSUs that may be earned based on the executive's continued employment with the Company through the end of the three-year award cycle as reflected in the award agreement. The value of each RSU is equal to the value of one share of Verizon common stock and accrues dividend equivalents that are deemed to be reinvested in RSUs. The dividend equivalents are only paid to the extent that RSUs are vested and earned. The 2012 RSU awards are payable in shares at the end of the three-year award cycle and provide both a retention incentive and a performance incentive as the value of the award depends on Verizon's stock price.

2012 Long-Term Plan Award Opportunities

For 2012, each of the named executive officers received 60% of their 2012 Long-Term Plan award opportunity in the form of PSUs, of which two-thirds are eligible to vest based on Verizon's relative TSR performance and one-third is eligible to vest based on Verizon's cumulative free cash flow, and 40% in the form of RSUs. This allocation reflects the Committee's focus on encouraging both outstanding relative TSR performance and free cash flow creation and the retention of the Company's highly-qualified executive team.

The Committee generally establishes an executive's Long-Term Plan target award opportunity as a percentage of the executive's base salary. The Long-Term Plan target award opportunity for each of the named executive officers in 2012 was: 625% of base salary for Mr. McAdam, 525% of base salary for Messrs. Mead, Shammo and Stratton and 500% of base salary for Mr. Milch. The target award opportunities for Messrs. Mead, Shammo, Stratton and Milch increased over their 2011 target award opportunities solely as a result of their base salary increases identified above (*i.e.,* their target award opportunities, expressed as a percentage of their base salaries, did not change). The Committee determined that these award levels were appropriate so that each executive's target annual Long-Term Plan award opportunity would constitute a significant portion of the executive's benchmarked total compensation opportunity consistent with the objectives of the Company's pay-for performance program. The target award opportunity for an executive is allocated between PSUs and RSUs as noted above, and the target award opportunity allocated to each type of award is converted into a target number of shares using the closing price of Verizon's common stock on the grant date.

The following table shows the target value of the awards granted to the named executive officers during 2012 in connection with the annual long-term incentive compensation opportunity. Additional detail regarding the 2012 PSU awards, including the performance requirements, follows the table.

Named Executive Officer	2012 Long-Term Plan Target Award Opportunity ($)
Mr. McAdam	8,750,000
Mr. Mead	4,200,000
Mr. Shammo	3,675,000
Mr. Stratton	3,543,750
Mr. Milch	3,250,000

Terms of 2012 PSU Awards

Two-thirds of the number of PSUs awarded are eligible to vest based on Verizon's TSR as compared to the TSRs of the companies in the Related Dow Peers, as constituted on the grant date of the award, over the 2012-2014 performance cycle. One-third of the number of PSUs awarded is eligible to vest based on Verizon's cumulative free cash flow over the 2012-2014 performance cycle compared against the performance targets established by the Committee at the beginning of the performance cycle.

TSR Metric. The following chart shows the percentage of PSUs awarded for the 2012-2014 performance cycle that can vest based on Verizon's relative TSR positioning compared with the companies in the Related Dow Peers (referred to as TSR PSUs):



Relative TSR Rank
1-4 200%
5 172%
6 165%
7 158%
8 151%
9 144%
10 137%
11 130%
12 123%
13 116%
14 109%
15 102% <— Above median performance required for target vesting
16 95%
17 88% <— Median performance results in 88% vesting
18 81%
19 74%
20 67%
21 60%
22 53%
23 46%
24 39%
25 32% <—Threshold performance results in 32% vesting
26-34 0%

Verizon's TSR during the three-year performance cycle must rank at least 15th, or at the 58th percentile, among the Related Dow Peers in order for 100% of the target number of TSR PSUs to vest. Similarly, the maximum number of TSR PSUs (200% of target) will vest only if Verizon's TSR during the three-year performance cycle ranks among the top four companies in the Related Dow Peers, which corresponds to the 91st percentile or higher. If Verizon's TSR during the three-year performance cycle ranks below 25th, or below approximately the 27th percentile of the companies in the Related Dow Peers, none of the TSR PSUs will vest.

Free Cash Flow Metric. The percentage of PSUs awarded for the 2012-2014 performance cycle that can vest based on Verizon's cumulative free cash flow (FCF) (referred to as FCF PSUs) will be determined based on the extent to which Verizon's cumulative FCF over the performance cycle meets or exceeds the cumulative FCF performance levels that were established by the Committee at the beginning of the performance cycle. The performance levels range between 0% and 200% of the target number of FCF PSUs granted. FCF is determined by subtracting capital expenditures from cash flow from operations, and is subject to adjustment to eliminate the financial impact of significant transactions, changes in legal or regulatory policy and other extraordinary items.

At the end of the performance cycle, the number of FCF PSUs that will vest, if any, will be determined by comparing the actual performance of the Company against the performance objectives. The cumulative FCF target for the 2012-2014 performance cycle was set at a level that the Committee believes may be challenging in light of the economic environment, but attainable. For performance above or below the target level, the number of

FCF PSUs that will vest will range from 0% if performance is below the threshold cumulative FCF level and up to 200% for performance at or above the maximum cumulative FCF level. The number of FCF PSUs that will vest in between threshold and maximum performance levels will be determined by linear interpolation in between vesting percentage levels.

2010 PSU Awards Earned in 2012

With respect to the PSUs awarded in 2010, the Committee determined the number of PSUs that vested for a participant based on Verizon's TSR for the 2010-2012 three-year performance cycle relative to the TSRs of the Related Dow Peers as constituted on the date the award was granted. The following table shows the percentage of PSUs awarded for the 2010-2012 performance cycle that could vest based on a range of Verizon's relative TSR positioning compared with the companies in the applicable Related Dow Peers.

Verizon's Relative TSR Ranking Among the Companies in the Related Dow Peers	Corresponding Relative TSR Percentile Ranking Among the Companies in the Related Dow Peers	Percentage of Awarded PSUs that will Vest
1 – 4	91st to 100th	200%
5 – 8	79th to 88th	175%
9 – 12	67th to 76th	150%
13 – 16	55th to 64th	100%
17 – 21	39th to 52nd	75%
22 – 25	27th to 36th	50%
26 – 34	0 to 24th	0%

Over the three-year performance cycle ending on December 31, 2012, Verizon's TSR ranked 3rd, or in the 94th percentile, when compared to the Related Dow Peers. As a result of this achievement, in early 2013 the Committee approved a payment to all participants of 200% of the number of PSUs awarded for the 2010-2012 performance cycle, plus dividend equivalents credited on those PSUs that vested pursuant to the terms of the award.

Mr. McAdam's 2009 Special Succession Planning PSU Award

In December 2009, the Committee granted Mr. McAdam a special PSU award in connection with the Board's CEO succession plan. The PSUs represented shares of Verizon common stock that would become payable after the completion of a three-year performance cycle ending on December 31, 2012, provided that the pre-established performance criteria were met and Mr. McAdam remained actively employed throughout the cycle. The number of PSUs that were eligible to vest at the end of the three-year performance cycle would be determined based on Verizon's average annual ROE during the performance cycle. No PSUs would vest unless Verizon's average annual ROE was at least 8%. Two times the number of PSUs granted would vest if Verizon's average annual ROE met or exceeded 17%. If Verizon's average annual ROE during the performance cycle was greater than the 8% threshold and less than the 17% maximum, the Committee would determine the extent to which the PSUs would vest between 50% and 150% of the number of PSUs awarded.

Over the three-year performance cycle ending on December 31, 2012, Verizon's average annual ROE was 15.8%. As a result, using linear interpolation between the applicable performance levels, the Committee recommended, and the independent members of the Board approved, in 2013 a payment of 136% of the number of PSUs awarded, plus accrued dividend equivalents credited on those PSUs that vested pursuant to the terms of the award. The PSUs were paid in shares in accordance with the terms of the award, and Mr. McAdam is required to hold the shares he received for at least two years following the payment date unless he dies or becomes disabled.

Other Elements of the Total Compensation Program

The Company also provides the named executive officers with certain limited personal benefits as generally described below. None of the named executive officers is eligible for any tax gross-up payment in connection with any of these benefits, including with respect to the excise tax liability under Internal Revenue Code Section 4999 related to any Section 280G excess parachute payments.

Transportation

The Company provides certain aircraft and ground transportation benefits to enhance the safety and security of certain named executive officers. These transportation benefits, even when classified as a perquisite under applicable SEC rules, also serve business purposes as they frequently enhance the ability of the executive to attend to business matters while in transit. Additional information on Company-provided transportation is included in footnote 4 to the Summary Compensation Table on page 52.

Executive Life Insurance

The Company offers the named executive officers and other executives the opportunity to participate in an executive life insurance program in lieu of participation in the Company's basic and supplemental life insurance programs. The executives who elect to participate in the executive life insurance program own the life insurance policy, and the Company provides an annual cash payment to the executives to defray a portion of the annual premiums. Additional information on this program is provided in footnote 4 to the Summary Compensation Table on page 52.

Financial Planning

The Company provides a voluntary Company-sponsored financial planning benefit program for the named executive officers and other executives. Additional information on this program is provided in footnote 4 to the Summary Compensation Table on page 52.

Retirement Benefits

In 2006, the Committee determined that guaranteed pay in the form of pension and supplemental executive retirement benefits was not consistent with the Company's pay-for-performance culture. Accordingly, effective June 30, 2006, Verizon froze all future pension accruals under its management tax-qualified and supplemental defined benefit retirement plans. These legacy retirement benefits that were previously provided to Verizon's named executive officers are described in more detail under the section entitled "Pension Plans" beginning on page 55.

During 2012, all of Verizon's named executive officers were eligible to participate in the Company's tax-qualified and nonqualified retirement savings plans. These plans are described in the section entitled "Defined Contribution Savings Plans" beginning on page 57.

Severance and Change in Control Benefits

The Committee believes that maintaining a competitive level of separation benefits is appropriate as part of an overall program designed to attract, retain and motivate the highest quality management team. However, the Committee does not believe that named executive officers should be entitled to receive cash severance benefits merely because a change in control transaction occurs. Therefore, the payment of cash severance benefits is triggered only by an actual or constructive termination of employment.

The Company was not a party to an employment agreement with any of the named executive officers in 2012. All senior managers of the Company (including each of the named executive officers other than Mr. McAdam) are eligible to participate in the Verizon Senior Manager Severance Plan, which provides certain separation benefits to participants whose employment is involuntarily terminated without cause from the Company. Mr. McAdam is not eligible to participate in the Senior Manager Severance Plan and is not eligible for cash severance benefits upon a termination.

The Senior Manager Severance Plan is generally consistent with the terms and conditions of Verizon's broad-based severance plan that is provided to substantially all of Verizon's management employees (other than senior managers). Under the Senior Manager Severance Plan, if a participant has been involuntarily terminated without cause or, in the case of a named executive officer, if the independent members of the Board determine that there has been a qualifying separation, the participant is eligible to receive a lump-sum cash separation payment equal to a multiple of his or her base salary and target short-term incentive opportunity, along with continuing medical coverage for the applicable severance period. To the extent that a senior manager is eligible for severance benefits under any other arrangement, that person will not be eligible for any duplicative benefits under the severance plan. The plan does not provide for any severance benefits based upon a change in control of the Company.

Under the plan, the named executive officers (other than Mr. McAdam) are eligible to receive a cash separation payment based on a formula equal to two times the sum of their base salary and target short-term incentive opportunity. Other senior manager participants are eligible to receive a cash separation payment based on a formula equal to between 0.75 and two times their base salary and target short-term incentive opportunity depending on their position at the time of their separation from employment. In order to be eligible for any severance benefits, participants must execute a release satisfactory to Verizon and agree not to compete or interfere with any Verizon business for a period of one year after their separation from employment.

Consistent with the Committee's belief that named executive officers should not be entitled to receive cash severance benefits merely because a change in control transaction occurs, the Long-Term Plan does not allow "single trigger" accelerated vesting and payment of outstanding awards in connection with a change in control of Verizon. Under the Long-Term Plan, if, in the twelve months following a change in control the participant's employment is terminated without cause, all then-unvested PSUs will fully vest at the target level performance, all then-unvested RSUs will fully vest and PSUs and RSUs (including accrued dividend equivalents) will become payable on the regularly scheduled payment date after the end of the applicable award cycle. This provision of the Long-Term Plan was not changed, and remains in effect in the Long-Term Plan submitted for shareholder approval this year.

Stock Ownership Guidelines

To further align the interests of Verizon's management with those of its shareholders, the Committee has approved guidelines that require each named executive officer and other executives to maintain certain stock ownership levels.

- The guidelines require the CEO to maintain share ownership equal to at least seven times his base salary and require the other named executive officers to maintain share ownership equal to at least four times their base salaries.
- Executives are also prohibited from short-selling or engaging in any financial activity where they would benefit from a decline in Verizon's stock price.

In determining whether an executive meets the required ownership level, the calculation includes any shares held by the executive directly or through a broker, shares held through the Verizon tax-qualified savings plan or the Verizon nonqualified savings plan and other deferred compensation plans and arrangements that are valued by reference to Verizon's stock. The calculation does not include any unvested PSUs or RSUs. Each of the named executive officers is in compliance with the stock ownership guidelines. None of the named executive officers has engaged in any pledging transaction with respect to shares of Verizon's stock.

Recovery of Incentive Payments

The Committee believes that it is appropriate that the Company's compensation plans and agreements provide for the termination or repayment of certain incentive awards and payments if an executive engages in certain fraudulent or other inappropriate conduct. Accordingly, the Committee has adopted a policy that enables the Company to recapture and cancel certain incentive payments received by an executive who has engaged in financial misconduct. The Committee reviews this policy from time to time and will refine the current policy to take into account changes in applicable law, including, for example, any changes that may be required under the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010.

Shareholder Approval of Certain Severance Arrangements

The Committee has a policy of seeking shareholder approval or ratification of any new employment agreement or severance agreement with an executive officer that provides for a total cash value severance payment exceeding 2.99 times the sum of the executive's base salary plus Short-Term Plan incentive target opportunity. The policy defines severance pay broadly to include payments for any consulting services, payments to secure a non-compete agreement, payments to settle any litigation or claim, payments to offset tax liabilities, payments or benefits that are not generally available to similarly-situated management employees and payments in excess of, or outside, the terms of a Company plan or policy.

Tax and Accounting Considerations

Federal income tax law generally prohibits publicly-held companies from deducting compensation paid to a named executive officer (other than a chief financial officer) that exceeds $1 million during the tax year unless it is based upon attaining pre-established performance measures that are set by the Committee pursuant to a plan approved by the Company's shareholders. The Committee has the flexibility to take any compensation-related actions that it determines are in the best interests of the Company and its shareholders including determining when to request shareholder approval of the Verizon incentive plans and when to award compensation that may not qualify for a tax deduction. The Committee considered the desirability of tax deductibility for performance-based executive compensation in determining to submit the Long-Term Plan to the shareholders for approval in 2009 and in resubmitting the Long-Term Plan to shareholders for approval this year. Compensation paid to the named executive officers under the Short-Term Plan, as well as the PSUs awarded under the Long-Term Plan, are generally intended to meet the performance-based exception for deductibility under the tax laws.

The Committee also considers the effect of certain accounting rules that apply to the various aspects of the compensation program available to the named executive officers. The Committee reviews potential accounting effects in determining whether its compensation actions are in the best interests of the Company and its shareholders. The Committee has been advised by management that the impact of the variable accounting treatment required for long-term incentive awards that are payable in cash (as opposed to fixed accounting treatment for awards that are payable in shares) will depend on future stock performance.

Compensation Tables

Summary Compensation Table

Name and Principal Position (a)	Year (b)	Salary ($) (c)	Bonus ($) (d)	Stock Awards[1] ($) (e)	Option Awards ($) (f)	Non-Equity Incentive Plan Compensation[2] ($) (g)	Change in Pension Value and Nonqualified Deferred Compensation Earnings[3] ($) (h)	All Other Compensation[4] ($) (i)	Total ($) (j)
Lowell C. McAdam	2012	1,400,000	0	8,750,055	0	3,150,000	213,468	535,577	14,049,100
Chairman & CEO	2011	1,400,000	0	18,750,099[5]	0	2,362,500	127,181	480,719	23,120,499[5]
	2010	913,462	0	4,307,642	0	1,736,538	28,410	209,848	7,195,900
Daniel S. Mead	2012	794,231	0	4,200,026	0	792,000	388,096	225,253	6,399,606
Executive Vice President &	2011	725,000	0	3,806,258	0	734,063	175,217	220,103	5,660,641
President & CEO –	2010	598,077	0	2,565,964	0	815,625	68,475	133,690	4,181,831
Verizon Wireless Joint Venture									
Francis J. Shammo	2012	698,077	0	3,675,003	0	693,000	9,004	139,841	5,214,925
Executive Vice President & CFO	2011	675,000	0	3,543,775	0	683,438	4,499	144,351	5,051,063
	2010	611,538	0	2,677,535	0	759,375	5,024	106,416	4,159,888
John G. Stratton	2012	673,558	0	3,543,796	0	668,250	31,776	143,629	5,061,009
Executive Vice President &									
President – Verizon Enterprise									
Randal S. Milch	2012	648,077	0	3,250,020	0	643,500	58,366	125,949	4,725,912
Executive Vice President &	2011	621,154	0	3,125,042	0	632,813	61,182	126,026	4,566,217
General Counsel									

[1] The amounts in this column reflect the grant date fair value of the PSUs and RSUs computed in accordance with FASB ASC Topic 718 based on the closing price of Verizon's common stock on the grant date. The grant date fair value of PSUs granted to the named executive officers in the designated year as part of Verizon's annual long-term incentive award program and, in the case of Mr. McAdam, the special PSU award granted in 2011 in connection with his appointment to CEO, has been determined based on the vesting of 100% of the nominal PSUs awarded, which is the performance threshold the Company believed was most likely to be achieved under the grants on the grant date. The following table reflects the grant date fair value of these PSUs, as well as the maximum grant date fair value of these awards based on the closing price of Verizon's common stock on the grant date if, due to the Company's performance during the applicable performance cycle, the PSUs vested at their maximum level:

	Grant Date Fair Value of PSUs				Maximum Value of PSUs			
Name	2010 ($)	2011 ($)	2011 Special Award ($)	2012 ($)	2010 ($)	2011 ($)	2011 Special Award ($)	2012 ($)
Mr. McAdam	2,584,573	5,250,034	7,000,031	5,250,033	5,169,146	10,500,068	14,000,062	10,500,066
Mr. Mead	1,539,578	2,283,755	NA	2,520,008	3,079,156	4,567,510	NA	5,040,016
Mr. Shammo	1,606,515	2,126,265	NA	2,205,002	3,213,030	4,252,530	NA	4,410,004
Mr. Stratton	NA	NA	NA	2,126,270	NA	NA	NA	4,252,540
Mr. Milch	NA	1,875,025	NA	1,950,012	NA	3,750,050	NA	3,900,024

[2] The amounts in this column for 2012 reflect the 2012 Short-Term Plan award paid to the named executive officers in March 2013 as described on pages 41-44.

[3] The amounts in this column for 2012 for Messrs. McAdam and Mead reflect the sum of the change in the actuarial present value of the accumulated benefit under the defined benefit plans and the above-market earnings on amounts held in nonqualified deferred compensation plans as follows: $155,288 and $58,180 for Mr. McAdam, and $244,965 and $143,131 for Mr. Mead. For Mr. Milch there was a reduction in pension value of $1,630 based on the applicable calculation formula. Messrs. Shammo and Stratton are not eligible for pension benefits. Accordingly, the amounts shown in this column for 2012 for Messrs. Shammo, Stratton and Milch reflect above market earnings only. Verizon's defined benefit plans were frozen as of June 30, 2006, and Verizon stopped all future benefit accruals under these plans as of that date. All accruals under the Verizon Wireless pension plan were frozen as of December 31, 2006.

4 The following table provides the detail for 2012 compensation reported in the "All Other Compensation" column:

Name	Personal Use of Company Aircraft[a] ($)	Personal Use of Company Vehicle[b] ($)	Company Contributions to the Qualified Savings Plan ($)	Company Contributions to the Nonqualified Deferral Plan ($)	Company Contributions to the Life Insurance Benefit[c] ($)	Other[d] ($)	All Other Compensation Total ($)
Mr. McAdam	89,467	18,821	18,675	263,512	137,917	7,185	535,577
Mr. Mead	1,917	0	18,554	94,909	90,504	19,369	225,253
Mr. Shammo	0	0	14,481	88,930	26,430	10,000	139,841
Mr. Stratton	0	0	18,675	86,846	23,763	14,345	143,629
Mr. Milch	0	0	18,634	76,959	20,356	10,000	125,949

a The aggregate incremental cost of the personal use of a Company aircraft is determined by multiplying the total 2012 personal flight hours by the incremental aircraft cost per hour. The incremental aircraft cost per hour is derived by adding the annual aircraft maintenance costs, fuel costs, aircraft trip expenses and crew trip expenses, and then dividing by the total annual flight hours.

b The aggregate incremental cost of the personal use of a Company vehicle is determined by (i) calculating the incremental vehicle cost per mile by dividing the annual lease and fuel costs by the total annual miles; (ii) multiplying the total 2012 personal miles by the incremental vehicle cost per mile; and (iii) adding the incremental driver cost (the 2012 driver hours for personal use multiplied by the driver's hourly rate).

c Executive life insurance is available to executives on a voluntary basis. Executives who choose to participate in this program are excluded from the basic and supplemental life insurance programs that Verizon provides to management employees. The executive owns the insurance policy and is responsible for paying the premiums. However, Verizon pays each executive an amount, which is shown in this column, that is equal to a portion of the premium. Executives who choose not to participate in the executive life insurance plan do not receive that payment. For all named executive officers the executive life insurance policy provides a death benefit equal to two times the sum of the executive's base salary plus his short-term incentive opportunity at the threshold level if the executive dies before a designated date. For Messrs. McAdam, Mead, Shammo and Stratton, this date is the latest of the participant's retirement date, the date on which the participant reaches age 60 or the fifth anniversary of plan participation. For Mr. Milch, this date is the earlier of five years post-retirement or the date on which he reaches age 65.

d This column represents the total amount of other perquisites and personal benefits provided, none of which individually exceeded the greater of $25,000 or 10% of the total amount of all perquisites. These other benefits consist of: (i) for Mr. McAdam, reimbursement of a portion of out-of-pocket fees for routine preventive medical examinations and home security; (ii) for Mr. Mead, financial planning services and personal travel; (iii) for Messrs. Shammo and Milch, financial planning services; and (iv) for Mr. Stratton, financial planning services and reimbursement of a portion of out-of-pocket fees for routine preventive medical examinations. The Company provides each of the named executive officers who elect to participate in the financial planning program with a financial planning benefit equal to the Company's payment for the services, up to $10,000. The aggregate incremental cost of personal travel for Mr. Mead is equal to the direct expense related to his spouse's attendance at a business event at the request of the Company. These expenses include lodging, ground transportation, meals and other travel-related items.

5 As described in footnote 1, this amount includes the grant date fair value of the special equity award granted to Mr. McAdam in 2011 in connection with his appointment to CEO, with 70% of the award opportunity in the form of PSUs and 30% in the form of RSUs, which may become payable after the completion of the five-year performance cycle ending July 31, 2016, provided that Mr. McAdam remains continuously employed, subject to the terms of the award agreements. The number of PSUs that will vest at the end of the five-year performance cycle will be determined based on Verizon's average annual ROE during the performance cycle, and to the extent the performance criteria is achieved, the final award will include dividend equivalents that accrue on the vested portion of the award. No PSUs will vest unless Verizon's average annual ROE meets the minimum threshold of 10%. If Verizon's average annual ROE meets the target percentage of 15%, 100% of the nominal number of the PSUs granted will vest. A maximum of two times the nominal number of PSUs granted will vest if Verizon's average annual ROE is at least 20%. If Verizon's average annual ROE during the five-year performance cycle is greater than 10% but less than 15%, or is greater than 15% but less than 20%, the Committee will determine the extent to which the PSUs will vest, provided that the vested percentage must be between 50% and 100% and between 100% and 200%, respectively. The award will be settled in shares of Verizon common stock, and Mr. McAdam will be required to hold any shares he receives for at least two years following the vesting date unless he dies or becomes disabled.

Plan-Based Awards

The following table provides information about the 2012 awards granted under the Short-Term Plan and the Long-Term Plan to each named executive officer.

Grants of Plan-Based Awards

Name (a)	Type of Award[1] (b)	Grant Date (b)	Estimated Future Payouts Under Non-Equity Incentive Plan Awards[2] Threshold ($) (c)	Target ($) (d)	Maximum ($) (e)	Estimated Future Payouts Under Equity Incentive Plan Awards[3] Threshold (#) (f)	Target (#) (g)	Maximum (#) (h)	All Other Stock Awards: Number of Shares of Stock or Units[4] (#) (i)	All Other Option Awards: Number of Securities Underlying Options (#) (j)	Exercise or Base Price of Option Awards ($/Sh) (k)	Grant Date Fair Value of Stock and Option Awards[5] ($) (l)
Mr. McAdam	STIP	—	1,750,000	3,500,000	5,250,000							
	PSU	3/2/2012				43,445	135,765	271,530				5,250,033
	RSU	3/2/2012							90,510			3,500,022
Mr. Mead	STIP	—	440,000	880,000	1,320,000							
	PSU	3/2/2012				20,853	65,167	130,334				2,520,008
	RSU	3/2/2012							43,445			1,680,018
Mr. Shammo	STIP	—	385,000	770,000	1,155,000							
	PSU	3/2/2012				18,247	57,021	114,042				2,205,002
	RSU	3/2/2012							38,014			1,470,001
Mr. Stratton	STIP	—	371,250	742,500	1,113,750							
	PSU	3/2/2012				17,595	54,985	109,970				2,126,270
	RSU	3/2/2012							36,657			1,417,526
Mr. Milch	STIP	—	357,500	715,000	1,072,500							
	PSU	3/2/2012				16,137	50,427	100,854				1,950,012
	RSU	3/2/2012							33,618			1,300,008

[1] These awards are described in the Compensation Discussion and Analysis on pages 41-47.

[2] The actual amount awarded in 2012 was paid in March 2013 and is shown in column (g) of the Summary Compensation Table on page 51.

[3] These columns reflect the potential payout range of PSU awards granted in 2012 to our named executive officers in accordance with the Company's annual long-term incentive award program, as described on pages 45-47. At the conclusion of the three-year performance cycle, payouts can range from 0% to 200% of the target number of units awarded based on Verizon's relative TSR position as compared with the Related Dow Peers and Verizon's cumulative free cash flow over the three-year performance cycle as described in more detail on pages 46-47. PSUs and the applicable dividend equivalents are paid only and to the extent that the applicable performance criteria for the award are achieved at the end of the award cycle. When dividends are distributed to shareholders, dividend equivalents are credited on the PSU awards in an amount equal to the dollar amount of dividends on the total number of PSUs credited as of the dividend distribution date and divided by the fair market value of the Company's common stock on that date.

[4] This column reflects the RSU awards granted in 2012 to the named executive officers in accordance with the Company's annual long-term incentive award program. When dividends are distributed to shareholders, dividend equivalents are credited on the RSU awards in an amount equal to the dollar amount of dividends on the total number of RSUs credited as of the dividend distribution date and divided by the fair market value of the Company's common stock on that date.

[5] This column reflects the grant date fair value of each equity award computed in accordance with FASB ASC Topic 718 based on the closing price of Verizon's common stock on the grant date. For PSUs, the grant date fair value has been determined based on the vesting of 100% of the nominal PSUs awarded, which is the performance threshold the Company believes is the most likely to be achieved under the grants.

Outstanding Equity Awards at Fiscal Year-End

	Option Awards					Stock Awards				
Name (a)	Number of Securities Underlying Unexercised Options (#) Exercisable (b)	Number of Securities Underlying Unexercised Options (#) Unexercisable (c)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#) (d)	Option Exercise Price ($) (e)	Option Expiration Date (f)	Number of Shares or Units of Stock That Have Not Vested[1] (#) (g)	Market Value of Shares or Units of Stock That Have Not Vested[2] ($) (h)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested[3] (#) (i)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested[4] ($) (j)	Grant Date
Mr. McAdam[5]	420,863	0	0	13.89	3/31/2014	105,030	4,544,648	275,706	11,929,799	2/3/2011
						88,928	3,847,915	414,996	17,956,877	8/1/2011
						93,696	4,054,226	164,436	7,115,146	3/2/2012
Mr. Mead	0	0	0	0	0	45,688	1,976,920	119,931	5,189,414	2/3/2011
						44,974	1,946,025	78,929	3,415,258	3/2/2012
Mr. Shammo	0	0	0	0	0	42,537	1,840,576	111,661	4,831,571	2/3/2011
						39,352	1,702,761	69,063	2,988,356	3/2/2012
Mr. Stratton	0	0	0	0	0	36,011	1,558,196	94,528	4,090,227	2/3/2011
						37,947	1,641,967	66,597	2,881,652	3/2/2012
Mr. Milch	0	0	0	0	0	37,511	1,623,101	98,467	4,260,667	2/3/2011
						34,801	1,505,839	61,076	2,642,759	3/2/2012

[1] The annual 2011 and 2012 RSU awards vest on December 31, 2013 and December 31, 2014, respectively. Mr. McAdam's 2011 special RSU award vests on July 31, 2016. RSUs accrue quarterly dividends that are reinvested into the participant's account as additional RSUs and will be included in the final RSU payment if the awards vest. This column includes dividend equivalent units that have accrued through December 31, 2012.

[2] This column represents the value of the RSU awards listed in column (g) based on a share price of $43.27, the closing price of Verizon's common stock on December 31, 2012.

[3] The annual 2011 and 2012 PSU awards vest on December 31, 2013 and December 31, 2014, respectively. Mr. McAdam's 2011 special PSU award vests on July 31, 2016. PSUs accrue quarterly dividends that are reinvested into the participant's account as additional PSUs. PSUs and the applicable dividend equivalents are paid if and to the extent that the applicable PSU award vests. As required by SEC rules, the number of units in this column represents the 2011 PSU awards at a 175% vesting percentage, the 2012 PSU awards at a 117% vesting percentage, and Mr. McAdam's 2011 special PSU Award at a 200% vesting percentage, in each case including accrued dividend equivalents through December 31, 2012 that will be paid to the executives if the awards vest at the indicated levels.

[4] This column represents the value of the PSU awards listed in column (i) based on a share price of $43.27, the closing price of Verizon's common stock on December 31, 2012.

[5] Each option award listed for Mr. McAdam represents unexercised partnership value appreciation rights granted by Verizon Wireless, his employer on the date the rights were granted. When he exercises these rights he will receive a cash amount equal to the difference between the then current value of the corresponding Verizon Wireless partnership rights over the exercise price for such rights as reported in the table. The Option Awards section of the table shows the number of unexercised partnership value appreciation rights held by Mr. McAdam at year-end, the exercise price and expiration date of the award. The values in the Stock Awards section of the table are attributable to grants of Verizon RSU and PSU awards.

Value Realized from Stock Options and Certain Stock-Based Awards

The following table reports the number of options that the named executive officers exercised in 2012 and the value realized from the vesting of the following stock-based awards:

- 2010 PSUs that vested on December 31, 2012;
- 2010 RSUs that vested on December 31, 2012; and
- Mr. McAdam's 2009 special PSU award that vested on December 31, 2012.

In 2013, based on the Company's relative TSR as compared with the Related Dow Peers, the Committee approved a vested percentage of 200% of the target number of PSU awards granted for the 2010-2012 performance cycle for all participants, including the named executive officers. The values of the 2010 PSU awards upon vesting for Mr. McAdam, Mr. Mead, Mr. Shammo, Mr. Stratton and Mr. Milch were $9,439,776, $5,822,826, $6,075,986, $5,111,523, and $5,545,513, respectively, and the value of the 2010 RSUs upon vesting for Mr. McAdam, Mr. Mead, Mr. Shammo, Mr. Stratton and Mr. Milch were $3,146,626, $1,940,941, $2,025,346, $1,703,859 and $1,848,523, respectively. In 2013, based on the Company's average annual ROE during the performance cycle, the independent members of the Board approved a vested percentage of 136% of the target number of PSUs granted to Mr. McAdam under his special 2009 PSU award. The value of Mr. McAdam's 2009 special PSU award upon vesting was $10,263,964.

Option Exercises and Stock Vested

	Option Awards		Stock Awards	
Name (a)	Number of Shares Acquired on Exercise (#) (b)	Value Realized on Exercise ($) (c)	Number of Shares Acquired on Vesting[1] (#) (d)	Value Realized on Vesting[1,2] ($) (e)
Mr. McAdam	0	0	528,088	22,850,366
Mr. Mead	0	0	179,426	7,763,767
Mr. Shammo	0	0	187,227	8,101,332
Mr. Stratton	0	0	157,508	6,815,382
Mr. Milch	0	0	170,881	7,394,036

[1] The amounts include dividend equivalents that were credited on the PSU and RSU awards that vested on December 31, 2012 in accordance with the terms of the awards.

[2] The amounts in this column include $3,881,884 for Mr. Mead and $739,404 for Mr. Milch that were deferred under the Verizon Executive Deferral Plan in 2013 when the amounts would have otherwise been paid.

Pension Plans

Effective June 30, 2006, Verizon froze all future pension accruals under its management tax-qualified and nonqualified defined benefit pension plans. All accruals under the Verizon Wireless defined benefit retirement plan (tax-qualified and nonqualified) were frozen as of December 31, 2006. Each of the named executive officers other than Messrs. Shammo and Stratton is eligible for a frozen pension benefit.

Verizon Management Pension Plan and Verizon Excess Pension Plan. The Verizon Management Pension Plan is a tax-qualified defined benefit pension plan and the Verizon Excess Pension Plan is a nonqualified defined benefit pension plan. Messrs. Mead and Milch are eligible for benefits under the Verizon Management Pension Plan and the Verizon Excess Pension Plan. Mr. McAdam is not eligible for benefits under either of these plans because he was employed by Verizon Wireless prior to January 1, 2007. Under the Verizon Management Pension Plan and the Verizon Excess Pension Plan, the normal retirement age is age 65 with at least 5 years of service and the early retirement age for unreduced benefits is age 55 with 15 or more years of service, and total age plus years of service equal to at least 75. Mr. Mead is eligible for early retirement benefits under the Verizon Management Pension Plan and the Verizon Excess Pension Plan. For Messrs. Mead and Milch, their benefit under the Verizon Excess Pension Plan is based on the cash balance formula noted below, and each of them is vested in the benefit.

Until June 30, 2006, Mr. Milch earned pension benefits under a cash balance formula that provided for retirement pay credits equal to between four and seven percent (depending on age and service) of annual eligible pay for each year of service. Under the cash balance formula, a participant's account balance is also credited with monthly interest based upon the prevailing market yields on certain U.S. Treasury obligations. Eligible pay under the Verizon Management Pension Plan consisted of the employee's base salary and the short-term incentive award, up to the IRS qualified plan compensation limit. Pension benefits for all eligible pay in excess of the IRS limit were provided under the Verizon Excess Pension Plan based on the cash balance formula. At the time that the tax-qualified and nonqualified pension plans were frozen to future pension accruals on June 30, 2006, plan participants were provided with a one-time additional 18 months of benefits as a transition matter.

As a former employee of GTE Wireless Incorporated, Mr. Mead earned a pension benefit under the Verizon Management Pension Plan based on the better of two highest average pay formulas. The first formula was based on 1.35% of his average annual eligible pay for the five highest consecutive eligible years of service. The second formula was based on eligible pay for the five highest consecutive eligible years of service and was integrated with social security, with a 1.15% accrual for eligible pay under the social security integration level and a 1.45% accrual above the social security integration level. Both of these formulas were discontinued on May 31, 2004 for former GTE Wireless Incorporated employees employed by Verizon Wireless, and Mr. Mead ceased to accrue a pension under those formulas on May 31, 2004. Effective October 23, 2005, Mr. Mead transferred from Verizon Wireless to Verizon, and he started to again earn a pension under the better of (i) the 1.35% highest average pay formula or (ii) the cash balance formula. Mr. Mead's service with Verizon Wireless from June 1, 2004 through October 22, 2005 was excluded from any pension calculation. As noted above, accruals under the 1.35% highest average pay formula and cash balance formula were frozen effective June 30, 2006.

At the time of Mr. Mead's transfer from Verizon Wireless to Verizon effective October 23, 2005, the value of his nonqualified benefit was determined as a lump sum, and a nonqualified cash balance account was created under the Verizon Excess Pension Plan using this value as the opening balance as of November 1, 2005. Mr. Mead earned retirement pay credits equal to 7% (based on age and eligible service) of annual eligible pay in excess of the pay cap for each year of service after October 23, 2005, including monthly interest credits. As noted above, accruals under the nonqualified cash balance formula were frozen effective June 30, 2006.

Verizon Wireless Retirement Plan. In 2001, Verizon Wireless consolidated the pension plans of several predecessor companies under the Verizon Wireless Retirement Plan. Mr. McAdam is entitled to both a tax-qualified and a nonqualified pension benefit under this plan. Mr. McAdam's tax-qualified pension benefit was determined under two formulas: (i) for the period from January 1, 2001 until May 31, 2004, a cash balance formula that provided pay credits equal to two percent of annual eligible pay up to the IRS compensation limit (under the cash balance formula, a participant's account balance is also credited on an ongoing basis with interest credits based upon the 30-year Treasury bond); and (ii) a final average pay formula based on 24 years of service multiplied by 1.45% of Mr. McAdam's average annual eligible pay for the five final consecutive years for each year of service through the end of 2006. The normal retirement age under the Verizon Wireless Retirement Plan is 65. The early retirement age (for unreduced benefits) under the plan is 55. Mr. McAdam is eligible for early retirement benefits under the plan. In 2008, the Verizon Wireless Retirement Plan was amended to recognize eligibility service and age increases for employees who transferred to Verizon on or after January 1, 2001. As a result, Mr. McAdam continues to earn service towards early retirement benefits, based on his frozen pension accrual service as of December 31, 2006. Mr. McAdam's nonqualified plan benefit was determined using the 1.45% final average pay formula and was calculated based on 10 years of service and only included his eligible pay in excess of the IRS compensation limit through the end of 2006, at which time no further adjustments to eligible pay were recognized under the plan. For Mr. McAdam, eligible pay consisted of base salary and the short-term incentive award. No participant under the plan was eligible for cash balance credits under the nonqualified portion of the plan.

The following table illustrates the actuarial present value as of December 31, 2012 of pension benefits accumulated by the named executive officers, other than Messrs. Shammo and Stratton who are not eligible for pension benefits.

Pension Benefits

Name (a)	Plan Name (b)	Number of Years Credited Service (#) (c)	Present Value of Accumulated Benefit[1] ($) (d)	Payments During Last Fiscal Year ($) (e)
Mr. McAdam	Verizon Wireless Retirement Plan - Qualified	29	1,173,877	0
	Verizon Wireless Retirement Plan - Nonqualified	10	1,772,254	0
Mr. Mead	Verizon Management Pension Plan	34	1,347,373	0
	Verizon Excess Pension Plan	7	3,388,944	0
Mr. Milch	Verizon Management Pension Plan	19	175,480	0
	Verizon Excess Pension Plan	8	107,527	0

1 The values are based on the assumptions for the actuarial determination of pension benefits as required by the relevant accounting standards as described in note 11 to the Company's consolidated financial statements for the year ended December 31, 2012, as included in the Company's 2012 Annual Report to Shareowners. However, in accordance with the requirements for this table, the values are calculated using the executive's retirement at the earliest age at which he can retire without having the retirement benefit reduced under the plan. For Mr. McAdam, the assumptions are generally the same as described above.

Defined Contribution Savings Plans

The named executive officers are participants in the Company's tax-qualified defined contribution savings plan, the Verizon Management Savings Plan, which is referred to as the Savings Plan, and its nonqualified defined contribution savings plan, the Verizon Executive Deferral Plan, which is referred to as the Deferral Plan. The named executive officers participate in these plans on the same terms as other participants in these plans.

Under the terms of the Savings Plan, participants are eligible to defer up to 16% of their eligible pay into the Savings Plan up to the IRS qualified plan compensation limit. Verizon provides a matching contribution equal to 100% of the first 6% of eligible pay that any participant contributes to the Savings Plan. Under the Deferral Plan, a participant may defer up to 100% of base salary in excess of the IRS qualified plan compensation limit, short-term incentive compensation and long-term incentive compensation. Verizon provides a matching contribution equal to 100% of the first 6% of base salary and short-term incentive compensation that a participant contributes to the Deferral Plan. Deferrals of long-term incentive compensation, such as PSUs and RSUs, are not eligible for Company matching contributions. Participants in the Savings Plan and the Deferral Plan are eligible for an additional discretionary profit-sharing contribution of up to 3% of eligible pay, in the case of the Savings Plan, and eligible deferrals, in the case of the Deferral Plan. In determining whether to make a profit-sharing contribution, the Committee uses the same criteria it uses to determine the short-term incentive award paid to employees at the corporate level. For example, if the Short-Term Plan award for corporate employees is paid at target, employees would be eligible for up to an additional 2% profit-sharing contribution whether or not they participate in the Savings Plan or Deferral Plan. For 2012, the discretionary contribution was 1.5%.

Messrs. McAdam, Mead, Shammo and Stratton were participants in the Verizon Wireless Executive Deferral Plan while they were employed at Verizon Wireless. Under the Verizon Wireless Executive Deferral Plan, a participant may defer up to 100% of base salary in excess of the IRS qualified plan compensation limit and short-term incentive compensation. Verizon Wireless provides a matching contribution equal to 100% of the first 6% of base salary and short-term incentive compensation that a participant contributes to the plan. Participants are eligible for an additional discretionary profit-sharing contribution to the Verizon Wireless Executive Deferral Plan of up to 3% of eligible pay and eligible deferrals. In determining whether to make a profit-sharing contribution, the Verizon Wireless Human Resources Committee uses the same criteria used to determine the short-term incentive award paid to employees at the corporate level.

Participants in the Deferral Plan and the Verizon Wireless Executive Deferral Plan may elect to invest their deferrals in a hypothetical cash account that earns a return rate equal to the long-term, high-grade corporate bond yield average as published by Moody's Investor Services or in the other hypothetical investment options available to all plan participants under the Savings Plan. Participants in the Deferral Plan and the Verizon Wireless Executive Deferral Plan may generally elect to receive their benefits in a lump sum or installments, commencing on a separation from service or specific date elected by the participant.

Messrs. Mead and Milch also have account balances under the Income Deferral Plan (referred to as the IDP). The IDP is a nonqualified deferred compensation plan that was the predecessor to the Deferral Plan. The IDP was amended to freeze the accrual of benefits under the plan as of the close of business on December 31, 2004. Participants in the IDP no longer accrue any additional benefits other than market-based investment earnings or losses on their individual accounts. No new deferrals were permitted after 2004. Participants retain the ability to invest their frozen accounts in the investment options available under the plan. Participants in the IDP do not receive matching contribution credits or retirement credits under the plan.

Messrs. McAdam, Mead, Shammo and Stratton also have account balances under the Verizon Wireless Executive Savings Plan (referred to as the ESP). The ESP is a nonqualified deferred compensation plan that was the predecessor to the Verizon Wireless Executive Deferral Plan. The ESP was amended to freeze the accrual of benefits under the plan as of the close of business on December 31, 2004. Participants in the ESP no longer accrue any additional benefits other than market-based investment earnings or losses on their individual accounts. No new deferrals were permitted after 2004. Participants retain the ability to invest their frozen accounts in the investment options available under the ESP. Participants in the ESP do not receive matching contribution credits or retirement credits under the plan.

The following table shows the 2012 account activity for each named executive officer and includes each executive's contributions, Company matching contributions, earnings, withdrawals and distributions and the aggregate balance of his total deferral account as of December 31, 2012.

Nonqualified Deferred Compensation

Name (a)		Executive Contributions in Last FY[1] ($) (b)	Registrant Contributions in Last FY[2] ($) (c)	Aggregate Earnings in Last FY[3] ($) (d)	Aggregate Withdrawals/ Distributions ($) (e)	Aggregate Balance at Last FYE[4] ($) (f)
Mr. McAdam	Verizon Executive Deferral Plan	210,750	263,512	331,694	0	4,327,090
	Verizon Wireless Executive Deferral Plan	0	0	18,399	0	437,756
	Verizon Wireless Executive Savings Plan	0	0	87,490	0	2,081,601
Mr. Mead	Verizon Executive Deferral Plan	530,301	94,909	671,350	0	11,184,201
	Verizon Income Deferral Plan	0	0	11,633	0	276,775
	Verizon Wireless Executive Deferral Plan	0	0	75,966	0	1,807,426
	Verizon Wireless Executive Savings Plan	0	0	70,189	0	1,422,038
Mr. Shammo	Verizon Executive Deferral Plan	85,814	88,930	313,344	0	2,845,291
	Verizon Wireless Executive Deferral Plan	0	0	5,597	0	133,168
	Verizon Wireless Executive Savings Plan	0	0	101,708	0	1,181,294
Mr. Stratton	Verizon Executive Deferral Plan	361,375	70,890	263,447	0	2,704,840
	Verizon Wireless Executive Deferral Plan	0	15,956	178,556	0	2,017,583
	Verizon Wireless Executive Savings Plan	0	0	267,446	0	3,207,253
Mr. Milch	Verizon Executive Deferral Plan	87,166	76,959	276,317	0	3,125,679
	Verizon Income Deferral Plan	0	0	310,281	0	4,898,081

1 Of the amounts listed in this column, the following amounts are also included in the Summary Compensation Table in columns (c) and (j): for Mr. McAdam, $69,000; for Mr. Mead, $163,269; for Mr. Shammo, $44,807; for Mr. Stratton, $148,750; and for Mr. Milch, $23,884.

2 The amounts listed in this column are also included in columns (i) and (j) of the Summary Compensation Table.

3 Of the amounts listed in this column, the following amounts are also included in the Summary Compensation Table in columns (h) and (j): for Mr. McAdam, $58,180; for Mr. Mead, $143,131; for Mr. Shammo, $9,004; for Mr. Stratton, $31,776; and for Mr. Milch, $58,366.

4 The aggregate amounts shown in columns (e) and (f) include the following amounts that were reported as compensation to the named executive officer in the Summary Compensation Table in previous proxy statements of the registrant:

- For Mr. McAdam, a total of $2,134,031 was reported (2008 to 2012);
- For Mr. Mead, a total of $1,132,175 was reported (2011 to 2012);
- For Mr. Shammo, a total of $304,128 was reported (2011 to 2012); and
- For Mr. Milch, a total of $164,097 was reported (2012).

Potential Payments upon Termination or Change in Control

The following summaries and tables describe and quantify the potential payments and benefits that would be provided to each of our named executive officers if a termination of employment or change in control of Verizon had occurred at the end of 2012 under Verizon's compensation plans and agreements.

Payments Made upon Termination

Regardless of the manner in which a named executive officer's employment terminates, the executive is entitled to receive amounts earned during the term of employment. This includes amounts accrued and vested under our pension plans and nonqualified deferred compensation plans, which are reported in the "Pension Benefits" and "Nonqualified Deferred Compensation" tables above. Those benefits are not included in the summaries and tables below.

In addition, amounts earned under our 2012 Short-Term Plan awards and amounts earned under our 2010 Long-Term Plan awards and, for Mr. McAdam, the special 2009 PSU award are not included in the summaries or tables below. Amounts earned under our 2012 Short-Term Plan awards are discussed in the Compensation Discussion and Analysis on pages 41-44 and are reported in the Summary Compensation Table on page 51. Amounts earned under our 2010 Long-Term Plan awards and Mr. McAdam's 2009 special PSU award are discussed in the Compensation Discussion and Analysis on page 47 and are reported in the Option Exercises and Stock Vested table on page 55. If a named executive officer's employment had terminated on December 31, 2012 for any reason other than for cause, the full amount of the 2012 Short-Term Plan award and the full amount of the 2010 Long-Term Plan awards, and Mr. McAdam's 2009 special PSU award in each case to the extent earned, would have been payable. These amounts would be determined and payable at the same time as awards are determined and paid to participating employees generally under those plans. In the event of a termination for cause, no amount would have been payable under these awards.

Potential Payments upon Qualifying Separation or Involuntary Termination Without Cause

Mr. McAdam. As Chairman and CEO, Mr. McAdam is not eligible to participate in the Senior Manager Severance Plan described below. Mr. McAdam is also not a party to an employment agreement with Verizon or any other agreement that would provide him with cash severance benefits in the event his employment is involuntarily terminated by Verizon without cause.

Senior Manager Severance Plan. Verizon provides severance benefits to certain employees, including all of the named executive officers other than the Chairman and CEO, under its Senior Manager Severance Plan. Under the plan, a named executive officer is eligible to receive severance benefits if he experiences a "qualifying separation" from Verizon, which is generally defined as an involuntary termination by Verizon without cause, a voluntary termination by the executive solely due to the executive's refusal to accept a qualifying reclassification or relocation (as those terms are defined in the plan) or a determination by the independent members of the Board that the named executive officer has incurred a qualifying separation. A severance benefit, if triggered, is payable to an executive only if the executive executes a release of claims against Verizon in the form satisfactory to Verizon and agrees not to compete or interfere with any Verizon business for a period of one year after termination from employment and always to protect Verizon's trade secrets and proprietary information.

If a named executive officer incurs a qualifying separation under the plan, he is eligible to receive the following benefits: (i) a lump-sum cash separation payment equal to two times the sum of his base salary and target short-term incentive opportunity; and (ii) continued medical, dental and vision coverage for two years.

In addition, if the executive's qualifying separation occurs prior to the last day of the year, the executive will receive a prorated Short-Term Plan award for the year in which the termination occurs, determined based on the actual level of achievement of the performance criteria under the Short-Term Plan for the applicable year and payable at the time that awards are payable to participating employees generally under the plan. To the extent that an executive also becomes eligible for severance benefits under any outstanding agreement, plan or any other arrangement, the executive's cash severance payment under the Senior Manager Severance Plan will be reduced on a dollar-for-dollar basis by the amount or single-sum value of the severance benefits payable to the executive under such other agreement, plan or arrangement.

Other Benefits. Upon an involuntary termination of employment without cause, a named executive officer would also be eligible to receive financial planning and outplacement services for one year following termination on the same basis as provided to other senior executives. However, executives will only be entitled to receive financial planning services if they participate in the program in the year in which their employment terminates. Mr. McAdam did not participate in the financial planning program in 2012 and, as a result, would not have been entitled to receive financial planning services if his employment had terminated on the last business day of 2012. In addition, under the terms of the executive life insurance plan, each named executive officer who is retirement eligible upon termination and who continues to pay the annual premiums on the life insurance policy owned by the executive would be eligible to receive an annual payment from Verizon to pay a portion of the annual premium until (i) in the case of Messrs. McAdam, Mead, Shammo and Stratton, the latest of the executive's attainment of age 60, the completion of 5 years of plan participation or qualifying retirement; or (ii) in the case of Mr. Milch, the later of the executive's attainment of age 65 or 15 years of plan participation. Retirement eligibility is generally defined as having attained 75 points (age plus years of service) with at least 15 years of service.

Estimated Payments. The following table shows Verizon's estimate of the amount of benefits the named executive officers would have been entitled to receive had their employment been involuntarily terminated without cause or terminated for good reason on the last business day of 2012 and had incurred a qualifying separation under the Senior Manager Severance Plan.

Name	Cash Separation Payment ($)	Continued Health Benefits[1] ($)	Outplacement Services ($)	Financial Planning[2] ($)	Executive Life Insurance Benefit ($)
Mr. McAdam	0	0	0	0	255,555
Mr. Mead	3,360,000	22,903	14,500	10,000	88,013
Mr. Shammo	2,940,000	33,003	14,500	10,000	177,331
Mr. Stratton	2,835,000	33,003	14,500	10,000	185,050
Mr. Milch	2,730,000	33,003	14,500	10,000	144,002

[1] The amounts reflect Verizon's estimated cost of providing medical, dental and vision coverage for two years.
[2] Mr. McAdam did not participate in the financial planning program in 2012 and, as a result, would not have been entitled to receive financial planning services if his employment had terminated on the last business day of 2012.

Potential Payments upon Death, Disability or Retirement

Under the terms of the executive life insurance plan, in the event of disability or a qualifying retirement, a named executive officer who continues to pay the annual premiums on the life insurance policy owned by the executive would be eligible to receive an annual payment from Verizon to pay a portion of the annual premium until: (i) in the case of Messrs. McAdam, Mead, Shammo and Stratton, the latest of the executive's attainment of age 60, the completion of 5 years of plan participation or qualifying retirement, or (ii) in the case of Mr. Milch, the later of the executive's attainment of age 65 or 15 years of plan participation. If the named executive officer dies, his beneficiary would be entitled to receive the proceeds of the life insurance policy owned by the executive, payable by the third-party issuer of the policy.

Under the Short-Term Plan, if the named executive officer's employment terminates due to death, disability or a qualifying retirement prior to the last day of the year, the executive would be eligible for a prorated Short-Term Plan award for the year in which the termination date occurred, determined based on the actual level of achievement of the performance criteria under the Short-Term Plan for the applicable year and payable at the time that awards are generally payable to participating employees under the plan. As described above, if the executive's employment terminates on the last day of the year for any reason other than for cause, the full amount of the Short-Term Plan award, determined based on the actual level of achievement of the performance criteria under the Short-Term Plan for the applicable year, would have been payable.

In addition, upon death, disability or a qualifying retirement, each named executive officer would also be eligible to receive financial planning services for one year following termination on the same basis as provided to other senior executives, provided that they participated in the program in the year in which their employment terminates. Upon disability, the named executive officers would also be eligible for disability benefits under the tax-qualified and nonqualified disability plans.

Estimated Payments. The following table shows Verizon's estimate of the amount of benefits the named executive officers would have been entitled to receive had their employment terminated due to death, disability or qualifying retirement on the last business day of 2012.

Name	Executive Life Insurance Benefit[1] ($)	Disability Benefit[2] ($)	Financial Planning[3] ($)
Mr. McAdam			
Death	6,300,000	0	0
Disability	255,555	1,501,922	0
Retirement	255,555	0	0
Mr. Mead			
Death	2,800,000	0	10,000
Disability	88,013	1,409,898	10,000
Retirement	88,013	0	10,000
Mr. Shammo			
Death	2,450,000	0	10,000
Disability	177,331	435,717	10,000
Retirement	177,331	0	10,000
Mr. Stratton			
Death	2,364,000	0	10,000
Disability	185,050	438,668	10,000
Retirement[4]	0	0	0
Mr. Milch			
Death	2,276,000	0	10,000
Disability	144,002	1,895,509	10,000
Retirement[4]	0	0	0

[1] In the event of death, the amount represents the proceeds from the life insurance policy owned by the named executive officer, payable from the third-party issuer of the policy. In the event of disability or retirement, the amount, if any, represents the total amount of annual payments to the named executive officer to pay a portion of the life insurance policy owned by him, provided that the named executive officer continues to pay the annual premiums pursuant to the terms of the executive life insurance program.

[2] Assumes that each named executive officer would be immediately eligible for long-term disability benefits from Verizon's qualified and nonqualified disability benefit plans. Messrs. Shammo and Stratton do not participate in the nonqualified portion of the disability benefit. The assumptions used to calculate the value of the disability benefits include a discount rate of 4.2% and mortality and recovery based on the 1987 National Association of Insurance Commissioners Group Disability Table. These rates represent the probability of death or recovery between the date of disability and the payment end date. The qualified portion of the disability benefit for Messrs. McAdam, Mead, Shammo, Stratton and Milch is estimated at $490,688, $460,623, $435,717, $438,668 and $619,276, respectively, and the nonqualified portion of the disability benefit for Messrs. McAdam, Mead and Milch is estimated at $1,011,234, $949,275, and $1,276,233, respectively. In order to receive the nonqualified portion of the disability benefit, the executive must pay the premium associated with the qualified portion of the benefit.

[3] Mr. McAdam did not participate in the financial planning program in 2012 and, as a result, would not have been entitled to receive financial planning services if his employment had terminated on the last business day of 2012.

[4] Messrs. Stratton and Milch would not have been entitled to receive executive life insurance benefits or financial planning benefits because they had not fulfilled the eligibility requirements for retirement under the terms of those programs on the last business day of 2012.

Potential Payments upon Change in Control

Verizon does not maintain any plans or arrangements that provide for any named executive officer to receive cash severance or any other cash payments in connection with a change in control of Verizon. If the named executive officer's employment terminates in connection with or following a change in control, he would be eligible for the same benefits, if any, that would become payable to the executive upon his termination under the circumstances as described above. Under the Short-Term Plan, if a change in control occurs, all outstanding awards will vest and become payable on the regularly scheduled payment date.

Equity Awards

As is the case for all participants under the terms of the Long-Term Plan and the applicable award agreements, upon an involuntary termination of employment without cause, death, disability or qualifying retirement, each named executive officer's then unvested RSUs will vest and be paid on the regularly scheduled payment date after the end of the applicable award cycle and each named executive officer's then unvested PSUs will vest and be paid on the regularly scheduled payment date after the end of the applicable award cycle, but only if and to the extent that the applicable performance criteria for the award are achieved at the end of the applicable award cycle. However, Mr. McAdam's special PSU and RSU awards granted in 2011 will be forfeited if Mr. McAdam retires prior to July 31, 2016. Under the Long-Term Plan, a qualifying retirement generally means to retire after having attained at least 15 years of vesting service (as defined under the applicable Verizon tax-qualified savings plan) and a combination of age and years of vesting service that equals or exceeds 75 points. As of December 31, 2012, Messrs. McAdam, Mead and Shammo were retirement-eligible under the Long-Term Plan.

In addition, under the terms of the Long-Term Plan and the applicable award agreements, if, in the 12 months following a change in control of Verizon, a participant's employment is involuntarily terminated without cause, all then-unvested RSUs will vest and be paid on the regularly scheduled payment date after the end of the applicable award cycle and all then-unvested PSUs will vest at target level performance and be paid on the regularly scheduled payment date after the end of the applicable award cycle.

Under the Long-Term Plan, a change in control of Verizon is generally defined as the occurrence of any of the following:

- Any person becomes a beneficial owner of shares representing twenty percent or more of Verizon's outstanding voting stock;
- Verizon consummates a merger, consolidation, reorganization or any other business combination; or
- The Board adopts resolutions authorizing the liquidation or dissolution, or sale of all or substantially all of the assets, of Verizon.

However, a change in control will not occur if:

- The amount of Verizon voting stock outstanding immediately before the transaction represents at least forty-five percent of the combined voting power of the corporation that survives the transaction;
- Verizon Directors constitute at least one-half of the board of directors of the surviving corporation;
- Verizon's CEO is the CEO of the surviving corporation; and
- The headquarters of the surviving corporation is located in New York, New York.

Estimated Payments. The following table shows the estimated value of the payouts that the named executive officers could have received in respect of their outstanding unvested equity awards if any of the following events occurred on the last business day of 2012: (i) a change in control of Verizon without a termination of employment; (ii) a change in control of Verizon and an involuntary termination of employment without cause; and (iii) a termination of employment as a result of an involuntary termination without cause, qualifying retirement, or death or disability. The amounts represent the estimated value of the RSU and PSU awards granted in 2011 and 2012, and in addition for Mr. McAdam, his special 2011 PSU and RSU awards, that would have been payable pursuant to the terms of the award agreements, calculated using the total number of units (including accrued dividends) on the last business day of 2012 and $43.27, Verizon's closing stock price on that date, and for the PSUs, assuming the award would vest at target performance levels. The actual amount payable under these awards can be determined only at the time the awards would be paid.

Name	Change In Control Without Termination ($)	Change In Control And Termination Without Cause ($)	Termination Without Cause ($)	Retirement[1] ($)	Death or Disability ($)
Mr. McAdam	0	34,323,581	34,323,581	21,497,228	34,323,581
Mr. Mead	0	9,807,362	9,807,362	9,807,362	9,807,362
Mr. Shammo	0	8,858,365	8,858,365	8,858,365	8,858,365
Mr. Stratton	0	8,000,407	8,000,407	0	8,000,407
Mr. Milch	0	7,822,394	7,822,394	0	7,822,394

[1] Messrs. Stratton and Milch would not have been entitled to receive any amount in respect of their outstanding unvested equity awards upon retirement because they had not met the eligibility requirements for retirement under the terms of the Long-Term Plan on the last business day of 2012.

Non-Employee Director Compensation

In 2012, each non-employee Director of Verizon received an annual cash retainer of $100,000, and the Chairperson of the Corporate Governance and Policy Committee received an additional annual cash retainer of $15,000, and the Audit and Human Resources Committee Chairpersons received an additional $25,000 annual cash retainer. The Presiding Director also received an additional annual cash retainer of $10,000. Each Director also received an annual grant of Verizon share equivalents valued at $150,000 on the grant date. No meeting fees were paid if a Director attended a Board or Committee meeting on the day before or the day of a regularly scheduled Board meeting. Each Director who attended such a meeting held on any other date received a meeting fee of $2,000.

In addition, in 2012, the Board established a committee composed of Ms. Keeth (Chairperson), Dr. Moose and Mr. Price to assist the Board in responding to a shareholder demand. The Chairperson received a cash retainer of $5,000, and each Committee member received a meeting fee of $2,000 for each of the five meetings held by the Committee during 2012.

A new Director who joins the Board receives a one-time grant of 3,000 Verizon share equivalents valued at the closing price on the date that the Director joins the Board.

All share equivalents are automatically credited to the Director's deferred compensation account under the Verizon Executive Deferral Plan and invested in a hypothetical Verizon stock fund. Amounts in the deferred compensation account are paid in a lump sum in the year following the year that the Director leaves the Board.

Under the Verizon Executive Deferral Plan, Directors may defer all or part of their annual cash retainer and meeting fees. A Director may elect to invest these amounts in a hypothetical cash account that earns a return rate equal to the long-term, high-grade corporate bond yield average as published by Moody's Investor Services or in the other hypothetical investment options available to participants in Verizon's Management Savings Plan.

Directors who served as directors of NYNEX Corporation participate in a charitable giving program. Under this program, when a participant retires from the Board or attains age 65 (whichever occurs later) or dies, one or more charitable contributions in the aggregate amount of $1,000,000 are made, payable in ten annual installments. Directors who served as directors of GTE Corporation participate in a similar program for which the aggregate contribution is $1,000,000, payable in five annual installments commencing upon the Director's death. The GTE and NYNEX programs are financed through the purchase of insurance on the life of each participant. The charitable giving programs are closed to future participants. In 2012, the aggregate cost of maintaining and administering the legacy charitable giving programs for all participants was $62,185.

Director Compensation

Name (a)	Fees Earned or Paid in Cash[1] ($) (b)	Stock Awards[2] ($) (c)	Option Awards ($) (d)	Non-Equity Incentive Plan Compensation ($) (e)	Change in Pension Value and Nonqualified Deferred Compensation Earnings[3] ($) (f)	All Other Compensation ($) (g)	Total ($) (h)
Richard L. Carrión	104,000	150,000	0	0	10,584	0	264,584
Melanie L. Healey	106,000	150,000	0	0	0	0	256,000
M. Frances Keeth*	127,000	150,000	0	0	0	0	277,000
Robert W. Lane	110,000	150,000	0	0	4,214	0	264,214
Sandra O. Moose*	147,000	150,000	0	0	7,343	0	304,343
Joseph Neubauer*	131,000	150,000	0	0	0	0	281,000
Donald T. Nicolaisen*	137,000	150,000	0	0	0	0	287,000
Clarence Otis, Jr.	106,000	150,000	0	0	8,766	0	264,766
Hugh B. Price	114,000	150,000	0	0	1,381	0	265,381
Rodney E. Slater	104,000	150,000	0	0	0	0	254,000
John W. Snow**	52,000	150,000	0	0	0	0	202,000
Kathryn A. Tesija	8,333	145,850	0	0	0	0	154,183

* Denotes a Chairperson of a standing or special committee.

** Dr. Snow retired from the Board in May 2012 pursuant to the Board's retirement policy.

1 This column includes all fees earned or paid in 2012, whether the fee was paid in 2012 or deferred.

2 For each Director this column reflects the grant date fair value of the Director's 2012 annual stock award computed in accordance with FASB ASC Topic 718. For Ms. Tesija, this column reflects the grant date fair value of her annual share equivalents award valued at $12,500, which was prorated to reflect the portion of the year that she served on the Board, and includes the one-time grant of 3,000 Verizon share equivalents with the grant date fair value of $133,350 that she received upon her appointment to the Board on December 6, 2012, in each case based on the closing price of Verizon's common stock on the grant date. The following reflects the aggregate number of share equivalent awards and the aggregate number of option awards outstanding as of December 31, 2012 for each person who served as a non-employee Director during 2012: Richard L. Carrión, 83,562 and 21,065; Melanie L. Healey, 7,463 and 0; M. Frances Keeth, 33,729 and 0; Robert W. Lane, 43,877 and 0; Sandra O. Moose, 73,702 and 0; Joseph Neubauer, 91,759 and 7,798; Donald T. Nicolaisen, 40,649 and 0; Clarence Otis, Jr., 40,053 and 0; Hugh B. Price, 64,186 and 7,798; Rodney E. Slater, 16,212 and 0; John W. Snow, 33,229 and 0; and Kathryn A. Tesija, 3,281 and 0.

3 This column reflects above-market earnings on nonqualified deferred compensation plans. Non-employee Directors do not participate in any defined benefit pension plan.

Security Ownership of Certain Beneficial Owners and Management

Principal Shareholders

On January 31, 2013, there were approximately 2.9 billion shares of Verizon common stock outstanding. The following table sets forth information about persons we know to beneficially own more than five percent of the shares of Verizon common stock, based on our records and information reported in filings with the SEC.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class
BlackRock Inc. 40 East 52nd Street New York, New York 10022	173,030,572	6.07

* This information is based on a Schedule 13G filed with the SEC on February 5, 2013 by BlackRock Inc., setting forth information as of December 31, 2012. The Schedule 13G states that BlackRock Inc. has sole voting power and sole dispositive power with respect to the 173,030,572 shares.

Directors and Executive Officers

In the following table, you can find information showing the number of shares of Verizon common stock beneficially owned by each of the named executive officers, each Director and all executive officers and Directors as a group as of January 31, 2013. This information includes shares held in Verizon's employee savings plans and shares that may be acquired within 60 days pursuant to the exercise of stock options and/or the conversion of certain stock units under deferred compensation plans. The aggregate number of shares owned by executive officers and Directors represents less than one percent of the total number of outstanding shares of Verizon common stock. Unless we have indicated otherwise, each individual and/or his or her family member(s) has or have sole or shared voting and/or investment power with respect to the securities. Executive officers and Directors also have interests in other stock-based units under Verizon deferred compensation plans and stock-based long-term incentive awards. We have included these interests in the "Total" column in the table below to show the total economic interest that the executive officers and Directors have in Verizon common stock.

Name	Stock [1]	Total [2]
Named Executive Officers:		
Lowell C. McAdam*	135,068	1,149,143
Daniel S. Mead	31,913	327,676
Francis J. Shammo	52,774	332,991
John G. Stratton	39,178	303,058
Randal S. Milch	65,209	290,126
Directors:		
Richard L. Carrión	19,906	100,407
Melanie L. Healey	—	7,463
M. Frances Keeth	—	33,729
Robert W. Lane	—	43,877
Sandra O. Moose	—	73,702
Joseph Neubauer	24,820	137,286
Donald T. Nicolaisen	—	40,649
Clarence Otis, Jr.	3,000	43,053
Hugh B. Price	10,255	72,042
Rodney E. Slater	—	16,212
John W. Snow**	3,740	3,740
Kathryn A. Tesija	—	3,281
All of the above and other executive officers as a group[3]	536,117	4,041,594

* Mr. McAdam also serves as a Director.

** Dr. Snow retired from the Board in May 2012 pursuant to the Board's retirement policy.

[1] In addition to direct and indirect holdings, the "Stock" column includes shares that may be acquired pursuant to stock options that are or will become exercisable within 60 days and/or pursuant to the conversion of certain stock units under deferred compensation plans as follows: 12,247 shares for Mr. Milch; 18,661 shares for Mr. Carrión; 7,798 shares for Mr. Neubauer; and 10,197 shares for Mr. Price. The shares underlying the stock options and deferred compensation units may not be voted or transferred. No shares are pledged as security.

[2] The "Total" column includes, in addition to shares listed in the "Stock" column, stock-based units under deferred compensation plans and stock-based long-term incentive awards, which may not be voted or transferred.

[3] Does not include shares held by Dr. Snow, who retired from the Board in May 2012.

Section 16(a) Beneficial Ownership Reporting Compliance

SEC rules require that we disclose any late filings of stock transaction reports by our executive officers and Directors. Based solely on a review of the reports that we filed on behalf of these individuals or that were otherwise provided to us, our executive officers and Directors met all Section 16(a) filing requirements during calendar year 2012.

Additional Information and Frequently Asked Questions

Annual Meeting Information

Date and location. Verizon's annual meeting will be held on Thursday, May 2, 2013, at 10:30 a.m., local time, at the DoubleTree by Hilton Tulsa Downtown, 616 W. 7th Street, Tulsa, Oklahoma 74127.

Admission. Only Verizon shareholders may attend the meeting, and you will need an admission ticket or other proof of stock ownership as well as photo identification to be admitted to the meeting.

- If you are a registered shareholder, an admission ticket is attached to your proxy card or Notice of Internet Availability of Proxy Materials, or may be printed after you submit your vote online. If you plan to attend the annual meeting, please vote your proxy but retain the admission ticket and bring it with you to the meeting.
- If you hold your shares in the name of a bank, broker or other institution, you may obtain an admission ticket at the meeting by presenting proof of your ownership of Verizon common stock. For example, you may bring your account statement or a letter from your bank or broker confirming that you owned Verizon common stock on March 4, 2013, the record date for the meeting.

The DoubleTree by Hilton Tulsa Downtown is accessible to all shareholders. If you would like to have a sign language interpreter at the meeting, please mail your request to the Assistant Corporate Secretary at the address shown under "Contacting Verizon" no later than April 15, 2013.

For safety and security reasons, we do not permit anyone to bring cameras, recording equipment, large bags, briefcases or packages into the meeting room or to otherwise record or photograph the meeting.

Voting Procedures and Related Matters

Who may vote?

Shareholders of record as of the close of business on March 4, 2013, the record date, may vote at the meeting. As of March 4, 2013, there were approximately 2.9 billion shares of common stock outstanding and entitled to vote.

How do I vote my shares?

Registered Shares. If you hold your shares in your own name, you may vote by proxy in three convenient ways:

- *Online:* Go to www.envisionreports.com/vz and follow the instructions. You will need to enter certain information that is printed on your proxy card or Notice of Internet Availability of Proxy Materials or included in your email notification in order to vote online. You can also use this website to elect to be notified by e-mail that future proxy statements and annual reports are available online instead of receiving printed copies of those materials by mail.
- *By telephone:* Call toll-free 1-800-652-VOTE (8683) within the United States, U.S. territories and Canada and follow the instructions. You will need to provide certain information that is printed on your proxy card or Notice of Internet Availability of Proxy Materials or included in your email notification in order to vote by phone.
- *By mail:* Complete, sign and date your proxy card and return it in the envelope provided. If you plan to attend the annual meeting, please retain the admission ticket attached to the proxy card.

You may also vote in person at the meeting.

Verizon Savings Plan Shares. If you are or were an employee and hold shares in a current or former Verizon savings plan, the proxy that you submit will provide your voting instructions to the plan trustee. You may vote online, by telephone or by returning the proxy card in the envelope provided. However, you cannot vote your savings plan shares in person at the meeting. If you do not submit a proxy, the plan trustee will vote your plan shares in the same proportion as the shares for which the trustee receives voting instructions from other participants in that plan. *To allow sufficient time for the savings plan trustees to tabulate the vote of the plan shares, your vote must be received before the close of business on April 29, 2013.*

Street Name Shares. If you hold shares through a bank, broker or other institution, you will receive material from that firm explaining how to vote.

➢ **How do I find electronic proxy materials?**

This proxy statement and the Annual Report to Shareowners are available to view or download at www.edocumentview.com/vz. If you are a registered holder, you can also view or download these materials when you vote online at www.envisionreports.com/vz.

➢ **How does voting by proxy work?**

By giving us your proxy, you authorize the proxy committee to vote your shares in accordance with the instructions you provide. You may vote for or against any or all of the Director candidates and any or all of the other proposals. You may also abstain from voting. If you vote online or by telephone, you must indicate how you wish to vote on each item.

Your proxy provides voting instructions for all Verizon shares that are registered in your name on March 4, 2013 and that you hold in a current or former Verizon savings plan or in your Verizon Direct Invest Plan account.

If you return your signed proxy card but do not specify how to vote, the proxy committee will vote your shares in favor of the Director candidates listed on the proxy card, in favor of the ratification of the independent registered public accounting firm, in favor of the advisory vote to approve executive compensation and in favor of the approval of the amended 2009 Long-Term Incentive Plan pursuant to Internal Revenue Code Section 162(m), and the proxy committee will vote your shares against the six shareholder proposals. The proxy committee also has the discretionary authority to vote your shares on any other matter that is properly brought before the annual meeting. If you wish to give your proxy to someone other than the proxy committee, please cross out the names of the proxy committee and add the name of the person you wish to designate as your proxy.

➢ **Can I change my vote?**

Registered Shares. If you hold your shares in your own name, you can change your vote by voting again online or by telephone or by returning a later dated proxy card to Computershare Trust Company, N.A. at the address given under "Contacting Verizon." Your vote must be received before the polls close at the annual meeting. You can also change your vote by voting in person at the annual meeting.

Verizon Savings Plan Shares. If you hold shares in a current or former Verizon savings plan, you can change your voting instructions for those shares by voting again online or by telephone or by returning a later dated proxy card to Computershare Trust Company, N.A. at the address given under "Contacting Verizon." *To allow sufficient time for the savings plan trustees to tabulate the vote of the plan shares, your changed vote must be received before the close of business on April 29, 2013.*

Street Name Shares. If you hold your shares through a bank, broker or other institution, please check with that firm for instructions on how to change your vote.

➢ **What vote is required to elect a Director or approve a proposal?**

Directors are elected by a majority of the votes cast. The affirmative vote of a majority of the votes cast is required to approve each of the other management proposals and the shareholder proposals.

In order to officially conduct the meeting, we must have a quorum present. This means that at least a majority of the outstanding shares of Verizon common stock that are eligible to vote must be represented at the meeting either in person or by proxy. If a quorum is not present, we will reschedule the annual meeting for a later date.

➢ **How are the votes counted?**

Each share is entitled to one vote on each Director and on each matter presented at the annual meeting. Shares owned by Verizon, which are called treasury shares, do not count towards the quorum and are not voted.

Abstentions. Under our bylaws, we do not count abstentions in determining the total number of votes cast on any item. We only count abstentions in determining whether a quorum is present. This means that abstentions have no effect on the election of Directors or on the outcome of the vote on any proposal.

Broker Non-Votes. If you hold your shares through a bank, broker or other institution and you do not provide your voting instructions to them at least 10 days before the annual meeting, that firm has the discretion to vote your shares on matters that the NYSE has determined are routine. Routine items include the ratification of the independent registered public accounting firm. The bank, broker or institution that holds your shares cannot vote your shares on non-routine matters, such as the election of Directors, the advisory vote to approve executive compensation, the approval of the amended 2009 Long-Term Incentive Plan pursuant to Internal Revenue Code Section 162(m) and the shareholder proposals. We refer to this as a "broker non-vote." We only count broker non-votes in determining whether a quorum is present.

➢ **Is my vote confidential?**

It is our policy to maintain the confidentiality of proxy cards, ballots and voting tabulations that identify individual shareholders, except where disclosure is required by law and in other limited circumstances.

➢ **Where can I find the voting results of the annual meeting?**

We will report the voting results on a Current Report on Form 8-K filed with the SEC, no later than May 8, 2013. We will also post the voting results on the Corporate Governance section of our website at www.verizon.com/investor promptly after the meeting.

➢ **Who tabulates and certifies the vote?**

Computershare Trust Company, N.A. will tabulate the vote, and independent inspectors of election will certify the results.

➢ **Who is Verizon's proxy solicitor?**

Georgeson Inc. is assisting in the distribution of proxy materials and solicitation of votes for a base fee of $18,000, plus reimbursable expenses and custodial charges. In addition to solicitations by mail, Verizon employees and the proxy solicitor may solicit proxies in person or by telephone. Verizon will bear the cost of soliciting proxies.

➢ **May I receive my proxy materials electronically?**

We encourage registered shareholders to sign up for electronic delivery of future proxy materials.

- To sign up, go to www.eTree.com/verizon and follow the directions.
- You may also sign up when you vote online at www.envisionreports.com/vz.
- If you have enrolled in Computershare's Investor Centre, you may also sign up on www.computershare.com/verizon by clicking on "My Profile" and then "Communication Preference".

Once you sign up for electronic delivery, you will no longer receive a printed copy of the proxy materials unless you specifically request one. Each year you will receive an e-mail explaining how to access the proxy materials online as well as how to vote your shares online. You may suspend electronic delivery of the proxy materials at any time by contacting Computershare Trust Company, N.A. by one of the methods described under "Contacting Verizon."

➢ **There are several shareholders at my address. Why did we receive only one set of proxy materials?**

We have adopted a procedure called "householding" that was approved by the SEC. This means that eligible shareholders who share a single address receive only one copy of the Annual Report to Shareowners and proxy statement at their home address unless we receive notice that they wish to continue to receive individual copies.

If you would like to receive individual copies of the proxy materials, we will provide them promptly upon your request. You may request individual copies of the proxy materials by contacting Computershare Trust Company, N.A. by one of the methods shown under "Contacting Verizon." Householding does not apply to shareholders who have signed up for electronic delivery of proxy materials.

➢ Why am I receiving more than one set of proxy materials?

You may be receiving more than one set of proxy materials in your household because:

- You and another member of your household are both registered shareholders;
- You are a registered shareholder and also hold shares through a bank, broker or other institution;
- You hold shares through more than one bank, broker or other institution; or
- You and another member of your household hold shares through different banks, brokers or institutions.

You may request a single set of proxy materials as described below, but in order to vote all of your shares, you and any other member of your household will need to follow the voting instructions provided on each proxy card or Notice of Internet Availability of Proxy Materials or email notification that you receive, whether it comes from Computershare or from a bank, broker or other institution.

➢ How can I request a single set of proxy materials for my household?

If you are receiving more than one set of proxy materials because there is more than one registered shareholder in your household, please contact Computershare Trust Company, N.A. by one of the methods shown under "Contacting Verizon" to request a single set. This request will become effective approximately 30 days after receipt and will remain in effect for future mailings unless you or another registered shareholder changes the instruction or provides Computershare with a new mailing address.

If you hold your shares through a broker, bank or other institution, you can contact that firm to request a single set of proxy materials from that firm.

➢ How do I submit a shareholder proposal for next year's annual meeting?

A shareholder may submit a proposal for inclusion in the proxy statement for the 2014 Annual Meeting of Shareholders by sending it to the Assistant Corporate Secretary at Verizon Communications Inc., 140 West Street, 29th Floor, New York, New York 10007. We must receive the proposal no later than November 18, 2013. We are not required to include any proposal in our proxy statement that we receive after that date or that does not comply with the rules of the SEC.

May shareholders nominate Directors or submit other business for next year's annual meeting?

Under our bylaws, a shareholder may nominate an individual to serve as a Director or bring other business before the 2014 Annual Meeting of Shareholders. The bylaws require that the shareholder:

- Notify us in writing on or after January 2, 2014 and no later than January 31, 2014;
- Include his or her name, record address and Verizon share ownership;
- Include specific information about the shareholder proponent, any beneficial owner, any nominee and their respective affiliates and associates, including disclosure of derivative and hedging positions in Verizon securities, any agreements or arrangements with other persons related to the proposed nomination or business, any material interest of such persons in such matter, any agreement with others regarding the acquisition, holding or voting of Verizon securities and information about those with whom such persons are acting in concert; and
- Update this information as of the record date and after any subsequent change.

The notice must be sent to the Assistant Corporate Secretary at Verizon Communications Inc., 140 West Street, 29th Floor, New York, New York 10007. A shareholder may request a copy of the bylaw requirements by writing to the Assistant Corporate Secretary at that address.

Contacting Verizon

How to contact Verizon

If you need more information about the annual meeting or would like copies of any of the materials posted on the Corporate Governance section of our website, please write to:

Assistant Corporate Secretary
Verizon Communications Inc.
140 West Street, 29th Floor
New York, New York 10007

How to contact Verizon's Transfer Agent

If you are a registered shareholder, please direct all questions concerning your proxy card or voting procedures to our transfer agent, Computershare Trust Company, N.A. You should also contact them if you have questions about your stock account, stock certificates, dividend checks or transferring ownership. Computershare can be reached:

By mail: Verizon Communications Shareowner Services
c/o Computershare
P.O. Box 43078
Providence, Rhode Island 02940-3078

By telephone: 1-800-631-2355

Online: www.computershare.com/verizon

Other Business

Verizon is not aware of any other matters that will be presented at the annual meeting. If other matters are properly introduced, the proxy committee will vote the shares it represents by the proxies it has received in accordance with its judgment.

By Order of the Board of Directors,

William L. Horton, Jr.
Senior Vice President,
Deputy General Counsel and
Corporate Secretary

March 18, 2013

Appendix A



CORPORATE GOVERNANCE GUIDELINES

The Board has adopted these Guidelines and the Committee Charters to provide a framework for the functioning of the Board. The Board will periodically review these materials and practices in light of ongoing developments and the Corporation's needs to determine whether any changes are required.

Role of the Board

The business of the Corporation is conducted by management, under the direction of the Board of Directors. The Board, and each committee of the Board, has complete access to management. In addition, the Board and each committee have access to independent advisors as each deems necessary or appropriate.

Strategic Planning and Management Development. At least once a year, the Board conducts a strategic planning session with management. The Board reviews succession planning and management development at least annually. The process includes consideration of organizational needs, competitive challenges, the potential of key managers, planning for future development and emergency situations.

Executive Sessions. The independent Directors of the Board meet at least twice each year in executive session. The non-employee Directors of the Board meet at least three times each year in executive session. Any Director has the right to call a meeting or executive session of the independent Directors or of the non-employee Directors.

In at least one executive session, the Board assesses the process and effectiveness of the Board (including opportunities for continuing education and orientation of new Directors) and considers any other matters that the Directors request. In an executive session of independent Directors, the Board receives the Human Resources Committee's report on the CEO's performance and compensation.

Presiding Director. At or prior to the Annual Meeting of Shareholders, the independent members of the Board of Directors shall elect an independent Director to serve as Presiding Director until the next Annual Meeting, or until his or her successor is elected and qualified. The Presiding Director shall act as liaison with the Chairman, in consultation with the other Directors. In addition, all Directors shall have direct and complete access to the Chairman at any time as they deem necessary or appropriate. The Presiding Director shall chair all executive sessions of the Board and all other meetings of the Board at which the Chairman is not present. The Presiding Director may, in his or her discretion, call a meeting of the Board or an executive session of the Board, and shall call an executive session at the request of any other Director.

The Presiding Director, in consultation with the Chairman, shall review and approve the schedule of meetings of the Board, the proposed agendas and the materials to be sent to the Board. Directors shall have the opportunity to provide suggestions for the meeting schedule, agenda items and materials to the Chairman or the Presiding Director.

Any shareholder or interested party may communicate directly with the Presiding Director:

Verizon Communications Inc.
Presiding Director
Board of Directors
140 West Street, 29th Floor
New York, New York 10007

Committees. There are three (3) standing committees of the Board: Audit; Corporate Governance and Policy; and Human Resources. The members of the Audit, Corporate Governance and Policy and Human Resources committees will be independent as required by law or regulation. The Board may change the number of committees from time to time.

The responsibilities of each committee are set forth in its charter, which is approved by the Board and posted on the Corporation's website. Each committee Chair approves the agenda and materials for each meeting and reports its actions and discussions to the Board as soon as practicable. At least annually, each committee conducts an assessment of its charter and its processes and effectiveness.

Membership. The Corporate Governance and Policy Committee annually reviews and recommends the members and Chair of each committee for approval by the Board. The Committee periodically considers rotating Chairs and members of the committees.

Meetings. Directors are expected to attend all meetings of the Board and each committee on which they serve. Directors are provided with a copy of the proposed agenda sufficiently in advance of each scheduled meeting in order to have the opportunity to comment on or make changes to the agenda. Directors standing for election are expected to attend the Annual Meeting of Shareholders.

Board Composition and Director Qualifications

The Board will periodically assess the needs of the Corporation to determine the appropriate size of the Board. At all times, a substantial majority of the Board will be independent and not more than two Directors will be current or former employees of Verizon.

Qualifications. A candidate must:

- Be ethical;
- Have proven judgment and competence;
- Have professional skills and experience in dealing with a large, complex organization or in dealing with complex problems that are complementary to the background and experience represented on the Board and that meet the needs of the Corporation;
- Have demonstrated the ability to act independently and be willing to represent the interests of all shareholders and not just those of a particular philosophy or constituency; and
- Be willing and able to devote sufficient time to fulfill his or her responsibilities to Verizon and its shareholders.

In assessing the appropriate composition of the Board, the Corporate Governance and Policy Committee also considers other factors that are relevant to the current needs of the Corporation, including those that promote diversity.

Identification and Consideration of Candidates. The Corporate Governance and Policy Committee considers candidates proposed by members of the Committee, other Directors, management and shareholders. The Committee considers candidates for re-election, provided that the candidate has consented to stand for re-election and tendered an irrevocable resignation to the Chairman of the Committee prior to nomination each year. All candidates are evaluated in the same manner. After the Committee has completed its evaluation, it presents its recommendation to the full Board for its consideration and approval. In presenting its recommendation, the Committee also reports on other candidates who were considered but not selected.

Verizon will conduct an orientation program for each new Director that includes, among other things, a review of the Corporation's business, financial condition, strategy, ethical obligations, key issues and other relevant topics.

Independence. A Director is considered independent if the Board finds that the Director is independent under the corporate governance listing standards of the New York Stock Exchange and the Nasdaq Stock Market. In addition, in evaluating independence, the Board will not consider a Director independent if:

1. Within the past three years, the Director or a Member of the Director's Immediate Family has:
   - Been an employee of Verizon or a Verizon subsidiary ("Verizon");
   - Received during any 12-month period more than $100,000 in direct compensation from Verizon (other than Director's compensation and other than pension or other deferred compensation for prior service with Verizon);
   - Been an executive officer of a company where at the same time a Verizon executive officer or executive in compensation Band 1 (each a "Verizon Senior Executive") served on the company's compensation committee;
2. The Director is retained under a personal or professional services contract by Verizon;
3. The Director is an employee, or a Member of the Director's Immediate Family is an executive officer, of a company that has made payments to, or received payments from, Verizon in an amount that, in any of the past three years, exceeded the greater of $1 million or one percent of that company's consolidated gross revenues;
4. The Director is an executive officer of a lender to Verizon and Verizon's outstanding indebtedness to the lender in any of the past three years exceeded one percent of the lender's outstanding loans at the end of the lender's fiscal year;
5. The Director is an executive officer of a non-profit entity that has received contributions from Verizon or its Foundation that, in any of the past three years, exceeded one percent of that entity's consolidated gross revenues (excluding matching gift contributions by Verizon's Foundation); or
6. The Director has any other relationship that the Board determines is inconsistent with applicable laws and regulations on directors' independence or that is likely to impair the Director's ability to act independently.

For purposes of these Guidelines except as otherwise noted, a Member of a Director's Immediate Family includes his or her spouse, parents, children, siblings, mothers and fathers-in-law, sons and daughters-in-law, brothers and sisters-in-law and anyone (other than domestic employees) who shares the Director's home.

An executive officer of a company on whose board a Verizon Senior Executive serves is not eligible for nomination as a new Director of the Corporation.

Related Person Transaction Policy

Definitions. For purposes of this Policy,

"*Related Person*" means:

1. any person who has served as a Director or a Verizon executive officer ("Officer") at any time during the Corporation's last fiscal year;
2. any person whose nomination to become a Director has been presented in a proxy statement relating to the election of Directors since the beginning of the Corporation's last fiscal year;
3. any person who was at any time during the Corporation's last fiscal year an "Immediate Family Member" of any of the persons listed above. Immediate Family Member means spouse, child, stepchild, parent, stepparent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the Director, Officer or nominee, and any person (other than a tenant or employee) sharing the household of such Director, Officer or nominee; or
4. any person or any Immediate Family Member of such person who is known to the Corporation to be the beneficial owner of more than 5 percent of the Corporation's stock at the time of the Transaction (as defined below).

"*Related Person's Firm*" means any firm, corporation or other entity in which a Related Person is an executive officer or general partner or in which all Related Persons together have a 10 percent or more ownership interest.

"*Transaction*" means any transaction, arrangement or relationship with Verizon since the beginning of the Corporation's last fiscal year in an amount greater than $120,000 that involves or will involve a Related Person or a Related Person's Firm. It does not include:

(a) compensation to a Director or Officer which is or will be disclosed in the Corporation's proxy statement;
(b) compensation to an Officer who is not an Immediate Family Member of a Director or of another Officer and which has been approved by the Human Resources Committee or the Board;
(c) a transaction in which the rates or charges involved are determined by competitive bids, or which involves common, contract carrier or public utility services at rates or charges fixed in conformity with law or governmental authority;
(d) a transaction that involves services as a bank depositary of funds, transfer agent, registrar, indenture trustee, or similar services; or
(e) a transaction in which the Related Person's interest arises solely from the ownership of Verizon stock and all shareholders receive the same benefit on a pro rata basis.

"*Related Person Transaction*" means a Transaction in which a Related Person is determined to have, had, or will have a direct or indirect material interest.

Policy Statement. The Board of Directors recognizes that Related Person Transactions can present potential conflicts of interest (or the perception thereof) and therefore has adopted this policy which shall be followed in connection with all Related Person Transactions involving the Company.

Process. Annually, each Director and Officer shall submit to Verizon the name and employment affiliation of his or her Immediate Family Members and the name of any Related Person's Firm with which any of them are affiliated. Directors and Officers shall notify Verizon promptly of any changes to this information. Each Director and Officer shall also identify any Transaction that they, their Immediate Family Members or their Related Person Firms are or will be involved in. On an ongoing basis, Directors and Officers shall promptly advise the Committee of any changes to such Immediate Family Members, Transactions or Related Person Firms.

Management shall submit Transactions and appropriate supplemental information to the Corporate Governance and Policy Committee for its review.

The Corporate Governance and Policy Committee shall review Transactions in order to determine whether a Transaction is a Related Person Transaction. The Committee shall take such action with respect to the Related Person Transaction as it deems necessary and appropriate under the circumstances, including approval, disapproval, ratification, cancellation, or a recommendation to management. Only disinterested members of the Committee shall participate in those determinations. In the event it is not practical to convene a meeting of the Corporate Governance and Policy Committee, the Chair of that Committee shall have the right to make such determination and shall promptly report his or her determination in writing to the other members of the Committee.

The Committee shall report its action with respect to any Related Person Transaction to the Board of Directors.

Change in Status or Retirement

If a Director retires or changes his or her employment status or principal responsibility, the Director will tender a resignation to Verizon. The Corporate Governance and Policy Committee will recommend to the Board whether the resignation should be accepted.

Service on Other Boards

A Director who serves as an executive officer of a public company should not serve on more than three public company boards, including that of his or her own company, and other Directors should not serve on more than six public company boards. In order not to disrupt existing affiliations with other boards, a Director may maintain current positions, even if the number of those positions exceed these limits, unless the Board determines that permitting the position to continue will impair the Director's ability to serve on the Verizon Board. Directors are expected to advise the Corporate Governance and Policy Committee of any changes in their membership on other boards.

Retirement

A Director will retire from the Board the day before the Annual Meeting of Shareholders next following his or her 72nd birthday.

Compensation

The Human Resources Committee periodically reviews and determines Director compensation and benefits. The Committee determines compensation based on a review of comparable companies, alignment with the interests of shareholders and the advice of independent advisors.

Stock Ownership

Within three years of joining the Board, each Director shall acquire, and continue to hold during his or her tenure on the Board, Verizon stock with a value equivalent to three times the cash component of the annual Board retainer. Shares held by the Director under any deferral plan are included in determining the number of shares held.

Business Conduct and Ethics

Directors are expected to act in compliance with these Guidelines, applicable laws and regulations, and the spirit of the Verizon Code of Business Conduct for employees. Employee Directors are also governed by Verizon's Code of Business Conduct.

Conflicts of Interest. A Director should avoid situations that result or appear to result in a conflict of interest with Verizon. A Director may be considered to have a conflict of interest if the Director's interest interferes or appears to interfere in any material way with the interests of Verizon, including if:

- The Director, any Member of the Director's Immediate Family, or any company with which any of them is associated as an officer, director, five percent or more owner, partner, employee or consultant (i) is a five percent or more owner of, or (ii) has any management interest in, any company that is in the same business as Verizon ("potential competitive interest"); or

- The Director offers gifts or other benefits to or solicits or receives gifts or other benefits from another entity as a result of his or her position with Verizon; or

- The Director has any other relationship that the Corporate Governance and Policy Committee believes is likely to result in a conflict of interest with Verizon.

A non-employee Director is expected to advise Verizon prior to acquiring or continuing any interest or entering into any transaction or relationship that may present a potential competitive interest. The Corporate Governance and Policy Committee, in consultation with the CEO and Chairman, will review and advise the Board as soon as practicable whether a conflict would be presented.

Corporate Opportunities. A Director should not take advantage of an opportunity to engage in a business activity that properly belongs to Verizon, including any activity that is discovered as a result of the use of Verizon information or property or in connection with his or her service as a Director. A Director should not use Verizon information, property or his or her position with Verizon for personal gain.

Securities Transactions. A Director should not trade, or enable any other person to trade, in Verizon's securities or the securities of another company while aware of material non-public information.

Confidentiality. Directors should maintain the confidentiality of information about Verizon and other entities which Verizon entrusts to them, except where the disclosure is authorized or required by law.

Fair Dealing. Directors should act fairly in any dealings with the Corporation's stakeholders, including customers, suppliers, competitors, employees and shareholders.

Waiver. No waiver of any provision of the business conduct and ethics requirements for a Director, or of any provision of the Verizon Code of Business Conduct for a Verizon Senior Executive, may be granted without the approval of the Board of Directors. The Board is strongly predisposed against any such waivers. However, in order to approve any such waiver, the Board must affirmatively find that the waiver does not violate any applicable law or regulation and that the waiver is in the best interests of the Corporation. In the event the Board approves a waiver, it will ensure that the waiver and the Board's rationale for granting the waiver are promptly disclosed, consistent with applicable legal and stock exchange requirements.

Verizon Senior Executives Serving on Outside Boards

A Verizon Senior Executive must obtain approval from the Corporate Governance and Policy Committee in advance of accepting any new membership on the Board of a public company. Verizon Senior Executives may not serve on the Board of more than two public companies other than Verizon.

A Verizon Senior Executive will not accept a new directorship with a company if the CEO or other executive officer of that company is serving as a Director of Verizon.

Shareholder Communications with Directors

If a shareholder wishes to communicate directly with the Board, a Committee of the Board or with an individual Director, he or she should send the communication to:

Verizon Communications Inc.
The Board of Directors [or Committee name or Director's name, as appropriate]
140 West Street, 29th Floor
New York, New York 10007

Verizon will forward all shareholder correspondence about Verizon to the Board, Committee or individual Director(s).

Policy on Adoption of Shareholder Rights Plans

The Corporation does not currently have a shareholder rights plan, or "poison pill," and the Board currently has no plans to adopt such a plan. However, if the Board is presented with a set of facts and circumstances which leads it to conclude that adopting a rights plan would be in the best interest of shareholders, it will seek prior shareholder approval unless the independent Directors, exercising their fiduciary duties, determine that such submission would not be in the best interests of shareholders under the circumstances. If any rights plan is adopted without prior shareholder approval, it will be presented to shareholders within one year or expire within one year without being renewed or replaced. Any plan adopted by the Board will also contain a "sunset" provision, providing that shareholders will have the opportunity to ratify or reject the plan every three years following the date of initial shareholder approval.

Shareholder Advisory Vote

Effective with the Corporation's 2009 Annual Meeting of Shareholders, a management proposal related to executive compensation in the form approved by the Board of Directors will be submitted annually to shareholders for a non-binding vote.

Appendix B

Related Dow Peer Information

The following chart lists the companies included in the Related Dow Peers for 2012 compensation purposes, and their market capitalization as of December 31, 2012, as reported by Bloomberg, and net income attributable to the company, revenue and total employees, as of each company's most recent fiscal year-end as reported in SEC filings.

Company	Market Capitalization ($ Millions)	Net Income Attributable to the Company ($ Millions)	Revenue ($ Millions)	Total Employees
3M	64,246	4,444	29,904	88,000
Alcoa	9,263	191	23,700	61,000
American Express	64,324	4,482	33,808	63,500
AT&T	191,473	7,264	127,434	241,810
Bank of America	125,026	4,188	100,131	267,200
Boeing	56,827	3,900	81,698	174,400
Caterpillar	58,579	5,681	65,875	125,341
CenturyLink	24,421	777	18,376	47,000
Chevron	211,650	26,179	230,590	62,000
Cisco Systems	104,324	8,041	46,061	66,639
Coca-Cola	162,587	9,019	48,017	150,900
Comcast	98,507	6,203	62,570	129,000
Du Pont (E.I.)	41,933	2,788	34,812	70,000
Exxon Mobil	394,611	44,880	482,295	76,900
General Electric	220,107	13,641	144,796	305,000
Hewlett-Packard	27,761	(12,650)	120,357	331,800
Home Depot	92,477	4,535	74,754	300,000
IBM	216,438	16,604	104,507	434,246
Intel	102,655	11,005	53,341	105,000
Johnson & Johnson	194,265	10,853	67,224	128,000
JPMorgan Chase	167,148	21,284	108,184	258,965
McDonald's	88,561	5,465	27,567	440,000
Merck	124,461	6,661	47,267	83,000
Microsoft	224,972	16,978	73,723	94,000
Mondelez International	45,233	3,028	35,015	100,000
Pfizer	184,653	14,570	58,986	91,500
Procter & Gamble	185,627	10,756	83,680	126,000
Sprint Nextel	17,036	(4,325)	35,345	39,000
Time Warner Cable	29,329	2,155	21,386	51,000
Travelers	27,396	2,473	25,740	30,000
United Technologies	75,166	5,130	57,708	218,000
Wal-Mart	228,246	16,999	469,162	2,000,000
Walt Disney	88,234	5,682	42,278	166,000
Verizon	123,493	875	115,846	183,400
Verizon's Ranking	**15**	**30**	**7**	**11**
Verizon's Percentile Ranking	**58%**	**12%**	**82%**	**70%**

Verizon Communications Inc. Reconciliation of Non-GAAP Measures

Adjusted Net Income Reconciliation

Year Ended December 31,	(dollars in billions) 2012
Reported Net Income Attributable to Verizon	$0.9
Severance, Pension and Benefit Charges	4.4
Debt Redemption Costs and Other	0.9
Legal Settlements	0.2
Adjusted Net Income Attributable to Verizon	$6.4

Adjusted EPS Reconciliation

Year Ended December 31,	2012
Reported EPS	$0.31
Severance, Pension and Benefit Charges	1.55
Early Debt Redemption and Other Restructuring Costs	0.31
Litigation Settlements	0.08
Adjusted EPS	2.24
Superstorm Sandy Impact	0.07
Adjusted EPS excluding Superstorm Sandy Impact	$2.31

Note: EPS may not add due to rounding.

Free Cash Flow Reconciliation

Year Ended December 31,	(dollars in billions) 2012
Net Cash Provided by Operating Activities	$31.5
Less: Capital Expenditures (including capitalized software)	16.2
Free Cash Flow	$15.3
Pension Annuitization	2.2
Superstorm Sandy	0.5
Adjusted Free Cash Flow	$18.0

Appendix D

2009 VERIZON COMMUNICATIONS INC. LONG-TERM INCENTIVE PLAN
As Amended and Restated

Contents

Article 1. Restatement, Objectives, and Duration

1.1 Restatement of the Plan. Verizon Communications Inc., a Delaware corporation (hereinafter referred to as the "Company"), previously restated the Verizon Communications Long-Term Incentive Plan. The restated plan is referred to as the "2009 Verizon Communications Inc. Long-Term Incentive Plan" (hereinafter referred to as the "Plan"), as set forth in this document as amended from time to time. The restated Plan was effective on May 9, 2009 (the "Effective Date"), which was the date the Company's shareholders first approved the Plan, and shall remain in effect as provided in Section 1.3 hereof. The Company subsequently amended the Plan as set forth herein, with such amendments to become effective on the date that the Company's shareholders approve the amendments to the Plan.

The Plan permits the grant of Nonqualified Stock Options, Incentive Stock Options, Restricted Stock, Restricted Stock Units, Performance Shares, Performance Units, and Other Awards, including Stock Appreciation Rights.

1.2 Objectives of the Plan. The objectives of the Plan are to optimize the profitability and growth of the Company through long-term incentives that are consistent with the Company's goals and that link the interests of Participants to those of the Company's shareholders; to provide Participants with incentives for excellence in individual performance; to provide flexibility to the Company in its ability to motivate, attract, and retain the services of Participants who make significant contributions to the Company's success; and to allow Participants to share in the success of the Company.

1.3 Duration of the Plan. The Plan shall commence on the Effective Date and shall remain in effect, subject to the right of the Committee to amend or terminate the Plan at any time pursuant to Article 16 hereof, until all Shares subject to the Plan shall have been purchased, acquired, or forfeited, and all cash Awards shall have been paid or forfeited, pursuant to the Plan's provisions. In no event, however, may an Award be granted more than ten (10) years after the Effective Date.

Article 2. Definitions

Whenever the following terms are used in the Plan, with their initial letter(s) capitalized, they shall have the meanings set forth below:

2.1 "**Award**" means, individually or collectively, a grant under the Plan of Nonqualified Stock Options, Incentive Stock Options, Restricted Stock, Restricted Stock Units, Performance Shares, Performance Units, or Other Awards.

2.2 "**Award Agreement**" means an agreement entered into by the Company and a Participant, or another instrument prepared by the Company in lieu of such an agreement, setting forth the terms and conditions applicable to an Award pursuant to Article 10 hereof.

2.3 "**Beneficial Owner**" or **"Beneficial Ownership"** shall have the meaning ascribed to such term in Rule 13d-3 of the General Rules and Regulations under the Exchange Act, as amended from time to time, or any successor rule.

2.4 "**Board**" or **"Board of Directors"** means the Board of Directors of the Company.

2.5 "**Change in Control**" means a change in control of the Company of a nature that would be required to be reported in response to Item 6(e) of Schedule 14A of Regulation 14A promulgated under the Exchange Act, whether or not the Company is then subject to such reporting requirement; provided that, without limitation, such a Change in Control shall be deemed to have occurred if:

(a) Any Person becomes a Beneficial Owner of shares of one or more classes of stock of the Company representing twenty percent (20%) or more of the total voting power of the Company's then outstanding voting stock; or

(b) The Company and any Person consummate a merger, consolidation, reorganization, or other business combination; or

(c) The Board adopts resolutions authorizing the liquidation or dissolution, or sale to any Person of all or substantially all of the assets, of the Company.

Notwithstanding the provisions of Section 2.5 (a), (b), and (c) hereof, a Change in Control shall not occur if:

(i) The Company's voting stock outstanding immediately before the consummation of the transaction will represent no less than forty-five percent (45%) of the combined voting power entitled to vote for the election of directors of the surviving parent corporation immediately following the consummation of the transaction; and
(ii) Members of the Incumbent Board will constitute at least one-half of the board of directors of the surviving parent corporation; and
(iii) The Chief Executive Officer or co-Chief Executive Officer of the Company will be the chief executive officer or co-chief executive officer of the surviving parent corporation; and
(iv) The headquarters of the surviving parent corporation will be located in New York, New York.

For the purposes of this Section 2.5, "Person" means any corporation, partnership, firm, joint venture, association, individual, trust, or other entity, but does not include the Company or any of its wholly-owned or majority-owned subsidiaries, employee benefit plans, or related trusts; and "Incumbent Board" means those persons who either (A) have been members of the Board of Directors of the Company since January 1, 2009, or (B) are new Directors whose election by the Board of Directors or nomination for election by the shareholders of the Company was approved by a vote of at least three-fourths of the members of the Incumbent Board then in office who either were Directors described in clause (A) hereof or whose election or nomination for election was previously so approved, but shall not include any Director elected as a result of an actual or threatened solicitation of proxies by any Person.

2.6 "**Code**" means the Internal Revenue Code of 1986, as amended from time to time.

2.7 "**Committee**" means the Human Resources Committee of the Board or any other committee appointed by the Board to administer the Plan and Awards to Participants who are Employees, as specified in Article 3 hereof.

2.8 "**Company**" means Verizon Communications Inc., a Delaware corporation, and any successor thereto as provided in Article 18 hereof.

2.9 "**Director**" means any individual who is a member of the Board.

2.10 "**Effective Date**" shall have the meaning ascribed to such term in Section 1.1 hereof.

2.11 "**Employee**" means any employee of the Company or of a Subsidiary. Directors who are employed by the Company or by a Subsidiary shall be considered Employees under the Plan.

2.12 "**Exchange Act**" means the Securities Exchange Act of 1934, as amended from time to time, or any successor statute.

2.13 "**Fair Market Value**" means the closing price of Shares on the principal securities exchange on which the Shares are traded or, if there are no such sales on the relevant date, then the closing price of Shares on the date or dates that the Committee determines, in its sole discretion, to be appropriate for purposes of valuation.

2.14 "**Freestanding SAR**" means an SAR that is granted independently of any Option, as described in Sections 9.2 through 9.6 hereof.

2.15 "**Incentive Stock Option**" or **"ISO"** means an Option that is designated by the Committee as an Incentive Stock Option.

2.16 "**Insider**" means an individual who is, on the relevant date, subject to the reporting requirements of Section 16(a) of the Exchange Act.

2.17 "**Non-Employee Director**" means (a) a Director who is not an Employee or (b) a member of the board of directors (or comparable governing body) of a Subsidiary who is not an Employee.

2.18 "**Nonqualified Stock Option**" or **"NQSO"** means an Option that is not designated by the Committee as an Incentive Stock Option.

2.19 "**Option**" means an Incentive Stock Option or a Nonqualified Stock Option granted pursuant to Article 6 hereof.

2.20 "**Option Price**" means the price at which a Share may be purchased by a Participant pursuant to an Option, as provided in Section 6.2 hereof.

2.21 "**Other Award**" means an Award granted to a Participant pursuant to Article 9 hereof.

2.22 "**Participant**" means an Employee or Non-Employee Director who has been selected to receive an Award or who holds an outstanding Award.

2.23 "**Performance-Based Exception**" means the performance-based exception from the tax deductibility limitation imposed by Code Section 162(m)(4)(C) and the Treasury regulations thereunder.

2.24 "**Performance Period**" means the period during which performance goals must be met for purposes of Article 8 hereof.

2.25 "**Performance Share**" means an Award granted pursuant to Article 8 hereof, which, on the date of grant, shall have a value equal to the Fair Market Value of a Share on that date.

2.26 "**Performance Unit**" means an Award granted pursuant to Article 8 hereof, which shall have an initial value established by the Committee on the date of grant.

2.27 "**Plan**" means the 2009 Verizon Communication Inc. Long-Term Incentive Plan as set forth herein and as it may be amended from time to time.

2.28 "**Restricted Stock**" means an Award granted pursuant to Section 7.1 hereof.

2.29 "**Restricted Stock Unit**" means an Award granted pursuant to Section 7.5 hereof.

2.30 "**Restriction Period**" means the period during which the transfer of Shares of Restricted Stock is limited in some way (based on the passage of time, the achievement of performance goals, or the occurrence of other events determined by the Committee in its discretion), and the Shares are subject to a substantial risk of forfeiture, as provided in Article 7 hereof.

2.31 "**Share**" means a share of common stock of the Company.

2.32 "**Share Pool**" means the number of Shares available under Section 4.1 hereof, as adjusted pursuant to Sections 4.2 and 4.3 hereof.

2.33 "**Stock Appreciation Right**" or "**SAR**" means an Award, granted either alone or in connection with a related Option, pursuant to the terms of Sections 9.2 through 9.6 hereof.

2.34 "**Subsidiary**" means (a) a corporation, partnership, joint venture, or other entity in which the Company has an ownership interest of at least fifty percent (50%), and (b) any corporation, partnership, joint venture, or other entity in which the Company holds an ownership interest of less than fifty percent (50%) but which, in the discretion of the Committee, is treated as a Subsidiary for purposes of the Plan.

2.35 "**Tandem SAR**" means an SAR granted with respect to a Share pursuant to Sections 9.2 through 9.6 hereof in connection with a related Option, under which (a) the exercise of the SAR with respect to the Share shall cancel the right to purchase such Share under the related Option and (b) the purchase of the Share under the related Option shall cancel the right to exercise the SAR with respect to such Share.

Article 3. Administration

3.1 General. Except as otherwise determined by the Board in its discretion, the Plan shall be administered by the Committee, which shall consist exclusively of two (2) or more nonemployee directors within the meaning of the rules promulgated by the Securities and Exchange Commission under Section 16 of the Exchange Act who also qualify as outside directors within the meaning of Code Section 162(m) and the related regulations under the

Code. The members of the Committee shall be appointed from time to time by, and shall serve at the discretion of, the Board. The Committee shall have the authority to delegate administrative duties, including the authority to respond to and decide claims or appeals under the Plan and to interpret the Plan terms, to the Executive Vice President and Chief Administrative Officer of the Company. The Committee may not delegate its authority with respect to (a) non-ministerial actions with respect to Insiders; (b) non-ministerial actions with respect to Awards that are intended to qualify for the Performance-Based Exception; and (c) certifying that any performance goals and other material terms attributable to Awards intended to qualify for the Performance-Based Exception have been satisfied.

3.2 Authority of the Committee. Except as limited by law or by the Certificate of Incorporation or Bylaws of the Company, and subject to the provisions hereof, the Committee shall have full power in its discretion to select Employees who shall participate in the Plan; determine the sizes and types of Awards; determine the terms and conditions of Awards in a manner consistent with the Plan; construe and interpret the Plan and any Award Agreement or other agreement or instrument entered into or issued under the Plan; establish, amend, or waive rules and regulations for the Plan's administration; and (subject to the provisions of Article 16 hereof) amend the terms and conditions of any outstanding Award as provided in the Plan. Further, the Committee shall make all other determinations that may be necessary or advisable for the administration of the Plan. With respect to the Non-Employee Directors, the authority conferred by this Section 3.2 shall rest with the Corporate Governance and Policy Committee of the Board.

3.3 Decisions Binding. All determinations and decisions made by the Committee or the Corporate Governance and Policy Committee of the Board pursuant to the provisions of the Plan and all related orders and resolutions of such committee shall be final, conclusive, and binding on all persons, including the Company, its shareholders, Directors, Non-Employee Directors, Employees, Participants, and their estates and beneficiaries.

3.4 Performance-Based Awards. For purposes of the Plan, it shall be presumed, unless the Committee indicates to the contrary, that all Awards to Employees are intended to qualify for the Performance-Based Exception. If the Committee does not intend an Award to an Employee to qualify for the Performance-Based Exception, the Committee shall reflect its intent in its records in such manner as the Committee determines to be appropriate.

Article 4. Shares Subject to the Plan and Maximum Awards

4.1 Number of Shares Available for Grants. Shares that may be issued pursuant to Awards may be either authorized and unissued Shares, or authorized and issued Shares held in the Company's treasury, or any combination of the foregoing. Subject to adjustment as provided in Section 4.3 hereof, (a) there shall be reserved for issuance under Awards 115,000,000 Shares, (b) not more than 115,000,000 of such Shares may be used for Awards other than Options, and (c) not more than 115,000,000 of such Shares shall be available for issuance pursuant to the exercise of Incentive Stock Options. Shares covered by Awards that are canceled or forfeited may be reused to make Awards. The maximum aggregate number of Shares with respect to which all Awards may be granted in a single calendar year to an individual Participant may not exceed the lesser of (i) one-half of one percent of the total number of Shares that are issued and outstanding on the Effective Date or (ii) 13,500,000 Shares. The maximum aggregate number of Shares with respect to which Options and SARs may be granted in a single calendar year to an individual Participant may not exceed the lesser of (i) one-half of one percent of the total number of Shares that are issued and outstanding on the Effective Date or (ii) 13,500,000 Shares.

4.2 Share Pool Adjustments.

(a) The following Awards and payouts shall reduce, on a Share-for Share basis, the number of Shares available for issuance under the Share Pool:

1) An Award of an Option;
2) An Award of an SAR (except a Tandem SAR);
3) An Award of Restricted Stock;
4) An Award of a Restricted Stock Unit payable in Shares;
5) An Award of a Performance Share;
6) An Award of a Performance Unit payable in Shares; and
7) Other Awards payable in Shares.

(b) The following transactions shall restore, on a one-for-one basis, the number of Shares available for issuance under the Share Pool:

(1) A payout of an SAR, Tandem SAR, Restricted Stock Award, or Restricted Stock Unit in the form of cash, or a payout of Performance Units, Performance Shares, or Other Award in the form of cash (if originally awarded in Shares);
(2) A cancellation, termination, expiration, or forfeiture for any reason (with the exception of the termination of a Tandem SAR upon exercise of the related Option, or the termination of a related Option upon exercise of the corresponding Tandem SAR) of any Award payable in Shares or Shares subject to an Award; and
(3) Payment of an Option Price or tax withholding obligation with previously acquired Shares or by withholding Shares that otherwise would be acquired on exercise (*i.e.* , the Share Pool shall be increased by the number of Shares turned in or withheld as payment of the Option Price or tax withholding obligation).

4.3 Required Adjustments in Authorized Shares. In the event of any change in corporate capitalization, such as a stock split, or a corporate transaction, such as any merger, consolidation, separation, including a spin-off, or other distribution of stock or property of the Company, any reorganization (whether or not such reorganization comes within the definition of such term in Code Section 368) or any partial or complete liquidation of the Company, such adjustment shall be made in the number and class of Shares available for grants under Section 4.1 hereof, in the number and class of and/or price of Shares subject to outstanding Awards, and in the per-Participant Award limit set forth in Section 4.1 hereof, as determined to be appropriate and equitable by the Committee, to prevent dilution or enlargement of the benefits available under the Plan and of the rights of Participants; provided that the number of Shares subject to any Award shall always be a whole number. In a stock-for-stock acquisition of the Company, the Committee may, in its discretion, substitute securities of another issuer for any Shares subject to outstanding Awards.

Article 5. Eligibility and Participation

5.1 Eligibility. All Employees and Non-Employee Directors are eligible to participate in the Plan.

5.2 Actual Participation. Subject to the provisions of the Plan, the Committee may, from time to time, select from all Employees those to whom Awards shall be granted and shall determine the nature and size of each Award. The Corporate Governance and Policy Committee of the Board shall determine the Awards to be granted to the Non-Employee Directors in accordance with the Company's compensation program for Non-Employee Directors.

Article 6. Stock Options

6.1 Grant of Options. Subject to the terms of the Plan, Options may be granted to Participants in such number, and upon such terms, and at any time and from time to time as shall be determined by the Committee.

6.2 Option Price. The Option Price under each Option will not be less than one hundred percent (100%) of the Fair Market Value of a Share on the date the Option is granted. The Committee may not reprice (by cancellation, exchange, amendment or otherwise) a previously granted Option.

6.3 Term of Options. Each Option granted to a Participant shall expire at such time as the Committee shall determine at the time of grant; provided that no Option shall be exercisable after the tenth (10th) anniversary of its date of grant.

6.4 Exercise of Options. Options granted under this Article 6 shall be exercisable at such times and be subject to such restrictions and conditions as the Committee shall in each instance approve, which need not be the same for each grant or for each Participant. Options shall be exercised by the delivery of a written notice of exercise to the Company, setting forth the number of Shares with respect to which the Option is to be exercised, accompanied by full payment for the Shares.

6.5 Payment. When an Option is exercised, the Option Price shall be payable to the Company in full either:

(a) In cash or its equivalent; or

(b) By tendering previously acquired Shares having an aggregate Fair Market Value at the time of exercise equal to the total Option Price (provided that the Shares that are tendered must have been held by the Participant for at least six (6) months prior to their tender to satisfy the Option Price); or
(c) By a combination of (a) and (b).

The Committee also may allow broker-assisted exercise as permitted under Federal Reserve Board's Regulation T, subject to applicable securities law restrictions, or by any other means that the Committee determines to be consistent with the Plan's purpose and applicable law.

Subject to any governing rules or regulations, as soon as practicable after receipt of a written notification of exercise and full payment of the Option Price, the Company shall deliver to the Participant, in the Participant's name (or, at the direction of the Participant, jointly in the names of the Participant and the Participant's spouse), one or more Share certificates for the Shares purchased under the Option(s).

6.6 Limitations on ISOs. Notwithstanding anything in the Plan to the contrary, to the extent required from time to time by the Code and/or applicable regulations, the following additional provisions shall apply to the grant of Options that are intended to qualify as ISOs:

(a) **Fair Market Value Limitation.** The aggregate Fair Market Value (determined as of the date the ISO is granted) of the Shares with respect to which ISOs are exercisable for the first time by any Participant during any calendar year (under all plans of the Company (or any parent or subsidiary corporation within the meaning of Code Section 424) shall not exceed one hundred thousand dollars ($100,000) or such other amount as may subsequently be specified by the Code and/or applicable regulations; provided that, to the extent that such limitation is exceeded, any Options on Shares with a Fair Market Value in excess of such amount shall be deemed to be NQSOs.
(b) **Code Section 422.** ISOs shall contain such other provisions as the Committee shall deem advisable, but shall in all events be consistent with and contain or be deemed to contain all provisions required in order to qualify as ISOs. Moreover, all ISOs must be granted within ten (10) years from the earlier of the date on which the Plan was adopted by the Board or the date the Plan was approved by shareholders.

Article 7. Restricted Stock and Restricted Stock Units

7.1 Grant of Restricted Stock. Subject to the terms and provisions of the Plan, the Committee, at any time and from time to time, may grant Shares of Restricted Stock to Participants in such amounts and upon such terms as the Committee shall determine.

7.2 Restrictions.

(a) Subject to Article 11 hereof, the Committee shall impose such conditions and/or restrictions on any Shares of Restricted Stock as the Committee may determine including, without limitation, a requirement that Participants pay a stipulated purchase price for each Share of Restricted Stock, restrictions based upon the achievement of specific performance goals (Company-wide, divisional, and/or individual), time-based restrictions on vesting following the attainment of the performance goals, and/or restrictions under applicable federal or state securities laws.
(b) The Company may retain the certificates representing Shares of Restricted Stock in the Company's possession until such time as all conditions and/or restrictions applicable to such Shares have been satisfied.
(c) Except as otherwise provided in this Article 7, Shares of Restricted Stock that have not yet been forfeited or canceled shall become freely transferable (subject to any restrictions under applicable securities laws) by the Participant after the last day of the applicable Restriction Period.

7.3 Voting Rights. Participants holding Shares of Restricted Stock may be granted full voting rights with respect to those Shares during the Restriction Period.

7.4 Dividends and Other Distributions. During the Restriction Period, Participants holding Shares of Restricted Stock may be credited with regular cash dividends paid with respect to such Shares while they are so held. The Committee may apply any restrictions to the dividends that the Committee deems appropriate. Without limiting the generality of the preceding sentence, if the grant or vesting of Restricted Stock is designed to comply with the requirements of the Performance-Based Exception, the Committee may apply any restrictions it deems appropriate to the payment of dividends declared with respect to such Restricted Stock, so that the dividends and/or the Restricted Stock shall be eligible for the Performance-Based Exception.

7.5 Restricted Stock Units. In lieu of or in addition to any Awards of Restricted Stock, the Committee may grant Restricted Stock Units to any Participant, subject to the terms and conditions of this Article 7 being applied to such Awards as if those Awards were for Restricted Stock and subject to such other terms and conditions as the Committee may determine. Each Restricted Stock Unit shall have an initial value that is at least equal to the Fair Market Value of a Share on the date of grant. Restricted Stock Units may be paid at such time as the Committee may determine in its discretion, and payments may be made in a lump sum or in installments, in cash, Shares, or a combination thereof, as determined by the Committee in its discretion, but no later than 2-1/2 months after the Plan Year following the year in which the Restriction Period ends.

Article 8. Performance Units and Performance Shares

8.1 Grant of Performance Units/Shares. Subject to the terms of the Plan, Performance Units, and/or Performance Shares may be granted to Participants in such amounts and upon such terms, and at any time and from time to time, as shall be determined by the Committee.

8.2 Value of Performance Units/Shares. Each Performance Unit shall have an initial value that will not be less than the Fair Market Value of a Share on the date of grant. Each Performance Share shall have an initial value equal to the Fair Market Value of a Share on the date of grant. The Committee shall set performance goals in its discretion that, depending on the extent to which they are met, shall determine the number and/or value of Performance Units/Shares that shall be paid out to the Participant.

8.3 Earning of Performance Units/Shares. Subject to the terms of the Plan, after the applicable Performance Period has ended, the holder of Performance Units/Shares shall be entitled to receive payout with respect to the number and value of Performance Units/Shares earned by the Participant over the Performance Period, to be determined as a function of the extent to which the corresponding performance goals have been achieved.

8.4 Form and Timing of Payment of Performance Units/Shares.

(a) Unless the Committee determines otherwise in its discretion, payment of earned Performance Units/Shares shall be made in a single lump sum following the close of the applicable Performance Period and no later than 2-1/2 months after the Plan Year following the year in which the Performance Period ends. Subject to the terms of the Plan, the Committee, in its discretion, may direct that earned Performance Units/Shares be paid in the form of cash or Shares (or in a combination thereof) that have an aggregate Fair Market Value equal to the value of the earned Performance Units/Shares on the last trading day immediately before the close of the applicable Performance Period. Such Shares may be granted subject to any restrictions deemed appropriate by the Committee.

(b) At the discretion of the Committee, Participants may be entitled to receive any dividends declared with respect to Shares that have been earned in connection with grants of Performance Units and/or Performance Shares that have been earned, but not yet distributed to Participants; such dividends shall be subject to the same accrual, forfeiture, and payout restrictions as apply to dividends earned with respect to Shares of Restricted Stock set forth in Section 7.4 hereof. In addition, Participants may, at the discretion of the Committee, be entitled to exercise voting rights with respect to such Shares.

Article 9. Other Awards

9.1 In General. Subject to the terms of the Plan, the Committee may grant any types of Awards other than those that are specifically set forth in Articles 6 through 8 hereof, including, but not limited to, SARs and the payment of Shares in lieu of cash under any Company incentive bonus plan or program. Subject to the terms of the Plan, including the remaining provisions of this Article 9, the Committee, in its sole discretion, shall determine the terms and conditions of such Other Awards.

9.2 Grant of SARs. Subject to the terms and conditions of the Plan, SARs may be granted to Participants at any time and from time to time as shall be determined by the Committee. The Committee may grant Freestanding SARs, Tandem SARs, or any combination of these forms of SAR. The Committee may not reprice (by cancellation, exchange, amendment or otherwise) a previously granted SAR or Tandem SAR.

The Committee shall have complete discretion in determining the number of SARs granted to each Participant (subject to Article 4 hereof) and, consistent with the provisions of the Plan, in determining the terms and conditions pertaining to such SARs.

The grant price of a Freestanding SAR shall be equal to no less than one hundred percent (100%) of the Fair Market Value of a Share on the date of grant of the SAR. The grant price of Tandem SARs shall equal the Option Price of the related Option.

9.3 Exercise of Tandem SARs. Tandem SARs may be exercised for all or part of the Shares subject to the related Option upon the surrender of the right to exercise the equivalent portion of the related Option. A Tandem SAR may be exercised only with respect to the Shares for which its related Option is then exercisable.

Notwithstanding any other provision of the Plan to the contrary, with respect to a Tandem SAR granted in connection with an ISO: (a) the Tandem SAR shall expire no later than the expiration of the ISO; (b) the value of the payout with respect to the Tandem SAR shall not exceed the excess of the Fair Market Value of the Shares subject to the ISO at the time the Tandem SAR is exercised over the Option Price under the ISO; and (c) the Tandem SAR may be exercised only when the Fair Market Value of the Shares subject to the ISO exceeds the Option Price of the ISO.

9.4 Exercise of Freestanding SARs. Freestanding SARs may be exercised upon whatever terms and conditions the Committee, in its discretion, imposes upon them, subject, however, to the terms of the Plan.

9.5 Term of SARs. The term of an SAR shall be determined by the Committee, in its discretion; provided that such term shall not exceed ten (10) years.

9.6 Payment of SAR Amount. Upon exercise of an SAR, a Participant shall be entitled to receive payment from the Company in an amount determined by multiplying:

(a) The excess of the Fair Market Value of a Share on the date of exercise over the grant price, by
(b) The number of Shares with respect to which the SAR is exercised.

At the discretion of the Committee, the payment upon SAR exercise may be in cash, in Shares of equivalent Fair Market Value, or in some combination thereof.

Article 10. Award Agreements

10.1 In General. Each Award shall be evidenced by an Award Agreement that shall include such provisions as the Committee shall determine and that shall specify:

(a) In the case of an Option, the number of the Shares to which the Option pertains, the Option Price, the term of the Option, the schedule on which the Option becomes exercisable, and whether the Option is intended to be an ISO or an NQSO;
(b) In the case of Restricted Stock or Restricted Stock Units, the number of Shares of Restricted Stock or Restricted Stock Units granted, the applicable restrictions, and the Restriction Period(s);
(c) In the case of Performance Units or Performance Shares, the number of Performance Units or Performance Shares granted, the initial value of a Performance Unit (if applicable), and the performance goals; and
(d) In the case of an SAR, the number of Shares to which the SAR pertains, the grant price, the term of the SAR, the schedule on which the SAR becomes exercisable, and whether the SAR is a Freestanding SAR or a Tandem SAR.

10.2 Severance from Service. Each Award Agreement shall set forth the extent to which the Participant shall have rights, if any, under the Award following the Participant's severance from service with the Company and its Subsidiaries. The Award Agreement may make distinctions based on the reason for the Participant's severance from service and may contain obligations that apply beyond the term of the Award Agreement.

10.3 Restrictions on Transferability. Subject to the provisions of the Plan, in the case of an ISO (and in the case of any other Award), a Participant's Award may not be sold, transferred, pledged, assigned, or otherwise alienated or hypothecated, other than by will or by the laws of descent and distribution, and shall be exercisable during the Participant's lifetime only by the Participant.

10.4 Uniformity Not Required. The provisions of the Award Agreements need not be uniform among all Awards, among all Awards of the same type, among all Awards granted to the same Participant, or among all Awards granted at the same time.

Article 11. Performance Measures

Unless and until the Company's shareholders approve a change in the general performance measures set forth in this Article 11, the attainment of which may determine the degree of payout and/or vesting with respect to Awards that are designed to qualify for the Performance-Based Exception, the performance measure(s) to be used for purposes of such grants may be measured at the Company level, at a subsidiary level, or at an operating unit level, and shall be chosen from among:

(a) Income measures (including, but not limited to, gross profit, operating income, earnings before or after taxes, or earnings per share);
(b) Return measures (including, but not limited to, return on assets, investment, equity, or sales);
(c) Cash flow return on investments, which equals net cash flows divided by owners' equity, or free cash flow;
(d) Gross revenues;
(e) Market value added;
(f) Economic value added; and
(g) Share price (including, but not limited to, growth measures and total shareholder return, or relative growth measures and relative total shareholder return).

The Committee shall have the discretion to adjust the determinations of the degree of attainment of the pre-established performance goals; provided that Awards that are designed to qualify for the Performance-Based Exception may not be adjusted upward (although the Committee shall retain the discretion to adjust such Awards downward).

In the case of any Award that is granted subject to the condition that a specified performance measure be achieved, no payment under such Award shall be made prior to the time that the Committee certifies in writing that the performance measure has been achieved. For this purpose, approved minutes of the Committee meeting at which the certification is made shall be treated as a written certification. No such certification is required, however, in the case of an Award that is based solely on an increase in the value of a Share from the date such Award was made.

Article 12. Beneficiary Designation

Each Participant may, from time to time, name any beneficiary or beneficiaries (who may be named contingently or successively) to whom any benefit under the Plan is to be paid in case of the Participant's death before the Participant receives any or all of such benefit. Each such designation shall revoke all prior designations by the same Participant with respect to such benefit, shall be in a form prescribed by the Company, and shall be effective only when filed by the Participant in writing with the Company during the Participant's lifetime. In the absence of any such designation, any benefits remaining unpaid under the Plan at the Participant's death shall be paid to the Participant's estate unless otherwise provided in the Award Agreement.

Article 13. Deferrals

Pursuant to the applicable requirements of Section 409A of the Code, the Committee may permit or require a Participant to defer receipt of the payment of cash or the delivery of Shares that would otherwise be due pursuant to the lapse or waiver of restrictions with respect to Restricted Stock or Restricted Stock Units, the satisfaction of any requirements or goals with respect to Performance Units/Shares, or in connection with any Other Awards. If any such deferral is required or permitted, the Committee shall establish rules and procedures for such deferrals in compliance with the requirements of Section 409A of the Code.

Article 14. No Right to Employment or Participation

14.1 Employment. The Plan shall not interfere with or limit in any way the right of the Company or of any Subsidiary to terminate any Employee's employment at any time, and the Plan shall not confer upon any Employee the right to continue in the employ of the Company or of any Subsidiary.

14.2 Participation. No Employee or Non-Employee Director shall have the right to be selected to receive an Award or, having been so selected, to be selected to receive a future Award.

Article 15. Change in Control

No outstanding Awards that have been granted after the Effective Date of this Plan shall vest or become immediately payable or exercisable merely upon the occurrence of a Change in Control. However, if within twelve (12) months following the occurrence of a Change in Control, a Participant is involuntarily terminated without "Cause" or is deemed to have separated from service as the result of a "Good Reason", then all outstanding Options and SARs shall become immediately exercisable, and any restriction periods and other restrictions imposed on then-outstanding Awards shall lapse and will be paid at their targeted award level. Notwithstanding the foregoing, such Awards shall not become payable until their regularly scheduled time as specified under the terms and conditions of the applicable Award Agreement, except that, to the extent an Award is exempt from Section 409A of the Code under the "short-term deferral rule," payment shall not be later than 2-1/2 months after the year in which it is no longer subject to a substantial risk of forfeiture. Both "Cause" and "Good Reason" shall be as defined in the applicable Award Agreement.

Article 16. Amendment, Modification, and Termination

16.1 Amendment, Modification, and Termination. Subject to the terms of the Plan, the Committee may at any time and from time to time, alter, amend, suspend, or terminate the Plan in whole or in part; provided that unless the Committee specifically provides otherwise, any revision or amendment that would cause the Plan to fail to comply with any requirement of applicable law, regulation, or rule if such amendment were not approved by the shareholders of the Company shall not be effective unless and until shareholder approval is obtained.

16.2 Awards Previously Granted. After the termination of the Plan, any previously granted Award shall remain in effect and shall continue to be governed by the terms of the Plan, the Award, and any applicable Award Agreement. All Awards previously granted under the Plan prior to the Effective Date specified herein shall be governed by the terms and conditions of the Plan as in effect at such time, provided that all Plan provisions referencing Section 409A of the Code shall apply to all Awards subject to 409A of the Code.

Article 17. Withholding

17.1 Tax Withholding. The Company and its Subsidiaries shall have the power and the right to deduct or withhold, or to require a Participant to remit to the Company or to a Subsidiary, an amount that the Company or a Subsidiary reasonably determines to be required to comply with federal, state, local, or foreign tax withholding requirements.

17.2 Share Withholding. With respect to withholding required upon the exercise of Options or SARs, upon the lapse of restrictions on Restricted Stock, or upon any other taxable event arising as a result of Awards granted hereunder, Participants may elect, subject to the approval of the Committee, to satisfy the withholding requirement, in whole or in part, by having the Company withhold Shares having a Fair Market Value on the date the tax is to be determined equal to the minimum statutory withholding tax that could be imposed on the transaction. All such elections shall be irrevocable, made in writing, signed by the Participant, and shall be subject to any restrictions or limitations that the Committee, in its discretion, deems appropriate.

Article 18. Successors

All obligations of the Company under the Plan with respect to Awards granted hereunder shall be binding on any successor to the Company, whether the existence of such successor is the result of a direct or indirect purchase, merger, consolidation, or otherwise, of all or substantially all of the business and/or assets of the Company.

Article 19. Legal Construction

19.1 Gender and Number. Except where otherwise indicated by the context, any masculine term used herein also shall include the feminine; any feminine term used herein also shall include the masculine; and the plural shall include the singular and the singular shall include the plural.

19.2 Severability. If any provision of the Plan shall be held illegal or invalid for any reason, such illegality or invalidity shall not affect the remaining parts of the Plan, and the Plan shall be construed and enforced as if the illegal or invalid provision had not been included.

19.3 Requirements of Law. The granting of Awards and the issuance of Shares under the Plan shall be subject to all applicable laws, rules, and regulations, and to such approvals by any governmental agencies or national securities exchanges as may be required. In addition, the Plan and all Awards will be interpreted and construed to avoid any tax, penalty or interest under Code Section 409A. The Committee, in its reasonable discretion, may amend the Plan (including retroactively) in any manner to conform with Section 409A of the Code. Except for the Company's obligations to withhold taxes, the Company will have no obligation relating to any tax or penalty applicable to any person as a result of participation in the Plan.

19.4 Governing Law. The Plan shall be construed in accordance with and governed by the laws of the State of Delaware (without regard to the legislative or judicial conflict of laws rules of any state), except to the extent superseded by federal law.




11
Tulsa
International
Airport
75
W 7th St.
DoubleTree
Downtown
I-244
75
I-44
75
Oklahoma City
Dallas

DIRECTIONS TO VERIZON COMMUNICATIONS INC. ANNUAL MEETING OF SHAREHOLDERS

DoubleTree by Hilton Tulsa Downtown
616 W. 7th Street
Tulsa, Oklahoma 74127

From Tulsa International Airport: Take Highway 11 West to U.S. 75 South. Take the 11th Street/Houston Avenue exit. Turn right onto Houston Avenue. Turn right onto W. 7th Street. Turn right into the parking garage attached to the hotel.

From Oklahoma City: Take I-44 East to I-244 East (Exit 223A to the left). Take the 7th Street exit towards Downtown. Continue on W. 7th Street for 1 ½ blocks. Turn right into the parking garage attached to the hotel.

From Dallas, Texas: Take U.S. 75 North. Continue onto I-244 East. Take the 7th Street exit towards Downtown. Continue on W. 7th Street for 1 ½ blocks. Turn right into the parking garage attached to the hotel.

Parking is available in the parking garage attached to the hotel. We will validate your parking ticket so that there will be no charge for parking.


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